Form 20-F
period 2003-02-28
AMS HOMECARE INC
filed 2003-10-29
CIK 1201784

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2003

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________________ to ________________________________

Commission file number

000-50109

AMS HOMECARE INC.

(Exact name of registrant as specified in its charter)

BRITISH COLUMBIA

(Jurisdiction of incorporation or organization)

1360 CLIVEDEN AVENUE, DELTA, BRITISH COLUMBIA, CANADA, V3M 6K2

 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:

Name of each exchange on which registered:

COMMON SHARES, WITHOUT PAR VALUE

TSX VENTURE EXCHANGE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  46,398,891 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  Yes      No

Indicate by check mark which financial statement item the registrant has elected to follow.

   Item 17      Item 18

TABLE OF CONTENTS

INTRODUCTION AND USE OF CERTAIN TERMS

AMS Homecare Inc. is a corporation incorporated under the Company Act (British Columbia) on March 5, 1981. As used herein, except as the context otherwise requires, the term “we” or “our” refers to AMS Homecare Inc. and its subsidiaries, including 393231 B.C. Ltd. ("393231"), Ambassador Holdings Incorporated ("Ambassador") and Three Kay Enterprises Inc. ("Three Kay") (now called AMS Homecare Canada Inc.). Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles with a reconciliation to United States Generally Accepted Accounting Principals and are presented in Canadian dollars. All monetary amounts contained in this Registration Statement are in Canadian dollars unless otherwise indicated.

Our registered office and our North American office and principal place of business is located at 1360 Cliveden Avenue, Delta, British Columbia, V3M 6K2.

FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F is as of May 31, 2003 unless otherwise indicated.

The following discussion contains forward-looking statements regarding events and financial trends, which may affect our future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in forward -looking statements. These factors include, but are not limited to, the fact that we will need additional financing to fully execute our business plan and will be subject to certain risks, all of which factors are set forth in more detail in the section entitled “Risk Factors” at Item 3 and “Operating and Financial Review and Prospects” at Item 9.

ITEM 1.        INFORMATION ON THE COMPANY

History and Development of AMS

We were originally incorporated under the Company Act (British Columbia) on March 5, 1981 as Jacob Gold Corporation, subsequently changed to Sargon Resources Ltd., then International Sargon Resources Ltd., and later Canoil Exploration Corporation ("Canoil"). On February 28, 2002 Canoil, which had no operations, material assets or liabilities at the time, acquired 393231 and Ambassador, the corporate partners that own Shoprider Canada Mobility Products ("SCMP"), a general partnership founded in 1989 and registered by the Registrar of Companies (British Columbia) on June 25, 1992. Canoil's name was changed to our current name on March 14, 2002. Our common shares are listed on the TSX Venture Exchange (TSX VN: AHC). Our North American office and principal place of business is located at 1360 Cliveden Avenue, Delta, British Columbia, V3M 6K2 (phone: (604) 273-5173).

We have delivered, since 1989, high quality, reliable and comfortable self-care equipment addressing the requirements of customers seeking to maintain their freedom and independence. We are dedicated to providing innovative, reasonably priced healthcare solutions specially developed or acquired with consumers in mind.

  The Shoprider brand manufactured by Pihsiang, which we represent exclusively in Canada, is recognized worldwide for superior design, technical sophistication as well as functionality in mobility products.
  Through warehouse-service centers conveniently located across Canada, we distribute Shoprider scooters and accessories.
  We offer an expanding product line of AMS-brand assistive devices such as walkers/rollators, bed assists, bathroom safety and daily living items, and also are diversifying into disposable medical supplies, such as medical gloves to serve the broader homecare/healthcare market requirements.

Reverse Take-over

On February 28, 2002, Canoil acquired 393231 and Ambassador, the corporate partners that own SCMP in exchange for 30,000,000 common shares issued to Rani Gill (50%) and RKGCM Holdings Ltd. (50%), a company controlled by Ms. Gill. All of these shares are subject to an escrow agreement, pursuant to which the shares will be released from escrow as to 5% on September 7, 2002 (the "Acceptance Date") and continuing every six months thereafter until the second anniversary of the Acceptance Date. Thereafter, the remaining shares will be released from escrow as to 10% 30 months after the Acceptance Date and a further 10% every six months thereafter until all the shares have been released from escrow. The final tranche of shares to be released from escrow will be released on the sixth anniversary of the Acceptance Date. Throughout the escrow period, the holder may vote the shares, except in support of an arrangement that would result in the repayment of capital prior to a wind up, and retains the same shareholder rights as the non-escrow shares, including the right to dividends. Any transfers are subject to the acceptance by the TSX Venture Exchange. The 30,000,000 shares issued into escrow as consideration in the RTO are subject to releases from escrow ratably over a 72-month period. The release fro m escrow of these shares is not subject to the verification of any representations and warranties. There are no conditions under which these shares will not be released from escrow other than the passage of time.

Ms. Gill and RKGCM Holdings Ltd. granted an option entitling us to repurchase from them up to an aggregate of 10,000,000 shares at a price of $0.10 cents per share. This option is exercisable if, at any time prior to February 2006, Ms. Gill voluntarily terminates her employment with us.

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance. The 10,000,000 shares will be issued only in the event that our aggregate earnings before interest, income tax, depreciation and amortization ("EBITDA") for our two fiscal years ending February 28, 2003 and February 29, 2004 are at least $750,000. In the event EBITDA for these two fiscal years is less than $750,000 but not less then $675,000, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued. In the event EBITDA for the two fiscal years is less than $675,000, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated. Should these shares be issued, they will be recorded at their fair value on the date of their issuance. These allocated shares will be issued to the same parties and in the same ratio as the initial issuance.

In our accounting presentation, management determined that Canoil was not a business and that financial statements and pro forma financial statements were not required to be included in this Form 20-F. Canoil had no long-lived tangible or intangible assets, intellectual property or employees. Canoil had no processes in place to sustain operations other than minimal processes that enabled it to maintain its listing. Canoil was not in the business of marketing any products or services or outputs which were utilized to generate revenues. Prior to the acquisition, Canoil had assets of $153,546 including $133,445 due from SCMP and liabilities of $165,565 which were incurred mostly to maintain its listing. Canoil had a Shareholders Deficiency of $12,019.

The agreement with our largest vendor, Pihsiang, was renewed for a term of two years starting January 2003. The agreement is an exclusive agreement for Canada covering Shoprider Scooters and Powerchairs. The agreement requires a minimum purchase of 2,521 scooters and powerchairs for 2003 and an amount to be determined for 2004. As part of the agreement, Pihsiang agreed to manufacture and supply our line of scooters exclusively branded for us. We must also spend a minimum of two percent of scooter sales on the promotion of Shoprider products.

On August 19, 2002, we acquired all of the shares of Three Kay, a British Columbia-registered company for $50,000. The $50,000 was re-invested by the former owner of Three Kay in exchange for 333,333 shares. We also agreed to pay to the former owner of Three Kay a 10% royalty based on the gross sales of non-surgical gloves and masks. Three Kay holds the exclusive North American rights - for an initial five years, with an option for further five-year periods - to distribute certain product lines of two South African manufacturer members of the Alliance Pharmaceuticals Ltd. family of companies ("Alliance Group"); one of them - GRS Medical (Pty.) Ltd. - is active in the urology, respiratory and wound drainage fields, and the other - Laminated Technologies - produces cotton, gauze and paper products for the healthcare industry. GRS holds certificates for ISO9002 and EN46002 accreditation as well as the CE mark on several disposable medical products. In addition to the sole North American (US, Canada, Mexico) distribution rights for the Alliance Group companies’ product lines, this acquisition also assigned the exclusive distribution rights granted to Three Kay by Evergreen Latex (Pty.) Ltd., of Pretoria, another South African medical products innovator (unrelated to the Alliance Group) to supply a unique polymer surgical glove (patent pending) in both Canadian and North American markets. Included in the terms of the Sole Distribution Agreement we must purchase a minimum of US$100,000 of products during the first year, with minimum purchases in subsequent years to be mutually agreed upon.

Intercorporate Relationships

We presently have the following wholly owned subsidiaries:

1.	393231, which was incorporated under the laws of the Province of British Columbia on September 10,
1990;

2.	Ambassador, which was incorporated under the laws of the Province of British Columbia on October 26,
1990; and

3.	Three Kay, which was incorporated under the laws of the Province of British Columbia on October 12,
	2000. On	February 10, 2003, Three Kay changed its name to AMS Homecare Canada Inc.

393231 and Ambassador are the owners of the SCMP partnership. Both of these companies, which hold the assets of SCMP, do not carry out any other business at this time.

Business Overview

We are a growing company committed to bringing to market across North America the best products, devices and solutions to satisfy mobility, as well as homecare needs. Since 2000, we have evolved from a private partnership reaching its peak of sales and revenue (following a decade of growth), at which time we were focused solely on scooters sourced offshore and distributed exclusively in Canada, to becoming a publicly-listed enterprise that is a contract manufacturer and distributor of assistive medical solutions (including self-care devices enhancing mobility and independence) to North American markets. This transition has involved the development of alliances for geographic and product diversification, plus the addition of product lines of medical equipment targeted at a broader consumer market, together with the acquisition of existing business units (i.e., distributors/dealers) in the United States. The potential acquisition of distributor/dealer units in the United States will add additional sales and marketing capability, customer bases and technical skills, all of which should serve as a launch-pad for building a company-owned dealer network strategically positioned in States where the demographics are favourable, such as Florida, Texas, California and the Carolinas. Currently 100% of our sales are in Canada.

We also internally develop and design certain accessories such as walker holders, cane holders, canopies and bed assists. These product prototypes are then forwarded to local contract manufacturers such as NYACC Designs Ltd. ("NYACC") for production.

The major milestones and events that have changed the nature and the scope of our business are listed below in chronological order.

  In 1989 we were formed to become the exclusive distributor for Canada of the Shoprider line of four-wheeled scooters (a unique first for North America), and began business by introducing three models from warehouse facilities on the West Coast.
  By 1993 revenues from Shoprider scooters neared $2 million in a Canadian market that was strongest in the Western provinces.
  By 1999, with warehouses and sales operations in British Columbia, Ontario and Quebec, we had in excess of $3.3 million in revenues.

  In 2000-2001 SCMP was acquired by Rani Gill, until then our Controller, and a reverse take-over was completed with Canoil Exploration Corporation resulting in the listing of our shares on the TSX Venture Exchange on February 28, 2002.
  In March and April 2002 we announced our intention to acquire dealer units in Florida and North Carolina, respectively. As of April 24, 2003, the Florida acquisition was terminated and the North Carolina negotiations were at a standstill.
  On June 7, 2002 we announced a Manufacturing & Distribution Agreement with ENSD Corporation, a Taiwanese/Chinese supplier of a wide variety of self-care and homecare products such as wheelchairs and walkers/rollators. This relationship allows us to distribute the supplier’s extensive product range in North America under the AMS brand name, while also gaining for us a source capable of manufacturing under the AMS brand select products and designs originating with and owned by us. We have started to purchase and sell products from this manufacturer as of January 2003.
  On August 21, 2002 we announced our acquisition of Three Kay which owned an Exclusive Agreement to distribute in the North American markets (U.S., Canada and Mexico) certain product lines of two South African manufacturers that comprise the Medical and Surgical Disposables Division of the Alliance Group; GRS Medical Products (Pty.) Ltd. is active in the urology, respiratory and wound drainage fields, and Laminated Technologies produces cotton, gauze and paper products for the healthcare industry. As part of the acquisition, we also obtained the exclusive distribution rights from a third South African medical products innovator not related to the Alliance Group, Evergreen Latex (Pty.) Ltd., to supply a unique polymer surgical glove (patent pending) in both Canadian and American markets. We have started purchasing and selling the products from GRS Medical as of January 2003 and continue to look for opportunities to expand sales of these products. As for the products from Evergreen Latex, they have not yet been developed and it is uncertain as to when they will be made available to the company.
  On March 31, 2003 we announced an agreement to acquire technologies from a US university in the field of monitoring technology. We intend to acquire two patents; one for a coating technology and the other for a telemetry device which transmits information wirelessly to a central processing system. The technologies can be used to assist seniors in monitoring their vital signs. These technologies expand our capability to service the overall health of certain segments of the population. We announced that Dr. Francis Moussy has joined our advisory board to assist in the development and commercialization of this technology. We are negotiating with the original inventors and companies that assisted in developing the devices to assemble a development and commercialization strategy.

Our introduction of South African and new products originating in Asia will diversify our product offerings significantly, while increasing market penetration into a larger segment of the North American healthcare industry. Products from South Africa and from Asia (ENSD Corporation) are currently being sold in Canada as of January 2003. The introduction of the new products is being financed by the recently announced financing from Vancity Capital Corporation and from our existing lines of credit.

Our business plan is designed to:

  Expand Product Lines: We continue to extend our product offerings through the acquisition of new products, and through the establishment of joint ventures and other strategic alliances. We will continue to evaluate transactions that represent attractive opportunities to grow the business, to enter new markets or niches and/or to introduce new products and innovations.
  Establish A Company-Owned Distribution/Dealer Network In The United States: We are expanding our geographic reach by establishing a distribution/dealer network in the United States centered on dealerships in Florida, California, Texas and the Carolinas. Through the purchase of existing distributors/dealerships or the establishment of new ones, over the next four to five years we plan to own approximately 100 distribution/dealer locations across the U.S. Any delays in completing acquisitions will extend the timeline and opportunities may be missed as a result. We are attempting to negotiate financings both in the form of equity and subordinated-debt to finance the proposed acquisitions in the United States.

  Leverage Existing Canadian Dealer Networks: To further leverage our 200 dealers across Canada, we are investing in dealer programs and training that will expand the service and operational capabilities of these dealers, as well as promote AMS-branded products. Our service representatives provide initial orientation training to the dealers in addition to ongoing training. Ongoing training consists of updating dealers of changes in products and providing service and repair training. We also provide dealers with inventory on consignment to promote the sales of our products. In addition, we are working to increase the percentage of each dealer's sales by expanding our product portfolio in order to satisfy as many of the assistive equipment requirements of each customer as possible. Effective January 2003, we have expanded our portfolio of products with the sale of products from ENSD Corporation and products from South Africa and these products were available for sale in January 2003.

Trend Summary

The following trends are affecting the market for assistive medical equipment, as well as the various other medical products and devices manufactured under contract and/or distributed by us. All trends and analysis listed below is compiled from a valuation report prepared for us by Evans & Evans Inc. business valuators of Vancouver, British Columbia.

Growth In Population Over 65

Life expectancy increases with every passing year. A significant percentage of people using home and community-based healthcare services are 65 years of age and older, and currently represent the vast majority of home healthcare patients. It is estimated that this segment of the population will increase significantly during the next ten years.

Lifestyle Changes

An increasing number of individuals who suffer from mobility-related impairments are not disabled in the traditional sense. These individuals purchase scooters and power wheelchairs to improve their mobility and independence and, ultimately, their quality of life. These also are the consumers for whom disposable medical products and supplies are a growing lifestyle component.

Focus On Aesthetics & Comfort

The trend towards purchasing mobility products to improve quality of life has grown as consumers have focused increasingly on the aesthetics and comfort of their mobility devices. We believe that these concerns will continue to drive the demand for our new products and product applications as we integrate technology and processes to improve the appearance and comfort of our key products.

Treatment Options

Many medical professionals and patients prefer home healthcare over institutional care. They believe that it results in greater patient independence and improved responsiveness to treatment, as familiar surroundings are believed to be conducive to improved patient outcomes. Healthcare professionals, public payers and private payers agree that homecare is a cost-effective and clinically appropriate alternative to facility-based care.

Rising Costs Of Healthcare

Home healthcare has gained acceptance among health care providers and public policy makers as a cost-effective, clinically appropriate and patient preferred alternative to facility-based care for a variety of acute and long-term illnesses and disabilities. Home healthcare and the medical devices and products required to permit such care will play an increasing growing role in reducing healthcare costs.

Market Analysis

According to the Evans & Evans Inc., report1 the demand for age-related products such as scooters and other mobility devices is predicted to increase significantly over the next decade. By 2000 the average life expectancy in the United States was almost 80 years, up from 47 years in 1900. This longevity has resulted in a growing elderly population. According to the U.S. Bureau of the Census, not only is the total population growing, but also the senior age groups are growing in relation to the total population. In the 1990s alone the 65 – and – older crowd increased seven percent to reach 34 million, or 13 percent of the U.S. population (National Center for Health Statistics). Statistics Canada also recently reported that between 1991 and 2001 the number of Canadians aged 80 years and over increased 41.2%.2

Demographers project that in the United States after the first baby boomers (individuals born 1945-1964) reach retirement age in 2011, the numbers will increase even more, with people age 65 and older numbering 1 in 5 by the middle of the 21st Century.

In America before the year 2000, the fastest-growing segment of the country’s population was the seniors group between the ages of 65 and 85 totalling 3.8 million. The U.S. Census Bureau projects that by 2030 this group will number 9 million, and then swell to 19 million by 2050.

As reported in the October 2000 edition of HME News, 3 major competitors in the medical homecare industry forecast that it will yield excellent opportunities in future. For example, the CEO of Invacare Corporation, A. Malachi Mixon III, has stated that a positive outlook exists in government for the first time in years, that the demographics are good and the graying of America will yield huge opportunities, with brands becoming increasingly more important.

In 1999 the total revenues in the durable medical equipment market alone in the United States, were estimated at US$1.23 billion4 . The mobility market which represents our main product line generated revenues of US$713 million in the year 2001. This is only one important niche in the overall homecare sector, and in turn is only one segment of the overall healthcare industry. The value of turnover in the disposable medical and surgical supplies business in North America is estimated to total in exc ess of US$60 Billion annually.

Assistive medical equipment falls into five principal categories:

  wheelchairs and scooters,
  aids to daily living (i.e., aids for eating and dressing and medical supplies)
  bathroom aids (such as commodes, shower chairs, bathlifts and grab bars), seating and positioning aids (cushions and pads, bed assists for example), and ambulatory aids (canes, crutches, wheelchairs and walkers/rollators).

1 August 17, 2000

2 "Canada facing age crunch", p.1. The Globe and Mail, Toronto, July 17, 2002

3 The business newspaper for home medical equipment suppliers.

  4 Frost & Sullivan - "Durable Medical Equipment Market (U.S.)" 7/26/2000

Historically, the market for assistive medical equipment has been disabled persons. During the last decade, however, this market has broadened to include able-bodied persons for whom assistive devices represent an improvement in their quality of life. Scooters, for instance, enhance the mobility of people whose mobility has been restricted by arthritis. Other types of assistive equipment are making everyday life easier for people with physical limitations while they remain in the home environment. Our business is affected by seasonal variations. In particular, the winter months from November to February tend to be typically slower than the summer months.

Products

We provide power wheelchairs, scooters, scooter accessories, seating and positioning products and bed assists, rollators, wheelchairs, disposable medical supplies, such as surgical/medical gloves. In addition, we have acquired a bathlift that is currently under development. As of the reporting period, only 1% of the total revenue was from powerchairs and 99% was from the sale of scooters. We have been selling the products fro m ENSD Corporation and South Africa as of January 2003. The bathlift developed by us is not yet commercially available and the other accessories represent less than 1% of our total revenue.

Currently Available Products

  Power wheelchair: We distribute a power wheelchair under the model name “Spitfire”. The wheelchair, which can be customized to meet an individual’s specific needs, comes with an articulating front end and 10” rear wheels and a swing away controller. Its 22.5” wheelbase gives this wheelchair superior functionality. The market for power wheelchairs consists primarily of individuals who are physically incapable of operating a scooter. The manufacturer, the dealer, or we may also customize the powerchairs depending on what changes are required. For instance, the dealer usually handles seating customization by installing cushions as requested by the customer.
  Scooters: We distribute and market the following series of three and four-wheeled motorized scooters under the Shoprider brand name:

Sunrunner Sprite Series – The Sunrunner Sprite series of three and four wheeled scooters are designed for easy portability. The scooters are rear wheel drive, which allow a 250 pound weight capacity. With an 8” wheel and overall length of 38" these units can be handled with ease in close indoor quarters and they provide a smooth and quiet ride. With a total weight of approximately 79 pounds (without batteries) these units fit easily in the trunk of most cars.

Sovereign Series – The Sovereign three and four wheeled scooters are the most popular in the Shoprider line. The rear wheel drive units have a 250 pound weight capacity and a 10” wheel, making them ideal for outdoor use. The Sovereign is easy to disassemble and fits into the trunk of most cars. The standard features of the Sovereign scooters are a sliding adjustable Captain’s seat, fully adjustable armrests, headlight, tail lights, rear view mirror, front basket and safety flag.

Sprinter Series – The Sprinter three and four wheeled scooters are the workhorse of the Shoprider line. The rear wheel drive units have a 350 to 500 pound weight capacity and 12” wheels, allowing them to handle rugged terrain. They come standard with headlights, tail lights, signal lights and a rear view mirror. The Captain’s seat is 22” wide which allows greater comfort for the rider. The four-wheeled deluxe scooter (889DX2-4) comes with suspension as a standard feature whereas suspension is optional on the other four wheeled models in the line. The scooters have powerful motors and are capable of traveling at 8 mph for an average range of 25 miles.

  Scooter Accessories: We distribute a number of scooter accessories such as a canopy, rear view mirror, headlights, tail lights and turn indicators, high and low back seats, baskets, walke r holders, crutch/cane holders, oxygen holders, scooter covers and scooter trailers. The CNP01 scooter canopy is an accessory that can be used with any scooter on the market today. The fact that it folds down when not in use makes transportation and storage very simple. This product is made of a nylon fabric and is suitable for use in both sunshine and rain.

  Seating and positioning products: We distribute a variety of attachments used for comfort, support, pressure relief and posture control and market them under the Shoprider brand name.
  Home Care Bed Assists: We distribute a bed assist for home use in all types of beds. The NY03 bed assist is constructed of three pieces of 1” steel tubing, with flattened arms that extend between the mattress and box spring. They are secured in place with four anti-slip foam pads and two heavy-duty adjustable straps that snap into buckles. There is a 1½” foam hand grip for added comfort.
  AMS Line of Scooters: We intend to distribute a new line of scooters under the “AMS” name. The new scooters will be based on the existing Shoprider line of scooters, with certain cosmetic modifications. Pihsiang will manufacture the new scooters and Pihsiang and us will jointly own the design of the new scooters. This new line of scooters will include five different models which will include both three and four wheeled scooters. We will introduce the AMS line of scooters in conjunction with the expansion into the United Sates which is anticipated to be some time in 2003 depending on financing.
  Rollator and Wheelchair: Manufactured by ENSD Corporation, the rollator is a four wheel device to assist the elderly or the disabled to walk in the home or outside. It has a basket and a seat. The wheelchair is a transfer chair with loop brakes designed for the movement of the disabled from one place to another.
  Disposable Medical Supplies: Products include medical gloves for surgical or general use and incontinence supplies, such as bedding sheets and linens. The packaged product consisting of 3 pairs of gloves and 3 pairs of masks is currently being sold to retail outlets effective January 2003.

Products Under Development

  Bathlift: We have purchased all rights, privileges and potential patents with respect to a bathlift being developed by Duramed Designs Ltd. for $13,102 during fiscal 2001 and 2002. The bathlift uses water pressure from the tap to lower or raise the height of the bathlift which aids individuals in transferring in and out of a bathtub. The unique feature of the unit is that the seat is covered with waterproof foam, which makes the bathlift non-slippery and comfortable to sit on. The unit is capable of lifting a 300 pound person.

Warranty

We offer warranties on our products against defects in material and workmanship for the motor, brakes and transaxles of our products for periods up to eighteen months from the date of sale to the customer. All other parts have a one year warranty from the date of purchase. Certain components such as frames for scooters and wheelchairs carry a lifetime warranty. Our obligations under these warranties are substantially covered by a similar warranty offered to us by Pihsiang.

Proprietary Protection

In the past, our ability to compete has not been dependent on our ability to protect proprietary technology, though this may change with the adoption of our new business model. Proprietary protection for products may be sought in the future, depending on the nature of the products acquired or developed by us. We are considering a patent application for the bathlift we are currently developing.

To our knowledge, Pihsiang owns the trademark Shoprider, which it has licensed to us for use in Canada.

We have registered the domain names "amshomecare.com", and "Shoprider.ca", and have registered AMS and AMS Homecare as trademarks and service marks in Canada and the United States. We have registered the trade names Cobra, Landcruiser, Trailblazer, Firefly and Voyager for use in the medical industry in Canada.

Regulatory Approvals

Our business is affected by govern ment regulation and reimbursement policies. Government regulations differ from country to country and, within the U.S. and Canada, from state to state and province to province. Changes in regulations take place frequently and can impact the size, growth potential and profitability of products sold in each market. All scooters and power wheel chairs as well as the rollator and bathlifts sold under our name will require ADP (Assisted Devices Program) approval from the government of Ontario in order for the purchasers of these products to qualify for government assistance. The ADP approval process takes anywhere from three months to a year from the filing of an application to have the products listed. This process includes the testing of the products for safety and durability. Approval is also required in the United States in order for the consumers to receive government assistance. Some of the products will require regulatory approvals in the US in order to be sold in hospitals and for other specialized medical uses, and therefore new product offerings will be initially limited to certain outlets. The time taken for such approvals can vary from 90 days to one year. The powerchairs and scooters from Pihsiang are already FDA approved. We have not yet applied for FDA approval for the new products.

Sales and Marketing

Each dealer in our Canadian network of independent dealers has its own sales force that is supported by our sales representatives. Our dealer network was started as a strategic way of growing our product and service sales throughout Canada. We conduct dealer programs and training that expand the service and operations capabilities of the dealers while promoting our products. We have experienced minimal turnover in our dealership network and are not dependent on any one of our dealers.

Our marketing programs consist of:

  Marketing Materials: We have a number of color brochures, flyers, banners and posters outlining our line of scooters. In addition, we have a purchasing solutions booklet, which helps end-users choose the right scooter by outlining the unique features of each scooter.
  A Co-op Advertising Fund: We have established a program under which our authorized dealers can claim expenses for the promotion. This fund is based on each dealer’s quarterly scooter sales. We refund up to 50% of funds spent by the dealers on advertising to a maximum of 3% of the dealer’s quarterly scooter sales.
  A Floor Plan Program: We have established a program with our dealers under which we supply the dealer with a variety of scooter models for display in the dealer showroom, but the dealer does not have to p ay for the scooter until it is sold. We believe that sales activity is improved where customers can view the available scooter models rather than relying upon brochure pictures and descriptions.

We have adopted the following marketing strategies in order to promote a new, company-branded line of medical products:

  Website: We have developed a Website (www.amshomecare.com) containing information about our line of products. In future the Website will be configured to facilitate online purchasing for our U.S. customers.
  Corporate Dealerships: We intend to set up a system of distribution/dealerships (with warehouses) focused on Florida, the Carolinas, Texas and Ca lifornia where customers in our target age categories are substantial. Certain key distribution/dealer locations will be owned by us, and will have their own sales forces to conduct direct sales of some of our products to the end users or to retail centers. They also will function as warehouses from which we will service the dealer network. To date, no U.S. dealerships have been acquired or established. We will continue to sell products in Canada through our customer dealer network, but we do not intend to establish master dealerships or a direct sales force for the Canadian market.
  General Advertising: We have a toll-free telephone line for our customers and dealers. As well, we intend to advertise in trade publications.

The majority of sales currently are handled through our outside sales team consisting of four individuals – a national sales manager, plus two sales executives and one administrative support person.

Competition

The homecare medical equipment and supplies markets are highly competitive, price sensitive and fragmented, with a number of competitors offering similar products. Companies compete primarily with respect to price, delivery and service, product design and features, quality and relationships developed between dealers and customers. Our most significant competitors in our primary markets are Invacare, Pride Mobility Products Corporation, Sunrise Medical Inc., Optiway Technology Inc. and Electric Mobility Inc.

We do not anticipate that obsolescence will be a factor influencing our business, as we are committed to researching and distributing the latest advances in healthcare equipment and supplies. With respect to pricing issues, our pricing policy is to keep current at all times with pricing trends in the marketplace to ensure that our products are competitive.

We recognize that establishing and building a distribution/dealer network in the U.S. may take some time, but the conditions for this initiative are right. The industry generally consists of a few large manufacturers and dis tributors servicing a fragmented system of mainly 'Mom & Pop' dealer/distribution operations which can be consolidated.

Competitive Strengths

We are positioned to increase our market share because of certain competitive strengths. However, being a small to medium business, we will require substantial financing and appropriate execution of our business plan to benefit from these competitive strengths:

  A Strong Brand Franchise: Our expansion plan is premised on marketing our line of products, which are enhanced by the strength and reputation that we have earned in developing the Shoprider brand name in Canada. Shoprider is a widely recognized brand across the North American industry. This brand recognition is an important marketing tool for expanding our customer base in Canada, as well as providing us with valuable experience for entering new markets and market segments. Our background in the homecare medical industry linked to a brand leader prepares us to market our new and distinct line of products effectively throughout the United States.
  Long Term Customer Relationships: Together with our dealer network we have developed strong, long-term relationships with a large number of customers. As a result of our sales leadership and long-term relationships, we believe we can generate significant sales with a larger base of product offerings in the homecare medical products industry. By purchasing additional products, customers ensure compatibility and conformity with existing products, and retain our local dealer as a single contact for the supply of product lines and ongoing services.
  Dealer Networks: Our relationships with our Canadian network of independent dealers in more than 200 locations was built over several years, and provides us with a focus on the core functions of design, contract manufacturing and distribution while benefiting from the dealers' local market expertise and ongoing customer support. Our relationship with our dealers typically are long-term in nature, providing continuity in customer relationships and a strong foundation of product knowledge.

Facilities

We have a leased, furnished warehouse at Cliveden Avenue, Delta, B.C., which also serves as our head office, and have leased premises in Mississauga, Ontario, and Montreal, Quebec. The terms of each of the leases are as follows:

  Mississauga, Ontario: We have entered into a lease from July 1, 2002 to June 30, 2004, with the Coming Generation, for office and warehouse premises at 2465 Cawthra Road, Mississauga, Ontario. The rent payable for the 2,232 square foot space is $1,462.80 per month.

  Montreal, Quebec: We have entered into an agreement dated March 1, 2002 with U-Haul to lease 560 square feet of storage space located at 65 Brunswick Boulevard, Montreal, Quebec. Effective March 1, 2002 the rent payable is $787.83. The term of the lease is one month and renews automatically month to month. Ten days notice is required to terminate the lease.
  Delta, British Columbia: We have entered into a lease with Sun Life Assurance Company of Canada until March 2008 for office and warehouse premises at 1360 Cliveden Avenue, Delta, British Columbia. The annual basic rent for the first two years is $71,513 and $74,788 for the remaining three years. This new location is over 10,000 square feet.

ITEM 2.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

The following table sets forth the names, business addresses and functions of our directors and senior management.

Name	Business Address	Position
Rani K. Gill	1360 Cliveden Avenue, Delta, British Columbia, Canada, V3M 6K2	President and Director
Ranjodh Sahota	7377-145 Street, Surrey, British Columbia, Canada, V3S 9E7	Director
Terrence Barry Coughlan	920 – 800 West Pender Street, Vancouver, B.C., V6C 2V6	Director
Jan Karnik	Suite 200, 7485 – 130 Street, Surrey, B.C., V3W 1H8	Director
Amarjit Singh Mann	8181 – 120A Street, Surrey, B.C.	Director
Harjit S. Gill	1360 Cliveden Avenue, Delta, British Columbia, Canada, V3M 6K2	General Manager, Director

Our legal advisors are James W. Pflanz. Their address is Suite 1702, 5885 Olive Street, Burnaby, British Columbia, V5H 4N8.

Our auditors are Grant Thornton, LLP. Their address is Suite 2800, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N3. Grant Thornton, LLP has been our auditors since February 19, 2002. Prior to that our auditors were Staley Okada & Partners of 300, 10190 – 152nd Street, Surrey, British Columbia from April 3, 2001 to February 2002 and Campbell Saunders & Co of 1200 – 650 West Georgia Street, Vancouver, British Columbia from 1996 to April 3, 2001.

ITEM 3.        OFFER STATISTICS AND EXPECTED TIMETABLE

Disclosure under this item is not required as this Form 20-F is filed as an annual report.

ITEM 4.        KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financial information, which has been derived from our consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principals. The financial data should be read in conjunction with our consolidated financial statements and notes thereto and "Results of Operations" under "Item 5 – Operating and Financial Review and Prospectus".

	Three Month Period Ended May 31, 2003	Year Ended February 28, 2003	Year Ended February 28, 2002	Year Ended February 28, 2001	Year Ended February 29, 2000	Year Ended February 28, 1999	Year Ended February 28, 1998
Sales	$1,259,275	$2,691,777	$2,998,512	$2,571,418	$3,179,941	$3,319,223	$2,328,689
Earnings (loss) before other income and income taxes	$207,171	($225,433)	($159,706)	($3,750)	($57,439)	$221,267	$283,324
Net earnings (loss)	$208,664	($237,433)	($155,714)	$31,111	($44,108)	$207,614	$182,525
Earnings (loss) per share	$0.01	($0.01)	($0.01)	$0.01	($0.01)	$0.01	$0.01
Diluted Earnings (loss) Per Share	$0.01	($0.01)	($0.01)	$0.01	($0.01)	$0.01	$0.01
Dividends	$nil	$nil	$nil	$nil	$96,000	$92,000	$nil
Weighted average common shares outstanding	46,398,891	45,645,101	30,000,000	30,000,000	30,000,000	30,000,000	30,000,000
Consolidated Balance Sheet
Total assets	$1,673,015	$1,416,698	$1,339,820	$870,789	$1,181,770	$1,573,268	$1,087,042
Capital assets	$41,528	$39,098	$52,052	$65,621	$81,467	$109,494	$11,969
Total liabilities	$1,452,772	$1,407,119	$1,167,808	$337,648	$679,740	$931,130	$560,618
Advances from Shareholders	$352,395	$352,395	$252,395	Nil	$189,913	$150,481	$128,355
Shareholder’s equity	$218,243	$9,579	$172,012	$533,141	$502,030	$642,138	$526,424

Under U.S. GAAP, all amounts in the foregoing table remain the same except the following:

Earnings (Loss) before other income and taxes	$207,171	($400,433)	($222,752)	($13,669)	($57,439)	$221,267	$283,324
Net earnings (loss)	$208,664	($412,433)	($218,760)	$21,192	($44,108)	$207,614	$182,525
Weighted average common shares outstanding	46,398,891	45645,101	30,000,000	30,000,000	30,000,000	30,000,000	30,000,000
Earnings (loss) per share, basic and fully diluted	$0.01	($0.01)	($0.01)	$0.01	($0.01)	$0.01	$0.01
Balance sheet
Total assets	$1,659,913	$1,403,596	$1,326,718	$860,870	$1,181,770	$1,573,268	$1,087,042
Shareholders' equity	$218,243	($3,523)	$158,910	$523,222	$502,030	$642,138	$526,424

On September 12, 2003, the Interbank rate of exchange for converting Canadian dollars into United States dollars equalled 1.3638 Canadian dollars for 1 United States dollar. The following table presents a history of the high and low exchange rates of Canadian dollars into United States dollars for the previous six months:

Month	High	Low
August 2003	1.4072	1.3795
July 2003	1.4163	1.3354
June 2003	1.3695	1.3350
May 2003	1.4197	1.3507
April 2003	1.4798	1.4316
March 2003	1.4938	1.4633

The following table presents a history of the average exchange rates of Canadian dollars into United States dollars as of the last day of each year.

Year	Average Exchange Rate
2002	1.57035976
2001	1.54841633
2000	1.48520240
1999	1.48584024
1998	1.48310319
1997	1.38438685

Capitalization And Indebtedness

Our consolidated capitalization as at May 31, 2003 was as follows:

Consolidated Balance Sheet	As at May 31, 2003

Advances from Shareholders	$352,395
Shareholders’ Equity	$218,243
Total Capitalization	$570,638

Forward Looking Statements Risk Factors

The following is an overview of the risk factors to be considered in relation to our business. Specific risk factors to be considered are as follows:

WE ARE DEPENDENT ON PIHSIANG FOR OUR SUCCESS AND IF THIS RELATIONSHIP DETERIORATES OR IS TERMINATED OUR BUSINESS WILL SIGNIFICANTLY SUFFER

For our first 12 years in business we have been dependent largely upon our Taiwanese scooter supplier, Pihsiang Machinery Manufacturing Co. ("Pihsiang"), for our success. Approximately 95% of our gross revenue during fiscal 2003 was attributable to sales of products supplied to SCMP by Pihsiang. In addition, Pihsiang distributes its products to our competitors in the U.S. Our success is dependent upon our reputation for providing quality sales, marketing and distribution services for our dealers. However, our reputation is, in turn, dependent upon an ongoing supply from Pihsiang of quality products that meet the requirements of the marketplace. We may continue to rely on Pihsiang to provide the AMS line of scooters which will increase our dependence on Pihsiang in reference to scooter sales. We have recently announced the signing of new manufacturing and distribution agreements, which are intended to diversify the risk inherent to the Pihsiang relationship. The South African distribution agreement in particular, a five-year exclusive covering all of North America, contributes towards reducing that risk or, at the very least, diversifying it. Specifically, we expect increased revenues from the other products so that over the next few years a greater percentage of our total revenue will be from these new products thereby reducing our reliance on Pihsiang products to generate revenue. There is the ongoing risk of inadequate inventory problems as we expand into other products and other jurisdictions which could harm our financial position.

COMPETITION WITHIN OUR INDUSTRY COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE

The industry within which we operate is highly competitive and price sensitive. Many of our competitors have substantially greater financial, marketing and human resources than us. Our ability to compete favorably is , in large part, dependent upon our ability to maintain low operating costs and to continue our favorable relations with dealers and suppliers in the industry. Furthermore, as barriers to entry into certain sectors of our business are low, competition may intensify, and there can be no assurance that we will maintain our current level of profitability. The factors that are creating a highly competitive and price sensitive environment within our industry in North America is the increased reliance on cheaper Asian manufacturers who produce goods for prices cheaper than can be produced in North America.

DIRECT DISTRIBUTION BY MANUFACTURERS COULD REDUCE OUR REVENUES AND HARM OUR BUSINESS

Any decision by manufacturers of durable medical equipment to distribute their products directly to end-users through their own sales forces, instead of through distribution intermediaries like us could have an adverse effect on our business. Similarly, if large retailers begin operations in Canada and the United States and source products directly from manufacturers, it could have an adverse effect on our business. Within North America, there are manufacturers that manufacture and distribute their products directly to the retailers and this may reduce our revenues.

OUR RELIANCE UPON DEALERS COULD BE DETRIMENTAL TO OUR FINANCIAL CONDITIONS IF THOSE DEALERS DO NOT SELL OUR PRODUCTS

Substantially all sales of our products are made through dealers. If the efforts of our dealers prove unsuccessful, if such dealers abandon or limit their sales of our products, or if such dealers encounter serious financial difficulties, our results of operations and financial condition could be materially adversely affected. As our corporate owned dealers are acquired this risk will be reduced, as well the addition of new distribution chains will reduce this risk further.

DOING BUSINESS OUTSIDE OF CANADA MAY SUBJECT US TO ADDITIONAL RISKS

Historically our operations have been confined to Canada. Our new business model turns our focus towards expanding business into the United States initially and into Europe subsequently. There can be no assurance that we will be successful in our efforts to expand. Establishing operations outside Canada will expose us to risks associated with fluctuations in foreign currency exchange rates. Increases in the value of the US dollar will result in an increase to the cost of our products as our products are purchased in US dollars. The increased costs will ultimately reduce our sales and earnings. If we expand into Europe, a significant devaluation of the US dollar against the Euro will decrease the cost of our products and help increase European sales. If the Euro eventually weakens against the US dollar our costs will increase and may lead to lower European sales. We have no intention at this time of expanding into Latin America, Asia or India. In addition, international operations are subject to other risks, such as the imposition of government controls, export license requirements, tariffs or taxes and other trade barriers and difficulties in staffing and managing international operations, among others. There can be no assurance that these and other factors will not have an adverse effect on our financial condition and results of operations. Currently, we operate exclusively in Canada. The proposed expansion into the United States and subsequently into Europe may result in us competing directly with Pihsiang and other of our manufacturers and their distributors.

SUBSTANTIALLY ALL OF OUR ASSETS AND OUR DIRECTORS AND OFFICERS ARE OUTSIDE OF THE UNITED STATES WITH THE RESULT THAT IT MAY BE DIFFICULT FOR INVESTORS TO ENFORCE WITHIN THE UNITED STATES ANY JUDGMENTS OBTAINED AGAINST US OR ANY OF OUR DIRECTORS OR OFFICERS

Substantially all of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

CONFLICTS WITH MANUFACTURER COULD AFFECT THE LAUNCH OF OUR BRANDED SCOOTERS

Although the agreement with Pihsiang allows us to sell AMS line of scooters manufactured by Pihsiang, there is ongoing risk that the manufacturer may terminate this agreement and this would result in the loss of our ability to market these scooters. We would then have to source a new manufacturer to produce our AMS line of scooters and this may be costly and time consuming.

FAILURE TO EXECUTE OUR PROPOSED BUSINESS PLAN COULD HAVE A MATERIALLY ADVERSE EFFECT ON OUR RESULTS OF OPERATION

Our operations to date have consisted principally of distributing a relatively narrow line of assistive medical products in Canada. The implementation of the broader geographic and product diversification plan now commencing will place substantial demands on management, and it is expected that these will intensify as we grow. The effective implementation of the aggressive business plan centered on expansion across the retirement belt, comprising of Florida, Texas and California, of the United States will require the hiring of additional management personnel to be situated at a U.S. head office skilled in sales, operations and cost control. Since the competition for such personnel can be intense, our inability to attract, integrate and retain additional management personnel, to address additional management needs or to manage growth effectively, could have a material adverse effect on our business, results of operations and prospects.

GOVERNMENT REGULATIONS AND THE STATUS OF HEALTHCARE REIMBURSEMENT ARE FREQUENTLY CHANGING AND IF THE CHANGES ARE ADVERSE, IT WILL EFFECT OUR REVENUE AND PROFITABILITY

Our ability to operate profitably depends in part on the extent to which reimbursement for the cost of the products we sell will be available from government health administration authorities, private health coverage insurers and other organisations. Third -party payers are increasingly challenging the price of medical products, with the result that profit margins are generally being reduced. Significant uncertainty exists as to the reimbursement status of new medical equipment, and there can be no assurance that adequate third party coverage will be available to establish price levels sufficient for us to operate profitably. A major issue facing our business in the United States is Competitive Bidding, a resolution that was part of the Provider Giveback Bill, which is legislation to increase reimbursement for hospitals and doctors. The current United States administration believes that in order to control rising medical costs without sacrificing service, market economics should be introduced. Competitive Bidding involves a process whereby equipment providers provide bids to Medicare and the lowest-cost provider wins the Medicare reimbursement. The introduction of Competitive Bidding will result in a shakeout of the smaller equipment providers who cannot match the lowest price. If we cannot provide competitive products to the equipment providers, then this will reduce sales. There are similar issues regarding competition and reimbursement in other markets however we have has not fully evaluated specifics in markets other than the US.

THE OBSOLESCENCE OF OUR PRODUCTS MAY REDUCE OUR SALES AND OUR COMPETITIVE POSITION

There is a risk that our competitors could develop competing scooter and power-chair products that could make our solutions uncompetitive. For example, if we cannot respond to the competitive products and develop new products that are competitive, then the demand for our existing products will decline thereby reducing our sales.

OUR FUTURE PERFORMANCE IS DEPENDENT ON OUR ABILITY TO RETAIN KEY PERSONNEL

We rely on the experience and expertise of senior staff. There is no assurance that we will successfully be able to attract and retain skilled and experienced personnel and our failure to do so will affect our prospects, business and operations. We do not have any key man life insurance.

OUR SHARE PRICE MAY BE VOLATILE

Market prices for shares of junior venture companies are often volatile. Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights by us or others, regulatory actions, publications or financial results could have a significant effect on the market price for our common shares.

OUR DEPENDENCE ON DISTRIBUTION AND RESELLER AGREEMENTS COULD BE DETRIMENTAL TO OUR OPERATIONS

Our success is dependent on the maintenance and acquisition of rights to use and distribute a variety of products sourced mainly offshore. The majority of our current distribution and reseller agreements with manufacturers are subject to cancellation for our non-performance. The loss of distribution rights to certain products may significantly decrease our revenues and hamper our ability to compete in the medical equipment and products industry. Currently we generate 95% of our sales from the sale of products that are owned by Pihsiang. The loss of the Pihsiang Agreement would have a material adverse impact on our results.

OUR BUSINESS MAY FAIL

Our financial statements have been prepared on a going-concern basis. If our business fails, there are no assurances that we will be able to realize our assets and liquidate our liabilities on favourable terms.

IF THE COMPANY FAILS TO SUCCESSFULLY DEVELOP AND INTRODUCE N EW PRODUCTS AND SERVICES, ITS COMPETITIVE POSITION AND ABILITY TO GENERATE REVENUES WILL BE HARMED

We have introduced and intend to continue to introduce additional and enhanced products and services in 2003 in order to expand our business. The planned timing or introduction of new products and services is subject to risks and uncertainties, such as market acceptance and distribution issues, which could delay or prevent the introduction of one or more of our new products or services. As a result, actual timing may differ materially from original plans. Moreover, we cannot be sure that any of our new products and services will achieve widespread market acceptance or generate incremental revenue.

A FAILURE TO ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS WITH OTHER COMPANIES COULD DECREASE OUR REVENUE, WHICH MAY HARM OUR BUSINESS

We depend on establishing and maintaining distribution relationships with manufacturers of medical products. There is intense competition for relationships with these firms, and we may have to pay significant fees and royalties to establish additional distribution relationships or maintain existing relationships in the future. We may be unable to enter into or successfully renew relationships with these firms on commercially reasonable terms.

Many companies that we may approach for a strategic relationship or who already have strategic relationships with us also provide products to other sources. As a result, these companies may be reluctant to enter into or maintain strategic relationships with us. Our business, results of operations and financial condition could be materially adversely affected if we do not establish additional, and maintain existing, strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in an increase in revenue or profitability.

WE COULD BE SUBJECT TO PRODUCT LIABILITY CLAIMS WHICH IF SUCCESSFUL COULD SIGNIFICANTLY IMPACT OUR OPERATIONS

Participants in the medical equipment industry are subject to lawsuits alleging product liability, many of which involve significant damage claims and defense costs. We currently have in force product liability insurance policies. Successful claims against us in excess of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition. Claims made against us, regardless of their merit, also could have a material adverse effect on our reputation. There can be no assurance that the coverage limits of our insurance policies will be adequate. While we have been able to obtain product liability insurance in the past and do not anticipate problems in obtaining such insurance in the future, such insurance varies in cost, may be difficult to obtain and may not be available in the future on acceptable terms or at all. We currently have product liability insurance coverage for $5 million.

YOU SHOULD NOT RELY ON OUR QUARTERLY OPERATING RESULTS AS AN INDICATION OF OUR FUTURE PERFORMANCE BECAUSE OUR RESULTS OF OPERATIONS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND SEASONALITY

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside our control. Factors that may cause the Company's quarterly operating results to fluctuate include: our ability to retain existing distributors, attract new distributors and maintain distributor satisfaction; the announcement or introduction of new or enhanced products by us or our competitors; governmental regulation; a shortfall in our revenues relative to our forecasts and a decline in our operating results due to our inability to adjust our spending quickly; and general economic conditions and economic conditions specific to our market. As a result of these and other factors, you should not rely on quarter-to-quarter comparisons of our operating results as indicators of likely future performance.

Our sales which have been confined to date to Canada generally have been highest in the spring and summer. Moreover, we have experienced, and expect to continue to experience, losses or significantly lower earnings from November to January of each year insofar as Canadian scooter sales are concerned. Our results of operations have depended significantly upon the weather in the second and third calendar quarters, but could be offset by gains from sales penetration in the warmer retirement belt states in the U.S. where expansion into corporate-owned dealer stores is commencing in Florida, and is expected to be followed soon in North Carolina, California and Texas. Less than satisfactory net sales during the winter months could have a material adverse effect on our financial condition or results of operations for the year. In the future, changes in the product mix offered by us, our expansion into Southern United States or other factors, may result in different seasonality trends that may adversely affect our revenues.

OUR RECENT REVENUE GROWTH MAY NOT CONTINUE IN THE FUTURE

There can be no assurance that the revenue growth we have experienced in the last five years will continue or increase. Our industry makes the prediction of future results difficult or impossible, and therefore, our recent revenue growth should not be taken as an indication of any growth that can be expected in the future. Any increase is dependant on our ability to implement all of the products and services we propose to offer under our business plan which will require us to expend capital on an on-going basis.

OUR LONG-TERM LIQUIDITY AND CAPITAL RESOURCES ARE UNCERTAIN

We believe revenues from current operations combined with our cash resources and lines of credit are adequate to fund our current marketing program in Canada. We believe we will need to secure additional financing to implement our planned expansion into the U.S. Other than as described later, we have not entered into any agreements with respect to this additional financing but expect to raise such funds through debt or the offering of stock. In the event that there is an opportunity and additional funds are needed, there is no assurance that we will be successful in raising a sufficient amount of additional capital or in internally generating a sufficient amount of capital to fund this purpose. Further any issuances of equity may be diluting to our existing shareholders or may result in a change of control. Pursuant to the Equity Line of Credit Agreement with Cornell Capital Partners LP, there is an increased risk of short sales as Cornell intends on selling the shares that it acquires. Further, the sale of our shares by Cornell may adversely affect the market price of our shares given the relatively low trading volumes. It may be more difficult to raise additional equity due to the uncertainty regarding the timing of the issuance of shares to Cornell and the market price fluctuations. Lastly, as Cornell may only acquire up to 9.9% of our issued capital, we may not be able to draw further amounts on the Equity Line.. We may require additional financings depending on acquisition costs and working capital needs in the future. Any other financings requiring security over assets of SCMP may be limited due to the fact that assets we already pledged as security to the bank. We announced a five year term subordinated- debt financing for $250,000 with Vancity Capital Corporation beginning in November 2002, with a interest rate of prime plus 10.5%, payable monthly, consisting of principal and interest. This debt is secured by corporate guarantees and personal guarantees from Ms. Rani Gill and Mr. Harjit Gill. This financing is subject to certain financing covenants such as debt to working capital ratios.

PENNY STOCK TRADING RULES MAY ADVERSELY AFFECT A SHAREHOLDER'S ABILITY TO RESELL OUR STOCK

The "penny stock" trading rules impose duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in our stock, including determination of the purchaser's investment suitability, delivery of certain information and disclosures to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction. Compliance with the "penny stock" trading rules affect or will affect the ability to resell our stock by a holder principally because of the additional duties and responsibilities imposed upon the broker-dealers and salespersons recommending and effecting sale and purchase transactions in such securities. In addition, many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the "penny stock" trading rules. Consequently, the "penny stock" trading rules may materially limit or restrict the number of potential purchasers of our stock and the ability of a holder to resell our stock.

DIVIDENDS MAY NOT BE PAID IN THE FUTURE WHICH MAY AFFECT A SHAREHOLDER'S RETURN ON INVESTMENT

Although dividends were paid (on our common shares) to shareholders in 1999 and 2000, none were paid in 2001 and we do not intend to pay a dividend in the foreseeable future as any excess funds will be reinvested in implementing our business plan. Investors seeking a return on their investment in the form of a dividend should not expect to receive such a return for the foreseeable future, if ever.

RECENT TERRORIST ACTIVITIES AND RESULTING MILITARY AND OTHER ACTIONS COULD ADVERSELY AFFECT OUR BUSINESS

The terrorist acts in New York, Washington, D.C. and Pennsylvania on September 11, 2001 have created an uncertain economic environment and we are unable to predict the impact these events, or the responses thereto, will have on our business. The continued threat of terrorism within the United States and abroad and military action and heightened security measures in response to such threat may cause significant economic disruptions throughout the world. Our business, results of operations and financial condition could be materially and adversely affected to the extent such disruptions result in its inability to effectively market and sell our products.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of the operating results and our financial position for the three month period ended May 31, 2003 and the last three fiscal years, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17.

Results of Operations

General

During the past year, while SCMP remained a partnership pending the completion of our reverse take-over we operated mainly as an importer and exclusive distributor - in the Canadian market only - of the Shoprider scooter line. In addition, during this period we continued developing, manufacturing under contract and selling scooter accessories, while concentrating on forging ties with new suppliers of devices and products across the healthcare category not necessarily restricted to the assistive and mobility fields.

From June 2000 to February 28, 2002, one-time only legal, accounting, sponsorship fees, valuation fees and additional salary costs totalling in excess of $600,000, plus related time constraints involved, caused significant distractions to corporate progress. In particular, the protracted public listing process detracted from our being in a position to capitalize on financing opportunities to fund an expansion program. For example, this prevented us from implementing our intended schedule to introduce a company-branded AMS product line in the United States due to our reduced treasury. Moreover, such unforeseen complications impeded us from instituting our anticipated business plan in a more timely, vigorous and effective manner overall and, as a result, some opportunities were lost.

At the present time, we are expanding our product offerings to cover a wide range of bathroom safety and daily living items. These will include disposable medical products (cotton, gauze and paper materials), as well as urology, respiratory and wound drainage supplies. Concurrently, we will be extending our geographic scope from Canada only, to also include many larger, more captive markets in the more populous U.S. retirement belt centered in the states of Florida, Texas and California. Our transition as a public vehicle (since March 1, 2002) into an enterprise pursuing increased sales, via a product and territorial diversification strategy, is premised on the development of alliances to obtain a broader marketing capability, including customer bases and technical skills, that can serve as a launch-pad for building a company-owned dealer network where the demographics recommend in the United States. The product and geographical expansion will increase expenses and reduce earnings in the early stages. This expansion will also require additional capital resources and place more demands on our existing capital resources.

Three Month Period Ended May 31, 2003

Sales for the quarter ended May 31, 2003 consisted of scooters, scooter accessories, rollators, manual wheelchairs, and disposable items such as gloves and masks. Net sales for the three months ended May 31, 2003 increased by $428,366 compared to the same period last year with the addition of new products and higher scooter sales.

Gross profit as a percentage of net sales for the quarter ended May 31, 2003 was 39% compared to 34% for the same period in the previous year. The increase was attributable to the introduction of new products during the first quarter.

Selling expenses as a percentage of net sales for the three months ended May 31, 2003 was 9% compared to 14% in the same period last year. The decrease is directly related to higher sales. General and administrative costs as a percentage of net sales for the three months ended May 31, 2003 was 14% compared to 16% in the same period a year ago. The decrease is a direct result of higher sales. The actual dollar amount increased by $43,363 for the three months ended May 31, 2003. The increase is attributable to higher insurance costs, higher occupancy costs from the move to a larger facility in British Columbia, and higher salaries and consulting costs due to additional staff. Interest and bank charges increased by $21,571 for the three months ended May 31, 2003 compared to the same period a year ago. The increase in bank charges of $6,566 is attributable to increased purchases of product from offshore through the issuance of letters of credit. The increase in interest expense of $15,005 is comprised of interest paid on the term debt, interest paid to Itrade Finance Inc. for the trade import facility and interest paid to the bank for the increased credit facility.

Year Ended February 28, 2003

During the fiscal year ended February 28, 2003, we had limited resources as a result of the delays in the Reverse Take Over completed on February 28, 2002. Due to the associated costs of this public company transaction, brought about by the extended and unwarranted delays on the part of certain individuals within the Canadian Venture Exchange, inventory levels were constrained and expansion into the U.S. was delayed. Net sales for the year ended February 28, 2003 decreased by 10% to $2,691,777 as compared to $2,998,512 during the same period in 2002. This decrease is primarily due to constrained inventory levels during the peak summer months of July and August 2002. Subsequent to the completion of the RTO, we were able to secure an import trade facility as well as an increase in the bank credit line. However, due to the lead-time in ordering and receiving goods from Asia, we did not receive the goods purchased using the import credit facility until September 2002. Furthermore, the increase in the credit facility from the bank was not obtained until the end of August 2002. Due to the cyclical nature of the key product line of scooters, sales for the year were impacted quite significantly. Gross profit as a percentage of net sales increased to 35.7% in 2003 compared to 27.6% during the same period in 2002. This increase is attributable to the change in the mix of the models and products sold during the twelve months ended February 28, 2003.

Selling expenses as a percentage of net sales were 16.6% for the year ended February 28, 2003 compared to 15.6% for the same period in 2002. However, the overall dollar amount actually decreased by $23,007 in 2003. Freight and delivery expenses decreased by $23,273 for the year ended February 28, 2003 from the same period in 2002 due to lower net sales and cost controls with respect to shipping costs. Selling salaries, communication, and supplies were $7,750 higher for the year ended February 28, 2003 compared to the previous year due to increase in staff. Travel costs were $8,112 lower in 2003 due to tighter cost controls.

General and administrative costs as a percentage of net sales for the twelve months ended February 28, 2003 were 27.5% compared to 17.2% in the previous year. The increase is a direct result of lower sales and the additional public company costs since we completed the public company transaction on February 28, 2002. Insurance expense increased by $17,282 largely due to general market conditions and due to the addition of Directors & Officers coverage. Occupancy increased by $11,726 as a result of increased warehouse space in both Ontario and Quebec. General and administrative salaries and office costs increased by $13,862 due to the additional staff. Public company costs including public relations, transfer agent and regulatory and travel costs amounted to $70,505 for the twelve months ended February 28, 2003. There were no comparative costs in the previous year as we were a private company. Professional fees increased by $108,570 for the twelve months ended February 28, 2003 from the same period in 2002. This increase is primarily attributable to the one-time fees related to the filing of the 20F and the proposed listing of our common shares on the NASD Over-the-Counter Bulletin Board. Interest and bank charges increased by $14,545 from the previous year due to the interest paid on the term debt and the Itrade Finance Inc. import facility.

Net loss after income taxes was $237,433 for the twelve months ended February 28, 2003 compared to a loss of $155,714 in the previous year. This increase in net loss after income taxes of $81,719 is attributable to lower sales and additional public company and US listing costs not included in the previous year.

Year Ended February 28, 2002

Year to date net sales of approximately $3.0 million increased almost 17% over the fiscal year 2001. This increase was due primarily to the fact that scooter sales improved. Gross profit as a percentage of sales fell marginally, from 32% to 27%, because of foreign exchange exposure from a falling Canadian dollar and a reduction in prices.

Total selling expenses as a percentage of sales were 15%, compared to 12% for the same period in fiscal 2001. The increase was attributable to the addition of new employees and increased delivery charges, plus costs associated with the reverse take-over such as website development and other promotional charges.

Total general and administrative costs as a percentage of net sales decreased to 17% of net sales for the twelve months ended February 28, 2002 compared to 20% for the same period in the previous year. This decrease was a direct factor of higher sales. Bad debts expense was $22,102 higher for the twelve months ended February 28, 2002 compared to the previous year. This increase was comprised of a bad debt write-off of $13,713 for one customer who filed for bankruptcy and an increase in the provision for bad debts. Most other general and administrative costs remained relatively stable. The amount of general salaries and benefits is comprised mainly of draws taken by the previous owners of the holding companies totalling $159,440.. There were capital expenditures of $1,106 during fiscal year 2002.

Under US GAAP, the loss for the year ended February 28, 2002 was $218,760 as compared to net income of $21,192 in the year ended February 28, 2001. In addition to the factors outlined above, under US GAAP, we expensed costs of the reverse take-over totalling $193,308. For Canadian GAAP, these costs were treated as a capital transaction and accordingly offset against equity at February 28, 2002.

The value of our inventory as at February 28, 2002 was $411,346 higher than the value of inventory one year earlier. The reason for this increase was the initial purchase of new 2002 model year scooters.

Cash flows from financing activities were $588,278 during the 2002 fiscal year. These were comprised of the use of $335,883 in bank credit lines to finance inventory and $252,395 in advances from Rani Gill. For the same period during the previous fiscal year, cash flows from financing activities were negative, due to the repayment of shareholder advances to the previous owners of one of the holding companies.

Net earnings for the year ended February 28, 2002 decreased by $186,825 compared to the same period in the previous year. This decrease is attributable to higher selling expenses.

The accounts payable as at February 28, 2002 were $519,316 compared to $193,510 the previous year, which is attributable to the purchase of large shipments of inventory in the period, and the assumption of the liabilities of the public shell company totalling approximately $165,565 of legal and other costs associated with the Reverse Take-over.

Accounts receivable as at February 28, 2002 was $454,007 compared to $308,491 the previous year. The majority of the increase is attributable to higher sales.

Year Ended February 28, 2001

During the fiscal year ended February 28, 2001, there was a change in ownership of one of the partners of SCMP. Although the change in ownership of 393231 did not take place until October 2000, between January and October 2000 a decision was made, as a result of the impending sale of 393231 due to the owner's decision to retire, to minimize inventory purchases and use cash to pay down advances made by 393231. The lack of adequate inventory during the summer of 2000, which is typically our peak sales period, resulted in lost sales and lower profits during this time.

Net sales decreased by 20% for the year ended February 28, 2001 to $2,571,418 from $3,179,941 during the same period in the previous year. This decrease was primarily due to the fact that inventory levels were constrained and we were inadequately stocked during the peak summer months of June, July, and August 2000. Lower inventory levels during the year ended February 29, 2001 are attributable to the anticipated sale of 393231 initiated in July 2000 and completed in October 2000.

Gross profit as a percentage of sales increased to 32% for the year ended February 28, 2001 compared to 28% for the same period in 2000. This increase is attributable to favourable pricing provided to us for orders placed in October 2000.

Total selling expenses as a percentage of sales for the year ended February 28, 2001 was 12% compared to 13% for the same period in 2000. This decrease was a direct result of cut backs on discretionary expenses such as advertising and travel in addition to staff reductions in anticipation of the sale of 393231. Advertising and promotional expenses decreased by $19,140 for the year ended February 28, 2001 from the same period in 2000. This reduction was due to the curtailment of all promotional printing materials, once again stemming from the anticipated sale of 393231. Freight and delivery costs were lower by $8,596 for the year ended February 28, 2001 from the same period in 2000 as a direct result of lower sales. Selling salaries, travel, stationary and communication costs were lower by $52,597 for the year ended February 28, 2001 from the same period in 2000 due to the reduction in staff and cost controls arising as a result of the impending sale of 393271.

Total general and administrative costs as a percentage of net sales increased to 20% for the year ended February 28, 2001 compared to 17% for the same period in the previous year. This increase is a direct result of lower net sales. However, the overall dollar amount of total general and administrative costs decreased by $33,127 for the year ended February 28, 2001 from the same period in the previous year. Total interest and bank charges decreased by $11,675 from the previous year. The reduction was primarily due to the repayment of shareholder advances. Insurance costs for the year ended February 28, 2001 from the same period in 2000 decreased by $24,569 due to soft market conditions in this insurance segment and our history of low claims. For the year ended February 28, 2001, depreciation expenses decreased by $7,626 from the same period in the previous year primarily due to the fact that computer software and other computer and office equipment purchased in earlier periods had been fully depreciated.

The amount of general salaries and benefits contained in the financial statements attached to this document is comprised of salary expenses for SCMP as well as salary expenses for the partners. Total general and administrative salaries decreased by $8,289 during the year ended February 28, 2001 as compared to the same period in 2000. Out of this amount, a decrease of $16,705 was attributable to salary expenses for SCMP. This decrease was due to a reduction in staff and reduced hours worked by remaining staff.

Net earnings before income taxes were $6,205 for the year ended February 28, 2001 compared to a loss of $43,991 for the prior year. The increase in earnings is due to lower expenses resulting from the curtailment of certain discretionary selling expenses. The decision to control selling expenses was made in anticipation of the impending sale of 393231.

Critical Accounting Policies

Our financial statements are based on the selection and application of significant accounting policies, some of which require management to make estimates and assumptions. Our estimates are based on historical experience and on our future expectations that are believed to be reasonable; the combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results are likely to differ from our current estimates and those differences may be material. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Reserve for Inventory Obsolescence. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about market conditions, future demand and expected usage rates. If actual market conditions are less favorable than those projected by management causing usage rates to vary from those estimated, additional inventory write-downs may be required, however these are not expected to have a material adverse impact on our financial statements.

Warranty Liability. We provide an allowance for our net estimated cost of product warranties at the time revenue is recognized. Our warranty obligation is affected by our historical product failure rates and changes in the pricing of parts of labor. Management continually assess these rates and updates its estimates. Revisions to the estimated warranty liability may be required, however these are not expected to have a material adverse impact on our financial statements.

Impairment on Long-Lived Assets. The determination of impairment on long-lived assets, is conducted as indicators of impairment are present. If such indicators were present, the determination of the amount of impairment would be based on our judgments as to the future operating cash flows to be generated from these assets throughout their estimated useful lives. Our estimates of the period over which future cash flows will be generated, as well as the predictability of these cash, can have a significant impact on the estimated value of these assets and, in periods of prolonged down cycles may result in impairment.

Accounts Receivable and Revenue Recognition. Revenues are recognized when goods are shipped, which is when legal title passes to the customer and the Company has fully performed under the contact. The Company extends four different payment terms to its customers. For approximately 40% of its customers, the Company extends four different payment terms to its customers. For approximately 35% of its customers, the Company offers net 90-day payment terms. For the balance, the Company offers either net 30 or net 60 day payment terms. The company provides allowances for expected cash discounts, returns, claims and doubtful accounts based upon historical bad debt and claims experience and periodic evaluation of the aging of accounts receivable. If the financial condition of the company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Deferred Tax Assets and Liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in earnings in the period that includes the enactment date. Additionally, taxing jurisdictions could retroactively disagree with the Company's tax treatment of certain items, and some historical transactions have income tax effects going forward. Accounting rules require these future effect to be evaluated using current laws, rules and regulations, each of which can change at any time and in an unpredictable manner. Management, based on projections of future taxable income, continually monitors the deferred tax assets. When projections of future taxable income are not adequate to support the value of recorded deferred tax assets, a valuation allowance is recorded to reduce the assets to its estimated realizable value.

Liquidity and Capital Resources

We continued to finance our operations principally through cash generated by the business, shareholder advances, credit facility from a Canadian chartered bank, the addition of the import credit facility from Itrade Finance Inc. and funds obtained from the term debt. Our borrowing arrangements for the bank and term debt contain certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital, and ratio of current assets to current liabilities. As of February 28, 2003, we were in breach of tangible net worth and ratio of debt to tangible net worth covenants. Certain shareholders advanced CDN$100,000 in February 2003 and an additional US$200,000 in June 2003 to ensure compliance with all covenant requirements although as at May 31, 2003, we were already in compliance with all loan covenant requirements.

Net working capital increased from $359,253 in fiscal 2002 to $451,714 as at February 28, 2003. This increase is attributable to the increase in inventory and prepaid expenses and a reduction in accounts payable and accruals.

Operating activities resulted in cash outflows of $365,025 in the year ended February 28, 2003 compared to $526,087 for the same period in fiscal 2002. This decrease in cash outflows is attributable to changes in working capital accounts. Cash flows from financing activities were $438,774 during the 2003 fiscal year compared to $588,278 in the previous year. These were comprised of bank credit lines, term debt, shareholder advances, and the issuance of capital stock. Cash flows utilized by investing activities were $73,905 for the twelve months ended February 28, 2003 compared to $64,152 in the previous year. On August 21, 2002, we completed the acquisition of Three Kay Enterprises Inc. (“Three Kay”) for a cost of $50,000. Three Kay holds the exclusive distribution rights to certain medical product lines of two South African manufacturer members of the Alliance Pharmaceuticals Ltd. The balance of the investing activities is comprised of the capitalization of legal fees incurred with respect to certain corporate trademarks and the capitalization of financing costs related to the Term debt.

Pursuant to the Equity Line of Credit Agreement dated, September 12, 2003 we signed with Cornell Capital Partners, LP ("Cornell"), we may, at our discretion, periodically issue and sell to Cornell shares of common stock for a total purchase price of US$5 million. If we wish to trigger an advance, we deliver advance notice of such intention to Cornell. The amount of each advance is subject to an aggregate maximum advance amount of US$75,000 with a minimum of six trading-days between each advance. We may request advances under the Equity Line of Credit once the underlying shares are registered with the Securities and Exchange Commission. The costs associated with this registration will be borne by us. Cornell intends to sell any shares purchased under the Equity Line of Credit at the then prevailing market price.

For each advance of funds by Cornell, the price per share will be based on 95% of the lowest daily volume weighted average price as reported by Bloomberg, L.P., during the 5 trading day period after the date of the advance notice issued by us to Cornell. Furthermore, for each trading day the determined price is lower than US$0.10 per share (so long as our shares are listed on the TSX Venture Exchange), Cornell will acquire 20% fewer shares and will remit a lesser amount of funds based on the determined price. Cornell is restricted to owning no more than 9.9% of our issued share capital.

In addition, we will pay Cornell a fee of 7% of each advance under the Equity Line of Credit, together with a onetime commitment fee consisting of a US$90,000 convertible debenture, payable in US funds, and bearing interest of 5% per year, and coming due on the third anniversary of its issue. Cornell may convert the debenture, plus any accrued inters, into common shares on any day where the volume weighted average price of our common shares are US$0.10 or higher. The conversion price will be equal to the lowest closing bid price of our common shares as quoted on any US market (if applicable) we are listed on. If Cornell cannot convert the debenture in the first 12 months because the bid price is too low as described, then we shall pay Cornell US$45,000, and if in the following additional 12 months, Cornell continues to be unable to convert its debenture, we shall pay Cornell an additional US$45,000.

The number of shares issued under the Equity Line of Credit is determined by us, subject to the restrictions set out in the agreement. However, the issuance of shares related to the equity line will result in dilution to the shareholders and could result in the change of control. We intend to use any proceeds from the sale of common stock under the equity line for working capital. The principle factors that will be considered at the time of requesting a draw on the equity line are the market price of our common shares, with a view to avoiding excessive dilution to our outstanding share capital, the liquidity of our common shares and our capital requirements and whether these requirements could be serviced more economically through means other than the equity line. We are still in the process of obtaining SEC approval for the 20F document and are completing the SB2 filing both of which are prerequisites to accessing the Equity Line of Credit. We expect the completion of these transactions by the end of 2003.

In addition, we engaged Westrock Advisors, Inc., a registered broker-dealer, to advise us in connection with the Equity Line of Credit. For its services, Westrock Advisors received 100,000 shares.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth all of our current directors and executive officers, with each position and office held by them. Each director’s terms of office expires at the next annual general meeting of shareholders.

All of our Directors and Senior Management and our subsidiary own, as a group, 29,152,701 shares or 62.83% of all of our outstanding shares as at July 11, 2003.

Name, Age and Position Held	Director since	Number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised	Principal Occupation During the Past Five Years
Rani Gill (1)(2) Age 38 President and Director	March 1, 2002	27,466,277	Owner and Controller of SCMP (partnership)
Ranjodh Sahota Age 34 Director	September 19, 2003	100,000	Developer
Terrence Barry Coughlan (1) Age 57 Director	November 26, 2001	Nil	President, TBC Investments Ltd.
Jan Karnik (1) Age 38 Director	November 26, 2001	55,000	Manager, UMA Engineering
Amarjit Mann Age 28 Director	August 27, 2002	664,800	Pharmacy owner
Harjit Gill(2) Age 37 General Manager, Director	August 27, 2002	866,624	Investment Advisor, General Manager of AMS Homecare Inc.

(1)     Members of the Audit Committee.

(2)     Mr. Harj Gill is the spouse of Ms. Rani Gill.

We have an Advisory Committee, which is currently comprised of only one member, Mr. J. Gerard Lenoski who acts as an advisor on corporate matters such as marketing. Mr. Lenoski has more than 20 years experience as an officer and director with both government and corporate organizations. He also assists in a management consultancy capacity specializing in corporate marketing, financial communications/public & investor relations and administration for emerging growth public companies. Mr. Lenoski obtained a Bachelor of Arts from the University of British Columbia in 1969, a Masters in Arts from Carleton University, Ottawa, in 1972 and a Masters in Philosophy (Organizational Development/Behavior) from the University of Essex, England, in 1982. The member of the Advisory Committee and any future members will be compensated for services provided through the issuance of stock options approved and issued by the Board. Mr. Lenoski’s compensation as a director and corporate affairs manager was $29,700 and he was issued 100,000 options for his duties as an advisor.

The business background and principal occupations of our officers, directors, and senior management for the preceding five years are as follows:

Rani Gill

From 1989 until 2000 she was our Controller and in 2000- 2001 became the owner of the SCMP partnership. Included among her professional accomplishments is previous responsibility for the accounting and administration functions inside a $70 million sales and service organization. She was appointed our President in March 2002. Ms. Gill obtained a Bachelor in Administration from Simon Fraser University, Burnaby, British Columbia in 1986. She was granted a Certified Management Accountant designation from the British Columbia Society of Management Accountants in 1992. She has been the controller of Prostar Interactive Mediaworks and Serviceworks Distribution Inc. since July 1994. Ms. Gill was responsible for the initial set-up and the ongoing administration of all our operations in the United States.

Ranjodh Sahota

Mr. Sahota has been a real estate developer for last 10 years. From 1993 to 2003 Mr. Sahota has worked in the Ministry of Children and Family of the Government of British Columbia as a Peace Officer.

Terrence Barry Coughlan

Mr. Coughlan is the President of a private investment company. Over the past 20 years he has been involved in the financing of companies on the CDNX, TSE, O.T.C. Bulletin Board and NASDAQ stock exchanges. Mr. Coughlan currently sits on the boards of Great Basin Gold, Taseko Mines Ltd., Icon Capital Inc., and Tri-Alpha Investments Ltd. All of these companies are publicly traded. Great Basin Gold has a December 31, 2002 year end with no revenue, accumulated deficit of $45,798,889 (CDN) and current shareholder equity of $22,944,949 (CDN); Taseko Mines Ltd. has a December 31, 2002 year end with no revenue, accumulated deficit of $115,532,165 (CDN), and current shareholder equity of $24,234,576 (CDN); Icon Capital Inc. has a September 30, 2002 year end with no revenue, accumulated deficit of $9,770,561 (CDN) and current shareholder equity of $173,316 (CDN); Tri-Alpha Investments has an October 31, 2002 year end with no revenue, accumulated deficit of $4,699,378 (CDN) and current shareholder equity of $1,021,008 (CDN).

Jan Karnik

Mr. Karnik is a senior official of a major B.C-based engineering firm, where he is responsible for a division with 140 employees. He has a Bachelor of Science degree (physics) from Simon Fraser University and has obtained his M.B.A.

Amarjit Mann

Mr. Mann holds a Pharmacy degree and an MBA from the University of British Columbia, and is owner of a pharmacy in Surrey, B.C.

Harjit Gill

Mr. Gill holds a Bachelor of Science Degree from the University of Waterloo, carries the Certified Investment Manager Designation and is a Fellow of the Canadian Securities Institute. As our Ge neral Manager, he is responsible for the execution of the overall business strategy.

Board Practices

The current directors were elected to their position at the annual meeting of shareholders held on August 27, 2002. The directors continue to serve until the next meeting of shareholders to be held in 2003. Our officers are elected by the board and serve at the board’s pleasure. Directors are appointed annually at the annual general meeting of shareholders.

We have not entered into service contracts with any of our directors. The Audit Committee meets once per quarter and we have not formed a compensation committee.

Compensation

The aggregate direct or indirect remuneration paid to our directors and officers as a group during the year ended February 28, 2003 for services to us in all capacities, was $148,500. Certain information about payments to particular officers and directors is set out in the following table:

Name and Principal Position	Year Ended Feb. 28	Annual Compensation			Long Term Compensation			All Other Compensation
		Salary	Bonus	Other Annual Compensation	Awards		Payouts
					Securities Under Options/ SARs(1) granted	Restricted Shares or Restricted Share Units	LTIP(2) Payouts
Rani Gill President and Director	2003	$59,400	Nil	Nil	700,000	Nil	Nil	Nil
Kamaljit Kaur Lehal(3) Director	2003	Nil	Nil	Nil	200,000	Nil	Nil	Nil
Terrence. Barry Coughlan Director	2003	Nil	Nil	Nil	200,000	Nil	Nil	Nil
Jan Karnik Director	2003	Nil	Nil	Nil	200,000	Nil	Nil	Nil
Amarjit Mann Director	2003	Nil	Nil	Nil	200,000	Nil	Nil	Nil
Harjit Gill General Manager and Director	2003	59,400	Nil	Nil	600,000	Nil	Nil	Nil

(1) All securities are under options granted during the year covered. No "SARs" or "stock appreciation rights" have been granted. SAR means a right granted by us, as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of our publicly traded securities.

(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units. We do not currently have an LTIP.

(3)  Mr. Lehal resigned as a director of the Company in September 2003.

Pension Plans

We do not provide retirement benefits for directors, senior management or employees.

Employees

As of May 31, 2003, , we had a total of 10 employees/contract employees (eight full-time employees/contract employees and two part-time employees). There are eight employees/contract employees located in the Vancouver office and one employee located in Ontario and one in Montreal. None of the employees are unionized.

Share Ownership of Directors and Senior Management

Name and Title	Share Ownership	% Share Ownership
Rani Gill President and Director	27,466,277	59.2%
Ranjodh Sahota Director	100,000	0.23%
Terrence. Barry Coughlan Director	Nil	-
Jan Karnik Director	55,000	0.12%
Amarjit Mann Director	664,800	1.4%
Harjit Gill General Manager and Director	866,624	1.9%
All Directors and Senior Management as a group	29,152,701	62.83%

Stock Options

On January 27, 2003, we issued a total of 2,450,000 stock options. A total of 2,100,000 stock options were issued to our directors with the remaining issued to employees and advisory board members. The exercise price of the options is $0.25 and they expire on January 27, 2008.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

The following table sets forth, as at July 11, 2003, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares including the executive officers and directors as a group. Unless otherwise indicated by footnote, we believe that the beneficial owners of the common shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such common shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

The shareholders below have identical voting rights to the other shareholders.

Title of Class	Identity of Holder	Number of Common Shares	Percentage of Beneficially Owned
Common shares	Rani Gill	27,466,277	59.2%

As of May 31, 2003, we had 46 registered shareholders with addresses in the United States representing less than 2% of the issued and outstanding shares. In addition, residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

Related party transactions

None of our directors or senior officers, and no associates or affiliates of any of them is or has been indebted to us or our subsidiaries at any time. None of our experts or counsel was employed on a contingent basis or owns any shares which is material to such person.

ITEM 8.        FINANCIAL INFORMATION

Financial Statements

Our audited consolidated financial statements for the last three fiscal years ended February 28, 2003, February 28, 2002 and February 28, 2001, including our consolidated balance sheets, the consolidated statements of operations and deficit and the notes to those statements and the auditor's report thereon, are included in this Form 20-F.

Our unaudited consolidated financial statements for the three month ended May 31, 2003 are also included in this Form 20-F.

Revenue Recognition

Revenue is recognized upon shipment of good to the end dealer subsequent to the confirmation of price and payment terms. There are no return or price adjustment rights granted as an order is only shipped upon receipt of a written or verbal purchase order confirming the price of the gods being shipped. The company offers consignment inventory to certain dealers upon receipt of signed agreement from the dealer. The company retains title to the inventory until such time as the customer provides a written or verbal purchase order confirming the sale. At this time, the company issues an invoice and recognizes the revenue. Sales representatives are responsible for confirming on a monthly basis all consignment stock at their customers. An independent confirmation is obtained by head office at each year-end. The value of consignment inventory as at February 28, 2003, February 28, 2002, and February 28, 2001 was $185, 313, $66,215 and $147,464 respectively.

ITEM 8B.        SIGNIFICANT CHANGES

Other than as set out, there have been no significant changes in our business in the period from February 28, 2003 until the date of this document.

We are not a party to any material legal proceedings and are not aware of any material contemplated legal proceedings to which we may be a party as of February 28, 2003.

ITEM 9.        THE OFFER AND LISTING

Price History

Our common shares have been listed and posted for trading on the TSX Venture Exchange (symbol AHC) since February 28, 2002. Since then, the high-low stock range has been between $0.19 and $0.06. The closing price of our common shares on September 12, 2003 was $0.11.

The monthly high-low ranges for our common shares on the TSX Venture Exchange since February 28, 2002 is set out below.

Month	High	Low
March, 2002	$0.19	$0.14
April, 2002	$0.19	$0.13
May, 2002	$0.15	$0.11
June, 2002	$0.12	$0.09
July, 2002	$0.10	$0.07
August, 2002	$0.10	$0.06
September, 2002	$0.10	$0.09
October, 2002	$0.13	$0.10
November, 2002	$0.12	$0.12
December, 2002	$0.17	$0.11
January, 2003	$0.17	$0.02
February, 2003	$0.16	$0.13
March, 2003	$0.16	$0.14
April, 2003	$0.16	$0.11
May, 2003	$0.17	$0.14
June, 2003	$0.15	$0.11
July, 2003	$0.15	$0.10
August, 2003	$0.12	$0.10

At May 31, 2003, we had 46,398,891 common shares issued and outstanding and held by estimated 130 owners of record.

ITEM 10.        ADDITIONAL INFORMATION

Share capital

Our authorized capital consists of 300,000,000 common shares without par value and 200,000,000 Preference shares without par value, of which 46,398,891 common shares and no preferred shares were issued and outstanding as of February 28, 2003.

On February 28, 2002, we issued 30,000,000 common shares pursuant to the reverse take-over as described above. On March 12, 2002, we issued 250,000 common shares under Regulation S for gross proceeds of $25,000. On June 17, 2002, we issued 1,750,000 common shares under Regulation S as a finder's fee in connection with the sourcing of SCMP to Canoil for the reverse take-over. On August 21, 2002, we received subscription proceeds of $50,000 for 333,333 commo n shares to be issued under Regulation S. These shares were issued in October 2002.

The following is a reconciliation of our share issuances for the last three fiscal years:

	Common Shares Issued
	Number of Shares	Amount
Balance, February 28, 2001	2,100	$ 400
Common shares of AMS Homecare Inc. before reverse take-over	13,965,558	$ 4,022,709
Acquisition in the reverse take-over	30,000,000	$ nil
Reverse take-over adjustment	(2,100)	$ (4,022,709)
Balance, February 28, 2002	43,965,558	$ 400
Issue of shares for finder’s fee	1,750,000	$ nil
Issue of units for cash	250,000	$ 25,000
Conversion of warrants into common shares	100,000	$ nil
Issue of units for cash	333,333	$ 50,000
Balance, February 28, 2003	46,398,891	$ 75,400

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance. The 10,000,000 shares will be issued only in the event that our aggregate earnings before interest, income tax, depreciation and amortization ("EBITDA") for its two fiscal years ending February 28, 2003 and February 29, 2004 are $750,000. In the event EBITDA for these two fiscal years is less than $750,000 but not less then $675,000, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued. In the event EBITDA for the two fiscal years is less than $675,000, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated. Should these shares be issued, they will be recorded at their fair value on the date of their issuance.

At February 28, 2003, we had 250,000 warrants outstanding exercisable at $0.14 per common share until March 27, 2004. In April 2002, 100,000 special warrants were converted into our common shares. These special warrants were issued to Golden Capital Securities (a broker registered in British Columbia) as part of the sponsorship fee for the RTO transaction.

On July 27, 2003 we issued a total of 2,450,000 options. The exercise price of the options is $0.25 and they expire on July 27, 2008.

Memorandum and Articles of Association

Our Certificate of Incorporation was filed with the Ministry of Finance and Corporate Relations, Registrar of Companies in the Province of British Columbia, Canada on March 5, 1981 under the name Jacob Gold Corporation with the Certificate of Incorporation No. 228476. We were incorporated to conduct all lawful business pursuant to the laws of British Columbia and our Certificate of Incorporation and Articles do not describe a business object or purpose.

Pursuant to our Articles, a director must disclose his interest in and not vote in respect of any proposed contract or transaction with us in which he is in any way directly or indirectly interested, but such director will be counted in the quorum at the meeting of the directors at which the proposed contract or transaction is approved.

Questions to be determined at a directors meeting shall be determined by a majority vote. The Chairman has no additional power for voting, and directors are not required to hold our shares.

Pursuant to the Articles, the directors may authorize the company to borrow money in such amounts and upon such security and on such terms and conditions as they deem fit.

The Articles may be amended by a special resolution of the shareholders and by filing thereafter with Registrar of Companies in the Province of British Columbia.

As at February 28, 2003 our authorized and issued capital is as follows:

Authorized:

300,000,000 common shares without par value

200,000,000  Preference shares without par value

Issued:

46,398,891 common shares, of which 27,000,000 are held in  escrow

Common shares

All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if, as and when declared by the board of directors. There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of our liquidation, dissolution, or winding, the holders of common shares are entitled to participate in our assets available for distribution after satisfaction of the claims of creditors.

Preference Shares

The Preference shares are issuable in one or more series. Our directors may fix the number of shares in the series and fix the preferences, special rights and restrictions, privileges, conditions and limitations attaching to the shares of that series, before the issuance of shares of any particular series. The Preference shares are entitled to priority over the common shares with respect to the payment of dividends and distributions in the event of our dissolution, liquidation or winding-up. The Preference shares rank equally within their class as to dividends, voting rights, participation and assets in all other respects.

Powers and Duties of Directors

The directors shall manage or supervise the management of our affairs and business and shall have authority to exercise all such powers that are not required to be exercised by our shareholders in a general meeting.

A director's term of office expires immediately prior to the next annual general meeting. In general, a director who is, in any way, directly interested in an existing or proposed contract or transaction with us, whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such director shall not vote in respect of any such contract or transaction and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum presented at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on our behalf (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligation; or (c) mortgage, charge or give other security on the whole or any part of our property and assets.

Shareholders

An annual general meeting shall be held once in every calendar year and within 13 months of the last annual general meeting at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be one member present in person or by proxy or (being a corporation) represented in accordance with the Company Act, holding not less than one voting share. We believe there is no limitation imposed by the laws of British Columbia or by the memorandum or our other constituent documents on the right of a nonresident to hold or vote the common shares.

Material Contracts

We have entered into the following material contracts:

The Pihsiang Manufacturing and Distribution Agreement is a two year agreement expiring in December 2004, whereby we hold the exclusive Canadian rights to distribute Shoprider Brand scooters and power chairs. We agreed to purchase a minimum number of scooters during the term of the agreement. Also, we agreed to spend a percentage of our scooter sales to promote the Shoprider products.

The ENSD Corporation Manufacturing and Distribution Agreement is a two year agreement commencing June 1, 2003. The agreement is for the manufacture and distribution of durable healthcare products such as wheelchairs, rollators, commode chairs, walkers, crutches, quad canes and canes, utility tips, shower benches, bed rails, patient lifters, IV poles, and other bathroom safety items and daily living items. ENSD will manufacture these items or any specific item for us under our brand name.

The Alliance Group Sole Distribution Agreement provides the exclusive North American rights for an initial five years commencing on June 1, 2002, with an option for further five-year periods, to distribute certain product lines of two South African manufacturer members of the Alliance Group. One of them, GRS Medical (Pty.) Ltd., is active in the urology, respiratory and wound drainage fields, and the other, Laminated Technologies (Pty.) Ltd., produces cotton, gauze and paper products for the healthcare industry. Included in the terms of the Sole Distribution Agreement we must purchase a minimum of US$100,000 of products during the first year with subsequent minimum amounts to be mutually agreed upon.

The Evergreen Latex (Pty.) Ltd. Letter Agreement provides for exclusive distribution in the United States and Canada of a unique polymer surgical glove (patent pending).

Pursuant to the Duramed Agreement dated January 5, 2001, we purchased all rights, privileges and potential patents with respect to a bathlift developed by Duramed Designs Ltd. We agreed to pay Duramed a royalty of 5% of the cost of production of each unit sold by us on a quarterly basis after commercial production. Duramed agreed to provide any information or expertise necessary to bring the bathlift to commercial production.

Pursuant to the NYAAC Agreement dated November 15, 2000, we have been appointed as a distributor in Canada (except the Greater Vancouver area and the area west of Hope) and the United States of certain products manufactured by NYACC, principally a bed assist. We have agreed to use our best efforts to distribute NYACC products. We have a right of first refusal to distribute future medical products developed by NYACC. The agreement is for a term of three years.

On September 12, 2003, we announced the execution of a formal Equity Line of Credit Agreement with Cornell Capital Partners LP, a New Jersey limited partnership pursuant to which Cornell has committed to purchase up to $5,000,000 of our common shares over a two-year period. This financing is subject to a successful listing for quotation of our common shares on the NASD Over-the-Counter Bulletin Board and approval of the TSX Venture Exchange. In conjunction with this agreement, we entered into a Placement Agency Agreement with Westrock Advisors, Inc. to act as our placement agent. Pursuant to this Agreement we will issue 100,000 shares to Westrock upon the filing of a registration statement that registers the securities issued pursuant to the Equity Line of Credit.

On March 31, 2003, we announced that we entered into an agreement to acquire technologies from a United States university in the field of invasive monitoring technology. The acquisition is subject to financing and the closing date has been extended to December 1, 2003.

On July 2, 2003, we announced an agreement to purchase a warehouse facility with manufacturing equipment for a powder coating facility in the Eastern United States. This transaction is subject to financing and is expected to close in December 2003.

On July 3, 2003, we announced a renewable two-year exclusive agreement with Supracor, Inc. under which we will market and sell Supracor's Stimulite honeycomb cushioning products for the health care industry in Canada. Supracor's health care industry products are used primarily for wheelchairs and electric scooters.

On September 17, 2003, we signed a three-year agreement with Swabplus Canada for the world OEM license of Swabplus's patented liquid filled cotton swab technology, and any improvements or enhancements of this technology. The patented technology is incorporated in a wide range of products that we will distribute under our own brand name for markets around the world. Swabplus designs, develops, and manufactures a unique delivery system - small tubular devices containing liquids for, amongst other things, medical and health applications. Initially, we will only supply these products in Canada and the United States

Exchange Controls

The Company does not believe there are any decrees or regulations under the laws of British Columbia or Canada applicable to it restricting the import or export of capital or affecting the remittance of dividends or other payments to non-resident holders of our common shares, other than for the withholding of taxes. There are no restrictions under our Memorandum or Articles that limits the right of non-resident owners to hold or vote our common shares or to receive dividends thereon. We are organized under the laws of British Columbia. There is uncertainty as to whether the Courts of British Columbia would (i) enforce judgments of United States Courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in British Columbia Courts against us or such persons predicated upon the federal securities laws of the United States.

There is no limitation imposed by the laws of Canada or our Memorandum or Articles on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act (Canada) (the "Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets. An investment in the common shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 2000 was any amount in excess of $192 million. A non-Canadian would acquire our control for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of our control unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of our control in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of our control by reason of an amalgamation, merger consolidation or corporate reorganization following which our ultimate direct or indirect control in fact, through the ownership of the common shares, remained unchanged.

Currently 90% of our operations are in Canadian dollars.

Taxation

The following is a summary of the material Canadian federal income tax considerations, as of the date hereof, generally applicable to security holders who deal at arm's length with us, who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held our shares, to whom such shares are capital property, and to whom such shares are not "taxable Canadian property" (as defined in the Canadian Tax Act). This summary does not apply to a non-resident insurer.

Generally, our shares will be considered to be capital property to a holder thereof provided that the holder does not use such shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. All security holders should consult their own tax advisors as to whether, as a matter of fact, they hold our shares as capital property for the purposes of the Canadian Tax Act.

This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention (1980) (the "Tax Treaty") and current published administrative practices of the Canada Customs and Revenue Agency. This discussion takes into account specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all.

Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

WHILE INTENDED TO ADDRESS ALL MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS, THIS SUMMARY IS OF A GENERAL NATURE ONLY. THEREFORE, SECURITY HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Generally, our shares will not be "taxable Canadian property" at a particular time provided that such shares are listed on a prescribed stock exchange (which proposed legislation includes the TSX Venture Exchange), the holder does not use or hold, and is not deemed to use or hold, our shares in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of our capital stock at any time within sixty months preceding the particular time.

Generally, a holder of our shares that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the sale or other disposition of shares.

Dividends paid or deemed to be paid on our shares are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention. For example, under the Tax Treaty, the rate is reduced to 5% in respect of dividends paid to a company that is the beneficial owner thereof, that is resident in the United States for purposes of the Tax Treaty and that owns at least 10% of our voting stock. In all other cases, the rate is reduced to 15% in respect of dividends paid to the beneficial owner thereof that is resident in the United States for purposes of the Tax Treaty.

Dividend Policy

The declaration of dividends on our common shares is within the discretion of our board of directors and will depend on the assessment of, among other factors, earnings, capital requirements and our operating and financial condition. At the present time, our anticipated capital requirements are such that we intend to follow a policy of retained earnings in order to finance the further development of our business.

Statements by Experts

Our consolidated financial statements for the last three fiscal years ends included in this Registration Statement have been audited by Grant Thornton, LLP as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing and their consent and authorization. Such firm's address is Suite 2800, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N3.

Disclosure in this document regarding trends and analysis was compiled from a valuation report prepared by Evans

& Evans Inc. and are included in reliance upon the report of such firm given upon their authority as experts in valuations and their consent and authorization. Such firms address is Suite 1610, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars. As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate. The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

Interest Rate Risk

Interest on the company's bank indebtedness and long-term debt is variable based on the lenders' prime rates. This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods. The company does not use derivative instruments to reduce its exposure to interest rate risk.

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Disclosure under this item is not required as this Form 20-F is filed as annual report.

PART II

ITEM 13.        DEFAULTS, DIVIDENDS ARREARS AND DELINQUENCIES

As at February 28, 2003, there was no material default in the payment principal, interest, a sinking or purchase fund instalment. Furthermore, there was no material default that was not cured relating to indebtedness of the company or any of its subsidiaries.

The company has not declared or issued any dividends as at February 28, 2003.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS

OF SECURITY HOLDERS AND USE OF PROCEEDS

As at February 28, 2003, there have been no material modifications to the rights of security holders and the use of proceeds.

PART III

ITEM 15.        CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company's management, including its Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report. Based upon that evaluation, the Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

There were no significant changes made in the Company's internal controls during the period covered by this annual report on Form 20-F or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

The Company's management, including the Chief Financial Officer , does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16.        AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND

PRINCIPAL ACCOUNTANT FEES AND SERVICES

A. Audit Committee Financial Expert

The Registrant does currently have a financial expert in its audit committee who is Jan Karnik. Also, the Registrant retained the audit services of Grant Thornton chartered accountants to perform the audit on its year-end consolidated financial statements.

B. Code of Ethics

The Registrant has not adopted a formal written code of ethics given its relatively small size and the Directors, including the director/employees of the Registrant, are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Registrant. Also, the Board is comprised of one director who is an actively practising lawyer and who is available to the management of the Registrant to provide a high standard of due care in the activities of the Registrant and to provide guidance when needed.

C.  Principal Accountant Fees and Services

 The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2003 Fiscal Year (CAD$)	2002 Fiscal Year (CAD$)

(a) Audit Fees	$49,500	$49,500

(b) Audit-Related Fees (eg. review of Form 20-F, interim financial statements)	$11,250	$9,500

(c) Tax Fees	$10,750	$6,000

ITEM 17.        FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements are incorporated by reference to this Item.

All financial statements herein are stated in accordance with accounting principles generally accepted in the United States and there have been no significant charges since the date of the annual financial statements or the date of the most recent interim financial statements.

(a)	The following Financial Statements pertaining to our consolidated financial statements are filed as part of this Registration Statement:

Exhibit Reference #
N/A	Report of Independent Accountants
Consolidated Balance Sheet
Consolidated Statements of Operations
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

Exhibit Reference	Name
1(a)	Memorandum
1(a)	Articles
4(a)	Pihsiang Manufacturing and Distribution Agreement dated January 8, 2001
4(a)	Pihsiang Manufacturing and Distribution Agreement dated January 1, 2003
4(a)	Three Kay Share Purchase Agreement dated June 7, 2002
4(a)	The Alliance Group Sole Distribution Agreement dated June 28, 2002
4(a)	ENSD Corporation Manufacturing and Distribution Agreement dated June 6, 2002
4(a)	Evergreen Latex (Pty.) Ltd. Letter Agreement dated May 27, 2002
4(a)	Escrow Agreement dated February 21, 2002
4(a)	NYAAC Agreement dated November 15, 2000
4(a)	Duramed Agreement dated January 5, 2001
4(a)	Supracor, Inc. Agreement dated July 3, 2003
4(a)	Swabplus Canada Agreement dated September 10, 2003
9	Consent of Grant Thornton, LLP

10	Equity Line of Credit Agreement dated September 12, 2003
10	Registration Rights Agreement dated September 12, 2003
99	Certification of CEO and CFO dated October 28, 2003 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Dated:

October 28, 2003

AMS Homecare Inc.,

a British Columbia Corporation

"Rani Gill" (signed)

Rani Gill

President and Director

CERTIFICATIONS

I, Rani Gill, certify that:

1.

I have reviewed this annual report on Form 20-F of AMS Homecare Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”);  and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls;  and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;  and

6.

The registrant’s other officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATED at Vancouver, British Columbia, Canada, as of October 28, 2003.

     "Rani Gill" (signed)

Rani Gill, President and Chief Financial Officer

AMS HOMECARE INC.

CONSOLIDATED FINANCIAL STATEMENTS

31 MAY 2003 and 2002

(Unaudited - Prepared by Management)

and

28 FEBRUARY 2003, 2002 and 2001

(Audited)

CONTENTS

PAGE

Auditors’ Report

3

Consolidated Balance Sheets

4

Consolidated Statements of Operations

5

Consolidated Statements of Shareholders’ Equity

6

Consolidated Statements of Cash Flows

7

Notes to the Consolidated Financial Statements

8

Grant Thornton LLP

Chartered Accountants

Management Consultants

Canadian Member of

Grant Thornton International

Report of Independent Auditors

To the Shareholders of

AMS Homecare Inc.

We have audited the consolidated balance sheets of AMS Homecare Inc. as at February 28, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended February 28, 2003, 2002 and 2001. These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at February 28, 2003 and 2002 and the results of its operations and cash flows for the years ended February 28, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.  As required by the company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"GRANT THORNTON LLP" (signed)

Chartered Accountants

Vancouver, Canada

May 2, 2003

P.O. Box 11177, Royal Centre

Suite 2800-1055 West Georgia Street

Vancouver, British Columbia

V6E 4N3

Tel: (604) 687-2711

Fax: (604) 685-6569

AMS Homecare Inc.	Statement 1
Consolidated Balance Sheets
Canadian Funds

ASSETS	31 May 2003 ((Unaudited)	28 February 2003	28 February 2002
Current
Cash	$-	$-	$156
Receivables, net of allowance of $NIL (28 February 2003 - $NIL; 28 February 2002 - $10,000)	749,041	374,660	454,007
Inventories	757,589	875,663	793,385
Prepaids	43,026	48,626	27,118
	1,549,656	1,298,949	1,274,666
Capital Assets (Note 4)	41,528	39,098	52,052
Intangible Assets (Note 5)	81,831	78,651	13,102
	$1,673,015	$1,416,698	$1,339,820

LIABILITIES
Current
Bank demand loan (Note 6)	$552,962	$404,135	$387,388
Accounts payable and accrued liabilities (Note 18)	311,951	403,562	519,316
Income taxes payable	-	-	8,709
Current portion of long-term debt (Note 7)	40,913	39,538	-
	905,826	847,235	915,413
Long-Term Debt (Note 7)	196,551	207,489	-
Due to shareholders (Note 8)	352,395	352,395	252,395
	1,452,772	1,407,119	1,167,808

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 9)	75,400	75,400	400
Retained Earnings (Deficit) - Statement 2	142,843	(65,821)	171,612
	218,243	9,579	172,012
	$1,673,015	$1,416,698	$1,339,820

Commitments (Note 12)

Contingency (Note 15)

ON BEHALF OF THE BOARD:

“Rani Gill”, Director

“Jan Karnik”, Director

- See Accompanying Notes –

AMS Homecare Inc.	Statement 2
Consolidated Statements of Shareholders’ Equity
Canadian Funds

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings	Total
Balance - 29 February 2000	2,100	$400	$501,630	$502,030
Income for the year	-	-	31,111	31,111
Balance - 28 February 2001	2,100	400	532,741	533,141
Common shares of AMS Homecare Inc. (“AMS Homecare”) before reverse takeover	13,965,558	4,022,709	-	4,022,709
Acquisition of AMS Homecare in a reverse takeover	30,000,000	-	(205,415)	(205,415)
Reverse takeover adjustment	(2,100)	(4,022,709)	-	(4,022,709)
Loss for the year	-	-	(155,714)	(155,714)
Balance - 28 February 2002	43,965,558	400	171,612	172,012
Issue of shares for finders’ fee (Note 3)	1,750,000	-	-	-
Issue of units for cash	250,000	25,000	-	25,000
Conversion of warrants into common shares (Note 9a)	100,000	-	-	-
Issue of units for cash	333,333	50,000	-	50,000
Loss for the year	-	-	(268,206)	(268,206)
Balance - 28 February 2003	46,398,891	75,400	(65,821)	9,579
Income for the period	-	-	208,664	208,664
Balance - 31 May 2003	46,398,891	$75,400	$142,843	$218,243

- See Accompanying Notes -

AMS Homecare Inc.	Statement 3
Consolidated Statements of Operations
Canadian Funds

	For the Three Months Ended 31 May		For the Years Ended 28 February
	2003 (Unaudited)	2002 (Unaudited)	2003	2002	2001
Sales	$1,259,275	$830,909	$2,691,777	$2,998,512	$2,571,418
Cost of Sales	763,944	548,888	1,729,701	2,170,644	1,742,516
Gross Margin	495,331	282,021	962,076	827,868	828,902

Expenses
Selling
Salaries and benefits	64,290	61,360	216,452	211,761	155,024
Travel	12,985	14,314	58,225	66,337	47,872
Freight and delivery	12,899	16,338	55,140	78,413	48,155
Communication	9,871	7,731	25,184	23,662	18,940
Advertising	6,054	12,355	81,871	81,243	51,155
Stationery and supplies	2,507	2,983	10,031	8,494	6,790
	108,606	115,081	446,903	469,910	327,936
General
Salaries and consulting	65,386	47,064	260,987	252,809	251,204
Occupancy	39,315	23,121	93,795	82,069	85,236
Interest and bank charges	31,370	9,799	59,662	45,117	50,370
Professional fees	18,241	23,785	161,275	52,705	51,784
Insurance	11,223	6,338	44,594	27,312	24,468
Amortization	6,341	3,858	21,310	18,180	22,869
Office and supplies	5,700	3,070	20,244	14,560	15,975
Transfer agent and regulatory	1,164	5,362	23,345	-	-
Travel	814	-	14,160	-	-
Public relations	-	13,519	33,000	-	-
Bad debts	-	275	8,234	24,912	2,810
	179,554	136,191	740,606	517,664	504,716
	288,160	251,272	1,187,509	987,574	832,652

Income (Loss) Before Other Income and Income Taxes	207,171	30,749	(225,433)	(159,706)	(3,750)
Other income	1,493	24	-	1,006	9,955

Income (Loss) Before Income Taxes	208,664	30,773	(225,433)	(158,700)	6,205
Income taxes (recovery) (Note 10)	-	-	12,000	(2,986)	(24,906)

Net Income (Loss) for the Period	$208,664	$30,773	$(237,433)	$(155,714)	$31,111

Weighted Average Common Shares Outstanding	46,398,891	44,206,319	45,645,101	30,000,000	30,000,000

Earnings (Loss) per Share - Basic and Diluted	$0.01	$0.01	$(0.01)	$(0.01)	$0.01

- See Accompanying Notes -

AMS Homecare Inc.	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	For the Three Months Ended 31 May		For the Years Ended 28 February
Cash Resources Provided By (Used In)	2003 (Unaudited)	2002 (Unaudited)	2003	2002	2001
Operating Activities
Net earnings (loss)	$208,664	$30,773	$(237,433)	$(155,714)	$31,111
Amortization	6,341	3,858	21,310	18,180	22,869
Loss on disposal of investment in Service Works USA Inc.	-	-	-	-	640
Gain on sale of assets	(1,424)	-	-	-	-
Changes in non-cash operating working capital (Note 17)	(342,318)	(19,089)	(148,902)	(388,553)	(102,364)
	(128,737)	15,542	(365,025)	(526,087)	(47,744)
Financing Activities
Bank demand loan (repayment)	148,827	(25,638)	16,747	335,883	51,505
Long-term debt	(9,563)	-	247,027	-	-
Units issued for cash	-	25,000	75,000	-	-
Advances from shareholders	-	-	100,000	276,935	2,983
Repayment to shareholders	-	-	-	(24,540)	(192,896)
Financing costs	(7,500)	-	-	-	-
	131,764	(638)	438,774	588,278	(138,408)
Investing Activities
Acquisition of capital assets	(20,045)	(1,026)	-	(1,106)	(7,023)
Acquisition of intangible assets	-	-	(73,905)	(3,183)	(9,919)
Proceeds from sale of asset	17,018	-	-	-	-
Acquisition of other assets	-	(13,906)	-	-	-
Due from shareholders	-	-	-	-	12,675
Acquisition costs	-	-	-	(59,951)	-
Cash acquired on acquisition of AMS Homecare (Note 3a)	-	-	-	88	-
	(3,027)	(14,932)	(73,905)	(64,152)	(4,267)

Net Decrease in Cash	-	(28)	(156)	(1,961)	(190,419)
Cash - Beginning of period	-	156	156	2,117	192,536
Cash - End of Period	$-	$128	$-	$156	$2,117

Supplemental Disclosure of Non-Cash Investment and Financing Activities
Shares issued in reverse takeover	-	-	-	(205,415)	-

Supplemental Cash Flow Information
Taxes paid	$-	$-	$20,909	$77,113	$57,122
Interest paid	$20,304	$5,189	$35,486	$24,620	$4,660

- See Accompanying Notes -

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

1.

Operations

The company completed a reverse take-over (“RTO”) on 28 February 2002 (Note 3a).  The effect of this reverse take-over was that the former shareholders of 393231 B.C. Ltd. (“393231”) and Ambassador Holdings Incorporated (“Ambassador”) acquired control of Canoil Exploration Corporation (an inactive company) through a share-for-share exchange.  On 14 March 2002, the company changed its name to AMS Homecare Inc.(“AMS Homecare”).

The only significant asset owned by each of 393231 and Ambassador at the date of the RTO was a one-half interest in the Shoprider Canada Mobility Products (“Shoprider Canada”) partnership.

On 7 June 2002, the company acquired all the issued and outstanding shares of AMS Canada Inc. (formerly Three Kay Enterprises Inc.) (“AMS Canada”) (Note 3b).

Effective 1 March 2003, 393231, Ambassador and Shoprider Canada were wound up into AMS Canada and as such, AMS Homecare currently has only one subsidiary, AMS Canada.

AMS Homecare (through its AMS Canada subsidiary) operates as the exclusive Canadian wholesaler for the “Shoprider” brand of motorized scooters and wheelchairs and operates from its head office in Delta, B.C. with branch locations in Quebec and Ontario.  The company has also added an AMS Homecare line of products including surgical glove and mask retail package and daily living aids such as the rollator and transport chair.

2.

Summary of Significant Accounting Policies

a)

Interim Financial Information

The unaudited financial statements as at and for the three months ended 31 May 2003 and 2002 have been prepared by management in accordance with accounting principles generally accepted in Canada for interim financial information and in the opinion of management reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position and results of operations and cash flows.

b)

Basis of Presentation

The accounting parent in the 28 February 2002 RTO over was the combined entity consisting of 393231, Ambassador and Shoprider Canada.  These financial statements are presented from the perspective of this combined entity.

These consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles and include the accounts of the company and its wholly owned subsidiary AMS Canada.  The accounting principles used conform in all material respects to those generally accepted in the United States of America except as disclosed in Note 19.  All significant intercompany balances and transactions are eliminated on consolidation.

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

2.

Summary of Significant Accounting Policies - Continued

c)

Use of Estimates

Preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the year.  Actual results could differ from those reported.

d)

Revenue Recognition

The company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured.

e)

Advertising Costs

Advertising costs are expensed as incurred and are included in selling expenses.

f)

Co-operative Advertising Credits

The company records co-operative advertising credits as they are earned by its customers.  These credits are included in advertising and promotion expenses.

g)

Shipping and Handling Costs

In-bound shipping costs are included in cost of sales.  Shipping and handling costs incurred to deliver product between branches and to customers are included in selling expenses.

h)

Research and Product Development

Research costs are expensed as incurred.  Product development costs are expensed as incurred except when the costs associated with the process are clearly identifiable, the company has indicated its intention to use the process, and funding for continued development is available.  In these circumstances, the costs are deferred and amortized on a systematic basis once the company has commenced selling the developed product.  Should the conditions for deferral cease to exist, such deferred costs are charged as a period expense.

i)

Inventories

Inventories, which are predominately finished goods, are valued at the lower of cost and net realizable value.  Cost is determined using a weighted moving average calculation method.

j)

Capital Assets

Capital assets are recorded at cost less accumulated depreciation, and depreciation is calculated on the declining balance method at the following rates:

Automobile - 30%

Office furniture and equipment - 20%

Warehouse equipment - 30%

Leasehold improvements - 20%

Computer hardware - 30%

Computer software - 50%

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

2.

Summary of Significant Accounting Policies - Continued

k)

Distribution Rights

The distribution rights acquired in the AMS Canada asset acquisition (Note 3b) have been capitalized and will be amortized over the term of the distribution agreement which is five years.  Management assesses these distribution rights for impairment at each balance sheet date and will record an impairment adjustment in the period that such a write-down is warranted.

l)

Trademarks

Trademarks consist of legal fees incurred to register certain corporate trademarks.  These trademarks are amortized over 60 months on a straight line basis.

m)

Financing Costs

The financing cost of the long-term debt (Note 7) are amortized over the term of the loan on a straight-line basis.

n)

Foreign Exchange

Transaction amounts denominated in other currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date.  Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.  Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each balance sheet date are included in earnings.

o)

Income Taxes

The company uses the asset and liability method to account for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

p)

Loss per Share

Loss per share is calculated using the weighted average number of shares outstanding.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.  The effect of unexercised warrants totalling 250,000 (28 February 2002 - 3,070,000) convertible into 250,000 (28 February 2002 - 3,070,000) common shares and the effect of unexercised options totalling 2,450,000 convertible into 2,450,000 common shares are not reflected in calculating loss per share for the periods ending 31 May 2003, 28 February 2003 and 28 February 2002, as the effect would be anti-dilutive.

q)

Statement of Cash Flows

For the purpose of the statement of cash flows, the company considers cash on hand balances with banks and highly liquid temporary money market instruments with original maturities of three months or less as cash or cash equivalents.  Bank borrowings are considered to be financing activities.

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

2.

Summary of Significant Accounting Policies - Continued

r)

Stock-Based Compensation

The company has adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 March 2002.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

i)

Non-Employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

ii)

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the company’s common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for the employee stock options, the company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

s)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

3.

Acquisition

a)

Reverse Take-Over

On 28 February 2002, the company acquired the business of Shoprider Canada by acquiring all of the issued and outstanding shares of 393231 and Ambassador.  As a result of this transaction, 393231 and Ambassador became wholly-owned subsidiaries of the company, and the former shareholders of 393231 and Ambassador in turn own the majority of the issued and outstanding shares of the company.  The transaction is therefore an RTO and has been accounted for by the purchase method, with the combined entity consisting of 393231, Ambassador and Shoprider Canada being the acquirer for accounting purposes.  This acquisition has been recorded at the book value of the accounting acquiree (the company) on the acquisition date.  The net liabilities assumed by this combined entity in this reverse take-over were:

Assets acquired
Cash	$88
Other current assets	16,508
Capital assets	3,505

20,101
Liabilities assumed
Payables and accruals	165,565

Net liabilities assumed	$(145,464)

Purchase price consists of:
30,000,000 common shares of AMS Homecare	$(205,415)
Acquisition costs	59,951

$(145,464)

A finder’s fee of 1,750,000 of the company’s shares was authorized subsequent to 28 February 2002.  These shares were issued in June 2002 to the husband of the company’s president.

All of the 30,000,000 common shares are escrowed pursuant to a Tier 2 Surplus Security Escrow Agreement (“Escrow Agreement”) and will be released from escrow ratably over a 72-month period.  For the first two years, 1,500,000 shares will be released every six months followed by 3,000,000 shares every six months for the four years following. The release of these shares from escrow is not subject to the verification of any representation and warranties. There are no conditions under which these shares will not be released from escrow other than the passage of time.

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance to the former shareholders of 393231 and Ambassador.  The 10,000,000 shares will be issued only in the event that Shoprider Canada’s aggregate earnings before interest, income tax, depreciation and amortization (“EBITDA”) for its two fiscal years ending 28 February 2003 and 29 February 2004 are $750,000.  In the event EBITDA for these two fiscal years is less than $750,000 but not less than $675,000, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued.  In the event EBITDA for the two fiscal years is less than $675,000, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated.  Should these shares be issued, they will be recorded at their fair value on the date of their issuance.

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

3.

Acquisition - Continued

b)

AMS Canada

Pursuant to a Share Purchase Agreement entered into on 7 June 2002, the company acquired all the issued and outstanding shares of AMS Canada which holds the exclusive North American distribution rights for certain medical products.  Under these distribution agreements, AMS Canada must purchase a minimum of U.S. $100,000 of products in the first year with minimum purchases in subsequent years to be agreed on with the producers of the medical products.  This acquisition has been accounted for as an asset purchase.

The shares of AMS Canada were purchased for $50,000 which the vendor reinvested in the company in consideration of the issuance of 333,333 of the company’s common shares.

4.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	31 May 2003 Net Book Value (Unaudited)	28 February 2003 Net Book Value	28 February 2002 Net Book Value
Automobile	$15,867	$433	$15,434	$5,791	$8,273
Computer hardware and software	53,466	42,521	10,945	7,440	10,627
Leasehold improvements	-	-	-	9,800	12,251
Office furniture and equipment	38,443	27,522	10,921	11,497	14,372
Warehouse equipment	21,150	16,922	4,228	4,570	6,529
	$128,926	$87,398	$41,528	$39,098	$52,052

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

5.

Intangible Assets

Details are as follows:

	Cost	Accumulated Amortization	31 May 2003 Net Book Value (Unaudited)	28 February 2003 Net Book Value	28 February 2002 Net Book Value
Distribution rights	$50,000	$7,500	$42,500	$45,000	$-
Financing costs	17,500	1,792	15,708	9,332	-
Product development costs	13,102	-	13,102	13,102	13,102
Trademarks	13,906	3,385	10,521	11,217	-
	$94,508	$12,677	$81,831	$78,651	$13,102

6.

Bank Demand Loan

The company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $1,000,000 (28 February 2003 - $3,750,000).  The demand loan bears interest at the Royal Bank prime rate plus 1% (28 February 2003 - Bank of Nova Scotia prime rate plus 2.25%) per annum, (effective rate 6% (28 February 2003 - 6.75%)).  The security includes a first floating charge over all assets and an assignment of inventories.  This facility contains certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.

At 28 February 2003, the company was in violation of both the tangible net worth and ratio of debt to tangible net worth covenants.  During the period ended 31 May 2003, the company obtained an alternative demand loan facility and paid out the facility in place at 28 February 2003.

At 31 May 2003, the company was compliant with all of its banking covenants.

7.

Long-Term Debt

In November 2002, the company secured financing in the amount of $250,000 from Vancity Capital Corporation (“Vancity”) bearing an interest rate of Vancity prime plus 10.5%.  The term of this loan is 60 months with interest-only payments for the first 3 months and blended monthly payments of $6,159 thereafter.  The security includes a general security agreement from the company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and one of the Directors.  This facility contains certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.

8.

Due To/From Shareholders

Advances received from shareholders are due on demand, bear no interest and are unsecured. Shareholders have agreed not to demand repayment in advance of 1 March 2004 and accordingly the advances have been classified as long term.

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

9.

Share Capital

a)

The authorized share capital as at 31 May 2003 is as follows:

Authorized:

300,000,000 common shares without par value

200,000,000 preference shares without par value

During March 2002, the company completed a 250,000 unit private placement that raised gross proceeds of $25,000.  Each unit consisted of one common share and one common share purchase warrant exercisable for two years at a price of $0.14 per unit.

During April 2002, 100,000 special warrants were converted into the company's common shares. These special warrants are included in the 28 February 2002 balance of 3,070,000 warrants and these special warrants entitled the holder to acquire, without consideration, one common share in the capital stock of the company.

During August 2002, the company received proceeds of $50,000 for the issuance of 333,333 shares to the vendor of AMS Canada.  These shares were issued in October 2002 (Note 3b).

b)

The continuity of share purchase options is as follows:

	31 May 2003 (Unaudited)		28 February 2003		28 February 2002
	Number of Options	Average Price	Number of Options	Average Price	Number of Options	Average Price
Outstanding - Beginning of period	2,450,000	$ 0.25	-	$ -	-	$ -
Granted during the period	-	-	2,450,000	0.25	-	-
Outstanding - End of period	2,450,000	$ 0.25	2,450,000	$ 0.25	-	$ -

Contractual remaining life in years		4.33		4.92

The company applies the intrinsic value based method of accounting for stock-based compensation granted to employees and directors.  Accordingly, no compensation expense has been recognized for stock options granted to employees and directors.  Had compensation expense been determined based on the fair value at grant date for stock options, the company’s net loss and net loss per share would have been increased to the pro-forma amounts indicated below:

	31 May 2003 (Unaudited)	28 February 2003	28 February 2002
Net loss
As reported	$208,664	$237,433	$155,714
Pro forma	$208,664	$247,826	$155,714
Net loss per share - basic and fully diluted
As reported	$0.01	$0.01	$0.01
Pro forma	$0.01	$0.01	$0.01

The fair value of the options granted during the year ended 28 February 2003 was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 4.16%, a dividend yield of 0%, expected volatility of 135% and expected option life of 5 years.

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

9.

Share Capital - Continued

b)

Continued

The continuity of share purchase warrants is as follows:

Expiry Dates	Exercise Price	Outstanding 28 February 2002	Issued	Expired/ Exercised	Outstanding 28 February 2003 and 31 May 2003
21 July 2002	$ 0.12	970,000	-	(970,000)	-
2 June 2002	$ 0.12	2,000,000	-	(2,000,000)	-
6 April 2002	NIL	100,000	-	(100,000)	-
24 March 2004	$ 0.14	-	250,000	-	250,000
		3,070,000	250,000	(3,070,000)	250,000

c)

As at 31 May 2003, there were 27,000,000 shares held in escrow relating to the 30,000,000 common shares that were escrowed pursuant to the Escrow Agreement.  These are released from escrow ratably over a 72-month period.  1,500,000 shares will be released every six months for the first two years followed by 3,000,000 shares every six months for the four years following.  To 31 May 2003, 3,000,000 shares have been released.  The release of these shares from escrow is not subject to the verification of any representation or warranties.  There are no conditions under which these shares will not be released from escrow other than the passage of time.

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance in the event that the company’s aggregate earnings before interest, income tax, depreciation and amortization (“EBITDA”) for its two fiscal years ending 28 February 2003 and 29 February 2004 are $750,000 or greater.  In the event EBITDA for these two fiscal years is less than $750,000 but not less than $675,000, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued.  In the event EBITDA for the two fiscal years is less than $675,000, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated.  Should these shares be issued, they will be recorded at their fair value on the date of their issuance.

d)

The company has an option, solely at its discretion, to repurchase 10,000,000 of the 30,000,000 common shares issued in connection with the RTO (Note 3a).  This option is exercisable in the event that the company's president voluntarily terminates her employment with the company in advance of 28 February 2006.  The repurchase price is $0.10 per share and expires on 28 February 2006.

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

10.

Income Taxes

The components of the future income tax assets and liabilities are as follows:

	31 May 2003 (Unaudited)	28 February 2003	28 February 2002
Capital assets	$9,000	$10,000	$12,000
Intangible assets	(10,000)	(8,000)	-
Non-capital losses	56,000	153,000	63,000
Deferred acquisition costs	-	-	-
	55,000	155,000	75,000
Valuation allowance	(55,000)	(155,000)	(75,000)
	$-	$-	$-

The company’s non-capital losses, if not used, will expire as follows:

2010	$140,000

The potential future tax benefit that may be derived from these losses and expenditures has been offset by a valuation allowance because it is uncertain that sufficient future income will be earned to realize those benefits.  Also, the availability of the above deductions for income tax purposes may be restricted if there is a change in control of the company.

The following schedule reconciles the expected statutory tax provision with the tax provision recorded in these consolidated financial statements:

	For the Three Months Ended 31 May		For the Years Ended 28 February
	2003 (Unaudited)	2002 (Unaudited)	2003	2002	2001
Net earnings (loss) before income taxes	$208,664	$30,773	$(225,433)	$(158,700)	$6,205

Effective tax rate	40%	45%	40%	45%	46%

Expected provision	$83,466	$13,848	$(90,173)	$(70,812)	$2,831
Temporary difference related to timing of the taxation of partnership income	-	-	15,250	(38,484)	9,056
Utilization of non-capital losses	(83,466)	-	-	(34,900)	(11,000)
Late filing penalty	-	-	-	29,000	-
Reversal of prior year estimated accrual	-	-	-	-	(36,793)
Valuation allowance	-	(13,848)	86,923	112,210	11,000
	$-	$-	$12,000	$(2,986)	$(24,906)

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

11.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a)

During the period, management fees in the amount of $14,850 (31 May 2002 - $14,850; 28 February 2003 - $59,400; 28 February 2002 - $NIL; 28 February 2001 - $NIL) were paid to the president.

b)

During the period, management fees in the amount of $14,850 (31 May 2002 - $7,350; 28 February 2003 - $74,100; 28 February 2002 - $NIL; 28 February 2001 - $NIL) were paid to directors.

c)

During the period, public relations fees in the amount of $NIL (31 May 2002 - $7,500; 28 February 2003 - $15,000; 28 February 2002 - $12,500; 28 February 2001 - $NIL) were paid to a director.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.

Commitments

a)

The company has entered into an operating lease for its B.C. premises from April 2003 to March 2008.  The annual basic rent is $71,513 for the first two years and $74,788 for the remaining three years.

b)

The company has entered into an operating lease agreement to lease premises in Ontario from July 2002 to June 2004.  The annual rent including realty taxes and operating expense is $16,405.

c)

On 2 October 2002, the company announced the execution of a formal Equity Line of Credit Agreement with a New Jersey limited partnership ("LP") pursuant to which the LP has committed to purchase up to $5,000,000 of the company's common shares over a two-year period.  This financing is subject to a successful listing for quotation of the company's common shares on the NASD Over-the-Counter Bulletin Board and approval by the TSX Venture Exchange.

d)

As at 31 May 2003, the company has outstanding letters of credit for inventory in the amount of $130,000 ($31,000 - 28 February 2003).

e)

Under the company's agreement with its largest supplier, the company has agreed to purchase a minimum number of scooters.  The company has also agreed to spend 2% of its revenue from scooter sales to promote this supplier's brand (fulfilled).

f)

Under an agreement with a medical equipment manufacturer, the company has agreed to pay the manufacturer a royalty of 5% of the cost of production of certain products sold by the company. No sales have been made under this agreement.

g)

The company has established a program under which its dealers may claim a refund of up to 50% of the funds spent by the dealers on advertising to a maximum of 3% of the dealer's quarterly scooter sales.

h)

On 31 March 2003, the company announced it entered into an agreement to acquire technologies from a United States university in the field of invasive monitoring technology.  The acquisition is subject to financing and is expected to close in September 2003.

i)

During the period, the company entered into a one year agreement with Angora Investor Relations Corp. to provide investor relation services for approximately $1,000 per month.

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

13.

Financial Instruments and Risk Management

a)

Fair Value of Financial Instruments

The company’s financial instruments consist of cash, receivables, bank demand loan, accounts payable, income taxes payable, long-term debt and amounts due to shareholders.  Except as noted below, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

b)

Credit Risk

The company is subject to credit risk.  To mitigate this, the company actively manages and monitors its receivables and obtains security where warranted.  Bad debt experience has not been significant.

c)

Foreign Exchange Risk

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

d)

Interest Rate Risk

Interest on the company's bank indebtedness and long-term debt is variable based on the lenders' prime rates.  This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

14.

Economic dependence

Approximately 95% (28 February 2003 - 95%; 28 February 2002 - 97%; 28 February 2001 - 99.5%) of sales are from products provided by the company's largest supplier.  The company's manufacturing and distribution agreement with this supplier expires 31 December 2004.

15.

Contingency

A former employee is currently seeking a claim against the company for $250,000 for wrongful termination of employment contract.  The company is defending this action, but because legal proceedings are involved, settlement of the claim could be delayed for a prolonged period. Management believes that the company will be successful in defending this claim and the company's legal counsel is currently in the process of filing a counterclaim against the employee.  At this point, no accrual for this contingency is recorded in these financial statements.

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

16.

Subsequent Events

a)

On 5 June 2003, shareholders advanced US $200,000 to the company under unsecured demand loans.

b)

On 2 July 2003, the company announced an agreement to purchase a warehouse facility with manufacturing equipment for a powder coating facility in Eastern United States.  This transaction is subject to financing and is expected to close in December 2003.

c)

On 3 July 2003, the company announced the signing of a renewable two-year exclusive agreement with Supracor, Inc. (“Supracor”) under which the company shall market and sell Supracor’s StimuLITE honeycomb cushioning products for the health care industry in Canada.

17.

Changes in Non-Cash Operating Working Capital

Details are as follows:

	For the Three Months Ended 31 May		For the Years Ended 28 February
	2003 (Unaudited)	2002 (Unaudited)	2003	2002	2001
Receivables	$(374,381)	$(102,744)	$79,347	$(129,008)	$(62,222)
Inventories	118,074	353,893	(82,278)	(411,346)	242,574
Prepaids	5,600	(4,290)	(21,508)	(4,110)	562
Due to/from shareholders	-	-	-	79,594	(79,594)
Accounts payable and accrued liabilities	(91,611)	(269,773)	(115,754)	160,241	(57,721)
Income taxes	-	3,825	(8,709)	(83,924)	(145,963)
	$(342,318)	$(19,089)	$(148,902)	$(388,553)	$(102,364)

18.

Accounts Payable and Accrued Liabilities

Details are as follows:

	31 May 2003 (Unaudited)	28 February 2003	28 February 2002
Accounts payable	$268,248	$348,673	$278,753
Accrued liabilities	43,703	54,889	240,563
	$311,951	$403,562	$519,316

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

19.

Differences Between Canadian and U.S. Generally Accepted Accounting Principles and Practices

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices accepted in the United States of America (“U.S. GAAP”).  The differences between Canadian and U.S. GAAP that affect these financial statements are as follows:

(1)

Under Canadian GAAP, product development costs are deferred and amortized on a systematic basis when the costs associated with the process are clearly identifiable, the company has indicated its intention to use the process, and funding for continued development is available.  Under U.S. GAAP, such development costs are expensed as incurred.

(2)

Under U.S. GAAP, transaction costs related to an RTO are charged to equity only to the extent of the cash held by the accounting subsidiary.  All transaction costs incurred in excess of the cash acquired are charged to period expenses.  Under Canadian GAAP, such costs are charged to equity regardless of the accounting subsidiary’s cash balance.

(3)

Under Canadian GAAP, the 1,750,000 shares issued as finders’ fees to the husband of the company’s president (Note 3a) have been accounted for as a non-cash cost of the acquisition.  Under U.S. GAAP, this issuance would be recorded as an issuance of shares at an estimate of their fair value.  As the issuance of these shares was a cost of the acquisition in excess of the accounting subsidiary’s cash on hand, their issuance has been expensed as a period expense under U.S. GAAP.

Had the company followed U.S. GAAP, the effect on the financial statements of the company of the foregoing differences is set out below:

Balance Sheet	31 May 2003 (Unaudited)	28 February 2003	28 February 2002

Assets under Canadian GAAP	$1,673,015	$1,416,698	$1,339,820

(1) Product development costs expensed under U.S. GAAP	(13,102)	(13,102)	(13,102)

Assets under U.S. GAAP	$1,659,913	$1,403,596	$1,326,718

Shareholders’ equity under Canadian GAAP	$218,243	$9,579	$172,012

(1) Product development costs expensed under U.S. GAAP	(13,102)	(13,102)	(13,102)
(2) Adjustment to capital stock for acquisition costs in excess of company acquired	-	-	59,863
(2) Acquisition costs in excess of cost of company acquired expense	-	-	(59,863)
(3) Adjustment to capital stock for fair value of finders’ fee shares issued	175,000	175,000	-
(3) Fair value of finder’s fee shares expensed	(175,000)	(175,000)	-

Shareholders’ equity (deficiency) under U.S. GAAP	$205,141	$(3,523)	$158,910

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

19.

Differences Between Canadian and U.S. Generally Accepted Accounting Principles and Practices - Continued

	For the Three Months Ended 31 May		For the Years Ended 28 February
Statements of Operations	2003 (Unaudited)	2002 (Unaudited)	2003	2002	2001

Net earnings (loss) under Canadian GAAP	$208,664	$30,773	$(237,433)	$(155,714)	$31,111

(1) Product development costs expensed under U.S. GAAP	-	-	-	(3,183)	(9,919)
(2) Acquisition costs in excess of cash of company acquired expensed	-	-	-	(59,863)	-
(3) Fair value of finders’ fee expensed	-	-	(175,000)	-	-

Net earnings (loss) under U.S. GAAP	$208,664	$30,773	$(412,433)	$(218,760)	$21,192

Weighed average common shares outstanding	46,398,891	44,206,319	45,645,101	30,000,000	30,000,000

Earnings (loss) per share - basic and fully diluted	$0.01	$0.01	$(0.01)	$(0.01)	$0.01

	For the Three Months Ended 31 May				For the Years Ended 28 February
Statements of Cash Flows		2003 (Unaudited)		2002 (Unaudited)	2003	2002		2001

Operating activities under Canadian GAAP		$(128,737)		$15,542	$(365,105)		$(526,087)		$(47,744)

(1) Product development costs expensed under U.S. GAAP		-		-	-		(3,183)		(9,919)

Operating activities under U.S. GAAP		$(128,737)		$15,542	$(365,105)		$(529,270)		$(57,663)

Financing activities under Canadian and U.S. GAAP		$131,764		$(638)	$438,774		$588,278		$(138,408)

Investing activities under Canadian GAAP		$(3,027)		$(14,932)	$(73,905)		$(64,152)		$(4,267)

(1) Product development costs expensed under U.S. GAAP		-		-	-		3,183		9,919

Investing activities under U.S. GAAP		$(3,027)		$(14,932)	$(73,905)		$(60,969)		$5,652

Non-cash investing and financing transactions not included in cash flows
Compensation expense related to warrants under U.S. GAAP	$	NIL	$	NIL	$175,000	$	NIL	$	NIL

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

19.

Differences Between Canadian and U.S. Generally Accepted Accounting Principles and Practices - Continued

Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”).  This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  SFAS 143 applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees.  SFAS 143 is effective for financial statements issued for fiscal years beginning after 15 June 2002. Management’s preliminary assessment of SFAS 143 is that it will not have a material impact on the company’s financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses accounting for restructuring and similar costs. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue (“EITF”) No. 94-3. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred.  SFAS 146 also establishes that the liability should initially be measured and recorded at fair value.  Accordingly, SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS 146 is effective for exit or disposal activities that are initiated after 31 December 2002. Management’s preliminary assessment of SFAS 146 is that it will not have a material impact on the company’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No. 123" (“SFAS 148”).  SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" (“SFAS 123”) to provide alternative methods of voluntarily transition to the fair value based method of accounting for stock-based employee compensation.  SFAS 148 also amends the disclosure requirement of SFAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements.  The disclosure provisions will be effective for the company beginning with the company's quarter ended 31 May 2003. Management’s preliminary assessment of SFAS 148 is that it will not have a material impact on the company’s financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" (“SFAS 149”).  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133.  SFAS 149 is generally effective for contracts entered into or modified after 30 June 2003. The provisions of SFAS 149 are required to be applied prospectively. Management’s preliminary assessment of SFAS 149 is that it will not have a material impact on the company’s financial position or results of operations.

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

19.

Differences Between Canadian and U.S. Generally Accepted Accounting Principles and Practices - Continued

Recent accounting pronouncements - Continued

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (“SFAS 150”).  SFAS 150 requires that three classes of freestanding financial instruments that embody obligations for entities be classified as liabilities. Generally, SFAS 150 is effective for financial instruments entered into or modified after 31 May 2003 and is otherwise effective at the beginning of the first interim period beginning after 15 June 2003. Management’s preliminary assessment of SFAS 150 is that it will not have a material impact on the company’s financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45,"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (“FIN 45”).  FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of certain guarantees.  FIN 45 also requires disclosure about certain guarantees that an entity has issued.  The disclosure requirements of FIN 45 were effective for fiscal years ending after 15 December 2002. The company has adopted this pronouncement and it has not had a material impact on the company’s financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (“FIN 46”).  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after 31 January 2003.  For variable interest entities created or acquired prior to 1 February 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after 15 June 2003. Management’s preliminary assessment of FIN 46 is that it will not have a material impact on the company’s financial position or results of operations.

In November 2002, the FASB reached a consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”).  The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal years beginning after 15 June 2003.  This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  Specifically, EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one earnings process and, if it does, how to divide the arrangement into separate units of accounting consistent with the identified earning processes for revenue recognition purposes.  This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Management’s preliminary assessment of EITF 00-21 is that it will not have a material impact on the company’s financial position or results of operations.

