Form 20-F/A
period 2003-02-28
AMS HOMECARE INC
filed 2003-12-17
CIK 1201784

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

  The Shoprider® brand manufactured by Pihsiang, which we represent exclusively in Canada, is recognized worldwide for superior design, technical sophistication as well as functionality in mobility products.
  Through warehouse-service centers conveniently located across Canada, we distribute Shoprider® scooters and accessories.
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

Business Overview

We are a growing company committed to bringing to market across North America the best products, devices and solutions to satisfy mobility, as well as homecare needs. Since 2000, we have evolved from a private partnership reaching its peak of sales and revenue (following a decade of growth), at which time we were focused solely on scooters sourced offshore and distributed exclusively in Canada, to becoming a publicly-listed enterprise that is a contract manufacturer and distributor of assistive medical solutions (including self-care devices enhancing mobility and independence) to North American markets. This transition has involved the development of alliances for geographic and product diversification, plus the addition of product lines of medical equipment targeted at a broader consumer market, together with the acquisition of existing business units (i.e., distributors/dealers) in the United States. The potential acquisition of distributor/dealer units in the United States will add additional sales and marketing capability, customer bases and technical skills, all of wh ich should serve as a launch-pad for building a company-owned dealer network strategically positioned in States where the demographics are favourable, such as Florida, Texas, California and the Carolinas. Currently 100% of our sales are in Canada.

We also internally develop and design certain accessories such as walker holders, cane holders, canopies and bed assists. These product prototypes are then forwarded to local contract manufacturers such as NYACC Designs Ltd. ("NYACC") for production.

The major milestones and events that have changed the nature and the scope of our business are listed below in chronological order.

  In 1989 we were formed to become the exclusive distributor for Canada of the Shoprider® line of four-wheeled scooters (a unique first for North America), and began business by introducing three models from warehouse facilities on the West Coast.
  By 1993 revenues from Shoprider® scooters neared $2 million in a Canadian market that was strongest in the Western provinces.
  By 1999, with warehouses and sales operations in British Columbia, Ontario and Quebec, we had in excess of $3.3 million in revenues.

  In 2000-2001 SCMP was acquired by Rani Gill, until then our Controller, and a reverse take-over was completed with Canoil Exploration Corporation resulting in the listing of our shares on the TSX Venture Exchange on February 28, 2002.
  In March and April 2002 we announced our intention to acquire dealer units in Florida and North Carolina, respectively. As of April 24, 2003, the Florida acquisit ion was terminated and the North Carolina negotiations were at a standstill.
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
  On August 21, 2002 we announced our acquisition of Three Kay which owned an Exclusive Agreement to distribute in the North American markets (U.S., Canada and Mexico) certain product lines of two South African manufacturers that comprise the Medical and Surgical Disposables Division of the Alliance Group; GRS Medical Products (Pty.) Ltd. is active in the urology, respiratory and wound drainage fields, and Laminated Technologies produces cotton, gauze and paper products for the healthcare industry. As part of the acquisition, we also obtained the exclusive distribution rights from a third South African medical products innovator not related to the Alliance Group, Evergreen Latex (Pty.) Ltd., to supply a unique polymer surgical glove (patent pending) in both Canadian and American markets. We have started purchasing and selling the products from GRS Medical as of January 2003 and continue to look for opportunities to expand sales of these products. As for the products from Evergreen Latex, they have not yet been developed and it is uncertain as to when they will be made available to us.
  On March 31, 2003 we announced an agreement to acquire technologies from a US university in the field of monitoring technology. We intend to acquire two patents; one for a coating technology and the other for a telemetry device which transmits information wirelessly to a central processing system. The technologies can be used to assist seniors in monitoring their vital signs. These technologies expand our capability to service the overall health of certain segments of the population. We announced that Dr. Francis Moussy has joined our advis ory board to assist in the development and commercialization of this technology. We are negotiating with the original inventors and companies that assisted in developing the devices to assemble a development and commercialization strategy.

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

In 1999 the total revenues in the durable medical equipment market alone in the United States, were estimated at US$1.23 billion4 . The mobility market which represents our main product line generated revenues of US$713 million in the year 2001. This is only one important niche in the overall homecare sector, and in turn is only one segment of the overall healthcare industry. The value of turnover in the disposable medical and surgical supplies business in North America is estimated to total in excess of US$60 Billion annually.

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

_____________________________

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

Products

We provide power wheelchairs, scooters, scooter accessories, seating and positioning products and bed assists, rollators, wheelchairs, disposable medical supplies, such as surgical/medical gloves. In addition, we have acquired a bathlift that is currently under development. As of the reporting period, only 1% of the total revenue was from powerchairs and 99% was from the sale of scooters. We have been selling the products from ENSD Corporation and South Africa as of January 2003. The bathlift developed by us is not yet commercially available and the other accessories represent less than 1% of our total revenue.

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
  Scooters: We distribute and market the following series of three and four-wheeled motorized scooters under the Shoprider® brand name:

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

Sovereign Series – The Sovereign three and four wheeled scooters are the most popular in the Shoprider® line. The rear wheel drive units have a 250 pound weight capacity and a 10” wheel, making them ideal for outdoor use. The Sovereign is easy to disassemble and fits into the trunk of most cars. The standard features of the Sovereign scooters are a sliding adjustable Captain’s seat, fully adjustable armrests, headlight, tail lights, rear view mirror, front basket and safety flag.

Sprinter Series – The Sprinter three and four wheeled scooters are the workhorse of the Shoprider® line. The rear wheel drive units have a 350 to 500 pound weight capacity and 12” wheels, allowing them to handle rugged terrain. They come standard with headlights, tail lights, signal lights and a rear view mirror. The Captain’s seat is 22” wide which allows greater comfort for the rider. The four-wheeled deluxe scooter (889DX2-4) comes with suspension as a standard feature whereas suspension is optional on the other four wheeled models in the line. The scooters have powerful motors and are capable of traveling at 8 mph for an average range of 25 miles.

  Scooter Accessories: We distribute a number of scooter accessories such as a canopy, rear view mirror, headlights, tail lights and turn indicators, high and low back seats, baskets, walker holders, crutch/cane holders, oxygen holders, scooter covers and scooter trailers. The CNP01 scooter canopy is an accessory that can be used with any scooter on the market today. The fact that it folds down when not in use makes transportation and storage very simple. This product is made of a nylon fabric and is suitable for use in both sunshine and rain.

  Seating and positioning products: We distribute a variety of attachments used for comfort, support, pressure relief and posture control and market them under the Shoprider® brand name.
  Home Care Bed Assists: We distribute a bed assist for home use in all types of beds. The NY03 bed assist is constructed of three pieces of 1” steel tubing, with flattened arms that extend between the mattress and box spring. They are secured in place with four anti-slip foam pads and two heavy-duty adjustable straps that snap into buckles. There is a 1½” foam hand grip for added comfort.
  AMS Line of Scooters: We intend to distribute a new line of scooters under the “AMS” name. The new scooters will be based on the existing Shoprider® line of scooters, with certain cosmetic modifications. Pihsiang will manufacture the new scooters and Pihsiang and us will jointly own the design of the new scooters. This new line of scooters will include five different models which will include both three and four wheeled scooters. We will introduce the AMS line of scooters in conjunction with the expansion into the United Sates which is anticipated to be some time in 2003 depending on financing.
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

To our knowledge, Pihsiang owns the trademark Shoprider®, which it has licensed to us for use in Canada.

We have registered the domain names "amshomecare.com", and "Shoprider.ca", and have registered AMS and AMS Homecare as trademarks and service marks in Canada and the United States. We have registered the trade names Cobra, Landcruiser, Trailblazer, Firefly and Voyager for use in the medical industry in Canada.

Regulatory Approvals

Our business is affected by government regulation and reimbursement policies. Government regulations differ from country to country and, within the U.S. and Canada, from state to state and province to province. Changes in regulations take place frequently and can impact the size, growth potential and profitability of products sold in each market. All scooters and power wheel chairs as well as the rollator and bathlifts sold under our name will require ADP (Assisted Devices Program) approval from the government of Ontario in order for the purchasers of these products to qualify for government assistance. The ADP approval process takes anywhere from three months to a year from the filing of an application to have the products listed. This process includes the testing of the products for safety and durability. Approval is also required in the United States in order for the consumers to receive government assistance. Some of the products will require regulatory approvals in the US in order to be sold in hospitals and for other specialized medical uses, and therefore new product offerings will be initially limited to certain outlets. The time taken for such approvals can vary from 90 days to one year. The powerchairs and scooters from Pihsiang are already FDA approved. We have not yet applied for FDA approval for the new products.

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
  A Floor Plan Program: We have established a program with our dealers under which we supply the dealer with a variety of scooter models for display in the dealer showroom, but the dealer does not have to pay for the scooter until it is sold. We believe that sales activity is improved where customers can view the available scooter models rather than relying upon brochure pictures and descriptions.

We have adopted the following marketing strategies in order to promote a new, company-branded line of medical products:

  Website: We have developed a Website (www.amshomecare.com) containing information about our line of products. In future the Website will be configured to facilitate online purchasing for our U.S. customers.
  Corporate Dealerships: We intend to set up a system of distribution/dealerships (with warehouses) focused on Florida, the Carolinas, Texas and California where customers in our target age categories are substantial. Certain key distribution/dealer locations will be owned by us, and will have their own sales forces to conduct direct sales of some of our products to the end users or to retail centers. They also will function as warehouses from which we will service the dealer network. To date, no U.S. dealerships have been acquired or established. We will continue to sell products in Canada through our customer dealer network, but we do not intend to establish master dealerships or a direct sales force for the Canadian market.
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

We recognize that establishing and building a distribution/dealer network in the U.S. may take some time, but the conditions for this initiative are right. The industry generally consists of a few large manufacturers and distributors servicing a fragmented system of mainly 'Mom & Pop' dealer/distribution operations which can be consolidated.

Competitive Strengths

We are positioned to increase our market share because of certain competitive strengths. However, being a small to medium business, we will require substantial financing and appropriate execution of our business plan to benefit from these competitive strengths:

  A Strong Brand Franchise: Our expansion plan is premised on marketing our line of products, which are enhanced by the strength and reputation that we have earned in developing the Shoprider® brand name in Canada. Shoprider® is a widely recognized brand across the North American industry. This brand recognition is an important marketing tool for expanding our customer base in Canada, as well as providing us with valuable experience for entering new markets and market segments. Our background in the homecare medical industry linked to a brand leader prepares us to market our new and distinct line of products effectively throughout the United States.
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

ITEM 4.    KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financia l information, which has been derived from our consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principals. The financial data should be read in conjunction with our consolidated financial statements and notes thereto and "Results of Operations" under "Item 5 – Operating and Financial Review and Prospectus".

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

COMPETITION WITHIN OUR INDUSTRY COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE

The industry within which we operate is highly competitive and price sensitive. Many of our competitors have substantially greater financial, marketing and human resources than us. Our ability to compete favorably is, in large part, dependent upon our ability to maintain low operating costs and to continue our favorable relations with dealers and suppliers in the industry. Furthermore, as barriers to entry into certain sectors of our business are low, competition may intensify, and there can be no assurance that we will maintain our current level of profitability. The factors that are creating a highly competitive and price sensitive environment within our industry in North America is the increased reliance on cheaper Asian manufacturers who produce goods for prices cheaper than can be produced in North America.

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

Our sales which have been confined to date to Canada generally have been highest in the spring and summer. Moreover, we have experienced, and expect to continue to experience, losses or significantly lower earnings from November to January of each year insofar as Canadian scooter sales are concerned. Our results of operations have depended significantly upon the weather in the second and third calendar quarters, but could be offset by gains from the introduction of other products such as disposables, rollators, cushions and wheelchairs. Less than satisfactory net sales during the winter months could have a material adverse effect on our financial condition or results of operations for the year. In the future, changes in the product mix offered by us, our expansion into Southern United States or other factors, may result in different seasonality trends that may adversely affect our revenues.

OUR RECENT REVENUE GROWTH MAY NOT CONTINUE IN THE FUTURE

There can be no assurance that the revenue growth we have experienced in the first quarter of 2003 will continue or increase. Our industry makes the prediction of future results difficult or impossible, and therefore, our recent revenue growth should not be taken as an indication of any growth that can be expected in the future. Any increase is dependant on our ability to implement all of the products and services we propose to offer under our business plan which will require us to expend capital on an on-going basis.

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

In April 2003, a former employee, Mr. Manfred Kaplan, filed a wrongful dismissal suit in the Supreme Court of British Columbia for the amount $250,000 based upon his expected earning over the 5-year contract stating that he was terminated in breach of his contract. We are disputing this claim based on the belief that he was terminated as per the terms of his contract and we believe that there is no merit to this claim.

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

Results of Operations

General

During the past year, while SCMP remained a partnership pending the completion of our reverse take-over we operated mainly as an importer and exclusive distributor - in the Canadian market only - of the Shoprider® scooter line. In addition, during this period we continued developing, manufacturing under contract and selling scooter accessories, while concentrating on forging ties with new suppliers of devices and products across the healthcare category not necessarily restricted to the assistive and mobility fields.

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

Three Month Period Ended May 31, 2003

Sales for the quarter ended May 31, 2003 consisted of scooters, scooter accessories, rollators, manual wheelchairs, and disposable items such as gloves and masks. Net sales for the three months ended May 31, 2003 were $1,259,275 compared to $830,000 for the same period last year with the addition of new products and higher scooter sales. This represents an increase of 52% from the same period last year.

Gross profit as a percentage of net sales for the quarter ended May 31, 2003 was 39% compared to 34% for the same period in the previous year. The increase of $213,331 was attributable to the introduction of new products during the first quarter.

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

Year Ended February 28, 2002

Year to date net sales of approximately $3.0 million increased almost 17% over the fiscal year 2001. This increase of $427,094 was due primarily to the fact that scooter sales improved. Gross profit as a percentage of sales fell marginally, from 32% to 27%, because of foreign exchange exposure from a falling Canadian dollar and a reduction in prices.

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

Net sales decreased by 20% for the year ended February 28, 2001 to $2,571,418 from $3,179,941 during the same period in the previous year. This decrease was primarily due to the fact that inventory levels were constrained and we were inadequately stocked during the peak summer months of June, July, and August 2000. Lower inventory levels during the year ended February 29, 2001 are attributable to the antic ipated sale of 393231 initiated in July 2000 and completed in October 2000.

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

Liquidity and Capital Resources

We continued to finance our operations principally through cash generated by the business, shareholder advances, credit facility from a Canadian chartered bank, the addition of the import credit facility from Itrade Finance Inc. and funds obtained from the term debt. Our borro wing arrangements for the bank contain certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital, and ratio of current assets to current liabilities. The long term debt is a five-year term subordinated debt financing from Vancity Capital Corporation beginning in November 2002, with an interest rate of prime plus 10.5%, payable monthly, consisting of principal and interest. This debt financing is secured by corporate guarantees and personal guarantees from Ms. Rani Gill and Mr. Harjit Gill. This financing is also subject to certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital, and ratio of current assets to current liabilities. In July 2002, we were able to secure a $200,000 import credit facility from Itrade Finance Inc. The terms of this import facility include interest at prime plus 1.75%, confirmation fee of 0.75%, letter of credit fee of 0.55%, and a negotiation fee of 0.10%. As of February 28, 2003, we were in breach of tangible net worth and ratio of debt to tangible net worth covenants, but we obtained a letter from our long term lender stating that they would not demand repayment due to the covenant violation. To ensure compliance with all covenant requirements, Ms. Rani Gill advanced CDN$100,000 in February 2003 and an additional US$200,000 in June 2003 although as at May 31, 2003, we were already in compliance with all loan covenant requirements. As of May 31, 2003, there was no agreement in place for the shareholder advances and these advances were unsecured.

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

Pursuant to the Equity Line of Credit Agreement dated, September 12, 2003 with Cornell Capital Partners, LP ("Cornell"), we may, at our discretion, periodically issue and sell to Cornell shares of common stock for a total purchase price of US$5 million. If we wish to trigger an advance, we deliver advance notice of such intention to Cornell. The amount of each advance is subject to an aggregate maximum advance amount of US$75,000 with a minimum of six trading-days between each advance. We may request advances under the Equity Line of Credit once the underlying shares are registered with the Securities and Exchange Commission. The costs associated with this registration will be borne by us. Cornell intends to sell any shares purchased under the Equity Line of Credit at the then prevailing market price. There is a hardship provision in this Agreement in the event that we issue an advance notice to the investor and we fail our performance obligations which is the delivery of the shares purchased by the investor. We will be liable for any losses suffered by the investor. There is a lockup period from the date of issuance of the advance notice date the date of the advance. We shall not within 10 days of the written notice to the investor sell any common stock at less than the bid price. We also require the consent of the investor to sell common stock during the commitment period for consideration per share less than the bid price of the stock immediately prior to the issuance. There is pre-closing shares credit where two business days after the advance notice, we shall credit the shares of our common stock to the investor’s account with a depository trust company in the amount equal to the amount of the requested advance divided by the bid price of the common stock as of the advance notice date multiplied by 1.1. Upon closing of the transaction, adjustments will be made to the number of shares to reflect the changes in the fluctuations in the bid price of the stock during the commitment period to properly allocate the number of shares provided to the investor in exchange for the funds received by us. The purpose of this clause in the agreement is to ensure that we have met part of our commitment to deliver shares by the way putting them in a trust account in preparation for closing.

For each advance of funds by Cornell, the price per share will be based on 95% of the lowest daily volume weighted average price as reported by Bloomberg, L.P., during the 5 trading day period after the date of the advance notice issued by us to Cornell. Furthermore, for each trading day the determined price is lower than US$0.10 per share (so long as our shares are listed on the TSX Venture Exchange), Cornell will acquire 20% fewer shares and will remit a lesser amount of funds based on the determined price. For example, for a five day trading period, if the stock trades for four days at US$0.10 and on the fifth day trades at US$0.09, then Cornell will be issued 80% of the shares which is 20% fewer shares. Cornell is restricted to owning no more than 9.9% of our issued share capital.

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

We will not be executing the Cornell Agreement until there are no further comments from the SEC on this Form 20F and until we file an application for listing on the OTC Bulletin Board and we file a SB2 registration statement. In addition, as a result of the requirement for approval from the TSXV, there may be further changes to the Cornell Agreements.

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

All of our Directors and Senior Management and our subsidiary own, as a group, 29,152,701 shares or 62.83% o f all of our outstanding shares as at July 11, 2003.

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

Ranjodh Sahota

Mr. Sahota has been involved in residential real estate development as both general contractor and owner for last 10 years. He has also operated his family pressure washing business during the last 10 years. From 1993 to 2003 Mr. Sahota has worked in the Ministry of Children and Family of the Government of British Columbia as a Peace Officer.

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

Harjit Gill

Mr. Gill holds a Bachelor of Science Degree from the University of Waterloo, carries the Certified Investment Manager Designation and is a Fellow of the Canadian Securities Institute. As our General Manager, he is responsible for the execution of the overall business strategy.

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

 Compensation

The aggregate direct or indirect remuneration paid to our directors and officers as a group during the year ended February 28, 2003 for services to us in all capacities, was $148,500. Certain information about payments to particular officers and directors is set out in the following table:

Name and Principal Position	Year Ended Feb. 28	Annual Compensation			Long Term Compensation			All Other Compen-sation
		Salary	Bonus	Other Annual Compen-sation	Awards		Payouts
					Securities Under Options/ SARs(1) granted	Restricted Shares or Restricted Share Units	LTIP(2) Payouts
Rani Gill President and Director	2003	$59,400	Nil	Nil	700,000	Nil	Nil	Nil
Kamaljit Kaur Lehal(3) Director	2003	Nil	Nil	Nil	200,000	Nil	Nil	Nil
Terrence. Barry Coughlan Director	2003	Nil	Nil	Nil	200,000	Nil	Nil	Nil
Jan Karnik Director	2003	Nil	Nil	Nil	200,000	Nil	Nil	Nil
Amarjit Mann Director	2003	Nil	Nil	Nil	200,000	Nil	Nil	Nil
Harjit Gill General Manager and Director	2003	59,400	Nil	Nil	600,000	Nil	Nil	Nil

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

On February 28, 2002, we issued 30,000,000 common shares pursuant to the reverse take-over as described above. On March 12, 2002, we issued 250,000 common shares under Regulation S for gross proceeds of $25,000. On June 17, 2002, we issued 1,750,000 common shares under Regulation S as a finder's fee in connection with the sourcing of SCMP to Canoil for the reverse take-over. On August 21, 2002, we received subscription proceeds of $50,000 for 333,333 common shares to be issued under Regulation S. These shares were issued in October 2002.

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

300,000,000 common shares without par value

200,000,000  Preference shares without par value

Issued:

46,398,891 common shares, of which 27,000,000 are held in  escrow

Common shares

46,398,891 common shares, of which 27,000,000 are held in escrow

All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. There are no provisions regarding cumulative voting. The holders of common shares will be entitled to dividends on a pro-rata basis, if, as and when declared by the board of directors. There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of our liquidation, dissolution, or winding, the holders of common shares are entitled to participate in our assets available for distribution after satisfaction of the claims of creditors.

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

Material Contracts

We have entered into the following material contracts:

The Pihsiang Manufacturing and Distribution Agreement is a two year agreement expiring in December 2004, whereby we hold the exclusive Canadian rights to distribute Shoprider® Brand scooters and power chairs. We agreed to purchase a minimum number of scooters during the term of the agreement. Also, we agreed to spend a percentage of our scooter sales to promote the Shoprider® products.

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

Generally, our shares will not be "taxable Canadian property" at a particular time provided that such shares are listed on a prescribed stock exchange (which proposed legislation includes the TSX Venture Exchange), the holder does not use or hold, and is not deemed to use or hold, our shares in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of our capital stock at any time within sixt y months preceding the particular time.

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

PART III

ITEM 15.    CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company's management, including its Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of the end of the fiscal year, (the "Evaluation Date"). Based upon that evaluation, the Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective as the controls and other procedures of the company are designed to ensure that information required to be disclosed by the company in the report that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Furthermore, disclosure controls and procedures include without limitation controls and procedures designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Act is accumulated and communicated to the company’s management including its principal executive and principal financial officers or persons performing similar functions, are appropriate to allow timely decisions regarding required disclosure and therefore are effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

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
Consolidated Balance Sheet
Consolidated Statements of Operations
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

Exhibit Reference	Name
1(a)	Memorandum
1(a)	Articles
4(a)	Pihsiang Manufacturing and Distribution Agreement dated January 8, 2001
4(a)	Pihsiang Manufacturing and Distribution Agreement dated January 1, 2003
4(a)	Three Kay Share Purchase Agreement dated June 7, 2002
4(a)	The Alliance Group Sole Distribution Agreement dated June 28, 2002
4(a)	ENSD Corporation Manufacturing and Distribution Agreement dated June 6, 2002
4(a)	Evergreen Latex (Pty.) Ltd. Letter Agreement dated May 27, 2002
4(a)	Escrow Agreement dated February 21, 2002
4(a)	NYAAC Agreement dated November 15, 2000

4(a)	Duramed Agreement dated January 5, 2001
4(a)	Supracor, Inc. Agreement dated July 3, 2003
4(a)	Swabplus Canada Agreement dated September 10, 2003
4(a)	Itrade Finance Agreement dated July 22, 2002
4(a)	Vancity Capital Corp. Agreement dated October 11, 2002
4(a)	Sun Life Assurance Company of Canada Lease Agreement dated March 14, 2003
9	Consent of Evans & Evans Inc.
9	Consent of Grant Thornton, LLP
10	Equity Line of Credit Agreement dated September 12, 2003
10	Registration Rights Agreement dated September 12, 2003
99	Certification of CEO and CFO dated October 28, 2003 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Dated:

December 12, 2003

AMS Homecare Inc.,

a British Columbia Corporation

"Rani Gill" (signed)

Rani Gill

President and Director

CERTIFICATION

I, Rani Gill, certify that:

1.     I have reviewed this annual report on Form 20-F of AMS Homecare Inc.;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.     I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

        a.     Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        b.    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c.     Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        d.     Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonable likely to materially affect, the company's internal control over financial reporting; and

5.    I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):

    a.    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

    b.     Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

DATED at Vancouver, British Columbia, Canada, as of December 12, 2003.

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

"GRANT THORNTON LLP" (signed)

Chartered Accountants

Vancouver, Canada

May 2, 2003

P.O. Box 11177, Royal Centre

Suite 2800-1055 West Georgia Street

Vancouver, British Columbia

V6E 4N3

Tel: (604) 687-2711

Fax: (604) 685-6569

AMS Homecare Inc.	Statement 1
Consolidated Balance Sheets
Canadian Funds

ASSETS	31 May 2003 (Unaudited)	28 February 2003	28 February 2002
Current
Cash	$-	$-	$156
Receivables, net of allowance of $NIL (28 February 2003 - $NIL; 28 February 2002 - $10,000)	749,041	374,660	454,007
Inventories	757,589	875,663	793,385
Prepaids	43,026	48,626	27,118
	1,549,656	1,298,949	1,274,666
Capital Assets (Note 4)	41,528	39,098	52,052
Intangible Assets (Note 5)	81,831	78,651	13,102
	$1,673,015	$1,416,698	$1,339,820

LIABILITIES
Current
Bank demand loan (Note 6)	$552,962	$404,135	$387,388
Accounts payable and accrued liabilities (Note 18)	311,951	403,562	519,316
Income taxes payable	-	-	8,709
Current portion of long-term debt (Note 7)	40,913	39,538	-
	905,826	847,235	915,413
Long-Term Debt (Note 7)	196,551	207,489	-
Due to shareholders (Note 8)	352,395	352,395	252,395
	1,452,772	1,407,119	1,167,808

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 9)	75,400	75,400	400
Retained Earnings (Deficit) - Statement 2	142,843	(65,821)	171,612
	218,243	9,579	172,012
	$1,673,015	$1,416,698	$1,339,820

Commitments (Note 12)

Contingency (Note 15)

ON BEHALF OF THE BOARD:

“Rani Gill”, Director

“Jan Karnik”, Director

- See Accompanying Notes –

AMS Homecare Inc.	Statement 2
Consolidated Statements of Shareholders’ Equity
Canadian Funds

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings	Total
Balance - 29 February 2000	2,100	$400	$501,630	$502,030
Income for the year	-	-	31,111	31,111
Balance - 28 February 2001	2,100	400	532,741	533,141
Common shares of AMS Homecare Inc. (“AMS Homecare”) before reverse takeover	13,965,558	4,022,709	-	4,022,709
Acquisition of AMS Homecare in a reverse takeover	30,000,000	-	(205,415)	(205,415)
Reverse takeover adjustment	(2,100)	(4,022,709)	-	(4,022,709)
Loss for the year	-	-	(155,714)	(155,714)
Balance - 28 February 2002	43,965,558	400	171,612	172,012
Issue of shares for finders’ fee (Note 3)	1,750,000	-	-	-
Issue of units for cash	250,000	25,000	-	25,000
Conversion of warrants into common shares (Note 9a)	100,000	-	-	-
Issue of units for cash	333,333	50,000	-	50,000
Loss for the year	-	-	(237,433)	(237,433)
Balance - 28 February 2003	46,398,891	75,400	(65,821)	9,579
Income for the period	-	-	208,664	208,664
Balance - 31 May 2003	46,398,891	$75,400	$142,843	$218,243

- See Accompanying Notes -

AMS Homecare Inc.	Statement 3
Consolidated Statements of Operations
Canadian Funds

	For the Three Months Ended 31 May		For the Years Ended 28 February
	2003 (Unaudited)	2002 (Unaudited)	2003	2002	2001
Sales	$1,259,275	$830,909	$2,691,777	$2,998,512	$2,571,418
Cost of Sales	763,944	548,888	1,729,701	2,170,644	1,742,516
Gross Margin	495,331	282,021	962,076	827,868	828,902

Expenses
Selling
Salaries and benefits	64,290	61,360	216,452	211,761	155,024
Travel	12,985	14,314	58,225	66,337	47,872
Freight and delivery	12,899	16,338	55,140	78,413	48,155
Communication	9,871	7,731	25,184	23,662	18,940
Advertising	6,054	12,355	81,871	81,243	51,155
Stationery and supplies	2,507	2,983	10,031	8,494	6,790
	108,606	115,081	446,903	469,910	327,936
General
Salaries and consulting	65,386	47,064	260,987	252,809	251,204
Occupancy	39,315	23,121	93,795	82,069	85,236
Interest and bank charges	31,370	9,799	59,662	45,117	50,370
Professional fees	18,241	23,785	161,275	52,705	51,784
Insurance	11,223	6,338	44,594	27,312	24,468
Amortization	6,341	3,858	21,310	18,180	22,869
Office and supplies	5,700	3,070	20,244	14,560	15,975
Transfer agent and regulatory	1,164	5,362	23,345	-	-
Travel	814	-	14,160	-	-
Public relations	-	13,519	33,000	-	-
Bad debts	-	275	8,234	24,912	2,810
	179,554	136,191	740,606	517,664	504,716
	288,160	251,272	1,187,509	987,574	832,652

Income (Loss) Before Other Income and Income Taxes	207,171	30,749	(225,433)	(159,706)	(3,750)
Other income	1,493	24	-	1,006	9,955

Income (Loss) Before Income Taxes	208,664	30,773	(225,433)	(158,700)	6,205
Income taxes (recovery) (Note 10)	-	-	12,000	(2,986)	(24,906)

Net Income (Loss) for the Period	$208,664	$30,773	$(237,433)	$(155,714)	$31,111

Weighted Average Common Shares Outstanding	46,398,891	44,206,319	45,645,101	30,000,000	30,000,000

Earnings (Loss) per Share - Basic and Diluted	$0.01	$0.01	$(0.01)	$(0.01)	$0.01

- See Accompanying Notes -

AMS Homecare Inc.	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	For the Three Months Ended 31 May		For the Years Ended 28 February
Cash Resources Provided By (Used In)	2003 (Unaudited)	2002 (Unaudited)	2003	2002	2001
Operating Activities
Net earnings (loss)	$208,664	$30,773	$(237,433)	$(155,714)	$31,111
Amortization	6,341	3,858	21,310	18,180	22,869
Loss on disposal of investment in Service Works USA Inc.	-	-	-	-	640
Gain on sale of assets	(1,424)	-	-	-	-
Changes in non-cash operating working capital (Note 17)	(342,318)	(19,089)	(148,902)	(388,553)	(102,364)
	(128,737)	15,542	(365,025)	(526,087)	(47,744)
Financing Activities
Bank demand loan (repayment)	148,827	(25,638)	16,747	335,883	51,505
Long-term debt	(9,563)	-	247,027	-	-
Units issued for cash	-	25,000	75,000	-	-
Advances from shareholders	-	-	100,000	276,935	2,983
Repayment to shareholders	-	-	-	(24,540)	(192,896)
Financing costs	(7,500)	-	-	-	-
	131,764	(638)	438,774	588,278	(138,408)
Investing Activities
Acquisition of capital assets	(20,045)	(1,026)	-	(1,106)	(7,023)
Acquisition of intangible assets	-	-	(73,905)	(3,183)	(9,919)
Proceeds from sale of asset	17,018	-	-	-	-
Acquisition of other assets	-	(13,906)	-	-	-
Due from shareholders	-	-	-	-	12,675
Acquisition costs	-	-	-	(59,951)	-
Cash acquired on acquisition of AMS Homecare (Note 3a)	-	-	-	88	-
	(3,027)	(14,932)	(73,905)	(64,152)	(4,267)

Net Decrease in Cash	-	(28)	(156)	(1,961)	(190,419)
Cash - Beginning of period	-	156	156	2,117	192,536
Cash - End of Period	$-	$128	$-	$156	$2,117

Supplemental Disclosure of Non-Cash Investment and Financing Activities
Shares issued in reverse takeover	-	-	-	(205,415)	-

Supplemental Cash Flow Information
Taxes paid	$-	$-	$20,909	$77,113	$57,122
Interest paid	$20,304	$5,189	$35,486	$24,620	$4,660

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

h)

On 31 March 2003, the company announced it entered into an agreement of intent to acquire technologies from a United States university in the field of invasive monitoring technology.  The acquisition is subject to financing and it is unknown as to the timing of the closing.

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

Contingencies

a)

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

b)

Prior to 2002, the warranty coverage offered by the company was over three years for all parts except for the frame, which was lifetime coverage.  The company received a 12-month warranty coverage on all parts from its manufacturer up to 2000, after which the coverage was increased to 15 months.

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

_____________________________________________________________________________________________

15.

Contingencies - Continued

b)

Continued

The company changed its warranty coverage in 2002.  The warranty coverage now offered is lifetime still for the frame, 12 months for battery charges, 12 months for electronics (controller and power seat assembly), 18 months for the motor, transaxle and brake.  This coverage is only applicable to the customers as an original purchaser of the product from an authorized AMS dealer and does not apply to any subsequent purchase, assignee or other recipient of the product.  This warranty does not cover certain defined wear items.  Since 2002, the company's warranty obligations to its customers have been substantially reduced by warranties extended by the supplying manufacturer.

__________________________________________________________________________________________

16.

Subsequent Events

a)

On 5 June 2003, shareholders advanced US $200,000 to the company under unsecured demand loans.

b)

On 2 July 2003, the company announced an agreement of intent to purchase a warehouse facility with manufacturing equipment for a powder coating facility in Eastern United States.  This transaction is subject to financing and it is unknown as to the expected closing date.

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

