Form 20-F/A
period 2003-02-28
AMS HOMECARE INC
filed 2004-01-09
CIK 1201784

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

________________________________

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

Three Month Period Ended May 31, 2003

Sales for the quarter ended May 31, 2003 consisted of scooters, scooter accessories, rollators, manual wheelchairs, and disposable items such as gloves and masks. Net sales for the three months ended May 31, 2003 were $1,259,275 compared to $830,909 for the same period last year with the addition of new products and higher scooter sales. This represents an increase of 52% from the same period last year.

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

The accounts payable as at February 28, 2002 were $515,491 compared to $193,510 the previous year, which is attributable to the purchase of large shipments of inventory in the period, and the assumption of the liabilities of the public shell company totalling approximately $165,565 of legal and other costs associated with the Reverse Take-over.

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

Warranty Liability. Prior to 2002, our warranty coverage was over three years for all parts except for the frame, which was lifetime coverage. We received a 12-month warranty coverage on all parts from our manufacturer up to 2000, after which the coverage was increased to 15 months. We changed our warranty coverage in 2002. The warranty coverage now offered is lifetime for the frame, 12 months for battery charges, 12 months for electronics (controller and power seat assembly) and 18 months for the motor, transaxle and brake. This coverage is only applicable to the customers as an original purchaser of the product from an authorized AMS dealer and does not apply to any subsequent purchase, assignee or other recipient of the product. This warranty does not cover certain defined wear items. Since 2002, our warranty obligations to our customers have been substantially reduced by warranties extended by the supplying manufacturer. Following is a table showing warranty liability account activities for each period which an income statement has been presented.

	Year Ended Feb. 28, 2001	Year Ended Feb. 28, 2002	3 Mos. Ended May 31, 2002	Year Ended Feb. 28, 2003	3 Mos. Ended May 31, 2003

Opening Balance of Warranty Liability	$ 1,045	$ 12,665	$ 5,357	$ 5,357	$ 4,425

Payments Made Under Warranties	-13,573	-36,320	-1,907	-13,845	392

Accruals for Product Warranties	25,193	29,012	8,083	12,913	6,200

Closing Balance of Warranty Liability	$ 12,665	$ 5,357	$11,533	$ 4,425	$11,017

We believe that the amounts estimated are immaterial, and thus no provision is made in our financial statements.

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

Accounts Receivable and Revenue Recognition. Revenues are recognized when goods are shipped, which is when legal title passes to the customer and the Company has fully performed under the contact. The Company extends four different payment terms to its customers. For approximately 40% of its customers, the Company extends four diffe rent payment terms to its customers. For approximately 35% of its customers, the Company offers net 90-day payment terms. For the balance, the Company offers either net 30 or net 60 day payment terms. The company provides allowances for expected cash discounts, returns, claims and doubtful accounts based upon historical bad debt and claims experience and periodic evaluation of the aging of accounts receivable. If the financial condition of the company's customers were to deteriorate, resulting in an imp airment of their ability to make payments, additional allowances may be required.

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

Liquidity and Capital Resources

We continued to finance our operations principally through cash generated by the business, shareholder advances, credit facility from a Canadian chartered bank, the addition of the import credit facility from Itrade Finance Inc. and funds obtained from the term debt. Our borrowing arrangements for the bank contain certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital, and ratio of current assets to current liabilities. The long term debt is a five-year term subordinated debt financing from Vancity Capital Corporation beginning in November 2002, with an interest rate of prime plus 10.5%, payable monthly, consisting of principal and interest. This debt financing is secured by corporate guarantees and personal guarantees from Ms. Rani Gill and Mr. Harjit Gill. This financing is also subject to certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital, and ratio of current assets to current liabilities. In July 2002, we were able to secure a $200,000 import credit facility from Itrade Finance Inc. The terms of this import facility include interest at prime plus 1.75%, confirmation fee of 0.75%, letter of credit fee of 0.55%, and a negotiation fee of 0.10%. As of February 28, 2003, we were in breach of tangible net worth and ratio of debt to tangible net worth covenants established by Vancity Capital Corporation, but we obtained a letter from them stating that they would not demand repayment due to the covenant violation. To ensure compliance with all covenant requirements, Ms. Rani Gill advanced CDN$100,000 in February 2003 and an additional US$200,000 in June 2003 although as at May 31, 2003, we were already in compliance with all loan covenant requirements. As of May 31, 2003, there was no agreement in place for the shareholder advances which are classified as a long term loan and these advances were unsecured.

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

For each advance of funds by Cornell, the price per share will be based on 95% of the lowest daily volume weighted average price as reported by Bloomberg, L.P., during the 5 trading day period after the date of the advance notice issued by us to Cornell. Furthermore, for each trading day the determined price is lower than US$0.10 per share (so long as our shares are listed on the TSX Venture Exchange), Cornell will acquire 20% fewer shares and will remit a lesser amount of funds based on the determined price. For example, for a five day trading period, if the stock trades for four days at US$0.10 and on the fifth day trades at US$0.09, then Cornell will be is sued 80% of the shares which is 20% fewer shares. Cornell is restricted to owning no more than 9.9% of our issued share capital.

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

The number of shares issued under the Equity Line of Credit is determined by us, subject to the restrictions set out in the agreement. However, the issuance of shares related to the equity line will result in dilution to the shareholders and could result in the change of control. We intend to use any proceeds from the sale of common stock under the equity line for working capital. The principle factors that will be considered at the time of requesting a draw on the equity line are the market price of our common shares, with a view to avoiding excessive dilution to our outstanding share capital, the liquidity of our common shares and our capital requirements and whether these requirements could be serviced more economically through means other than the equity line. We are still in the process of filing the 20F document with the SEC and addressing their comments with respect to this filing. We are preparing the SB2 and will not finalize this document until the 20F comments have been addressed and TSXV approval for the Cornell Agreement has been obtained. A listing on the OTC Bulletin Board and the completion of SB2 filing are prerequisites to accessing the Equity Line of Credit. We expect the completion of these transactions in 2004.

Although the agreement has been signed by both parties, the agreement is subject to the approval of the TSXV and the BCSC rules. As such, the TSXV may request changes to the amount of the advance fees as well as the share price of the issuance. The TSXV has a $0.05 minimum price issuance rule. Furthermore, to meet TSXV rules, the fees may have to be paid as the financings are executed instead of upfront. These are some of the issues that the TSXV is currently reviewing and their decisions may result in changes to the current agreement. We cannot obtain financings from its executed Cornell Agreement until there are no further comments from the SEC on this Form 20F and until we file an application for listing on the OTC Bulleting Board and we file a SB2 registration statement.

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

United States Shareholders

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

In addition, a further 10,000,000 commo n shares were allocated at closing for possible future issuance. The 10,000,000 shares will be issued only in the event that our aggregate earnings before interest, income tax, depreciation and amortization ("EBITDA") for its two fiscal years ending February 28, 2003 and February 29, 2004 are $750,000. In the event EBITDA for these two fiscal years is less than $750,000 but not less then $675,000, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued. In the event EBITDA for the two fiscal years is less than $675,000, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated. Should these shares be issued, they will be recorded at their fair value on the date of their issuance.

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

A director's term of office expires immediately prior to the next annual general meeting. In general, a director who is, in any way, directly interested in an existing or proposed contract or transaction with us, whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such director shall not vote in res pect of any such contract or transaction and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum presented at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

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

The ENSD Corporation Manufacturing and Distribution Agreement is a two year agreement commencing June 1, 2003. The agreement is for the manufacture and distribution of durable healthcare products such as wheelchairs, rollators, commode chairs, walkers, crutches, quad canes and canes, utility tips, shower benches, bed rails , patient lifters, IV poles, and other bathroom safety items and daily living items. ENSD will manufacture these items or any specific item for us under our brand name.

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

On March 31, 2003, we announced that we entered into an agreement to acquire technologies from a United States university in the field of invasive monitoring technology. The acquisition is subject to financing and the closing date had been extended to December 1, 2003. On December 9, 2003, we announced that the technology agreement had not been executed as we have not closed any financings. We are negotiating a further extension however no extension has been agreed to at this time.

On July 2, 2003, we announced an agreement to purchase a warehouse facility with manufacturing equipment for a powder coating facility in the Eastern United States. This transaction is subject to financing and is expected to close in 2004.

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

PART III

ITEM 15.        CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company's management, including its Chief Financial Officer and Chief Executive Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of the end of the fiscal year, (the "Evaluation Date"). Based upon that evaluation, the Chief Financial Officer and Chief Executive Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective as the controls and other procedures of the company are designed to ensure that information required to be disclosed by the company in the report that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Furthermore, disclosure controls and procedures include without limitation controls and procedures designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Act is accumulated and communicated to the company’s management including its principal executive and principal financial officers or persons performing similar functions, are appropriate to allow timely decisions regarding required disclosure and therefore are effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

There were no significant changes made in the Company's internal controls during the period covered by this annual report on Form 20-F or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

The Company's management, including the Chief Financial Officer and Chief Executive Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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
Consolidated Statements of Operations
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

The following exhibits are incorporated by reference to this Item.  None of the following Exhibits have been previously filed with the Securities and Exchange Commission.  The following Exhibits are filed with this Registration Statement:

Exhibit Reference	Name
1(a)	Memorandum – Filed with Form 20F/A on January 24, 2003
1(a)	Articles – Filed with Form 20F/A on January 24, 2003
4(a)	Pihsiang Manufacturing and Distribution Agreement dated January 8, 2001
4(b)	Pihsiang Manufacturing and Distribution Agreement dated January 1, 2003 – Filed with Form 20F/A on May 14, 2003
4(c)	Three Kay Share Purchase Agreement dated June 7, 2002 – Filed with Form 20F/A on January 24, 2003
4(d)	The Alliance Group Sole Distribution Agreement dated June 28, 2002 – Filed with Form 20F/A on January 24, 2003

4(e)	ENSD Corporation Manufacturing and Distribution Agreement dated June 6, 2002 – Filed with Form 20F/A on January 24, 2003
4(f)	Evergreen Latex (Pty.) Ltd. Letter Agreement dated May 27, 2002 – Filed with Form 20F/A on January 24, 2003
4(g)	Escrow Agreement dated February 21, 2002 – Filed with Form 20F/A on January 24, 2003
4(h)	NYAAC Agreement dated November 15, 2000 – Filed with Form 20F/A on January 24, 2003
4(i)	Duramed Agreement dated January 5, 2001 – Filed with Form 20F/A on January 24, 2003
4(j)	Supracor, Inc. Agreement dated July 3, 2003 – Filed with Form 20F/A on September 29, 2003
4(k)	Swabplus Canada Agreement dated September 10, 2003 – Filed with Form 20F/A on September 29, 2003
4(l)	Itrade Finance Agreement dated July 22, 2002 – Filed with Form 20F/A on December 8, 2003
4(m)	Vancity Capital Corp. Agreement dated October 11, 2002 – Filed with Form 20F/A on December 8, 2003
4(n)	Sun Life Assurance Company of Canada Lease Agreement dated March 14, 2003 – Filed with Form 20F/A on December 8, 2003
9	Consent of Evans & Evans Inc. – Filed with Form 20F/A on December 8, 2003
9	Consent of Grant Thornton, LLP
10	Equity Line of Credit Agreement dated September 12, 2003 – Filed with Form 20F/A on September 29, 2003
10	Registration Rights Agreement dated September 12, 2003
99	Certification of CEO and CFO dated October 28, 2003 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Dated: January 9, 2004

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

DATED at Vancouver, British Columbia, Canada, as of January 9, 2004.

     "Rani Gill" (signed)

Rani Gill, President and Chief Financial Officer

CERTIFICATION

I, Harjit Gill, certify that:

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

DATED at Vancouver, British Columbia, Canada, as of January 9, 2004.

     "Harjit Gill" (signed)

Harjit Gill, Chief Executive Officer

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

4

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

