Form 20-F/A
period 2003-02-28
AMS HOMECARE INC
filed 2004-01-26
CIK 1201784

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

 Item 17    Item 18

TABLE OF CONTENTS

INTRODUCTION AND USE OF CERTAIN TERMS

AMS Homecare Inc. is a corporation incorporated under the Company Act (British Columbia) on March 5, 1981. As used herein, except as the context otherwise requires, the term "we" or "our" refers to AMS Homecare Inc. and its subsidiaries, including 393231 B.C. Ltd. ("393231"), Ambassador Holdings Incorporated ("Ambassador") and Three Kay Enterprises Inc. ("Three Kay") (now called AMS Homecare Canada Inc.). Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles with a reconciliation to United States Generally Accepted Accounting Principals and are presented in Canadian dollars. All monetary amounts contained in this Registration Statement are in Canadian dollars unless otherwise indicated.

Our registered office and our North American office and principal place of business is located at 1360 Cliveden Avenue, Delta, British Columbia, V3M 6K2.

FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F is as of May 31, 2003 unless otherwise indicated.

The following discussion contains forward-looking statements regarding events and financial trends, which may affect our future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in forward -looking statements. These factors include, but are not limited to, the fact that we will need additional financing to fully execute our business plan and will be subject to certain risks, all of which factors are set forth in more detail in the section entitled "Risk Factors" at Item 3 and "Operating and Financial Review and Prospects" at Item 9.

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

On August 19, 2002, we acquired all of the shares of Three Kay, a British Columbia-registered company for $50,000. The $50,000 was re-invested by the former owner of Three Kay in exchange for 333,333 shares. We also agreed to pay to the former owner of Three Kay a 10% royalty based on the gross sales of non-surgical gloves and masks. Three Kay holds the exclusive North American rights - for an initial five years, with an option for further five-year periods - to distribute certain product lines of two South African manufacturer members of the Alliance Pharmaceuticals Ltd. family of companies ("Alliance Group"); one of them - GRS Medical (Pty.) Ltd. - is active in the urology, respiratory and wound drainage fields, and the other - Laminated Technologies - produces cotton, gauze and paper products for the healthcare industry. GRS holds certificates for ISO9002 and EN46002 accreditation as well as the CE mark on several disposable medical products. In addition to the sole North American (US, Canada, Mexico) distribution rights for the Alliance Group companies' product lines, this acquisition also assigned the exclusive distribution rights granted to Three Kay by Evergreen Latex (Pty.) Ltd., of Pretoria, another South African medical products innovator (unrelated to the Alliance Group) to supply a unique polymer surgical glove (patent pending) in both Canadian and North American markets. Included in the terms of the Sole Distribution Agreement we must purchase a minimum of US$100,000 of products during the first year, with minimum purchases in subsequent years to be mutually agreed upon.

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
  On June 7, 2002 we announced a Manufacturing & Distribution Agreement with ENSD Corporation, a Taiwanese/Chinese supplier of a wide variety of self-care and homecare products such as wheelchairs and walkers/rollators. This relationship allows us to distribute the supplier's extensive product range in North America under the AMS brand name, while also gaining for us a source capable of manufacturing under the AMS brand select products and designs originating with and owned by us. We have started to purchase and sell products from this manufacturer as of January 2003.
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
  On March 31, 2003 we announced an agreement to acquire technologies from a US university in the field of monitoring technology. We intend to acquire two patents; one for a coating technology and the other for a telemetry device which transmits information wirelessly to a central processing system. The technologies can be used to assist seniors in monitoring their vital signs. These technologies expand our capability to service the overall health of certain segments of the population. We announced that Dr. Francis Moussy has joined our advis ory board to assist in the development and commercialization of this technology. We are negotiating with the original inventors and companies that assisted in developing the devices to assemble a development and commercialization strategy.  This transaction has not yet closed as we would like to ensure that one of our large financings is in place before closing this transaction.

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
  Establish A Company-Owned Distribution/Dealer Network In The United States: We are expanding our geographic reach by establishing a distribution/dealer network in the United States centered on dealerships in Florida, California, Texas and the Carolinas. Through the purchase of existing distributors/dealerships or the establishment of new ones, over the next four to five years we plan to own approximately 100 distribution/dealer locations across the U.S. Any delays in completing acquisitions will extend the timeline and opportunities may be missed as a result. We are attempting to negotiate financings both in the form of equity and subordinated-debt to finance the proposed acquisitions in the United States.  While specific transactions announced in North Carolina and Florida have terminated, we continue to have discussions with various parties in North Carolina, Florida, and Texas to set-up or acquire dealerships.  Thus, although the announced acquisitions have not closed, there are no changes in our business plans with respect to these states.

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

Market Analysis

According to the Evans & Evans Inc., report1 the demand for age-related products such as scooters and other mobility devices is predicted to increase significantly over the next decade. By 2000 the average life expectancy in the United States was almost 80 years, up from 47 years in 1900. This longevity has resulted in a growing elderly population. According to the U.S. Bureau of the Census, not only is the total population growing, but also the senior age groups are growing in relation to the total population. In the 1990s alone the 65 - and - older crowd increased seven percent to reach 34 million, or 13 percent of the U.S. population (National Center for Health Statistics). Statistics Canada also recently reported that between 1991 and 2001 the number of Canadians aged 80 years and over increased 41.2%.2

Demographers project that in the United States after the first baby boomers (individuals born 1945-1964) reach retirement age in 2011, the numbers will increase even more, with people age 65 and older numbering 1 in 5 by the middle of the 21st Century.

In America before the year 2000, the fastest-growing segment of the country's population was the seniors group between the ages of 65 and 85 totalling 3.8 million. The U.S. Census Bureau projects that by 2030 this group will number 9 million, and then swell to 19 million by 2050.

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

Currently Available Products

  Power wheelchair: We distribute a power wheelchair under the model name "Spitfire". The wheelchair, which can be customized to meet an individual's specific needs, comes with an articulating front end and 10" rear wheels and a swing away controller. Its 22.5" wheelbase gives this wheelchair superior functionality. The market for power wheelchairs consists primarily of individuals who are physically incapable of operating a scooter. The manufacturer, the dealer, or we may also customize the powerchairs depending on what changes are required. For instance, the dealer usually handles seating customization by installing cushions as requested by the customer.
  Scooters: We distribute and market the following series of three and four-wheeled motorized scooters under the Shoprider brand name:

Sunrunner Sprite Series - The Sunrunner Sprite series of three and four wheeled scooters are designed for easy portability. The scooters are rear wheel drive, which allow a 250 pound weight capacity. With an 8" wheel and overall length of 38" these units can be handled with ease in close indoor quarters and they provide a smooth and quiet ride. With a total weight of approximately 79 pounds (without batteries) these units fit easily in the trunk of most cars.

Sovereign Series - The Sovereign three and four wheeled scooters are the most popular in the Shoprider line. The rear wheel drive units have a 250 pound weight capacity and a 10" wheel, making them ideal for outdoor use. The Sovereign is easy to disassemble and fits into the trunk of most cars. The standard features of the Sovereign scooters are a sliding adjustable Captain's seat, fully adjustable armrests, headlight, tail lights, rear view mirror, front basket and safety flag.

Sprinter Series - The Sprinter three and four wheeled scooters are the workhorse of the Shoprider line. The rear wheel drive units have a 350 to 500 pound weight capacity and 12" wheels, allowing them to handle rugged terrain. They come standard with headlights, tail lights, signal lights and a rear view mirror. The Captain's seat is 22" wide which allows greater comfort for the rider. The four-wheeled deluxe scooter (889DX2-4) comes with suspension as a standard feature whereas suspension is optional on the other four wheeled models in the line. The scooters have powerful motors and are capable of traveling at 8 mph for an average range of 25 miles.

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
  Home Care Bed Assists: We distribute a bed assist for home use in all types of beds. The NY03 bed assist is constructed of three pieces of 1" steel tubing, with flattened arms that extend between the mattress and box spring. They are secured in place with four anti-slip foam pads and two heavy-duty adjustable straps that snap into buckles. There is a 11/2" foam hand grip for added comfort.
  AMS Line of Scooters: We intend to distribute a new line of scooters under the "AMS" name. The new scooters will be based on the existing Shoprider line of scooters, with certain cosmetic modifications. Pihsiang will manufacture the new scooters and Pihsiang and us will jointly own the design of the new scooters. This new line of scooters will include five different models which will include both three and four wheeled scooters. We will introduce the AMS line of scooters in conjunction with the expansion into the United Sates which is anticipated to be some time in 2003 depending on financing.
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
  A Co-op Advertising Fund: We have established a program under which our authorized dealers can claim expenses for the promotion. This fund is based on each dealer's quarterly scooter sales. We refund up to 50% of funds spent by the dealers on advertising to a maximum of 3% of the dealer's quarterly scooter sales.
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

The majority of sales currently are handled through our outside sales team consisting of four individuals - a national sales manager, plus two sales executives and one administrative support person.

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
ITEM 2.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

The following table sets forth the names, business addresses and functions of our directors and senior management.

Name	Business Address	Position
Rani K. Gill	1360 Cliveden Avenue, Delta, British Columbia, Canada, V3M 6K2	President and Director
Ranjodh Sahota	7377-145 Street, Surrey, British Columbia, Canada, V3S 9E7	Director
Terrence Barry Coughlan	920 - 800 West Pender Street, Vancouver, B.C., V6C 2V6	Director
Jan Karnik	Suite 200, 7485 - 130 Street, Surrey, B.C., V3W 1H8	Director
Amarjit Singh Mann	8181 - 120A Street, Surrey, B.C.	Director
Harjit S. Gill	1360 Cliveden Avenue, Delta, British Columbia, Canada, V3M 6K2	General Manager, Director

Our legal advisors are James W. Pflanz. Their address is Suite 1702, 5885 Olive Street, Burnaby, British Columbia, V5H 4N8.

Our auditors are Grant Thornton, LLP. Their address is Suite 2800, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N3. Grant Thornton, LLP has been our auditors since February 19, 2002. Prior to that our auditors were Staley Okada & Partners of 300, 10190 - 152nd Street, Surrey, British Columbia from April 3, 2001 to February 2002 and Campbell Saunders & Co of 1200 - 650 West Georgia Street, Vancouver, British Columbia from 1996 to April 3, 2001.

ITEM 3.        OFFER STATISTICS AND EXPECTED TIMETABLE

Disclosure under this item is not required as this Form 20-F is filed as an annual report.

ITEM 4.        KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financia l information, which has been derived from our consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principals. The financial data should be read in conjunction with our consolidated financial statements and notes thereto and "Results of Operations" under "Item 5 - Operating and Financial Review and Prospectus".

	Three Month Period Ended May 31, 2003	Year Ended February 28, 2003	Year Ended February 28, 2002	Year Ended February 28, 2001	Year Ended February 29, 2000	Year Ended February 28, 1999	Year Ended February 28, 1998
Sales	$1,259,275	$2,691,777	$2,998,512	$2,571,418	$3,179,941	$3,319,223	$2,328,689
Earnings (loss) before other income and income taxes	$207,171	($225,433)	($159,706)	($3,750)	($57,439)	$221,267	$283,324
Net earnings (loss)	$208,664	($237,433)	($155,714)	$31,111	($44,108)	$207,614	$182,525
Earnings (loss) per share	$0.01	($0.01)	($0.01)	$0.01	($0.01)	$0.01	$0.01
Diluted Earnings (loss) Per Share	$0.01	($0.01)	($0.01)	$0.01	($0.01)	$0.01	$0.01
Dividends	$nil	$nil	$nil	$nil	$96,000	$92,000	$nil
Weighted average common shares outstanding	46,398,891	45,645,101	30,000,000	30,000,000	30,000,000	30,000,000	30,000,000
Consolidated Balance Sheet
Total assets	$1,673,015	$1,416,698	$1,339,820	$870,789	$1,181,770	$1,573,268	$1,087,042
Capital assets	$41,528	$39,098	$52,052	$65,621	$81,467	$109,494	$11,969
Total liabilities	$1,452,772	$1,407,119	$1,167,808	$337,648	$679,740	$931,130	$560,618
Advances from Shareholders	$352,395	$352,395	$252,395	Nil	$189,913	$150,481	$128,355
Shareholder's equity	$218,243	$9,579	$172,012	$533,141	$502,030	$642,138	$526,424

Under U.S. GAAP, all amounts in the foregoing table remain the same except the following:

Earnings (Loss) before other income and taxes	$207,171	($400,433)	($222,752)	($13,669)	($57,439)	$221,267	$283,324
Net earnings (loss)	$208,664	($412,433)	($218,760)	$21,192	($44,108)	$207,614	$182,525
Weighted average common shares outstanding	46,398,891	45645,101	30,000,000	30,000,000	30,000,000	30,000,000	30,000,000
Earnings (loss) per share, basic and fully diluted	$0.01	($0.01)	($0.01)	$0.01	($0.01)	$0.01	$0.01
Balance sheet
Total assets	$1,659,913	$1,403,596	$1,326,718	$860,870	$1,181,770	$1,573,268	$1,087,042
Shareholders' equity	$218,243	($3,523)	$158,910	$523,222	$502,030	$642,138	$526,424

On September 12, 2003, the Interbank rate of exchange for converting Canadian dollars into United States dollars equalled 1.3638 Canadian dollars for 1 United States dollar. The following table presents a history of the high and low exchange rates of Canadian dollars into United States dollars for the previous six months:

Month	High	Low
August 2003	1.4072	1.3795
July 2003	1.4163	1.3354
June 2003	1.3695	1.3350
May 2003	1.4197	1.3507
April 2003	1.4798	1.4316
March 2003	1.4938	1.4633

The following table presents a history of the average exchange rates of Canadian dollars into United States dollars as of the last day of each year.

Year	Average Exchange Rate
2002	1.57035976
2001	1.54841633
2000	1.48520240
1999	1.48584024
1998	1.48310319
1997	1.38438685

Capitalization And Indebtedness

Our consolidated capitalization as at May 31, 2003 was as follows:

Consolidated Balance Sheet	As at May 31, 2003

Advances from Shareholders	$352,395
Shareholders' Equity	$218,243
Total Capitalization	$570,638

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

Three Month Period Ended May 31, 2003

Sales for the quarter ended May 31, 2003 consisted of scooters, scooter accessories, rollators, manual wheelchairs, and disposable items such as gloves and masks. Net sales for the three months ended May 31, 2003 were $1,259,275 compared to $830,909 for the same period last year with the addition of new products and higher scooter sales. This represents an increase of 52% from the same period last year.  As at May 31, 2003, more than 90% of our revenue was from the sale of scooters and powerchairs.  As at February 28, 2003, 95% of our revenue was from the sale of scooters and powerchairs.

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

The amounts outstanding are disclosed in the financial statements.  As at February 28, 2003, our bank demand loan was $404,135 and as at May 31, 2003 was $552,962.  The total amount outstanding under the Vancity Capital Corporation loan was $247,027 as at February 28, 2003 and $237,464 as at May 31, 2003.  The amount outstanding to Itrade as at February 28, 2003 was $30,000 and $130,000 as at May 31, 2003 as per note 12 of the financial statements.  We were in violation with respect to the covenants of the Term debt and the bank demand loan only as at February 28, 2003.  However, as at May 31, 2003, we were in compliance with these covenants.  We have never been in violation of any covenants with respect to the Itrade import facility.

Net working capital increased from $359,253 in fiscal 2002 to $451,714 as at February 28, 2003. This increase is attributable to the increase in inventory and prepaid expenses and a reduction in accounts payable and accruals.

Operating activities resulted in cash outflows of $365,025 in the year ended February 28, 2003 compared to $526,087 for the same period in fiscal 2002. This decrease in cash outflows is attributable to changes in working capital accounts. Cash flows from financing activities were $438,774 during the 2003 fiscal year compared to $588,278 in the previous year. These were comprised of bank credit lines, term debt, shareholder advances, and the issuance of capital stock. Cash flows utilized by investing activities were $73,905 for the twelve months ended February 28, 2003 compared to $64,152 in the previous year. On August 21, 2002, we completed the acquisition of Three Kay Enterprises Inc. ("Three Kay") for a cost of $50,000. Three Kay holds the exclusive distribution rights to certain medical product lines of two South African manufacturer members of the Alliance Pharmaceuticals Ltd. The balance of the investing activities is comprised of the capitalization of legal fees incurred with respect to certain corporate trademarks and the capitalization of financing costs related to the Term debt.

Pursuant to the Equity Line of Credit Agreement dated, September 12, 2003 with Cornell Capital Partners, LP ("Cornell"), we may, at our discretion, periodically issue and sell to Cornell shares of common stock for a total purchase price of US$5 million. If we wish to trigger an advance, we deliver advance notice of such intention to Cornell. The amount of each advance is subject to an aggregate maximum advance amount of US$75,000 with a minimum of six trading-days between each advance. We may request advances under the Equity Line of Credit once the underlying shares are registered with the Securities and Exchange Commission. The costs associated with this registration will be borne by us. Cornell intends to sell any shares purchased under the Equity Line of Credit at the then prevailing market price. There is a hardship provision in this Agreement in the event that we issue an advance notice to the investor and we fail our performance obligations which is the delivery of the shares purchased by the investor. We will be liable for any losses suffered by the investor. There is a lockup period from the date of issuance of the advance notice date the date of the advance. We shall not within 10 days of the written notice to the investor sell any common stock at less than the bid price. We also require the consent of the investor to sell common stock during the commitment period for consideration per share less than the bid price of the stock immediately prior to the issuance. There is pre-closing shares credit where two business days after the advance notice, we shall credit the shares of our common stock to the investor's account with a depository trust company in the amount equal to the amount of the requested advance divided by the bid price of the common stock as of the advance notice date multiplied by 1.1. Upon closing of the transaction, adjustments will be made to the number of shares to reflect the changes in the fluctuations in the bid price of the stock during the commitment period to properly allocate the number of shares provided to the investor in exchange for the funds received by us. The purpose of this clause in the agreement is to ensure that we have met part of our commitment to deliver shares by the way putting them in a trust account in preparation for closing.

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

There is also a provision in the agreement for a minimum acceptable price of $0.10.  This provision is valid as long as our shares are listed on the TSX Venture Exchange and we have not waived this provision.  The $0.10 minimum was established because we do not want to complete a financing below this price as long as our shares are listed on the TSX Venture Exchange.  Our share price was $0.10 or above during the time of the initial negotiation.

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

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth all of our current directors and executive officers, with each position and office held by them. Each director's terms of office expires at the next annual general meeting of shareholders.

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

(1)

Members of the Audit Committee.

(2)

Mr. Harj Gill is the spouse of Ms. Rani Gill.

We have an Advisory Committee, which is currently comprised of only one member, Mr. J. Gerard Lenoski who acts as an advisor on corporate matters such as marketing. Mr. Lenoski has more than 20 years experience as an officer and director with both government and corporate organizations. He also assists in a management consultancy capacity specializing in corporate marketing, financial communications/public & investor relations and administration for emerging growth public companies. Mr. Lenoski obtained a Bachelor of Arts from the University of British Columbia in 1969, a Masters in Arts from Carleton University, Ottawa, in 1972 and a Masters in Philosophy (Organizational Development/Behavior) from the University of Essex, England, in 1982. The member of the Advisory Committee and any future members will be compensated for services provided through the issuance of stock options approved and issued by the Board. Mr. Lenoski's compensation as a director and corporate affairs manager was $29,700 and he was issued 100,000 options for his duties as an advisor.

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

Board Practices

The current directors were elected to their position at the annual meeting of shareholders held on August 27, 2002. The directors continue to serve until the next meeting of shareholders to be held in 2003. Our officers are elected by the board and serve at the board's pleasure. Directors are appointed annually at the annual general meeting of shareholders.

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

The following is a reconciliation of our share issuances for the last three fiscal years:

	Common Shares Issued
	Number of Shares	Amount
Balance, February 28, 2001	2,100	$ 400
Common shares of AMS Homecare Inc. before reverse take-over	13,965,558	$ 4,022,709
Acquisition in the reverse take-over	30,000,000	$ nil
Reverse take-over adjustment	(2,100)	$ (4,022,709)
Balance, February 28, 2002	43,965,558	$ 400
Issue of shares for finder's fee	1,750,000	$ nil
Issue of units for cash	250,000	$ 25,000
Conversion of warrants into common shares	100,000	$ nil
Issue of units for cash	333,333	$ 50,000
Balance, February 28, 2003	46,398,891	$ 75,400

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

The Evergreen Latex (Pty.) Ltd. Letter Agreement provides for exclusive distribution in the United States and Canada of a unique polymer surgical glove (patent pending). The company that intended to develop this glove has not provided us with a time frame for the completion of this project.

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

On March 31, 2003, we announced that we entered into an agreement to acquire technologies from a United States university in the field of invasive monitoring technology. The acquisition is subject to financing and the closing date had been extended to December 1, 2003. On December 9, 2003, we announced that the technology agreement had not been executed. We are negotiating a further extension however no extension has been agreed to at this time.  We would like to ensure that one of our financings is in place before proceeding further with this transaction.

On July 2, 2003, we announced an agreement to purchase a warehouse facility with manufacturing equipment for a powder coating facility in the Eastern United States. This transaction is subject to financing and is expected to close in 2004.  We would like to ensure that one of our financings is in place before closing this transaction.

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of our assets. An investment in the common shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 2000 was any amount in excess of $192 million. A non-Canadian would acquire our control for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of our control unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of our control in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of our control by reason of an amalgamation, merger consolidation or corporate reorganization following which our ultimate direct or indirect control in fact, through the ownership of the common shares, remained unchanged.

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

PART III

ITEM 15.        CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company's management, including its Chief Financial Officer and Chief Executive Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of the end of the fiscal year, (the "Evaluation Date"). Based upon that evaluation, the Chief Financial Officer and Chief Executive Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective as the controls and other procedures of the company are designed to ensure that information required to be disclosed by the company in the report that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Furthermore, disclosure controls and procedures include without limitation controls and procedures designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Act is accumulated and communicated to the company's management including its principal executive and principal financial officers or persons performing similar functions, are appropriate to allow timely decisions regarding required disclosure and therefore are effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

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
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

The following exhibits are incorporated by reference to this Item.  None of the following Exhibits have been previously filed with the Securities and Exchange Commission.  The following Exhibits are filed with this Registration Statement:

Exhibit Reference	Name
1(a)	Memorandum - Filed with Form 20F/A on January 24, 2003
1(a)	Articles - Filed with Form 20F/A on January 24, 2003
4(a)	Pihsiang Manufacturing and Distribution Agreement dated January 8, 2001
4(b)	Pihsiang Manufacturing and Distribution Agreement dated January 1, 2003 - Filed with Form 20F/A on May 14, 2003
4(c)	Three Kay Share Purchase Agreement dated June 7, 2002 - Filed with Form 20F/A on January 24, 2003
4(d)	The Alliance Group Sole Distribution Agreement dated June 28, 2002 - Filed with Form 20F/A on January 24, 2003

4(e)	ENSD Corporation Manufacturing and Distribution Agreement dated June 6, 2002 - Filed with Form 20F/A on January 24, 2003
4(f)	Evergreen Latex (Pty.) Ltd. Letter Agreement dated May 27, 2002 - Filed with Form 20F/A on January 24, 2003
4(g)	Escrow Agreement dated February 21, 2002 - Filed with Form 20F/A on January 24, 2003
4(h)	NYAAC Agreement dated November 15, 2000 - Filed with Form 20F/A on January 24, 2003
4(i)	Duramed Agreement dated January 5, 2001 - Filed with Form 20F/A on January 24, 2003
4(j)	Supracor, Inc. Agreement dated July 3, 2003 - Filed with Form 20F/A on September 29, 2003
4(k)	Swabplus Canada Agreement dated September 10, 2003 - Filed with Form 20F/A on September 29, 2003
4(l)	Itrade Finance Agreement dated July 22, 2002 - Filed with Form 20F/A on December 8, 2003
4(m)	Vancity Capital Corp. Agreement dated October 11, 2002 - Filed with Form 20F/A on December 8, 2003
4(n)	Sun Life Assurance Company of Canada Lease Agreement dated March 14, 2003 - Filed with Form 20F/A on December 8, 2003
9	Consent of Evans & Evans Inc. - Filed with Form 20F/A on December 8, 2003
9	Consent of Grant Thornton, LLP
10	Equity Line of Credit Agreement dated September 12, 2003 - Filed with Form 20F/A on September 29, 2003
10	Registration Rights Agreement dated September 12, 2003
99	Certification of CEO and CFO dated October 28, 2003 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Dated: January 23, 2004

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

c.

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonable likely to materially affect, the company's internal control over financial reporting; and

5.

I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

DATED at Vancouver, British Columbia, Canada, as of January 23, 2004.

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

c.

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonable likely to materially affect, the company's internal control over financial reporting; and

5.

I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

DATED at Vancouver, British Columbia, Canada, as of January 23, 2004.

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

(Audited)

Grant Thornton LLP Chartered Accountants Management Consultants Canadian Member of Grant Thornton International

Report of Independent Auditors

To the Shareholders of AMS Homecare Inc.

We have audited the consolidated balance sheets of AMS Homecare Inc. as at February 28, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended February 28, 2003, 2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 9)	75,400	75,400	400
Retained Earnings (Deficit) - Statement 2	142,843	(65,821)	171,612
	218,243	9,579	172,012
	$1,673,015	$1,416,698	$1,339,820

Commitments (Note 12)

Contingency (Note 15)

ON BEHALF OF THE BOARD:

"Rani Gill", Director

"Jan Karnik", Director

- See Accompanying Notes -

AMS Homecare Inc.	Statement 2
Consolidated Statements of Shareholders' Equity
Canadian Funds

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings	Total
Balance - 29 February 2000	2,100	$400	$501,630	$502,030
Income for the year	-	-	31,111	31,111
Balance - 28 February 2001	2,100	400	532,741	533,141
Common shares of AMS Homecare Inc. ("AMS Homecare") before reverse takeover	13,965,558	4,022,709	-	4,022,709
Acquisition of AMS Homecare in a reverse takeover	30,000,000	-	(205,415)	(205,415)
Reverse takeover adjustment	(2,100)	(4,022,709)	-	(4,022,709)
Loss for the year	-	-	(155,714)	(155,714)
Balance - 28 February 2002	43,965,558	400	171,612	172,012
Issue of shares for finders' fee (Note 3)	1,750,000	-	-	-
Issue of units for cash	250,000	25,000	-	25,000
Conversion of warrants into common shares (Note 9a)	100,000	-	-	-
Issue of units for cash	333,333	50,000	-	50,000
Loss for the year	-	-	(237,433)	(237,433)
Balance - 28 February 2003	46,398,891	75,400	(65,821)	9,579
Income for the period	-	-	208,664	208,664
Balance - 31 May 2003	46,398,891	$75,400	$142,843	$218,243

- See Accompanying Notes -

AMS Homecare Inc.	Statement 3
Consolidated Statements of Operations
Canadian Funds

	For the Three Months Ended 31 May		For the Years Ended 28 February
	2003 (Unaudited)	2002 (Unaudited)	2003	2002	2001
Sales	$1,259,275	$830,909	$2,691,777	$2,998,512	$2,571,418
Cost of Sales	763,944	548,888	1,729,701	2,170,644	1,742,516
Gross Margin	495,331	282,021	962,076	827,868	828,902

Expenses
Selling
Salaries and benefits	64,290	61,360	216,452	211,761	155,024
Travel	12,985	14,314	58,225	66,337	47,872
Freight and delivery	12,899	16,338	55,140	78,413	48,155
Communication	9,871	7,731	25,184	23,662	18,940
Advertising	6,054	12,355	81,871	81,243	51,155
Stationery and supplies	2,507	2,983	10,031	8,494	6,790
	108,606	115,081	446,903	469,910	327,936
General
Salaries and consulting	65,386	47,064	260,987	252,809	251,204
Occupancy	39,315	23,121	93,795	82,069	85,236
Interest and bank charges	31,370	9,799	59,662	45,117	50,370
Professional fees	18,241	23,785	161,275	52,705	51,784
Insurance	11,223	6,338	44,594	27,312	24,468
Amortization	6,341	3,858	21,310	18,180	22,869
Office and supplies	5,700	3,070	20,244	14,560	15,975
Transfer agent and regulatory	1,164	5,362	23,345	-	-
Travel	814	-	14,160	-	-
Public relations	-	13,519	33,000	-	-
Bad debts	-	275	8,234	24,912	2,810
	179,554	136,191	740,606	517,664	504,716
	288,160	251,272	1,187,509	987,574	832,652

Income (Loss) Before Other Income and Income Taxes	207,171	30,749	(225,433)	(159,706)	(3,750)
Other income	1,493	24	-	1,006	9,955

Income (Loss) Before Income Taxes	208,664	30,773	(225,433)	(158,700)	6,205
Income taxes (recovery) (Note 10)	-	-	12,000	(2,986)	(24,906)

Net Income (Loss) for the Period	$208,664	$30,773	$(237,433)	$(155,714)	$31,111

Weighted Average Common Shares Outstanding	46,398,891	44,206,319	45,645,101	30,000,000	30,000,000

Earnings (Loss) per Share - Basic and Diluted	$0.01	$0.01	$(0.01)	$(0.01)	$0.01

- See Accompanying Notes -

4

AMS Homecare Inc.	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	For the Three Months Ended 31 May		For the Years Ended 28 February
Cash Resources Provided By (Used In)	2003 (Unaudited)	2002 (Unaudited)	2003	2002	2001
Operating Activities
Net earnings (loss)	$208,664	$30,773	$(237,433)	$(155,714)	$31,111
Amortization	6,341	3,858	21,310	18,180	22,869
Loss on disposal of investment in Service Works USA Inc.	-	-	-	-	640
Gain on sale of assets	(1,424)	-	-	-	-
Changes in non-cash operating working capital (Note 17)	(342,318)	(19,089)	(148,902)	(388,553)	(102,364)
	(128,737)	15,542	(365,025)	(526,087)	(47,744)
Financing Activities
Bank demand loan (repayment)	148,827	(25,638)	16,747	335,883	51,505
Long-term debt	(9,563)	-	247,027	-	-
Units issued for cash	-	25,000	75,000	-	-
Advances from shareholders	-	-	100,000	276,935	2,983
Repayment to shareholders	-	-	-	(24,540)	(192,896)
Financing costs	(7,500)	-	-	-	-
	131,764	(638)	438,774	588,278	(138,408)
Investing Activities
Acquisition of capital assets	(20,045)	(1,026)	-	(1,106)	(7,023)
Acquisition of intangible assets	-	-	(73,905)	(3,183)	(9,919)
Proceeds from sale of asset	17,018	-	-	-	-
Acquisition of other assets	-	(13,906)	-	-	-
Due from shareholders	-	-	-	-	12,675
Acquisition costs	-	-	-	(59,951)	-
Cash acquired on acquisition of AMS Homecare (Note 3a)	-	-	-	88	-
	(3,027)	(14,932)	(73,905)	(64,152)	(4,267)

Net Decrease in Cash	-	(28)	(156)	(1,961)	(190,419)
Cash - Beginning of period	-	156	156	2,117	192,536
Cash - End of Period	$-	$128	$-	$156	$2,117

Supplemental Disclosure of Non-Cash Investment and Financing Activities
Shares issued in reverse takeover	-	-	-	(205,415)	-

Supplemental Cash Flow Information
Taxes paid	$-	$-	$20,909	$77,113	$57,122
Interest paid	$20,304	$5,189	$35,486	$24,620	$4,660

- See Accompanying Notes -

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

1.

Operations

The company completed a reverse take-over ("RTO") on 28 February 2002 (Note 3a).  The effect of this reverse take-over was that the former shareholders of 393231 B.C. Ltd. ("393231") and Ambassador Holdings Incorporated ("Ambassador") acquired control of Canoil Exploration Corporation (an inactive company) through a share-for-share exchange.  On 14 March 2002, the company changed its name to AMS Homecare Inc.("AMS Homecare").

The only significant asset owned by each of 393231 and Ambassador at the date of the RTO was a one-half interest in the Shoprider Canada Mobility Products ("Shoprider Canada") partnership.

On 7 June 2002, the company acquired all the issued and outstanding shares of AMS Canada Inc. (formerly Three Kay Enterprises Inc.) ("AMS Canada") (Note 3b).

Effective 1 March 2003, 393231, Ambassador and Shoprider Canada were wound up into AMS Canada and as such, AMS Homecare currently has only one subsidiary, AMS Canada.

AMS Homecare (through its AMS Canada subsidiary) operates as the exclusive Canadian wholesaler for the "Shoprider" brand of motorized scooters and wheelchairs and operates from its head office in Delta, B.C. with branch locations in Quebec and Ontario.  The company has also added an AMS Homecare line of products including surgical glove and mask retail package and daily living aids such as the rollator and transport chair.

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

ii)

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the company's common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for the employee stock options, the company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

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

$(145,464)

A finder's fee of 1,750,000 of the company's shares was authorized subsequent to 28 February 2002.  These shares were issued in June 2002 to the husband of the company's president.

All of the 30,000,000 common shares are escrowed pursuant to a Tier 2 Surplus Security Escrow Agreement ("Escrow Agreement") and will be released from escrow ratably over a 72-month period.  For the first two years, 1,500,000 shares will be released every six months followed by 3,000,000 shares every six months for the four years following. The release of these shares from escrow is not subject to the verification of any representation and warranties. There are no conditions under which these shares will not be released from escrow other than the passage of time.

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance to the former shareholders of 393231 and Ambassador.  The 10,000,000 shares will be issued only in the event that Shoprider Canada's aggregate earnings before interest, income tax, depreciation and amortization ("EBITDA") for its two fiscal years ending 28 February 2003 and 29 February 2004 are $750,000.  In the event EBITDA for these two fiscal years is less than $750,000 but not less than $675,000, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued.  In the event EBITDA for the two fiscal years is less than $675,000, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated.  Should these shares be issued, they will be recorded at their fair value on the date of their issuance.

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

The shares of AMS Canada were purchased for $50,000 which the vendor reinvested in the company in consideration of the issuance of 333,333 of the company's common shares.

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

7.

Long-Term Debt

In November 2002, the company secured financing in the amount of $250,000 from Vancity Capital Corporation ("Vancity") bearing an interest rate of Vancity prime plus 10.5%.  The term of this loan is 60 months with interest-only payments for the first 3 months and blended monthly payments of $6,159 thereafter.  The security includes a general security agreement from the company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and one of the Directors.  This facility contains certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.

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

The company applies the intrinsic value based method of accounting for stock-based compensation granted to employees and directors.  Accordingly, no compensation expense has been recognized for stock options granted to employees and directors.  Had compensation expense been determined based on the fair value at grant date for stock options, the company's net loss and net loss per share would have been increased to the pro-forma amounts indicated below:

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

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance in the event that the company's aggregate earnings before interest, income tax, depreciation and amortization ("EBITDA") for its two fiscal years ending 28 February 2003 and 29 February 2004 are $750,000 or greater.  In the event EBITDA for these two fiscal years is less than $750,000 but not less than $675,000, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued.  In the event EBITDA for the two fiscal years is less than $675,000, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated.  Should these shares be issued, they will be recorded at their fair value on the date of their issuance.

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

The company's non-capital losses, if not used, will expire as follows:
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
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

13.

Financial Instruments and Risk Management

a)

Fair Value of Financial Instruments

The company's financial instruments consist of cash, receivables, bank demand loan, accounts payable, income taxes payable, long-term debt and amounts due to shareholders.  Except as noted below, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

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

c)

On 3 July 2003, the company announced the signing of a renewable two-year exclusive agreement with Supracor, Inc. ("Supracor") under which the company shall market and sell Supracor's StimuLITE honeycomb cushioning products for the health care industry in Canada.

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
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

19.

Differences Between Canadian and U.S. Generally Accepted Accounting Principles and Practices

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices accepted in the United States of America ("U.S. GAAP").  The differences between Canadian and U.S. GAAP that affect these financial statements are as follows:

(1)

Under Canadian GAAP, product development costs are deferred and amortized on a systematic basis when the costs associated with the process are clearly identifiable, the company has indicated its intention to use the process, and funding for continued development is available.  Under U.S. GAAP, such development costs are expensed as incurred.

(2)

Under U.S. GAAP, transaction costs related to an RTO are charged to equity only to the extent of the cash held by the accounting subsidiary.  All transaction costs incurred in excess of the cash acquired are charged to period expenses.  Under Canadian GAAP, such costs are charged to equity regardless of the accounting subsidiary's cash balance.

(3)

Under Canadian GAAP, the 1,750,000 shares issued as finders' fees to the husband of the company's president (Note 3a) have been accounted for as a non-cash cost of the acquisition.  Under U.S. GAAP, this issuance would be recorded as an issuance of shares at an estimate of their fair value.  As the issuance of these shares was a cost of the acquisition in excess of the accounting subsidiary's cash on hand, their issuance has been expensed as a period expense under U.S. GAAP.

Had the company followed U.S. GAAP, the effect on the financial statements of the company of the foregoing differences is set out below:

Balance Sheet	31 May 2003 (Unaudited)	28 February 2003	28 February 2002

Assets under Canadian GAAP	$1,673,015	$1,416,698	$1,339,820

(1) Product development costs expensed under U.S. GAAP	(13,102)	(13,102)	(13,102)

Assets under U.S. GAAP	$1,659,913	$1,403,596	$1,326,718

Shareholders' equity under Canadian GAAP	$218,243	$9,579	$172,012

(1) Product development costs expensed under U.S. GAAP	(13,102)	(13,102)	(13,102)
(2) Adjustment to capital stock for acquisition costs in excess of company acquired	-	-	59,863
(2) Acquisition costs in excess of cost of company acquired expense	-	-	(59,863)
(3) Adjustment to capital stock for fair value of finders' fee shares issued	175,000	175,000	-
(3) Fair value of finder's fee shares expensed	(175,000)	(175,000)	-

Shareholders' equity (deficiency) under U.S. GAAP	$205,141	$(3,523)	$158,910

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

19.

Differences Between Canadian and U.S. Generally Accepted Accounting Principles and Practices - Continued

	For the Three Months Ended 31 May		For the Years Ended 28 February
Statements of Operations	2003 (Unaudited)	2002 (Unaudited)	2003	2002	2001

Net earnings (loss) under Canadian GAAP	$208,664	$30,773	$(237,433)	$(155,714)	$31,111

(1) Product development costs expensed under U.S. GAAP	-	-	-	(3,183)	(9,919)
(2) Acquisition costs in excess of cash of company acquired expensed	-	-	-	(59,863)	-
(3) Fair value of finders' fee expensed	-	-	(175,000)	-	-

Net earnings (loss) under U.S. GAAP	$208,664	$30,773	$(412,433)	$(218,760)	$21,192

Weighed average common shares outstanding	46,398,891	44,206,319	45,645,101	30,000,000	30,000,000

Earnings (loss) per share - basic and fully diluted	$0.01	$0.01	$(0.01)	$(0.01)	$0.01

	For the Three Months Ended 31 May				For the Years Ended 28 February
Statements of Cash Flows		2003 (Unaudited)		2002 (Unaudited)	2003	2002		2001

Operating activities under Canadian GAAP		$(128,737)		$15,542	$(365,105)		$(526,087)		$(47,744)

(1) Product development costs expensed under U.S. GAAP		-		-	-		(3,183)		(9,919)

Operating activities under U.S. GAAP		$(128,737)		$15,542	$(365,105)		$(529,270)		$(57,663)

Financing activities under Canadian and U.S. GAAP		$131,764		$(638)	$438,774		$588,278		$(138,408)

Investing activities under Canadian GAAP		$(3,027)		$(14,932)	$(73,905)		$(64,152)		$(4,267)

(1) Product development costs expensed under U.S. GAAP		-		-	-		3,183		9,919

Investing activities under U.S. GAAP		$(3,027)		$(14,932)	$(73,905)		$(60,969)		$5,652

Non-cash investing and financing transactions not included in cash flows
Compensation expense related to warrants under U.S. GAAP	$	NIL	$	NIL	$175,000	$	NIL	$	NIL

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

19.

Differences Between Canadian and U.S. Generally Accepted Accounting Principles and Practices - Continued

Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143").  This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  SFAS 143 applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees.  SFAS 143 is effective for financial statements issued for fiscal years beginning after 15 June 2002. Management's preliminary assessment of SFAS 143 is that it will not have a material impact on the company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses accounting for restructuring and similar costs. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue ("EITF") No. 94-3. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred.  SFAS 146 also establishes that the liability should initially be measured and recorded at fair value.  Accordingly, SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS 146 is effective for exit or disposal activities that are initiated after 31 December 2002. Management's preliminary assessment of SFAS 146 is that it will not have a material impact on the company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148").  SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to provide alternative methods of voluntarily transition to the fair value based method of accounting for stock-based employee compensation.  SFAS 148 also amends the disclosure requirement of SFAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements.  The disclosure provisions will be effective for the company beginning with the company's quarter ended 31 May 2003. Management's preliminary assessment of SFAS 148 is that it will not have a material impact on the company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" ("SFAS 149").  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133.  SFAS 149 is generally effective for contracts entered into or modified after 30 June 2003. The provisions of SFAS 149 are required to be applied prospectively. Management's preliminary assessment of SFAS 149 is that it will not have a material impact on the company's financial position or results of operations.

AMS Homecare Inc.
Notes to Consolidated Financial Statements
31 May 2003 and 2002 (Unaudited) 28 February 2003, 2002 and 2001 (Audited)
Canadian Funds

19.

Differences Between Canadian and U.S. Generally Accepted Accounting Principles and Practices - Continued

Recent accounting pronouncements - Continued

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150").  SFAS 150 requires that three classes of freestanding financial instruments that embody obligations for entities be classified as liabilities. Generally, SFAS 150 is effective for financial instruments entered into or modified after 31 May 2003 and is otherwise effective at the beginning of the first interim period beginning after 15 June 2003. Management's preliminary assessment of SFAS 150 is that it will not have a material impact on the company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45,"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45").  FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of certain guarantees.  FIN 45 also requires disclosure about certain guarantees that an entity has issued.  The disclosure requirements of FIN 45 were effective for fiscal years ending after 15 December 2002. The company has adopted this pronouncement and it has not had a material impact on the company's financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46").  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after 31 January 2003.  For variable interest entities created or acquired prior to 1 February 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after 15 June 2003. Management's preliminary assessment of FIN 46 is that it will not have a material impact on the company's financial position or results of operations.

In November 2002, the FASB reached a consensus on EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21").  The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal years beginning after 15 June 2003.  This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  Specifically, EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one earnings process and, if it does, how to divide the arrangement into separate units of accounting consistent with the identified earning processes for revenue recognition purposes.  This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Management's preliminary assessment of EITF 00-21 is that it will not have a material impact on the company's financial position or results of operations.

