Form 20-F
AMS HOMECARE INC
filed 2004-08-31
CIK 1201784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2004

OR

[  ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________________ to ______________________________

Commission file number

000-50109

AMS HOMECARE INC.
(Exact name of registrant as specified in its charter)

BRITISH COLUMBIA, CANADA
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

NASD Over-the-Counter Bulletin Board

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

 [  ]   Yes    [X]  No

Indicate by check mark which financial statement item the registrant has elected to follow.

 [  ]  Item 17   [X]   Item 18

INTRODUCTION AND USE OF CERTAIN TERMS

AMS Homecare Inc. is a corporation incorporated under the Company Act (British Columbia, Canada) on March 5, 1981.  As used herein, except as the context otherwise requires, the term “we”, “our” or the “Company” refers to AMS Homecare Inc. and its subsidiaries, including 393231 B.C. Limited ("393231"), Ambassador Holdings Incorporated ("Ambassador") and Three Kay Enterprises Inc. ("Three Kay") (now called AMS Homecare Canada Inc.).  393231 and Ambassador are doing business as Shoprider Canada Mobility Products (“SCMP”).  Our consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles with a reconciliation to United States Generally Accepted Accounting Principals and are presented in Canadian dollars.  All monetary amounts contained in this Annual Report are in Canadian dollars unless otherwise indicated.

Our registered office and our North American office and principal place of business is located at 1360 Cliveden Avenue, Delta, British Columbia, V3M 6K2.

FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F is as of February 29, 2004 unless otherwise indicated.

The following discussion contains forward-looking statements regarding events and financial trends, which may affect our future operating results and financial position.  Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in forward-looking statements.  These factors include, but are not limited to, the fact that we will need additional financing to fully execute our business plan and will be subject to certain risks, all of which factors are set forth in more detail in the section entitled “Risk Factors” at Item 3 and “Operating and Financial Review and Prospects” at Item 5.

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Disclosure under this item is not required as this Form 20-F is filed as an annual report.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Disclosure under this item is not required as this Form 20-F is filed as an annual report.

ITEM 3.    KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financial information, which has been derived from our consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.  The financial data should be read in conjunction with our consolidated financial statements and notes thereto and "Results of Operations" under "Item 5 – Operating and Financial Review and Prospectus".

	Year Ended February 29, 2004	Year Ended February 28, 2003	Year Ended February 28, 2002	Year Ended February 28, 2001	Year Ended February 29, 2000
Sales	$4,394,857	$2,691,777	$2,998,512	$2,571,418	$3,179,941
Earnings (loss) before other income and income taxes	$253,942	($225,433)	($159,706)	($3,750)	($57,439)
Net earnings (loss)	$255,725	($237,433)	($155,714)	$31,111	($44,108)
Earnings (loss) per share	$0.01	($0.01)	($0.01)	$0.01	($0.01)
Diluted Earnings (loss) Per Share	$0.01	($0.01)	($0.01)	$0.01	($0.01)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted average common shares outstanding	46,398,891	45,645,101	30,000,000	30,000,000	30,000,000
Total assets	$1,853,166	$1,416,698	$1,339,820	$870,789	$1,181,770
Capital assets	$49,580	$39,098	$52,052	$65,621	$81,467
Total liabilities	$1,587,862	$1,407,119	$1,167,808	$337,648	$679,740
Advances from Shareholders	$442,257	$352,395	$252,395	$0	$189,913
Shareholder’s equity	$265,304	$9,579	$172,012	$533,141	$502,030

1  No dividends were paid by the Company, but an aggregate of $96,000 (US $66,225) in dividends were paid to various classes of stockholders of 393231 during the fiscal year.

Under U.S. GAAP, all amounts in the foregoing table remain the same except the following:

Earnings (Loss) before other income and taxes	$253,942	($400,433)	($222,752)	($13,669)	($57,439)
Net earnings (loss)	$255,725	($412,433)	($218,760)	$21,192	($44,108)
Total assets	$1,840,064	$1,403,596	$1,326,718	$860,870	$1,181,770
Shareholders' equity	$252,202	($3,523)	$158,910	$523,222	$502,030
Capital Stock	$75,400	$75,400	$400	$400	$400

On August 27, 2004, the Interbank rate of exchange for converting Canadian dollars into United States dollars equaled 1.3079 Canadian dollars for 1 United States dollar.  The following table presents a history of the high and low exchange rates of Canadian dollars into United States dollars for the previous six months:

Month	High	Low
July 2004	1.3385	1.3058
June 2004	1.3820	1.3326
May 2004	1.4003	1.3555
April 2004	1.3795	1.3037
March 2004	1.3570	1.3056
February 2004	1.3512	1.3069

The following table presents a history of the average exchange rates of Canadian dollars into United States dollars as of the last day of each year.

Year	Average Exchange Rate
2003	1.40146175
2002	1.57035976
2001	1.54841633
2000	1.48520240
1999	1.48584024
1998	1.48310319

Risk Factors

The following is an overview of the risk factors to be considered in relation to our business. Specific risk factors to be considered are as follows:

WE ARE DEPENDENT ON PIHSIANG FOR OUR SUCCESS AND IF THIS RELATIONSHIP DETERIORATES OR IS TERMINATED OUR BUSINESS WILL SIGNIFICANTLY SUFFER

For our first 12 years in business, we have been dependent largely upon our Taiwanese scooter supplier, Pihsiang Machinery Manufacturing Co. ("Pihsiang"), for our success. Approximately 86% of our gross revenue during the fiscal year ending February 29, 2004 was attributable to sales of products supplied to SCMP by Pihsiang. In addition, Pihsiang distributes its products to our competitors in the U.S. Our success is dependent upon our reputation for providing quality sales, marketing and distribution services for our dealers.  However, our reputation is, in turn, dependent upon an ongoing supply from Pihsiang of quality products that meet the requirements of the marketplace.  We may continue to rely on Pihsiang to provide the AMS line of scooters which will increase our dependence on Pihsiang in reference to scooter sales.  We recently entered into new manufacturing and distribution agreements with other suppliers for products other than scooters, which are intended to diversify the risk inherent to the Pihsiang relationship.

COMPETITION WITHIN OUR INDUSTRY COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE

The industry within which we operate is highly competitive and price sensitive.  Many of our competitors have substantially greater financial, marketing and human resources than we do.  Our ability to compete favorably is, in large part, dependent upon our ability to maintain low operating costs and to continue our favorable relations with dealers and suppliers in the industry.  Furthermore, as barriers to entry into certain sectors of our business are low, competition may intensify, and there can be no assurance that we will maintain our current level of profitability.

DIRECT DISTRIBUTION BY MANUFACTURERS COULD REDUCE OUR REVENUES AND HARM OUR BUSINESS

Any decision by manufacturers of durable medical equipment to distribute their products directly to end-users through their own sales forces, instead of through distribution intermediaries like us, could have an adverse effect on our business.  Similarly, if large retailers begin operations in Canada and the United States and obtain products directly from manufacturers, it could have an adverse effect on our business.  Within North America, there are manufacturers that manufacture and distribute their products directly to retailers and this may reduce our revenues.

OUR RELIANCE UPON DEALERS COULD BE DETRIMENTAL TO OUR FINANCIAL CONDITIONS IF THOSE DEALERS DO NOT SELL OUR PRODUCTS

Substantially all sales of our products are made through dealers.  If the efforts of our dealers prove unsuccessful, if such dealers abandon or limit their sales of our products or if such dealers encounter serious financial difficulties, our results of operations and financial condition could be materially adversely affected.  The addition of new distribution chains for our products may reduce this risk further.

VOLATILITY IN EXCHANGE RATES MAY BE DETRIMENTAL TO OUR FINANCIAL CONDITIONS

The Company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  Any increased costs due to exchange rates will ultimately reduce our earnings and may also reduce our sales if we are forced to raise the price of our products due to increased costs to us.

DOING BUSINESS OUTSIDE OF CANADA MAY SUBJECT US TO ADDITIONAL RISKS

Historically our operations have been confined to Canada. Our new business model turns our focus towards expanding business into the United States initially, and subsequently into Europe, although there is no assurance that we will be successful with either expansion.  There can be no assurance that we will be successful in our efforts to expand.  Establishing operations outside Canada will expose us to additional risks associated with fluctuations in foreign currency exchange rates. If we expand into Europe, we will also face risks associated with fluctuations between the Euro, U.S. dollar and Canadian dollar. We have no intention at this time of expanding into Latin America, Asia or India.  In addition, international operations are subject to other risks, such as the imposition of government controls, export license requirements, tariffs or taxes and other trade barriers and difficulties in staffing and managing international operations, among others.  There can be no assurance that these and other factors will not have an adverse effect on our financial condition and results of operations.  Currently, we operate exclusively in Canada.  The proposed expansion into the United States and subsequently into Europe may result in us competing directly with Pihsiang and other manufacturers and their distributors of our products.

SUBSTANTIALLY ALL OF OUR ASSETS AND OUR DIRECTORS AND OFFICERS ARE OUTSIDE OF THE UNITED STATES WITH THE RESULT THAT IT MAY BE DIFFICULT FOR INVESTORS TO ENFORCE ANY JUDGMENTS OBTAINED AGAINST US OR ANY OF OUR DIRECTORS OR OFFICERS WITHIN THE UNITED STATES

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

CONFLICTS WITH PIHSIANG COULD AFFECT THE LAUNCH OF OUR BRANDED SCOOTERS

Although the agreement with Pihsiang allows us to sell the AMS line of scooters manufactured by Pihsiang, there is ongoing risk that the manufacturer may terminate this agreement, which would result in the loss of our ability to market these scooters.  We would then have to obtain a new manufacturer to produce our AMS line of scooters and this may be costly and time-consuming.

FAILURE TO EXECUTE OUR PROPOSED BUSINESS PLAN COULD HAVE A MATERIALLY ADVERSE EFFECT ON OUR RESULTS OF OPERATION

Our operations to date have consisted principally of distributing a relatively narrow line of assistive medical products in Canada. The implementation of the broader geographic and product diversification plan now commencing will place substantial demands on management, and it is expected that these demands will intensify as we grow. The effective implementation of the aggressive business plan centered on expansion across the retirement belt, comprising of Florida, Texas, California and the Carolinas as well as other key states in the United States, will require the hiring of additional management personnel to be situated at a U.S. head office skilled in sales, operations and cost control. Since the competition for such personnel can be intense, our inability to attract, integrate and retain additional management personnel, to address additional management needs or to manage growth effectively, could have a material adverse effect on our business, results of operations and prospects.

GOVERNMENT REGULATIONS AND THE STATUS OF HEALTHCARE REIMBURSEMENT ARE FREQUENTLY CHANGING AND IF THE CHANGES ARE ADVERSE, IT WILL AFFECT OUR REVENUE AND PROFITABILITY

Our ability to operate profitably depends in part on the extent to which reimbursement for the cost of the products we sell will be available from government health administration authorities, private health coverage insurers and other organisations. Third-party payers are increasingly challenging the price of medical products, with the result that profit margins are generally being reduced. Significant uncertainty exists as to the reimbursement status of new medical equipment, and there can be no assurance that adequate third party coverage will be available to establish price levels sufficient for us to operate profitably.  A major issue facing our business in the United States is Competitive Bidding, a resolution that was part of the Provider Giveback Bill, which is legislation to increase reimbursement for hospitals and doctors.  The current United States administration believes that in order to control rising medical costs without sacrificing service, market economics should be introduced.  Competitive Bidding involves a process whereby equipment providers provide bids to Medicare and the lowest-cost provider wins the Medicare reimbursement.  The introduction of Competitive Bidding will result in a shakeout of the smaller equipment providers who cannot match the lowest price.  If we cannot provide competitive products to the equipment providers, then this will reduce sales.  There are similar issues regarding competition and reimbursement  in other markets, however we have not fully evaluated specifics in markets other than the United States.

THE DEVELOPMENT OF NEW PRODUCTS MAY MAKE OUR PRODUCTS OBSOLETE, WHICH MAY REDUCE OUR SALES AND COMPETITIVE POSITION

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

OUR DEPENDENCE ON DISTRIBUTION AND RESELLER AGREEMENTS COULD BE DETRIMENTAL TO OUR OPERATIONS

Our success is dependent on the maintenance and acquisition of rights to use and distribute a variety of products sourced mainly offshore.  The majority of our current distribution and reseller agreements with manufacturers are subject to cancellation in the event of our non-performance.  The loss of distribution rights to certain products may significantly decrease our revenues and hamper our ability to compete in the medical equipment and products industry.  Currently we generate 86% of our sales from the sale of products that are manufactured by Pihsiang.  The loss of the Pihsiang agreement would have a material adverse impact on our results.

OUR BUSINESS MAY FAIL

Our financial statements have been prepared on a going-concern basis.  If our business fails, there are no assurances that we will be able to realize our assets and liquidate our liabilities on favorable terms.

IF THE COMPANY FAILS TO SUCCESSFULLY DEVELOP AND INTRODUCE NEW PRODUCTS AND SERVICES, ITS COMPETITIVE POSITION AND ABILITY TO GENERATE REVENUES WILL BE HARMED

We have introduced and intend to continue to introduce additional and enhanced products and services in order to expand our business.  The planned timing or introduction of new products and services is subject to risks and uncertainties, such as market acceptance and distribution issues, which could delay or prevent the introduction of one or more of our new products or services.  As a result,  actual timing may differ materially from original plans.  Moreover, we cannot be sure that any of our new products and services will achieve widespread market acceptance or generate incremental revenue.

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

WE COULD BE SUBJECT TO PRODUCT LIABILITY CLAIMS, WHICH IF SUCCESSFUL, COULD SIGNIFICANTLY IMPACT OUR OPERATIONS

Participants in the medical equipment industry are subject to lawsuits alleging product liability, many of which involve significant damage claims and defense costs.  We currently have in force product liability insurance coverage for $5 million.  Successful claims against us in excess of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition.  Claims made against us, regardless of their merit, also could have a material adverse effect on our reputation.  There can be no assurance that the coverage limits of our insurance policies will be adequate.  While we have been able to obtain product liability insurance in the past and do not anticipate problems in obtaining such insurance in the future, such insurance varies in cost, may be difficult to obtain and may not be available in the future on acceptable terms or at all.

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

Our sales, which have been confined to date to Canada generally, have been highest in the spring and summer.  Moreover, we have experienced, and expect to continue to experience, losses or significantly lower earnings from November to January of each year insofar as Canadian scooter sales are concerned.  Our results of operations have depended significantly upon the weather in the second and third calendar quarters, but could be offset by gains from the introduction of other products such as disposables, rollators, cushions and wheelchairs.  Less than satisfactory net sales during the winter months could have a material adverse effect on our financial condition or results of operations for the year.  In the future, changes in the product mix offered by us, our expansion into Southern United States or other factors, may result in different seasonality trends that may adversely affect our revenues.

OUR RECENT REVENUE GROWTH MAY NOT CONTINUE IN THE FUTURE

There can be no assurance that the revenue growth we experienced in 2004 will continue or increase. Our industry makes the prediction of future results difficult or impossible, and therefore, our recent revenue growth should not be taken as an indication of any growth that can be expected in the future.  Although we believe that the losses during the years ending February 28, 2002 and February 28, 2003 were due largely to the costs associated with the reverse tender offer, we may operate at a loss at any point in the future.  Any increase in our revenues will be dependant on our ability to implement all of the products and services we propose to offer under our business plan which will require us to expend capital on an on-going basis.

OUR LONG-TERM LIQUIDITY AND CAPITAL RESOURCES ARE UNCERTAIN

We believe revenues from current operations combined with our cash resources and lines of credit are adequate to fund our current marketing program in Canada.  We believe we will need to secure additional financing to implement our planned expansion into the U.S.  Other than as described below, we have not entered into any agreements with respect to this additional financing but expect to raise such funds through debt or the offering of stock.  In the event that additional funds are needed, there is no assurance that we will successfully raise or internally generate sufficient capital.  Additionally, any issuances of equity may result in dilution to our existing shareholders or may result in a change of control.  Pursuant to an Equity Line of Credit Agreement with Cornell Capital Partners LP, there is an increased risk of short sales because Cornell intends to sell the shares that it acquires. Furthermore, the sale of our shares by Cornell may adversely affect the market price of our shares given the relatively low trading volumes. It may be more difficult to raise additional equity due to the uncertainty of the timing of issuing shares to Cornell and market price fluctuations.  Lastly, as Cornell may only acquire up to 9.9% of our issued capital, we may not be able to draw further amounts on the Equity Line.  We may require additional financings depending on acquisition costs and working capital needs in the future.  Any additional financings requiring security over assets of SCMP may be limited because we have already pledged those assets to secure a loan from Royal Bank of Canada.  We entered into a five year term subordinated- debt financing for $250,000 with Vancity Capital Corporation beginning in November 2002, with an interest rate of prime plus 10.5%, payable monthly, consisting of principal and interest.  This debt is secured by corporate guarantees and personal guarantees from Ms. Rani Gill and Mr. Harjit Gill, our President and CEO, respectively.  This facility contains certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.

LITIGATION

In April 2003, a former employee filed a wrongful dismissal suit in the Supreme Court of British Columbia for the amount $250,000 based upon his expected earnings over the 5-year term of his contract with us, stating that he was terminated in breach of his contract.  We are disputing this claim based on the belief that he was terminated as per the terms of his contract and we believe that there is no merit to this claim.

PENNY STOCK TRADING RULES MAY ADVERSELY AFFECT A SHAREHOLDER'S ABILITY TO RESELL OUR STOCK

The "penny stock" trading rules impose duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in our stock, including determination of the purchaser's investment suitability, delivery of certain information and disclosures to the purchaser and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.  Compliance with the "penny stock" trading rules affect or will affect a holder’s ability to resell our stock because of the additional duties and responsibilities imposed upon the broker-dealers and salespersons recommending and effecting sale and purchase transactions in such securities.  In addition, many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the "penny stock" trading rules.  Consequently, the "penny stock" trading rules may materially limit or restrict the number of potential purchasers of our stock and the ability of a holder to resell our stock.

DIVIDENDS MAY NOT BE PAID IN THE FUTURE WHICH MAY AFFECT A SHAREHOLDER'S RETURN ON INVESTMENT

We have not paid dividends on our common shares to shareholders for the last several years and we do not intend to pay a dividend in the foreseeable future as any excess funds will be reinvested in implementing our business plan.

RECENT TERRORIST ACTIVITIES AND RESULTING MILITARY AND OTHER ACTIONS COULD ADVERSELY AFFECT OUR BUSINESS

The terrorist acts in New York, Washington, D.C. and Pennsylvania on September 11, 2001 have created an uncertain economic environment and we are unable to predict the impact these events, or the responses thereto, will have on our business.  The continued threat of terrorism within the United States and abroad and military action and heightened security measures in response to such a threat may cause significant economic disruptions throughout the world.  Our business, results of operations and financial condition could be materially and adversely affected to the extent such disruptions result in its inability to effectively market and sell our products.

ITEM 4.    INFORMATION ON THE COMPANY

History and Development of AMS

We were originally incorporated under the Company Act (British Columbia, Canada) on March 5, 1981 as Jacob Gold Corporation.  Our name was subsequently changed to Sargon Resources Ltd. and then to International Sargon Resources Ltd., and later to Canoil Exploration Corporation ("Canoil"). On February 28, 2002 Canoil, which had no operations, material assets or liabilities at the time, acquired 393231 and Ambassador, the corporate partners that own SCMP, a general partnership founded in 1989 and registered by the Registrar of Companies (British Columbia) on June 25, 1992.  Canoil's name was changed to our current name on March 14, 2002.  Our North American office and principal place of business is located at 1360  Cliveden Avenue, Delta, British Columbia, V3M 6K2 (phone: (604) 273-5173).

As at February 29, 2004, the Company’s registered office is located at 1360 Cliveden Avenue, Delta, British Columbia, Canada, V3M 6K2.

We have delivered, since 1989, high quality, reliable and comfortable self-care equipment addressing the requirements of customers seeking to maintain their freedom and independence. We are dedicated to providing innovative, reasonably priced healthcare solutions specially developed or acquired with consumers in mind.

  The Shoprider(R) brand manufactured by Pihsiang, which we represent exclusively in Canada, is recognized for superior design and technical sophistication, as well as for  functionality in mobility products.

  Through warehouse-service centers conveniently located across Canada, we distribute Shoprider(R) scooters and accessories and install, manufacture and assemble a proprietary patient monitoring system, called IER Systems.  IER is an acronym for Integrated Emergency Response.

  We offer an expanding product line of AMS-brand assistive devices such as walkers/rollators, bed assists, bathroom safety and daily living items, and disposable medical supplies and we intend to offer medicated swabs as part of our disposable division, to serve the broader homecare/healthcare market requirements.

The major milestones and events that have changed the nature and the scope of our business are listed below in chronological order.

  In 1989 SCMP was formed to become the exclusive distributor for Canada of the Shoprider(R) line of four-wheeled scooters (a unique first for North America), and began business by introducing three models from warehouse facilities on the West Coast of Canada.

  By 1993 revenues from Shoprider(R) scooters neared $2 million in a Canadian market that was strongest in the Western provinces.

  By 1999, with warehouses and sales operations in British Columbia, Ontario and Quebec, we had in excess of $3.3 million in revenues.

  In 2000-2001 SCMP was acquired by Rani Gill, until then its Controller, and a reverse take-over was completed with Canoil Exploration Corporation resulting in the listing of our shares on the TSX Venture Exchange on February 28, 2002.

  On June 7, 2002 we entered into a Manufacturing & Distribution Agreement with ENSD Corporation, a Taiwanese/Chinese supplier of a wide variety of self-care and homecare products such as wheelchairs and walkers/rollators. This relationship allows us to distribute the supplier’s extensive product range in North America under the AMS brand name, while also gaining for us a source capable of manufacturing under the AMS brand select products and designs originating with and owned by us.  We began to purchase and sell products from this manufacturer as of January 2003.

  On August 21, 2002 we completed our acquisition of Three Kay which owned an Exclusive Agreement to distribute in the North American markets (U.S., Canada and Mexico) certain product lines of two South African manufacturers that comprise the Medical and Surgical Disposables Division of the Alliance Group; GRS Medical Products (Pty.) Ltd. is active in the urology, respiratory and wound drainage fields, and Laminated Technologies produces cotton, gauze and paper products for the healthcare industry. As part of the acquisition, we also obtained the exclusive distribution rights from a third South African medical products innovator not related to the Alliance Group, Evergreen Latex (Pty.) Ltd., to supply a unique polymer surgical glove in both Canadian and American markets.  We started purchasing and selling the products from GRS Medical as of January 2003 and continue to look for opportunities to expand sales of these products.  As for the products from Evergreen Latex, they have not yet been developed and although we do not expect this product to be available in the future, we have kept channels of discussion open between the parties.

  On March 31, 2003 we announced an agreement to acquire technologies from a the University of Connecticut in the field of monitoring technology.  We intend to acquire two patents; one for a coating technology and the other for a telemetry device which transmits information wirelessly to a central processing system.  The technologies can be used to assist seniors in monitoring their vital signs.  These technologies expand our capability to service the overall health of certain segments of the population.  In February 2004 we agreed to amendments to the agreements relating to the Company’s biosensor technology initiative.

  On July 2, 2003 we entered into an agreement to purchase a warehouse facility in the Eastern United States.  The agreement is subject to our receipt of necessary financing.

  On July 3, 2003 we entered into a two year agreement with Supracor for exclusive distribution of the Supracor StimuLITE products in Canada.

  On September 11, 2003 we received a 1.5 million US dollar commitment to fund the Company’s acquisition of its previously announced building acquisition.  The agreement was subject to certain due diligence conditions. As at August 31, 2004, we have not come to an agreement with the lender to allow the Company to access the financing.

  On September 17, 2003 we entered into a three year agreement with Swabplus Canada for the world OEM license of Swabplus’s patented liquid filled swab technology, and any improvements of enhancements of this technology.

  On December 11, 2003 we entered into a renewable one year exclusive agreement with Soleus Mobility of California to market and sell the Soleus Freedom Add-On, a device that transforms any manual operated wheel chair into an automatic one by attaching a motorized component to the leg of the manual chair.

  On February 9, 2004 we purchased the assets of IER Systems, a business involved in the selling of wireless products and services relating to nurse call and emergency alert systems.

Capital Expenditures and Divestitures

On February 28, 2002, we (known as Canoil at the time) acquired 393231 and Ambassador, the corporate partners that own SCMP in exchange for 30,000,000 common shares issued to Rani Gill (50%) and RKGCM Holdings Ltd. (50%), a company controlled by Ms. Gill.  All of these shares are subject to an escrow agreement, pursuant to which 15% of the shares have been released from escrow and 5% of which will be released on September 7, 2004.  Thereafter, 10% of the remaining shares will be released from escrow every six months thereafter until all the shares have been released from escrow.  The final tranche of shares to be released from escrow will be released on September 7, 2008.  Throughout the escrow period, the holder may vote the shares, except in support of an arrangement that would result in the repayment of capital prior to a wind up, and retains the same shareholder rights as the non-escrow shares, including the right to dividends.  The release from escrow of these shares is not subject to the verification of any representations and warranties.  The only condition upon the release of these shares from escrow is the passage of time.

Ms. Gill and RKGCM Holdings Ltd. granted an option entitling us to repurchase from them up to an aggregate of 10,000,000 shares at a price of $0.10 cents per share.  This option is exercisable if, at any time prior to February 2006, Ms. Gill voluntarily terminates her employment with us.

In addition, another 10,000,000 common shares were allocated at closing for possible future issuance.  The 10,000,000 shares would have been issued only in the event that our aggregate earnings before interest, income tax, depreciation and amortization ("EBITDA") for our two fiscal years ending February 28, 2003 and February 29, 2004 were at least $750,000.  In the event EBITDA for these two fiscal years was less than $750,000 but not less than $675,000, a proportionate number of shares (between 9,000,000 and 10,000,000) would have been issued.  In the event EBITDA for the two fiscal years was less than $675,000, none of the 10,000,000 allotted shares would be issued and all further rights to such allotted shares would be terminated.   The company did not attain any of the EBITDA targets and consequently the shares were not and will not be issued.

In our accounting presentation, management determined that Canoil was not a business and that financial statements and pro forma financial statements were not required to be included in this Form 20-F.  Canoil had no long-lived tangible or intangible assets, intellectual property or employees.  Canoil had no processes in place to sustain operations other than minimal processes that enabled it to maintain its listing on the TSX Venture Exchange.  Canoil was not in the business of marketing any products or services or outputs which were utilized to generate revenues.  Prior to the acquisition, Canoil had assets of $153,546 including $133,445 due from SCMP and liabilities of $165,565 which were incurred mostly to maintain its listing.  Canoil had a shareholders deficiency of $12,019.

On August 19, 2002, we acquired all of the shares of Three Kay, a British Columbia-registered company for $50,000. The $50,000 was re-invested by the former owner of Three Kay in exchange for 333,333 shares of our common stock.  We also agreed to pay to the former owner of Three Kay a 10% royalty based on the gross sales of non-surgical gloves and masks.  Three Kay holds the exclusive North American rights - for an initial five years, with an option for further five-year periods - to distribute certain product lines of two South African manufacturer members of the Alliance Pharmaceuticals Ltd. family of companies ("Alliance Group"); one of them - GRS Medical (Pty.) Ltd. - is active in the urology, respiratory and wound drainage fields, and the other - Laminated Technologies - produces cotton, gauze and paper products for the healthcare industry.  GRS holds certificates for ISO9002 and EN46002 accreditation as well as the CE mark on several disposable medical products.  In addition to the sole North American (US, Canada, Mexico) distribution rights for the Alliance Group companies’ product lines, this acquisition also assigned the exclusive distribution rights granted to Three Kay by Evergreen Latex (Pty.) Ltd., of Pretoria, another South African medical products innovator (unrelated to the Alliance Group) to supply a unique polymer surgical glove in both Canadian and other North American markets.  The agreement between GRS and Three Kay was revised in 2003 to a three year agreement with North American rights and exclusivity in Canada.  As of February 2004, the polymer surgical glove had not been manufactured by Evergreen Latex (Pty.) Ltd. and Three Kay does not expect it to be available from Evergreen at any time in the future, although discussions have not been terminated with Evergreen.

Business Overview

We are a growing Company committed to bringing to market across North America the best products, devices and solutions to satisfy mobility for healthcare patients, as well as homecare needs. Since 2000, we have evolved from private partnership focused solely on scooters acquired offshore and distributed exclusively in Canada, to becoming an enterprise that is a contract manufacturer and distributor of assistive medical solutions (including self-care devices enhancing mobility and independence) to North American markets. This transition has involved the development of alliances for geographic and product diversification, plus the addition of product lines of medical equipment targeted at a broader consumer market, together with the potential for the acquisition of existing business units (i.e., distributors/dealers) in the United States.  The potential acquisition of distributor/dealer units in the United States is intended to add additional sales and marketing capability, customer bases and technical skills, all of which it is hoped will serve as a launching-pad for building a Company-owned dealer network strategically positioned in States where the demographics are favorable, such as Florida, Texas, California and the Carolinas. Currently, 100% of our sales are in Canada.  In late 2003 we acquired the assets of IER Systems, a company involved in patient monitoring.  As a result, we are now involved in the manufacture, assembly, installation and development of a software package involved in the monitoring of patients.

We also internally develop and design certain accessories such as walker holders, cane holders, canopies and bed assists.  These product prototypes are then forwarded to local contract manufacturers such as NYACC Designs Ltd. ("NYACC") for production.  We also use contract manufacturers for products such as walkers, wheelchairs, and other accessories.

The introduction of new products is being financed by financing from Vancity Capital Corporation and from our existing lines of credit.

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

  Establish a Company-Owned Distribution/Dealer Network in the United States:  We plan to expand our geographic reach by establishing a distribution/dealer network in the United States centered on dealerships in Florida, California, Texas and the Carolinas.  Through the purchase of existing distributors/dealerships or the establishment of new ones, over the next four to five years we plan to own approximately 100 distribution/dealer locations across the U.S.  Any delays in completing acquisitions will extend the timeline and opportunities may be missed as a result.  We are attempting to negotiate financings both in the form of equity and subordinated-debt to finance the proposed acquisitions in the United States.  While specific transactions announced in North Carolina and Florida have terminated, we continue to have discussions with various parties in North Carolina, Florida, and Texas to set-up or acquire dealerships.  Thus, although the announced acquisitions have not closed, there are no changes in our business plans with respect to these states.

  Leverage Existing Canadian Dealer Networks: To further leverage our 300 dealers across Canada, we are investing in dealer programs and training that will expand the service and operational capabilities of these dealers, as well as promote AMS-branded products. Our service representatives provide initial orientation training to the dealers in addition to ongoing training.  Ongoing training consists of updating dealers of changes in products and providing service and repair training.   We also provide dealers with inventory on consignment to promote the sales of our products.  In addition, we are working to increase the percentage of each dealer's sales by expanding our product portfolio in order to satisfy as many of the assistive equipment requirements of each customer as possible.

Market Analysis

We expect the demand for age-related products such as scooters and other mobility devices will increase significantly over the next decade. By 2000 the average life expectancy in the United States was almost 80 years, up from 47 years in 1900. This longevity has resulted in a growing elderly population.  According to the U.S. Bureau of the Census, not only is the total population growing, but also the senior age groups are growing in relation to the total population.  In the 1990s alone the 65 – and – older crowd increased seven percent to reach 34 million, or 13 percent of the U.S. population (National Center for Health Statistics).  Statistics Canada also has reported that between 1991 and 2001 the number of Canadians aged 80 years and over increased 41.2%.

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

We believe that the growth in senior age groups will yield excellent opportunities in the medical homecare industry in the future.

Assistive medical equipment falls into five principal categories:

  wheelchairs and scooters,

  aids to daily living (i.e., aids for eating and dressing and medical supplies),

  bathroom aids (such as commodes, shower chairs, bathlifts and grab bars),

  seating and positioning aids (cushions and pads, bed assists for example), and ambulatory aids (canes, crutches, wheelchairs and walkers/rollators).

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

Products

We provide power wheelchairs, scooters, scooter accessories, seating and positioning products and bed assists, rollators, wheelchairs and disposable medical supplies, such as surgical/medical gloves. In addition, we have acquired a bathlift that is currently under development.  For the fiscal year ended February 29, 2004, approximately 86% of our total revenue was generated from the sale of scooters, powerchairs, and scooter accessories.  Sales of other products and services represent 14% of our total revenues.

Currently Available Products

  Scooters: We distribute and market  a series of three and four-wheeled motorized scooters under the Shoprider(R) brand name.

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

  Seating and positioning products: We distribute a variety of scooter attachments used for comfort, support, pressure relief and posture control.

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

  Wheelchair cushions: We distribute the line of Supracor cushioning products for wheelchairs.

  Wheelchair motorizing components: We distribute the Soleus Freedom Add-on, a motorized component that converts a manual chair to a motorized wheelchair.

  Home Care Bed Assists: We distribute a bed assist for home use in all types of beds. The NY03 bed assist is constructed of three pieces of 1” steel tubing, with flattened arms that extend between the mattress and box spring. They are secured in place with four anti-slip foam pads and two heavy-duty adjustable straps that snap into buckles. There is a 1½” foam hand grip for added comfort.

  AMS Line of Scooters: We intend to distribute a new line of scooters under the “AMS” name. The new scooters will be based on the existing Shoprider(R) line of scooters, with certain cosmetic modifications. Pihsiang will manufacture the new scooters and Pihsiang and us will jointly own the design of the new scooters. This new line of scooters will include five different models which will include both three and four wheeled scooters.  We will introduce the AMS line of scooters in conjunction with the expansion into the United Sates which is anticipated to be some time in early 2005 depending on financing.

  Rollator and Wheelchair:  We distribute the rollator and wheelchair manufactured by ENSD Corporation. The rollator is a four wheel device to assist the elderly or the disabled to walk in the home or outside.  It has a basket and a seat.  The wheelchair is a transfer chair with loop brakes designed for the movement of the disabled from one place to another.

  Disposable Medical Supplies:  We distribute packaged products consisting of 3 pairs of gloves and 3 pairs of masks.  We also plan to distribute a line of Swabplus products to be offered for sale in 2004.

Product Under Development

  Bathlift: We have purchased all rights and potential patents with respect to a bathlift being developed by Duramed Designs Ltd.  The bathlift uses water pressure from the tap to lower or raise the height of the bathlift which aids individuals in transferring in and out of a bathtub. The unique feature of the unit is that the seat is covered with waterproof foam, which makes the bathlift non-slippery and comfortable to sit on. The unit is capable of lifting a 300 pound person.  We expect the bathlift to be commercially available by 2005 subject to financing.

Principal Markets

Since our inception, we principally have sold products in Canada.  Most of our products are for healthcare patients and their homecare needs with the exception of our proprietary software monitoring system called IER Systems.

Seasonality

Our sales, which have been confined to date to Canada generally, have been highest in the spring and summer.  Moreover, we have experienced, and expect to continue to experience, losses or significantly lower earnings from November to January of each year insofar as Canadian scooter sales are concerned.  Our results of operations have depended significantly upon the weather in the second and third calendar quarters, but could be offset by gains from the introduction of other products such as disposables, rollators, cushions and wheelchairs.  Less than satisfactory net sales during the winter months could have a material adverse effect on our financial condition or results of operations for the year.  In the future, changes in the product mix offered by us, our expansion into Southern United States or other factors, may result in different seasonality trends that may adversely affect our revenues.

Source and Availability of Raw Materials

The Company operates as a distributor, therefore, it does not use any raw materials.

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

  A Co-op Advertising Fund:  We have established a program under which our authorized dealers can claim expenses for the promotion of our products.  This fund is based on each dealer’s quarterly scooter sales.  We refund up to 50% of funds spent by the dealers on advertising up to a maximum of 3% of the dealer’s quarterly scooter sales.

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

We have adopted the following marketing strategies in order to promote a new, Company-branded line of medical products:

  Website:  We have developed a Website (www.amshomecare.com) containing information about our line of products. In the future, the Website will be configured to facilitate online purchasing for our U.S. customers.

  Corporate Dealerships:  We intend to set up a system of distribution/dealerships (with warehouses) focused on key states such as Florida, the Carolinas, Texas, California and some north and Midwest states where customers in our target age categories are substantial.  Certain key distribution/dealer locations will be owned by us, and will have their own sales forces to conduct direct sales of some of our products to the end users or to retail centers.  Some dealerships may be franchised.  They also will function as warehouses from which we will service the dealer network.  To date, no dealerships in the United States have been acquired or established.  We will continue to sell products in Canada through our customer dealer network, but we do not intend to establish master dealerships or a direct sales force for the Canadian market.

  General Advertising:  We have a toll-free telephone line for our customers and dealers. As well, we intend to advertise in trade publications.

The majority of sales currently are handled through our outside sales team consisting of four individuals – a national sales manager, plus two sales executives and one administrative support person.

Competition/Dependence on Pihsiang Arrangement

The homecare medical equipment and supplies markets are highly competitive, price sensitive and fragmented, with a number of competitors offering similar products. Companies compete primarily with respect to price, delivery and service, product design and features, quality and relationships developed between dealers and customers.  Our most significant competitors in our primary markets are Invacare, Pride Mobility Products Corporation, Sunrise Medical Inc., Optiway Technology Inc. and Electric Mobility Inc.  Our most significant competitors in the integrated emergency response systems include, senior tech, Visionlink Wireless, Comtechwireless, Iportcommunications

We do not anticipate that obsolescence will be a factor influencing our business, as we are committed to researching and distributing the latest advances in healthcare equipment and supplies. With respect to pricing issues, our pricing policy is to keep current at all times with pricing trends in the marketplace to ensure that our products are competitive.

We recognize that establishing and building a distribution/dealer network in the U.S. may take some time, but we believe the conditions for this initiative are right. The industry generally consists of a few large manufacturers and distributors servicing a fragmented system of mainly 'Mom & Pop' dealer/distribution operations which can be consolidated.

For our first 12 years in business, we have been dependent largely upon our Taiwanese scooter supplier, Pihsiang, for our success. Approximately 86% of our gross revenue during the fiscal year ending February, 29 2004 was attributable to sales of products supplied to SCMP by Pihsiang. In addition, Pihsiang distributes its products to our competitors in the U.S. Our success is dependent upon our reputation for providing quality sales, marketing and distribution services for our dealers.  However, our reputation is, in turn, dependent upon an ongoing supply from Pihsiang of quality products that meet the requirements of the marketplace.  We may continue to rely on Pihsiang to provide the AMS line of scooters which will increase our dependence on Pihsiang in reference to scooter sales.  We have recently entered into new manufacturing and distribution agreements with other suppliers for other products, which are intended to diversify the risk inherent to the Pihsiang relationship.  Specifically, we expect increased revenues from other products so that over the next few years a greater percentage of our total revenue will be from these new products thereby reducing our reliance on Pihsiang products to generate revenue, but there can be no assurance that we will be successful with these efforts.  There is an ongoing risk of inadequate inventory problems as we expand into other products and other jurisdictions which could harm our financial position.

Proprietary Protection

In the past, our ability to compete has not been dependent on our ability to protect proprietary technology, though this may change with the introduction of new products.  Proprietary protection for products may be sought in the future, depending on the nature of the products acquired or developed by us.  We are considering a patent application for the bathlift we are currently developing.

To our knowledge, Pihsiang owns the trademark Shoprider(R), which it has licensed to us for use in Canada.

We have registered the domain names "amshomecare.com", and "Shoprider.ca", and have registered AMS and AMS Homecare as trademarks and service marks in Canada and the United States.  We have registered the trade names Cobra, Landcruiser, Trailblazer, Firefly and Voyager for use in the medical industry in Canada.

Competitive Strengths

Our goal is to increase our market share by capitalizing on areas that we consider our competitive strengths.  However, being a small to medium business, we will require substantial financing and appropriate execution of our business plan to benefit from these competitive strengths:

  A Strong Brand Franchise: Our expansion plan is premised on marketing our line of products, which are enhanced by the strength and reputation that we have earned in developing the Shoprider(R) brand name in Canada. Shoprider(R) is a widely recognized brand across the North American industry. This brand recognition is an important marketing tool for expanding our customer base in Canada. Our background in the homecare medical industry linked to a brand leader may help us to market our new and distinct line of products effectively throughout the United States.

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

  Dealer Networks:  Our relationships with our Canadian network of independent dealers in more than 300 locations was built over several years, and provides us with a focus on the core functions of design, contract manufacturing and distribution while benefiting from the dealers' local market expertise and ongoing customer support.  Our relationships with our dealers typically are long-term in nature, providing continuity in customer relationships and a strong foundation of product knowledge.

Regulatory Approvals

Our business is affected by government regulation and reimbursement policies. Government regulations differ from country to country and, within the U.S. and Canada, from state to state and province to province. Changes in regulations take place frequently and can impact the size, growth potential and profitability of products sold in each market. All scooters and power wheel chairs as well as the rollator and bathlifts sold under our name require ADP (Assisted Devices Program) approval from the government of Ontario in order for Canadian purchasers of these products to qualify for government assistance. The ADP approval process takes anywhere from three months to a year from the filing of an application to have the products listed.  This process includes the testing of the products for safety and durability.  Approval is also required in the United States in order for the consumers to receive government assistance.  Some of the products will require regulatory approvals in the US in order to be sold in hospitals and for other specialized medical uses, and therefore new product offerings will be initially limited to certain outlets.  The time taken for such approvals can vary from 90 days to one year.  The powerchairs and scooters from Pihsiang are already FDA approved.  We have not yet applied for FDA approval for any other products.

Organizational Structure

The Company wholly-owns the following subsidiaries:

1.

AMS Homecare Canada Inc., formerly Three Kay until changing its name on February 10, 2003, was incorporated under the laws of the Province of British Columbia on October 12, 2000;

2.

AMS Homecare USA Inc. was incorporated under the laws of the State of Delaware on January 17, 2003;

3.

393231 B.C. Limited, which is in the process of being dissolved, was incorporated under the laws of the Province of British Columbia on September 10, 1990; and

4.

Ambassador Holdings Incorporated, which is in the process of being dissolved, was incorporated under the laws of the Province of British Columbia on October 26, 1990.

393231 and Ambassador, the subsidiaries in the process of being dissolved, are doing business as SCMP, a partnership.  At this time neither subsidiary carries out any other business.  Their assets have been transferred to AMS Homecare Canada Inc.

Facilities

We have a leased, furnished warehouse at Cliveden Avenue, Delta, B.C., which also serves as our head office, and have leased premises in Mississauga, Ontario, and Montreal, Quebec.  All of the properties are used for office space or storage.  The terms of each of the leases are as follows:

  Mississauga, Ontario: We have entered into a lease from July 1, 2002 to March 1, 2005, with the Coming Generation, for office and warehouse premises at 2465 Cawthra Road, Mississauga, Ontario.  The rent payable for the 2,232 square foot space is $1,600.00 per month.

  Montreal, Quebec: We have entered into an agreement dated March 1, 2002 with U-Haul to lease 560 square feet of storage space located at 65 Brunswick Boulevard, Montreal, Quebec. Effective March 1, 2002 the rent payable is $800.00. The term of the lease is one month and renews automatically month to month. Ten days notice is required to terminate the lease.

  Delta, British Columbia: We have entered into a lease with Sun Life Assurance Company of Canada until March 2008 for office and warehouse premises at 1360 Cliveden Avenue, Delta, British Columbia.  The annual basic rent for the first two years is $71,513 and $74,788 for the remaining three years.  This new location is over 10,000 square feet.

On July 02, 2003 we announced that we had entered into an agreement to purchase a warehouse facility in the Eastern United States.  The agreement is subject to financing.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of the operating results and our financial position for the year ended February 29, 2004 and the two prior fiscal years and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17.

Results of Operations

Year Ended February 29, 2004

Net sales for the year ended February 29, 2004 increased by 63% to $4,394,857 as compared to $2,691,777 during the same period in 2003.  This increase is primarily due to higher sales volume of existing products and the addition of new products and services introduced during the year.  As at February 29, 2004, 86% of the total sales were from scooters and power chairs with the remaining 14% from sale of cushions, disposables, daily living aids and integrated emergency response monitoring services.  In April 2003, the Company changed its bank credit facility from Scotiabank to the Royal Bank of Canada.  With this move, the Company was able to increase its credit facility from $500,000 to $1,000,000.  With this increased credit facility, the Company was able to increase inventory purchases and consequently generate higher sales from its existing products as well as diversify its product offerings and services.  Although the Company was able to generate higher sales volume, its sales growth and business plan that included expansion into the United States has not been met.

Gross profit as a percentage of net sales increased to 37.6% in 2004 compared to 35.7% during the same period in 2003.  This increase of $691,535 in gross profit is a result of higher sales, and higher margins for the new products and services.  Cost of sales as a percentage of sales declined from 64% for the year ended February 28, 2003 to 62% for the current fiscal year.  This is a result of the Company’s efforts to secure volume discounted pricing for offshore purchases.

Selling expenses as a percentage of net sales were 12.0% for the year ended February 29, 2004 compared to 16.6% for the same period in 2003.  However, the overall dollar amount actually increased by $106,611 in 2004.  This increase is comprised of higher freight and stationery costs totaling $28,394 directly related to higher sales volume.  In addition, the Company added on two employees at the beginning of 2004, resulting in an increase in communication, travel, and salaries expense totaling $105,382.  Advertising costs on the other hand decreased by $27,165 due to a reduction in discretionary spending.

General and administrative costs as a percentage of net sales for the twelve months ended February 29, 2004 were 19.3% compared to 27.5% in the previous year.  The decrease is a direct result of higher sales.  However, the overall dollar amount actually increased by $105,549.  Amortization expense increased by $20,126 for the year ended February 29, 2004 compared to the previous year.  Of the total increase, $18,666 represents the amortization of financing costs resulting from the move to the Royal Bank and a higher credit facility.  The balance of the increase is from the amortization of trademarks.  Occupancy costs increased by $58,844 as a result of the move to a larger office and warehouse in March 2003.  Interest and bank charges increased by $81,353 for the twelve months ended February 29, 2004 compared to the previous year.  Interest expense increase of $70,399 is comprised of interest on shareholder loans, long term debt, and bank credit facility.  In the fiscal year ended February 28, 2003, there was no interest paid or accrued by the Company on the advances from shareholders.  Professional fees decreased by

$36,639 in the fiscal year ended February 29, 2004 as the majority of the US listing costs were incurred in the previous year.  During the fiscal year ended February 29, 2004, salaries and consulting costs decreased by $29,268 due to a reduction in staff during the fiscal year ended February 29, 2004.  Travel costs increased by $29,205 as the Company began to execute its expansion into the United States.

Net income after income taxes was $255,725 for the twelve months ended February 29, 2004 compared to a loss of $237,433 in the previous year.  This increase of $493,158 in net income after income taxes is attributable to higher sales from both existing and new products and services.

Year Ended February 28, 2003

During the fiscal year ended February 28, 2003, we had limited resources as a result of the delays in the Reverse Take Over (the “RTO”) completed on February 28, 2002.  Due to the associated costs of this transaction, inventory levels were constrained and expansion into the U.S. was delayed.  Net sales for the year ended February 28, 2003 decreased by 10% to $2,691,777 as compared to $2,998,512 during the same period in 2002.  This decrease was primarily due to constrained inventory levels during the peak summer months of July and August 2002.  Subsequent to the completion of the RTO, we were able to secure an import trade facility as well as an increase in our bank credit line.  However, due to the lead-time in ordering and receiving goods from Asia, we did not receive the goods purchased using the import credit facility until September 2002.  Furthermore, the increase in the credit facility from the bank was not obtained until the end of August 2002.  Due to the cyclical nature of the key product line of scooters, sales for the year were impacted quite significantly.  Gross profit as a percentage of net sales increased to 35.7% in 2003 compared to 27.6% during the same period in 2002.  This increase is attributable to the change in the mix of the models and products sold during the twelve months ended February 28, 2003.

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

General and administrative costs as a percentage of net sales for the twelve months ended February 28, 2003 were 27.5% compared to 17.2% in the previous year.  The increase is a direct result of lower sales and the additional public company costs since we completed the public company transaction on February 28, 2002.  Insurance expense increased by $17,282 largely due to general market conditions and due to the addition of Directors & Officers coverage.  Occupancy costs increased by $11,726 as a result of increased warehouse space in both Ontario and Quebec.  General and administrative salaries and office costs increased by $13,862 due to the additional staff.  Public company costs including public relations, transfer agent and regulatory and travel costs amounted to $70,505 for the twelve months ended February 28, 2003.  There were no comparative costs in the previous year as we were a private company.  Professional fees increased by $108,570 for the twelve months ended February 28, 2003 from the same period in 2002.  This increase is primarily attributable to the one-time fees related to the filing required by rules and regulations of the United States Securities and Exchange Commission and the proposed listing of our common shares on the NASD Over-the-Counter Bulletin Board.  Interest and bank charges increased by $14,545 from the previous year due to the interest paid on our term debt and import credit facility.

Net loss after income taxes was $237,433 for the twelve months ended February 28, 2003 compared to a loss of $155,714 in the previous year.  This increase in net loss after income taxes of $81,719 is attributable to lower sales and additional public company and US listing costs not included in the previous year.

Year Ended February 28, 2002

Net sales of approximately $3.0 million increased almost 17% over the fiscal year 2001. This increase of $427,094 was due primarily to the fact that scooter sales improved. Gross profit as a percentage of sales fell marginally, from 32.2% to 27.6%, because of foreign exchange exposure from a falling Canadian dollar and a reduction in prices.

Total selling expenses as a percentage of sales were 15.6%, compared to 12.7% for the same period in the fiscal year ending February 28, 2001.  The increase was attributable to the addition of new employees and increased delivery charges, plus costs associated with the reverse take-over.

Total general and administrative costs as a percentage of net sales decreased to 17.2% of net sales for the twelve months ended February 28, 2002 compared to 19.6% for the same period in the previous year. This decrease was a direct factor of higher sales.  Bad debts expense was $22,102 higher for the twelve months ended February 28, 2002 compared to the previous year.  This increase was comprised of a bad debt write-off of $13,713 for one customer who filed for bankruptcy and an increase in the provision for bad debts.  Most other general and administrative costs remained relatively stable.  The amount of general salaries and benefits is comprised mainly of draws taken by the previous owners of the holding companies totaling $159,440.  There were capital expenditures of $1,106 during fiscal year 2002.

Net loss for the year ended February 28, 2002 was $155,714 compared to net earnings of $31,111 for the same period the previous year, representing a decrease in earnings of $186,825.  This decrease in earnings is attributable to higher selling expenses.

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

Warranty Liability.  Prior to 2002, our warranty coverage was over three years for all parts except for the frame, which was lifetime coverage.  We received a 12-month warranty coverage on all parts from our manufacturer up to 2000, after which the coverage was increased to 15 months.  We changed our warranty coverage in 2002.  The warranty coverage now offered is lifetime for the frame, 12 months for battery charges, 12 months for electronics (controller and power seat assembly) and 18 months for the motor, transaxle and brake.  This coverage is only applicable to the customers as an original purchaser of the product from an authorized AMS dealer and does not apply to any subsequent purchase, assignee or other recipient of the product.  This warranty does not cover certain defined wear items.  Since 2002, our warranty obligations to our customers have been substantially reduced by warranties extended by the supplying manufacturer.  We believe that the amounts estimated for future warranty liabilities are immaterial, and thus no provision is made in our financial statements.

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

Deferred Tax Assets and Liabilities.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in earnings in the period that includes the enactment date.  Additionally, taxing jurisdictions could retroactively disagree with the Company's tax treatment of certain items, and some historical transactions have income tax effects going forward.  Accounting rules require these future effects to be evaluated using current laws, rules and regulations, each of which can change at any time and in an unpredictable manner.  Management, based on projections of future taxable income, continually monitors the deferred tax assets.  When projections of future taxable income are not adequate to support the value of recorded deferred tax assets, a valuation allowance is recorded to reduce the assets to its estimated realizable value.

Liquidity and Capital Resources

We continued to finance our operations principally through cash generated by the business, shareholder advances, credit facility from the Royal Bank of Canada and funds obtained from our term debt.  Our borrowing arrangements for the bank contain certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital and ratio of current assets to current liabilities.  The long term debt is a five-year term subordinated debt financing from Vancity Capital Corporation beginning in November 2002, with an interest rate of prime plus 10.5%, payable monthly, consisting of principal and interest.  This debt financing is secured by corporate guarantees and personal guarantees from Ms. Rani Gill and Mr. Harjit Gill.  This financing is also subject to certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital and ratio of current assets to current liabilities.

The amounts outstanding are disclosed in the financial statements.  As at February 29, 2004, our bank demand loan was $779,491 and as at February 29, 2003 was $404,135.  The total amount outstanding under the Vancity Capital Corporation loan was $207,489 as at February 29, 2004 and $247,027 as at February 28, 2003.

Net working capital increased from $451,714 in the fiscal year ending February 28, 2003 to $745,674 for the fiscal year ending February 29, 2004.  This increase is attributable to the increase in accounts receivable, inventory and prepaid expenses and a reduction in accounts payable and accruals.  We believe our net working capital is sufficient for the Company’s current requirements.

Operating activities resulted in cash outflows of $379,836 in the year ended February 29, 2004 compared to $365,025 for the same period in the year ending February 28, 2003.  This increase in cash outflows is attributable to changes in working capital accounts.

Cash flows from financing activities were $425,680 during the 2004 fiscal year compared to $438,774 in the previous year.  These were comprised of advances from shareholders of $89,862 and advances from the bank demand loan of $375,356.  These advances were offset by the principal repayment of the long term loan totaling $39,538.

Cash flows utilized by investing activities were $45,844 for the twelve months ended February 29, 2004 compared to $73,905 in the previous year.  The Company acquired a new computer and automotive equipment totaling $35,765 and disposed of automotive equipment totaling $17,017.  The acquisition of computer equipment was a requirement for the change in the Company’s accounting software in March 2004.  The acquisition of other assets totaling $27,096 is comprised of trademarks, financing costs, and intellectual property.

Pursuant to the Equity Line of Credit Agreement dated, September 12, 2003 with Cornell Capital Partners, LP ("Cornell"), we may, at our discretion, periodically issue and sell to Cornell shares of common stock for a total purchase price of US$5 million. If we wish to trigger an advance, we must deliver advance notice of such intention to Cornell.  The amount of each advance is subject to an aggregate maximum advance amount of US$75,000 with a minimum of six trading-days between each advance. We may request advances under the Equity Line of Credit once the underlying shares are registered with the Securities and Exchange Commission. The costs associated with this registration will be borne by us. Cornell intends to sell any shares purchased under the Equity Line of Credit at the then prevailing market price.  There is a hardship provision in the Agreement in the event that we issue an advance notice to the investor and we fail our performance obligation of delivering the shares purchased by the investor.  We will be liable for any losses suffered by the investor.  There is a lockup period from the date of issuance of the advance notice through the date of the advance.  We shall not within 10 days of the written notice to the investor sell any common stock at less than the bid price.  We also require the consent of the investor to sell common stock during the commitment period for consideration per share less than the bid price of the stock immediately prior to the issuance.  There is pre-closing shares credit where two business days after the advance notice, we shall credit the shares of our common stock to the investor’s account with a depository trust company in the amount equal to the amount of the requested advance divided by the bid price of the common stock as of the advance notice date multiplied by 1.1.  Upon closing of each advance, adjustments will be made to the number of shares to reflect the changes in the fluctuations in the bid price of the stock during the commitment period to properly allocate the number of shares provided to the investor in exchange for the funds received by us.  The purpose of this clause in the agreement is to ensure that we have met part of our commitment to deliver shares by placing the shares in a trust account in preparation for closing.

For each advance of funds by Cornell, the price per share will be based on 95% of the lowest daily volume weighted average price as reported by Bloomberg, L.P., during the 5 trading day period after the date of the advance notice issued by us to Cornell. Furthermore, for each trading day the determined price is lower than US$0.10 per share (so long as our shares are listed on the TSX Venture Exchange), Cornell will acquire 20% fewer shares and will remit a lesser amount of funds based on the determined price.  For example, for a five day trading period, if the stock trades for four days at US$0.10 and on the fifth day trades at US$0.09, then Cornell will be issued 80% of the shares.  Cornell is restricted to owning no more than 9.9% of our issued share capital.

There is also a provision in the agreement for a minimum acceptable price of $0.10.  This provision is valid as long as our shares are listed on the TSX Venture Exchange and we have not waived this provision.  The $0.10 minimum was established because we do not want to complete a financing below this price as long as our shares are listed on the TSX Venture Exchange.  Our share price was $0.10 or above during the time of the initial negotiation

In addition, during the year, finalized in April 2004, we renegotiated certain terms with Cornell and as such, we will pay Cornell a fee of 7% of each advance under the Equity Line of Credit.  There is $10,000 US fee payable to legal counsel for Cornell and a five hundred dollar legal fee payable on every advance.  The revised agreement has been submitted for approval with the TSX Venture in the first week of June 2004.

The number of shares issued under the Equity Line of Credit is determined by us, subject to the restrictions set out in the agreement.  However, the issuance of shares related to the equity line will result in dilution to the shareholders and could result in a change of control.  We intend to use any proceeds from the sale of common stock under the equity line for working capital.  The principle factors that will be considered at the time of requesting a draw on the equity line are the market price of our common shares, with a view to avoiding excessive dilution to our outstanding share capital, the liquidity of our common shares and our capital requirements and whether these requirements could be serviced more economically through means other than the equity line.  A listing on the NASD Over-the-Counter Bulletin Board was a condition of the financing and this condition has been met as of March 2004 as we obtained the NASD Over-the-Counter Bulletin Board listing.  We expect the completion of the transactions related to the Equity Line of Credit in 2004.  The agreement is subject to the approval of the British Columbia Securities Commission.

In addition, we engaged Westrock Advisors, Inc., a registered broker-dealer, to advise us in connection with the Equity Line of Credit. For its services, Westrock Advisors will receive 100,000 shares upon closing of the Equity Line of Credit.

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

Contractual Obligations

Year	Principal repayments of Long term debt	Operating Leases
2005	$45,795	$76,981
2006	$53,255	$74,788
2007	$61,816	$74,788
2008	$46,623	$74,788
TOTAL	$207,489	$301,345

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth all of our current directors and executive officers, with each position and office held by them.  Each director’s terms of office expires at the next annual general meeting of shareholders.

All of our Directors and Senior Management and our subsidiary own, as a group, 29,346,201 shares or 63.25% of all of our outstanding shares as at  February 29, 2004.

Name, Age and Position Held	Director since	Number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised	Principal Occupation During the Past Five Years
Rani Gill (2) Age 39 President and Director	March 1, 2002	27,466,277	President and CFO of the Company, Owner and Controller of SCMP (partnership)
Ranjodh Sahota (1) Age 35 Director	September 19, 2003	115,500	Employment Assistance Officer for Ministry Human Resources, Developer
Terrence Barry Coughlan Age 58 Director	November 26, 2001 to July 26, 2004	0	President, TBC Investments Ltd.
Jan Karnik (1) Age 39 Director	November 26, 2001	55,000	Senior Account Manager for software technology company, Manager, UMA Engineering
Amarjit Mann (1) Age 29 Director	August 27, 2002	664,800	Pharmacy owner
Harjit Gill(2) Age 39 CEO and Director	August 27, 2002	1,044,624	CEO and General Manager of AMS Homecare Inc., Investment Advisor

(1)

Members of the Audit Committee.

(2)

Mr. Harj Gill is the spouse of Ms. Rani Gill.

We have an Advisory Committee, which is currently comprised of two members, Mr. Lenoski and Dr. Moussy.  Mr. Lenoski, has more than 20 years experience as an officer and director with both government and corporate organizations.  He also assists in a management consultancy capacity specializing in corporate marketing, financial communications/public & investor relations and administration for emerging growth public companies. Mr. Lenoski obtained a Bachelor of Arts from the University of British Columbia in 1969, a Masters in Arts from Carleton University, Ottawa, in 1972 and a Masters in Philosophy (Organizational Development/Behavior) from the University of Essex, England, in 1982.  Mr. Lenoski’s was issued 100,000 options for his duties as an advisor.  Dr. Francis Moussy as an advisor to the Company with regards to the telemetry device negotiated with the University of Connecticut.  Dr. Moussy is an expert in the emerging field of Biosensor technology.  He has lectured and served as a panel member at numerous conferences on biosensor technology and related research arenas including at the US National Institutes of Health's BECON 2002 Sensor Symposium.  The members of the Advisory Committee and any future members will be compensated for services provided through the issuance of stock options approved and issued by the Board.

The business background and principal occupations of our officers, directors, and senior management for the preceding five years are as follows:

Rani Gill

From 1989 until 2000 she was our Controller and in 2000-2001 became the owner of the SCMP partnership.  Included among her professional accomplishments is previous responsibility for the accounting and administration functions inside a $70 million sales and service organization.  She was appointed our President in March 2002.  Ms. Gill obtained a Bachelor in Administration from Simon Fraser University, Burnaby, British Columbia in 1986. She was granted a Certified Management Accountant designation from the British Columbia Society of Management Accountants in 1992. She has been the controller of Prostar Interactive Mediaworks and Serviceworks Distribution Inc. since July 1994. Ms. Gill was responsible for the initial set-up and the ongoing administration of all our operations in the United States.  She is currently our President, CFO and is the Chairperson for the Company.  She is responsible for administration and finance.

Ranjodh Sahota

Mr. Sahota has been involved in residential real estate development as both general contractor and owner for last 10 years.  He has also operated his family pressure washing business during the last 10 years.  From 1993 to 2003 Mr. Sahota has worked in the Ministry of Children and Family of the Government of British Columbia as a Peace Officer, and recently as an Employment Assistance Officer, Ministry of Human Resources.

Terrence Barry Coughlan

Mr. Coughlan is the President of a private investment company.  Over the past 20 years he has been involved in the financing of companies on the CDNX, TSE, NASD Over-the-Counter Bulletin Board and NASDAQ stock exchanges.  Mr. Coughlan currently sits on the boards of Great Basin Gold, Taseko Mines Ltd., Icon Capital Inc., and Tri-Alpha Investments Ltd.  All of these companies are publicly traded.

Jan Karnik

Mr. Karnik is currently a senior account manager for a software technology company, and has worked as a senior official of a major B.C-based engineering firm, where he was responsible for a division with 140 employees. He has a Bachelor of Science degree (physics) from Simon Fraser University and has obtained his M.B.A.

Amarjit Mann

Mr. Mann holds a Pharmacy degree and an MBA from the University of British Columbia, and is owner of a pharmacy in Surrey, B.C.

Harjit Gill

Mr. Gill holds a Bachelor of Science Degree from the University of Waterloo, carries the Certified Investment Manager Designation and is a Fellow of the Canadian Securities Institute.  He has worked as a Financial Advisor with major Brokerage firms in Canada, and was our General Manager.  Currently, as our Chief Executive Officer, he is responsible for the execution of the overall business strategy and administration.

Board Practices

The current directors were elected to their position at the annual meeting of shareholders held on September 19, 2003.  The directors continue to serve until the next meeting of shareholders to be held in 2004.  Our officers are elected by the board and serve at the board’s pleasure.  Directors are appointed annually at the annual general meeting of shareholders.

We have not entered into service contracts with any of our directors.  The Audit Committee meets once per quarter and is comprised of three independent directors.  We have not formed a compensation committee.

Compensation

The aggregate direct or indirect remuneration paid to our directors and officers as a group during the year ended February 29, 2004 for services to us in all capacities, was $118,8000.  Certain information about payments to particular officers and directors is set out in the following table:

Name and Principal Position	Year Ended Feb. 29	Annual Compensation			Long Term Compensation			All Other Compen-sation
		Salary	Bonus	Other Annual Compen-sation	Awards		Payouts
					Securities Under Options/ SARs(1) granted	Restricted Shares or Restricted Share Units	LTIP(2) Payouts
Rani Gill President and Director	2004	$59,400	0	0	700,000	0	0	0
Terrence. Barry Coughlan Director	2004	$0	0	0	200,000	0	0	0
Jan Karnik Director	2004	$0	0	0	200,000	0	0	0
Amarjit Mann Director	2004	$0	0	0	200,000	0	0	0
Harjit Gill CEO and Director	2004	$59,400	0	0	600,000	0	0	0

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

Employees

As of February 29, 2004, we had a total of twelve employees/contract employees (eleven full-time employees/contract employees and one part-time employees).  There are nine employees/contract employees located in the Vancouver office and two employees located in Ontario and one in Montreal.  None of the employees are unionized.

Share Ownership of Directors and Senior Management

Name and Title	Share Ownership	% Share Ownership
Rani Gill President and Director	27,466,277	59.2%
Ranjodh Sahota Director	115,500	0.25%
Terrence. Barry Coughlan Director	Nil	-
Jan Karnik Director	55,000	0.11%
Amarjit Mann Director	664,800	1.4%
Harjit Gill CEO and Director	1,044,624	2.25%
All Directors and Senior Management as a group	29,346,201	63.21%

Stock Options

As of February 29, 2004, we have granted a total of 2,130,000 stock options.  A total of 1,900,000 stock options are granted to our directors with the remaining issued to employees.  The exercise  price of the options is $0.25 and they expire five years after they have been issued.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

The following table sets forth, as of February 29, 2004, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares. Unless otherwise indicated by footnote, we believe that the beneficial owners of the common shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such common shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

The shareholders below have identical voting rights to the other shareholders.

Title of Class	Identity of Holder	Number of Common Shares	Percentage of Beneficially Owned
Common shares	Rani Gill	27,466,277	59.2%

United States Shareholders

As of February 29, 2004,  we had 46 registered shareholders with addresses in the United States representing less than 2% of the issued and outstanding shares.  In addition, residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

Related party transactions

None of our directors or senior officers, and no associates or affiliates of any of them is or has been indebted to us or our subsidiaries at any time. None of our experts or counsel was employed on a contingent basis or owns any shares which is material to such person.

ITEM 8.    FINANCIAL INFORMATION

Financial Information

Our audited consolidated financial statements for the last three fiscal years ended February 29, 2004, including our consolidated balance sheets, the consolidated statements of operations and deficit and the notes to those statements and the auditor’s report thereon, are included in this Form 20-F.

Revenue Recognition

Revenue is recognized upon shipment of good to the end dealer subsequent to the confirmation of price and payment terms.  There are no return or price adjustment rights granted as an order is only shipped upon receipt of a written or verbal purchase order confirming the price of the gods being shipped.  The Company offers consignment inventory to certain dealers upon receipt of signed agreement from the dealer.  The Company retains title to the inventory until such time as the customer provides a written or verbal purchase order confirming the sale.  At this time, the Company issues an invoice and recognizes the revenue.  Sales representatives are responsible for confirming on a monthly basis all consignment stock at their customers.  An independent confirmation is obtained by head office at each year-end.  The value of consignment inventory as at February 29, 2004, February 28, 2003, and February 28, 2002 was $240,668, $185, 313 and  $66,215, respectively.

ITEM 8B.    SIGNIFICANT CHANGES

Other than as set out, there have been no significant changes in our business in the period from February 29, 2004 until the date of this document.

A former employee is currently seeking a claim against the Company for $250,000 for wrongful termination of employment contract.  The Company is defending this action, but because legal proceedings are involved, settlement of the claim could be delayed for a prolonged period.  Management believes that the Company will be successful in defending this claim and the Company’s legal counsel is currently in the process of filing a counterclaim against the employee.  At this point, no accrual for this contingency is recorded in these financial statements.

A former employee has filed a wrongful dismissal claim against the Company.  The Company is defending this action and management believes that the Company will be successful in defending this claim.  The Company believes this lawsuit is without merit and, accordingly, no amount has been recorded in the consolidated financial statements as at February 29, 2004.

ITEM 9.    THE OFFER AND LISTING

Price History

Our common shares were listed and posted for trading on the TSX Venture Exchange (symbol AHC) from March 15, 2002 until the company was delisted on August 20, 2004.  Our common shares have been quoted on the NASD Over-The-Counter Bulletin Board (symbol AHCKF.OB) since March 8, 2004.

The annual high and low market prices for the five most recent full financial years are set forth in the table below.

YEAR	HIGH	LOW
03/01/03 – 02/29/04	$0.24	0.07
03/01/02 – 02/28/03	0.20	0.06
03/01/01 – 02/28/02*	-	-
03/01/00 – 02/28/01*	0.21	0.05
03/01/99 – 02/29/00	0.30	0.07

* Trading of the stock was suspended from September 2000 through February 2002.

For the two most recent full financial years the high and low market prices for each full financial quarter are set forth in the table below.

QUARTER	HIGH	LOW
12/01/03 – 02/29/04	$0.24	0.07
09/01/03 – 11/30/03	0.12	0.07
06/01/03 – 08/31/03	0.15	0.09
03/01/03 – 05/31/03	0.18	0.10
12/01/02 – 02/28/03	0.20	0.08
09/01/02 – 11/30/02	0.13	0.07
06/30/02 – 08/31/02	0.12	0.06
03/01/02 – 05/31/02	0.19	0.07

For each of the most recent six months the high and low market prices are set forth in the tables below.

TSX Venture Exchange:

MONTH	HIGH	LOW
07/04	$0.15	0.10
06/04	0.15	0.09
05/04	0.15	0.10
04/04	0.17	0.13
03/04	0.19	0.13
02/04	0.19	0.13

NASD Over-The-Counter Bulletin Board:

MONTH	HIGH	LOW
08/04	$0.25	0.08
07/04	0.12	0.09

At July 31, 2004, we had 46,648,891 common shares issued and outstanding and held by estimated 130 registered owners of record.

ITEM 10.    ADDITIONAL INFORMATION

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

As at February 29, 2004 our authorized and issued capital is as follows:

Authorized:

300,000,000 common shares without par value

200,000,000  Preference shares without par value

Issued:

46,398,891 common shares

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

Shareholders

An annual general meeting shall be held once in every calendar year and within 13 months of the last annual general meeting at such time and place as may be determined by the directors.  A quorum at an annual general meeting and special meeting shall be one member present in person or by proxy or (being a corporation) represented in accordance with the Company Act, holding not less than one voting share. We believe there is no limitation imposed by the laws of British Columbia or by the memorandum or our other constituent documents on the right of a non-resident to hold or vote the common shares.

Material Contracts

We have entered into the following material contracts:

The Pihsiang Manufacturing and Distribution Agreement is a two year agreement expiring in December 2004, whereby we hold the exclusive Canadian rights to distribute Shoprider(R) Brand scooters and power chairs.  We agreed to purchase a minimum number of scooters during the term of the agreement. Also, we agreed to spend a percentage of our scooter sales to promote the Shoprider(R) products.

On September 12, 2003, we entered into a formal Equity Line of Credit Agreement with Cornell Capital Partners LP, a New Jersey limited partnership pursuant to which Cornell has committed to purchase up to $5,000,000 of our common shares over a two-year period.  This financing is subject to the approval of the British Columbia Securities Exchange.  In conjunction with this agreement, we entered into a Placement Agency Agreement with Westrock Advisors, Inc. to act as our placement agent.  Pursuant to this Agreement we will issue 100,000 shares to Westrock upon the filing of a registration statement that registers the securities issued pursuant to the Equity Line of Credit.

On March 31, 2003, we entered into an agreement to acquire technologies from the University of Connecticut in the field of invasive monitoring technology.  On May 3, 2004 we announced that we had closed these agreements which will result in yearly payments of US$25,000 per year to maintain these rights.

On July 2, 2003, we entered into an agreement to purchase a warehouse facility in the Eastern United States.  This transaction is subject to financing and is expected to close in 2004.  We would like to ensure that one of our financings is in place before closing this transaction.

Inspection of Documents

Paper copies of documents and exhibits referenced in this Form 20-F may be viewed at the Company’s principal office at 1360 Cliveden Avenue, Delta, British Columbia, Canada, V3M 6K2.

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

Currently 99% of our operations are in Canadian dollars.

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

Generally, our shares will not be "taxable Canadian property" at a particular time provided that such shares are listed on a prescribed stock exchange (which proposed legislation includes the TSX Venture Exchange), the holder does not use or hold, and is not deemed to use or hold, our shares in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of our capital stock at any time within sixty months preceding the particular time.  As of August 20, 2004, the company voluntarily de-listed from the TSX Venture Exchange and as such there may tax implications to United States shareholders and these security holders should consult their own tax advisors.

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

PART II

ITEM 13.    DEFAULTS, DIVIDENDS ARREARS AND DELINQUENCIES

As of February 29, 2004, there was no material default in the payment principal, interest, a sinking or purchase fund instalment.  Furthermore, there was no material default that was not cured relating to indebtedness of the Company or any of its subsidiaries.

The Company has not declared or issued any dividends for the fiscal year ended February 29, 2004.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

As at February 29, 2004, there have been no material modifications to the rights of security holders and the use of proceeds.

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

ITEM 16.    AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.            Audit Committee Financial Expert

The Registrant currently has two independent directors on its audit committee who are financial experts, Jan Karnik, who is the Chairman, and Amarjit Mann.  Also, the Registrant retained the audit services of chartered accountants to perform the audit on its year-end consolidated financial statements.

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

C.

Principal Accountant Fees and Services

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by our independent auditors on a case-by-case basis.  In making such determinations, the Audit Committee considers whether the provision of non-audit services is compatible with maintaining the auditor’s independence.  All of the non-audit services provided by our independent auditors in the year ended February 29, 2004 were pre-approved in accordance with this policy.

The following table discloses accounting fees and services of the Registrant:

Type of Services Rendered	2003 Fiscal Year (CAD$)	2004 Fiscal Year (CAD$)

(a) Audit Fees	$49,500	$16,500

(b) Audit-Related Fees	$11,250	$33,073

(c) Tax Fees	$10,750	$16,824

(d) All Other Fees	-	-

PART III

ITEM 17.    FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements are incorporated by reference to this Item.

All financial statements herein are stated in accordance with Canadian Generally Accepted Accounting Principles and there have been no significant charges since the date of the annual financial statements.

(a)

The following Financial Statements pertaining to our consolidated financial statements are filed as part of this Registration Statement:

Exhibit Reference #
N/A	Report of Independent Accountants
Consolidated Balance Sheet
Consolidated Statements of Operations
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

The following exhibits are incorporated by reference to this Item.  The following Exhibits are filed with this annual report:

Exhibit Reference	Name
1.1	Memorandum – Filed with Form 20F/A on January 24, 2003
1.2	Articles – Filed with Form 20F/A on January 24, 2003
4.1	Pihsiang Manufacturing and Distribution Agreement dated January 8, 2001
4.2	Pihsiang Manufacturing and Distribution Agreement dated June 7, 2002 – Filed with Form 20F/A on May 14, 2004
4.3	Three Kay Share Purchase Agreement dated June 7, 2002 – Filed with Form 20F/A on January 24, 2003
4.4	Escrow Agreement dated February 21, 2002 – Filed with Form 20F/A on January 24, 2003
4.5	Itrade Finance Agreement dated July 22, 2002 – Filed with Form 20F/A on December 8, 2003
4.6	Vancity Capital Corp. Agreement dated October 11, 2002 – Filed with Form 20F/A on December 8, 2003
4.7	Sun Life Assurance Company of Canada Lease Agreement dated March 14, 2003 – Filed with Form 20F/A on December 8, 2003
4.8	Royal Bank of Canada Credit Facility Agreement dated April 9, 2003
9.1	Consent of Grant Thornton LLP
9.2	Consent of HLB Cinnamon Jang Willoughby
10.1	Equity Line of Credit Agreement dated September 12, 2003 – Filed with Form 20F/A on September 29, 2003
10.2	Registration Rights Agreement dated September 12, 2003
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1

Certification of the Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of the Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Dated:

August 31, 2004

AMS Homecare Inc.,
a British Columbia Corporation

By

/s/  Rani Gill

Rani Gill

President and Director