Form 20-F
period 2005-02-28
AMS HOMECARE INC
filed 2005-08-31
CIK 1201784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934   [   ]

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2005           [ X ]

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________________ to ______________________________  [   ]

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

NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  46,648,891 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 [   ] Yes   [ X ]  No

Indicate by check mark which financial statement item the registrant has elected to follow.

 [   ]  Item 17   [ X ]   Item 18

TABLE OF CONTENTS

                                                                                                                                                                                                                           Page

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS                                                             1

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE                                                                                                1

ITEM 3.

KEY INFORMATION                                                                                                                                                  2

ITEM 4.

INFORMATION ON THE COMPANY                                                                                                                     10

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                                                               22

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                                                                 28

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                                                                 35

ITEM 8.

FINANCIAL INFORMATION                                                                                                                                   35

ITEM 8B.

SIGNIFICANT CHANGES                                                                                                                                         36

ITEM 9.

THE OFFER AND LISTING                                                                                                                                       36

ITEM 10.

ADDITIONAL INFORMATION                                                                                                                                37

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK                                                  41

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES                                                               41

PART II

ITEM 13.

DEFAULTS, DIVIDENDS ARREARS AND DELINQUENCIES                                                                              41

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS          41

ITEM 15.

CONTROLS AND PROCEDURES                                                                                                                            42

ITEM 16.

AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL

ACCOUNTANT FEES AND SERVICES                                                                                                                  42

PART III

ITEM 17.

FINANCIAL STATEMENTS AND EXHIBITS                                                                                                         44

INTRODUCTION AND USE OF CERTAIN TERMS

AMS Homecare Inc. is a corporation incorporated under the Company Act (British Columbia, Canada) on March 5, 1981.  As used herein, except as the context otherwise requires, the term “we”, “our” or the “Company” refers to AMS Homecare Inc. and its subsidiaries, including 393231 B.C. Limited ("393231"), Ambassador Holdings Incorporated ("Ambassador") and Three Kay Enterprises Inc. ("Three Kay") (now called AMS Homecare Canada Inc.), and AMS Homecare USA Inc..  393231 and Ambassador are doing business as Shoprider Canada Mobility Products (“SCMP”).  Our consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles with a reconciliation to United States Generally Accepted Accounting Principals and are presented in Canadian dollars.  All monetary amounts contained in this Annual Report are in Canadian dollars unless otherwise indicated.

Our registered office and our North American office and principal place of business is located at 1360 Cliveden Avenue, Delta, British Columbia, V3M 6K2.

FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F is as of February 28, 2005 unless otherwise indicated.

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

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003	Year Ended February 28, 2002	Year Ended February 28, 2001
Sales	$5,470,434	$4,394,857	$2,691,777	$2,998,512	$2,571,418
Earnings (loss) before other income and income taxes	$38,558	$253,942	($225,433)	($159,706)	($3,750)
Net earnings (loss)	$19,758	$255,725	($237,433)	($155,714)	$31,111
Earnings (loss) per share	$0.01	$0.01	($0.01)	($0.01)	$0.01
Diluted Earnings (loss) Per Share	$0.01	$0.01	($0.01)	($0.01)	$0.01
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted average common shares outstanding	46,632,453	46,398,891	45,645,101	30,000,000	30,000,000
Total assets	$2,569,901	$1,853,166	$1,416,698	$1,339,820	$870,789
Capital assets	$55,035	$49,580	$39,098	$52,052	$65,621
Total liabilities	$2,249,839	$1,587,862	$1,407,119	$1,167,808	$337,648
Advances from Shareholders	$501,607	$442,257	$352,395	$252,395	$0
Shareholder’s equity	$320,062	$265,304	$9,579	$172,012	$533,141

Under U.S. GAAP, all amounts in the foregoing table remain the same except the following:

Earnings (Loss) before other income and taxes	$38,558	$253,942	($400,433)	($222,752)	($13,669)
Net earnings (loss)	$19,758	$255,725	($412,433)	($218,760)	$21,192
Total assets	$2,560,155	$1,840,064	$1,403,596	$1,326,718	$860,870
Shareholders' equity	$310,316	$252,202	($3,523)	$158,910	$523,222
Capital Stock	$75,400	$75,400	$75,400	$400	$400

On August 29, 2005, the Interbank rate of exchange for converting Canadian dollars into United States dollars equaled 1.1986 Canadian dollars for 1 United States dollar.  The following table presents a history of the high and low exchange rates of Canadian dollars into United States dollars for the previous six months:

Month	High	Low
July 2005	1.2436	1.2027
June 2005	1.2589	1.2330
May 2005	1.2734	1.2385
April 2005	1.2618	1.2185
March 2005	1.2494	1.2053
February 2005	1.2584	1.2335

The following table presents a history of the average exchange rates of Canadian dollars into United States dollars as of the last day of each year.

Year	Average Exchange Rate
2004	1.30152024
2003	1.40146175
2002	1.57035976
2001	1.54841633
2000	1.48520240

Risk Factors

The following is an overview of the risk factors to be considered in relation to our business. Specific risk factors to be considered are as follows:

WE ARE DEPENDENT ON PIHSIANG FOR OUR SUCCESS AND IF THIS RELATIONSHIP DETERIORATES OR IS TERMINATED OUR BUSINESS WILL SIGNIFICANTLY SUFFER

For our first 12 years in business, we have been dependent largely upon our Taiwanese scooter supplier, Pihsiang Machinery Manufacturing Co. ("Pihsiang"), for our success. Approximately 86% of our gross revenue during the fiscal year ending February 28, 2005 was attributable to sales of products supplied to SCMP by Pihsiang. In addition, Pihsiang distributes its products to our competitors in the U.S. Our success is dependent upon our reputation for providing quality sales, marketing and distribution services for our dealers.  However, our reputation is, in turn, dependent upon an ongoing supply from Pihsiang of quality products that meet the requirements of the marketplace.  We may continue to rely on Pihsiang to provide the AMS line of scooters and power chairs which will increase our dependence on Pihsiang in reference to scooter sales.  We have also entered into new manufacturing and distribution agreements with other suppliers for products other than scooters, which are intended to diversify the risk inherent to the Pihsiang relationship.  In addition to product diversification, we also provide monitoring services using our proprietary software called IER Systems.  We are also in the process of expanding our business by setting up retail outlets in the United States called “65 Plus”.

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

DOING BUSINESS OUTSIDE OF CANADA MAY SUBJECT US TO ADDITIONAL RISKS

Historically our operations have been confined to Canada. Our new business model turns our focus towards expanding business into the United States, although there is no assurance that we will be successful with either expansion.  There can be no assurance that we will be successful in our efforts to expand.  Establishing operations outside Canada will expose us to additional risks associated with fluctuations in foreign currency exchange rates. We have no intention at this time of expanding into Europe, Latin America, Asia or India.  In addition, international operations are subject to other risks, such as the imposition of government controls, export license requirements, tariffs or taxes and other trade barriers and difficulties in staffing and managing international operations, among others.  There can be no assurance that these and other factors will not have an adverse effect on our financial condition and results of operations.  Currently, we operate exclusively in Canada.  The proposed expansion into the United States may result in us competing indirectly with Pihsiang and other manufacturers and their distributors of our products.

SUBSTANTIALLY ALL OF OUR ASSETS AND OUR DIRECTORS AND OFFICERS ARE OUTSIDE OF THE UNITED STATES WITH THE RESULT THAT IT MAY BE DIFFICULT FOR INVESTORS TO ENFORCE ANY JUDGMENTS OBTAINED AGAINST US OR ANY OF OUR DIRECTORS OR OFFICERS WITHIN THE UNITED STATES

Substantially all of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States.  We are only in the process of setting up our retail outlets at this time.  In addition, our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

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

FAILURE TO EXECUTE OUR PROPOSED BUSINESS PLAN COULD HAVE A MATERIALLY ADVERSE EFFECT ON OUR RESULTS OF OPERATION

Our operations to date have consisted principally of distributing a relatively narrow line of assistive medical products in Canada. The implementation of the broader geographic and product diversification plan now commencing will place substantial demands on management, and it is expected that these demands will intensify as we grow. The effective implementation of the aggressive business plan centered on expansion in the United States will require the hiring of additional management personnel to be situated at a U.S. head office skilled in sales, operations and cost control. Since the competition for such personnel can be intense, our inability to attract, integrate and retain additional management personnel, to address additional management needs or to manage growth effectively, could have a material adverse effect on our business, results of operations and prospects.

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

Our sales, which have been confined to date to Canada generally, have been highest in the spring and summer.  Moreover, we have experienced, and expect to continue to experience, losses or significantly lower earnings from November to January of each year insofar as Canadian scooter sales are concerned.  Our results of operations have depended significantly upon the weather in the second and third calendar quarters, but could be offset by gains from the introduction of other products such as disposables, rollators, cushions and wheelchairs.  Less than satisfactory net sales during the winter months could have a material adverse effect on our financial condition or results of operations for the year.  In the future, changes in the product mix offered by us, our expansion into United States or other factors, may result in different seasonality trends that may adversely affect our revenues.

OUR RECENT REVENUE GROWTH MAY NOT CONTINUE IN THE FUTURE

There can be no assurance that the revenue growth we experienced in 2005 will continue or increase. Our industry makes the prediction of future results difficult or impossible, and therefore, our recent revenue growth should not be taken as an indication of any growth that can be expected in the future.  Although we believe that the losses during the years ending February 28, 2002 and February 28, 2003 were due largely to the costs associated with the reverse tender offer, we may operate at a loss at any point in the future.  Any increase in our revenues will be dependant on our ability to implement all of the products and services we propose to offer under our business plan which will require us to expend capital on an on-going basis.

OUR LONG-TERM LIQUIDITY AND CAPITAL RESOURCES ARE UNCERTAIN

We believe revenues from current operations combined with our cash resources and lines of credit are adequate to fund our current marketing program in Canada.  We believe we will need to secure additional financing to implement our planned expansion into the U.S.  Other than as described below, we have not entered into any agreements with respect to this additional financing but expect to raise such funds through debt or the offering of stock.  In the event that additional funds are needed, there is no assurance that we will successfully raise or internally generate sufficient capital.  Additionally, any issuances of equity may result in dilution to our existing shareholders or may result in a change of control.  We may require additional financings depending on acquisition costs and working capital needs in the future.  Any additional financings requiring security over assets of AMS may be limited because we have already pledged those assets to secure a loan from Royal Bank of Canada.  We entered into a five year term subordinated-debt financing for $250,000 with Vancity Capital Corporation beginning in November 2002, with an interest rate of prime plus 10.5%, payable monthly, consisting of principal and interest.  This debt is secured by corporate guarantees and personal guarantees from Ms. Rani Gill and Mr. Harjit Gill, our President and CEO, respectively.  We have also entered into a five year term subordinated debt financing for $250,000 with the Business Development Bank of Canada beginning in September 2004 with an interest rate of floating base rate plus variance of 7.5%, payable monthly, consisting of principal and interest.  Both of these facilities contains certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.

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

On March 11, 2005, the company announced that it had filed a Statement of Claim in British Columbia Supreme Court alleging the TSX Venture Exchange and certain of its employees acted deliberately to delay the company’s reverse takeover (RTO) of Shoprider Canada Mobility Products between August 2000 and February 2002.  The company believes that both the company and the vendors of the RTO target suffered damages as a result of the delay.  The company has estimated the amount of the alleged damages but has not at this time finalized the final amount of these damages.  The lawsuit to date has been financed by the Directors.  The Directors have claimed no amount.

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

ITEM 4. INFORMATION ON THE COMPANY

History and Development of AMS

We were originally incorporated under the Company Act (British Columbia, Canada) on March 5, 1981 as Jacob Gold Corporation.  Our name was subsequently changed to Sargon Resources Ltd. and then to International Sargon Resources Ltd., and later to Canoil Exploration Corporation ("Canoil"). On February 28, 2002 Canoil, which had no operations, material assets or liabilities at the time, acquired 393231 and Ambassador, the corporate partners that own SCMP, a general partnership founded in 1989 and registered by the Registrar of Companies (British Columbia) on June 25, 1992.  Canoil's name was changed to our current legal and commercial name, AMS Homecare Inc, on March 14, 2002.  Our North American office and principal place of business is located at 1360 Cliveden Avenue, Delta, British Columbia, V3M 6K2 (phone: (604) 273-5173).

As at February 28, 2005, the Company’s registered office is located at 1360 Cliveden Avenue, Delta, British Columbia, Canada, V3M 6K2.

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

  Through warehouse-service centers conveniently located across Canada, we distribute Shoprider® scooters and accessories and install, manufacture and assemble a proprietary patient monitoring system, called IER Systems.  IER is an acronym for Integrated Emergency Response.

  We offer an expanding product line of AMS-brand assistive devices such as walkers/rollators, bed assists, bathroom safety and daily living items to serve the broader homecare/healthcare market requirements.

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

Business Overview

Description of the Company

AMS Homecare Inc. is a Healthcare company focused on the elderly and disabled marketplace, with three main divisions.  The wholesale and contract manufacturing division started in 1989 now supplies mobility equipment and medical products throughout Canada, and currently has a base of over 300 plus dealer customers in Canada.  AMS also has a technology division, called IER Systems, which markets and installs proprietary software and hardware into Care Facilities and it is used to monitor the facility and the residents.  AMS also has a retail division in the United States, named 65 PLUS, which has been initiated in 2005.  The foundation and concept behind the retail stores is to offer products to the “graying population” as a “one stop shop”. Our first store is set to open later this year in Washington State.

Mission

AMS Homecare Inc. is a dominant player in the durable medical industry in Canada. Our mission is to actively seek out the most innovative and affordable healthcare products on the market today to keep up with your changing lifestyle. At AMS. we also recognize that understanding and empathy toward each of our customers is essential to meeting individual needs.  Our strategy of distributing quality products directly and through our US retail chain as well as providing monitoring technology to eldercare and hospital facilities allows us to fully meet the needs of the “graying population”.

Executive Summary

This business plan outlines the growth potential of AMS in the health care industry.  The market for AMS products is growing at between 5 - 15 percent per annum, depending on the product.  The company has established and is executing a strategy to take advantage of the opportunities that are present in the industry.

The strategies include:

1.

Expansion of Canadian operations through increasing the dealer base and improving dealer relations and the sale of new products directly into care facilities. www.amshomecare.com

2.

Entering the United States Market through direct sales and the construction of a retail network called 65 Plus.  www.65plusstore.com

3.

Developing and marketing IER systems, a monitoring system for health care facilities and incorporating Ultra Wide Band Technology.

DISTRIBUTION AND CONTRACT MANUFACTURING

Since 1989 AMS has been marketing the Shoprider Brand Scooters and powerchairs, through an exclusivity agreement with Pihsiang Machinery in Taiwan.  The company has expanded its distribution business to market exclusively the Supracor medical cushions developed by a Supracor, a US company . The company also sells bathlifts through a distribution agreement with an Asian Manufacturer.  In addition, AMS markets products such as walkers, wheelchairs, and scooter accessories which are outsource manufactured locally in Canada and in Asia.

IER SYSTEMS / ULTRA WIDEBAND TECHNOLOGY

Software for monitoring buildings and residents was acquired in January 2004 by AMS.  The software has been further enhanced in 2004-2005.  Currently there are 30 Care Facilities in BC and North America that have installed IER Systems.

IER Systems contacts care personnel directly; wherever they may be in the facility. Its provision of quick access to both reports and the patient database is an immediate benefit to the staff and management. The system also provides personal alarm protection for patients or residents, as well as staff working alone during the night or in unprotected areas. A wide selection of devices for personal use are available in pendant, wristband or belt clip attachments. Waterproof devices may be worn in the shower or bath while still providing emergency call protection. The same integrated system providing supervised nurse call systems may also control the building security with programmable day and night modes for all devices. The supervised security alarm operation also monitors maintenance equipment. Establishing two-way communication is very beneficial, especially for after hours staff assisted calls. The IER System interfaces with existing telephone systems to provide two-way communication via long range telephones or pocket pagers. IER is now being integrated with UWB (Ultra Wideband) products to make is the most advanced system available.

Wireless 2000 RF & UWB Technologies has given AMS exclusive rights to market and distribute any or all of the HRRM and PLT Systems for use in the health care, residential elder care, medical offices and hospital markets throughout in United States and Mexico and in Canada the exclusive right to market to Residential Elder Care Facilities and non-exclusive rights in Canada for all markets that are not Residential Elder Care Facilities.

A large opportunity also exists for the HRRM in the health and fitness markets where the comfort of a non-contact monitor and immunity to interference from other nearby heart monitors will be key selling points. Large opportunities also exist for tracking products (assets) and people using the PLT system in warehouses, distribution centers, shipping and storage facilities, large companies, and amusement parks.  A very intriguing use of UWB, which provides a much needed product, is created by combining the features of the HRRM with the PLT system into an integrated system that provides vital signs monitoring and tracking of firefighters and search and rescue personnel within burning buildings.  Wireless 2000 is currently developing the core wireless technology upon which its UWB products will be based. A team of experienced professionals with backgrounds in RF, DSP, and UWB has been assembled. The team is committed, through the signing of a contract with AMS, to deliver a commercially viable prototype of the HRRM by the end of 2005, and a functional commercial quality HRRM and PLT system by May 2006.  Wireless 2000 has also established a technical advisory board comprised of two professors and a PhD. from the Department of Electrical and Computer Engineering at the University of British Columbia.

AMS will incorporate the UWB products into its IER System, creating a leading edge monitoring system for AMS to market in the years ahead.

RETAIL NETWORK / 65PLUS

The company in 2005 is opening up retail outlets called 65PLUS in the USA offering 4 key product components: Pharmacy, Durable Medical/Mobility, Respiratory, Hearing Aids and many other products useful to the ageing baby boomer generation.  The retail store will address the needs of the aging population.  There are opportunities to consolidate the industry as it is fragmented and there are opportunities to grow by setting up new 65 PLUS stores as the sector grows naturally due to the aging population.  Our first store is in Washington State. The company expects to franchise the 65plus store concept starting in 2006.

DISTRIBUTION AND CONTRACT MANUFACTURING

The company has range of products, which are distributed, and others that are manufactured under contracts or agreements for AMS.  The company will continue to add products and look for opportunities to work with manufacturers to bring to market the best and most needed products. Negotiations and agreements are pending for more products.

Product Lines

Product: Shoprider and Accessories

This line includes scooters, power-chairs, rollators, wheelchairs and accessories.  It is intended to meet the needs of mobility challenged individuals in daily living requirements.  This line is targeted at the Canadian dealers target market and the end consumers target market in the USA.

Scooters

There are many models to choose from depending on the specific needs of the consumer.  They come in both three and four wheeled models and range from smaller, lightweight travel versions to more rugged deluxe models.

The scooters are manufactured with state-of-the-art technology in Taiwan under ISO 9001 standards.  They have quality features such as suspension arms for a smoother ride, sealed brakes to prevent repair costs from dirty brakes, and fuses in the wiring harnesses to avoid electrical damage.

The scooters are stylish and attractive looking more like a fun toy than a medical device.  This decreases the apprehension of elderly admitting to their disabilities.  The company will introduce a similar line of products under the 65PLUS banner in the USA. to be sold directly to end users and through its 65PLUS stores.

Power-chairs

These have many features tending to the needs of the disabled such as swing-away controllers and mid-wheel drive maneuverability.

Rollators

Aluminum frame, loop handbrakes, wire basket, and an accessory/food tray make this product a very helpful product in attending mobility needs without a major investment.

Wheelchairs

Loop hand brakes, removable padded armrests, manual dual rear tire locks, swing-away foot rests, fold down back and safety belt.

Accessories

The accessories allow customers to personalize their scooter to their own specific needs.  Products like an attachable tote, a weather guard, or even an oxygen tank holder allows for more freedom.

Bathlift

The company under a distribution agreement markets the Aquajoy bath lift in North America.  Currently marketed only in Canada, the company will begin marketing in the US through its 65PLUS stores later this year.  The product assists individuals in lowering themselves into the bathtub.

Supracor Honeycomb Cushioning

AMS has acquired a exclusive license to market the Supracor product in Canada.  Supracor honeycomb cushioning uses memory technology to keep the product in a consistent shape and provide airflow thus preventing sores and further medical attention due to the sores.  It is primarily used for the power chairs and wheelchairs aimed at the rehabilitation market.  However, the product has many applications leaving opportunities open for AMS to explore.

The product is targeted to the Canadian dealer base with a primary focus on pharmacies and similar retail outlets.  The main competition is ROHO.  There are also other products such as less expensive foam and other cushioning materials.

Although the margins are slightly smaller at 25% to 30% within this product line, it is still profitable and is assistive in helping AMS reach its growth objectives.  This product is being marketed to the established dealer network in Canada through the sales force.  They use brochures and show the product at trade shows to build demand.  This product is experiencing growth of about 20% to 30% per year.  Supracor is priced competitively being slightly lower than its main competitor and but high above the lower quality materials such as foam.  This product is pushed through the distribution channels using brochures and the sales team.  Demonstrations at trade shows allow potential clients to see the product, how it works and the benefits that it could provide to their customers.  Supracor’s cushioning is distributed through the established dealer network already in place in Canada.

General comments

Currently, AMS uses cooperative advertising to promote these products.  It offers a standard reimbursement to the dealers.  AMS also works with the head office of its dealers on national advertising in flyers and a radio ad.  AMS is regularly represented at trade shows and is also starting to advertise in magazines such as Senior Solutions.

With the securing of more financing, AMS will increase promotional budgets to include event sponsoring, celebrity endorsements, and other common marketing tools.

AMS maintains a large dealer base in Canada with approximately 300 dealers plus.  These dealers are made up of pharmacies, retail outlets and medical equipment specialists.

In the US, AMS will expand through establishing its own 65PLUS stores to sell directly to the end consumer.  AMS will also set up a website and a 1-800 number to sell directly through that channel as well.

RETAIL STORES / 65PLUS

The United States represents a much larger market for AMS products.  AMS is in a unique position in that it already has experience in this market under the predecessor company.  Established contacts in the US are already eager to work with AMS making the entrance into this market a sound investment.

The company has another advantage in that it will sell direct to the consumers to take advantage of retail margins.  In this market, AMS will have a strong cost advantage making it competitive in this highly saturated market.  AMS will be entering this market with its own private label brand of Scooters under the name “65 PLUS”.  This product will be marketed through branding strategies securing a strong position in customer awareness and preference.

The US expansion will begin along the Northern border close to the Canadian operation hubs.  This is done so that both US and Canadian operations can support each other during the start up phase of the growth strategy.   In the Eastern US, AMS will set up a warehouse space from which to supply the American retail and direct sales and provide auxiliary inventory space for the expanding Canadian operations in Ontario and Quebec.

In Washington on the West Coast of the United States, AMS will set up its first 65 PLUS store (www.65plusstore.com) to sell to consumers.  A site was chosen due to its favorable demographics and its close proximity to the Vancouver headquarters and warehouse in BC Canada.

Sales will be built not only by a bricks-and-mortar establishment but also with ecommerce and telephone sales.  A website is under development that will provide customers with the information they require and ecommerce capabilities to facilitate sales online.  Also, a 1-800 number will allow those without Internet access to order AMS products over the telephone.

Once established in the US with a warehouse in the East and a retail facility in the West, AMS will expand its own dealership network into attractive market regions through acquisitions and retail start-ups.

To support US expansion, more aggressive marketing strategies will be implemented to build awareness of AMS, generate consumer demand and remain competitive.  These strategies will be directed to the end consumer in such mediums as television, radio, magazine ads, celebrity endorsements and event and philanthropic causes sponsorship.

The United States market will pose a stronger need for a sophisticated customer service strategy to remain on top of customer needs.  This will build customer loyalty, generate input for new product developments and facilitate more efficient operating systems.

MONITORING TECHNOLOGY / IER SYSTEMS / UWB TECHNOLOGY

A new business unit has been added to AMS in 2004.  IER is a completely comprehensive monitoring system that is targeted at institutions in the health care industry.  Long-term care facilities, nursing homes, acute care facilities, resorts and hospitals will all benefit from this integrated approach to operations management.

This monitoring technology integrates alarms, intercoms, video surveillance, portable communications devices, telephones, PA systems, and other components of the facilities operating technologies into a singular control center.  This allows administrators to manage a facility with the greatest efficiency reducing wasted human resources and improving the management’s efficiency.

With this technology, facility administrators will have a comprehensive knowledge of the environment.  They can monitor the facility for temperature and ventilation, security breaches, fires.  With the inclusion of other AMS technologies in the future such as UWB, institutions can monitor patients including their vital signs, their locations, communications and other vital inputs.

All this capability will be coordinated with Internet based operating software to effectively manage a facility from a convenient location.  These institutions will be able to reduce administration staff or even outsource their facility management through web-based monitoring to AMS.

IER is a software system that integrates all communicative systems within a facility.  It coordinates the telephone system, intercoms, video cameras, and staff paging.  It also logs all data so that companies can track records and look for trends that affect their business.  This system connects hardware devices such as wireless smoke detectors, wireless long-range telephones, pocket pagers, staff and resident pendants and bathroom and bedside stations.

This system allows a client company to provide more safety to their clients and better service through:

  Faster reaction times

  Less wasted efforts

  Financial savings

By monitoring the facility and the touch points within that facility, a client company can detect problems and determine what and where the problem is with dramatically improved accuracy.  This means that they can attend the problems faster, with the proper resources to more effectively handle the situation.  Through these more efficient operations, a company can save on the operations budget and increase their margins.

Marketing tools used include mass mail outs to target markets, cold calls to prospects in database, and ads in care industry trade magazines.  The facilities being marketed to have an executive board prefer to issue requests for proposals.  Sometimes the billing is done through a general contractor.  Tailoring the marketing efforts to this environment will be most effective.

The markets currently being sought after include all of North America.

The Industry

Ultra WideBand Industry

The commercial Ultra WideBand (UWB) market is in its infancy. Only recently has the FCC allowed UWB-based products to be manufactured and sold in the United States (February 14, 2002). The rest of the world is awaiting the recommendation of the study being conducted by the International Telecommunications Union before approving UWB for use in their countries. In the Unites States, UWB-based products may only be sold for indoor operation, hand-held outdoor operation, vehicular radar (collision avoidance) use, and to law enforcement, fire, and rescue organizations for selected material penetrating imaging applications (Ground Penetrating Radar and Wall Penetrating Imaging Systems).

Allied Business Intelligence (ABI) and Wireless Oracle, now called Unstrung Insider, have investigated the market for UWB. ABI has projected a UWB market size of $1.39 billion by 2007 with 45.1 million units sold while Unstrung Insider has projected the market size of $630 million by 2007. According to Unstrung Insider, the market is broken down into 4 main areas (the percentages associated with each segment are shown in brackets):

1. Indoor Short-Range Data Communications (78%)

2. Portable Device Data Communications (15%)

3. Radio-Location Services/Ground Penetrating Radar (GPR)/Imaging (5%)

4. Vehicular Radar Systems (2%)

The market segments in which AMS has chosen to compete, namely location/tracking and heart/respiration rate monitoring (motion detection), fall into the Radio-Location Services/Ground Penetrating Radar (GPR)/Imaging category. Using the projections of Unstrung Insider, we see the market in which UWB will be competing will have a size of approximately $31.5 million by 2007. However, this market also includes GPR, imaging, and security/intrusion detection.

The competition in the area of location and tracking will come from other companies providing UWB location and tracking systems (Aetherwire, MSSI, Ubisense) as well as from companies providing WLAN location and tracking systems (Ekahau), active and battery assisted RFID systems (eXI, Identec, RF Code, System Concepts, RFID Inc, Visonic), and Dedicated RF Location Systems (Seimens). Two key differentiators of UWB systems for location and tracking are their ability to resolve location down to 5-10 centimeter accuracy and their anticipated low cost resulting from their ability to be designed without requiring the use of analog components that are necessary in WLAN, RFID, and Dedicated RF systems.

Although there are currently no other methods of monitoring both heart and respiration rate within only one device other than by using UWB or Doppler radar, there will be competition from incumbent heart rate monitor manufacturers. It has been shown however, that monitoring both the heart rate and respiration rate provides a more accurate measure of an individual’s exertion level.

The UWB Products

The Real-Time Precision Location and Tracking system will be designed to service markets where there is a need to determine the location of people or valuable assets in real-time. The initial users of these types of systems will be hospitals and care centers where they will use the system to track their patients, personnel, and mobile life saving equipment. Other market segments that may also wish to use this system include large corporations wishing to track their mobile assets or personnel; moving and storage companies, warehouses, and distribution centers tracking customer or product crates (inventory) within their facilities.

In order for these companies to justify using an UWB location and tracking system, the UWB system must be comparable or better than existing systems in terms of features, cost, and/or functionality.  A typical UWB location and tracking system will consist of hundreds or thousands of low-cost mobile transmitters that send beacon signals with their unique ID and other short information (one-way) to stationary or hand-held receivers. The receivers use the difference in the time of arrival of the beacon signal to calculate the exact location of the tag. Because the UWB signals.  Wireless 2000 will be using are pulse based, whereas other technologies use narrow-band (sinusoidal) signals, the Wireless 2000 system will be able to resolve the location of a tag to within 5-10 centimeters, whereas other technologies can only resolve a location down to 3 meters. UWB systems also have advantages in terms of immunity to frequency selective fading, which affects narrow-band technologies and can cause tags to become undetected in indoor environments.

An example of where such a system is needed is the film industry. Wireless 2000 spoke with a large movie studio in the United States. This movie studio has a large number of expensive items that require tracking as they often go missing. A single department within this movie studio has a requirement to track 18,000 items. A Location and Tracking system would allow the movie studio to keep track of these items saving the movie studio the cost of replacing these missing items. As mentioned above, RFID can only indicate that a tagged item has come into close proximity (within a meter) of a reader but does not provide an indication of where the item is located on the premises. Other establishments with expensive equipment, which requires tracking, include hospitals, universities, and research establishments.  Location and Tracking systems can also be used in hospitals to identify where idle equipment is located. A typical hospital with 950 beds requires 600 pumps to serve its patient population. This number can be reduced to 330 pumps if the availability of the pumps and their location is tracked.  This provides a capital cost savings to the hospital in the order of $2 million. Additionally, poor record keeping results in only half of the users of the pumps being charged. Integrating the use of a pump and its location with a billing system can help recover approximately $8 million of annual lost revenue. Hospitals and care centers can also use the system to track and locate patients within their facilities.

The Heart Rate and Respiration Monitor will be designed for use as a non-contact heart and respiration rate monitor. The non-contact nature of the device will allow it to be placed on the outside of clothing or beneath the bed of a patient in a hospital or care facility. Since this device is non-contact and does not require leads connected to the body, it will allow the patient greater freedom of movement. This device could also be used in instances where the patient's skin is very sensitive such as with burn victims or prematurely born infants. Another potential market for the HRRM is the health and fitness market.

Key selling points will be the fact that the UWB system can measure both heart rate and respiration rate, can be worn on the outside of clothing, and is not prone to interference from other nearby monitors. Existing heart rate monitors used by fitness enthusiasts can only record heart rate, must be strapped to the chest (i.e. have contact with skin), and use the same transmit and receive channels increasing the probability of interference between users. Is has been shown that heart rate together with respiration rate provide a better indication of exertion level than just heart rate alone.

The HRRM will consist of an extremely low power radar transmitter (1/1000th the power of a cell phone), which sends short pulses of energy toward the lung and heart, a receiver which collects the signal reflections off the lung and heart, signal processing to eliminate the noise and extract the heart rate and the respiration rate from the received reflected signals, and either a display, in the case of a consumer application, or a data communication module, in the case of a hospital or care center application, to send the data to a central monitoring station.

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

Principal Markets

Since our inception, we principally have sold products in Canada.  Most of our products are for healthcare patients and their homecare needs with the exception of our proprietary software monitoring system called IER Systems.  As at February 28, 2005, approximately 86% (February 29, 2004:  86%; February 28, 2003:  95%) of sales are from products provided by the company’s largest supplier, Pihsiang Machinery.

Seasonality

Our sales, which have been confined to date to Canada generally, have been highest in the spring and summer.  Moreover, we have experienced, and expect to continue to experience, losses or significantly lower earnings from November to January of each year insofar as Canadian scooter sales are concerned.  Our results of operations have depended significantly upon the weather in the second and third calendar quarters, but could be offset by gains from the introduction of other products such as disposables, rollators, cushions and wheelchairs.  Less than satisfactory net sales during the winter months could have a material adverse effect on our financial condition or results of operations for the year.  In the future, changes in the product mix and services offered by us, our expansion into United States or other factors, may result in different seasonality trends that may adversely affect our revenues.

Source and Availability of Raw Materials

The Company operates as a distributor and installer; therefore, it does not use any raw materials.

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

  A Floor Plan Program:  We have established a program with certain qualifying dealers under which we supply the dealer with a variety of scooter models for display in the dealer showroom, but the dealer does not have to pay for the scooter until it is sold. We believe that sales activity is improved where customers can view the available scooter models rather than relying upon brochure pictures and descriptions.

  Website:  We have developed a Website (www.amshomecare.com) containing information about our line of products. A separate website (www.65plusstore.com) will be launched in the future to facilitate online purchasing from our 65 Plus retail outlets in the United States.

  General Advertising:  We have a toll-free telephone line for our customers and dealers. As well, we intend to advertise in trade publications.

Competition

The homecare medical equipment and supplies markets are highly competitive, price sensitive and fragmented, with a number of competitors offering similar products. Companies compete primarily with respect to price, delivery and service, product design and features, quality and relationships developed between dealers and customers.  Our most significant competitors in our primary markets are Invacare, Pride Mobility Products Corporation, Sunrise Medical Inc., and Optiway Technology Inc..

Our most significant competitors in the integrated emergency response systems (IER) include, senior tech, Visionlink Wireless, Comtechwireless, Iportcommunications

We do not anticipate that obsolescence will be a factor influencing our business, as we are committed to researching and distributing the latest advances in healthcare equipment and supplies. With respect to pricing issues, our pricing policy is to keep current at all times with pricing trends in the marketplace to ensure that our products are competitive.

Dependence on Pihsiang

For our first 12 years in business, we have been dependent largely upon our Taiwanese scooter supplier, Pihsiang, for our success. Approximately 86% of our gross revenue during the fiscal year ending February, 28 2005 was attributable to sales of products supplied to AMS by Pihsiang. In addition, Pihsiang distributes its products to our competitors in the U.S. Our success is dependent upon our reputation for providing quality sales, marketing and distribution services for our dealers.  However, our reputation is, in turn, dependent upon an ongoing supply from Pihsiang of quality products that meet the requirements of the marketplace.  We may continue to rely on Pihsiang to provide the AMS line of scooters which will increase our dependence on Pihsiang in reference to scooter sales.  We have entered into new manufacturing and distribution agreements with other suppliers for other products, which are intended to diversify the risk inherent to the Pihsiang relationship.  Specifically, we expect increased revenues from other products so that over the next few years a greater percentage of our total revenue will be from these new products thereby reducing our reliance on Pihsiang products to generate revenue, but there can be no assurance that we will be successful with these efforts.  There is an ongoing risk of inadequate inventory problems as we expand into other products and other jurisdictions which could harm our financial position.

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

We have registered the domain names "amshomecare.com", and "shoprider.ca", and “65plusstore”.  We have registered “AMS”, “AMS Homecare”, “IER Systems”, “65 Plus” and “65 Plus Store” as trademarks and service marks in Canada and/or the United States.  We have also registered trade names Cobra, Landcruiser, Trailblazer, Firefly and Voyager, Minigo, Chameleon for use in the medical industry in Canada.

Competitive Strengths

Our goal is to increase our market share by capitalizing on areas that we consider our competitive strengths.  However, being a small to medium business, we will require substantial financing and appropriate execution of our business plan to benefit from these competitive strengths:

  A Strong Brand Franchise: Our expansion plan is premised on marketing our line of products, which are enhanced by the strength and reputation that we have earned in developing the Shoprider® brand name in Canada. Shoprider® is a widely recognized brand across the North American industry. This brand recognition is an important marketing tool for expanding our customer base in Canada. Our background in the homecare medical industry linked to a brand leader may help us to market our new and distinct line of products effectively throughout the United States.  Over the last three years, we have also established a strong reputation in the healthcare field for the company trademarks, “AMS Homecare”.  In addition, the company is continuing to establish itself in the monitoring field with the “IER Systems” trademark.

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

Regulatory Approvals

Our business is affected by government regulation and reimbursement policies. Government regulations differ from country to country and, within the U.S. and Canada, from state to state and province to province. Changes in regulations take place frequently and can impact the size, growth potential and profitability of products sold in each market. All scooters and power wheel chairs as well as the rollator sold under our name require ADP (Assisted Devices Program) approval from the government of Ontario in order for Canadian purchasers of these products to qualify for government assistance. The ADP approval process takes anywhere from three months to a year from the filing of an application to have the products listed.  This process includes the testing of the products for safety and durability.  Approval is also required in the United States in order for the consumers to receive government assistance.  Some of the products will require regulatory approvals in the US in order to be sold in hospitals and for other specialized medical uses, and therefore new product offerings will be initially limited to certain outlets.  The time taken for such approvals can vary from 90 days to one year.

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

3.

393231 B.C. Limited, which was dissolved in August 2004, was incorporated under the laws of the Province of British Columbia on September 10, 1990; and

4.

Ambassador Holdings Incorporated, which was dissolved in August 2004, was incorporated under the laws of the Province of British Columbia on October 26, 1990.

393231 and Ambassador, the subsidiaries dissolved in August 2004, were doing business as Shoprider Canada Mobility Products, a partnership.  Their assets were transferred to AMS Homecare Canada Inc.

Facilities

We have a leased, furnished warehouse at Cliveden Avenue, Delta, B.C., which also serves as our head office, and have leased premises in Mississauga, Ontario, and Montreal, Quebec.  All of the properties are used for office space or storage.  The terms of each of the leases are as follows:

  Mississauga, Ontario: We have entered into a lease from March 1, 2005 to April 30, 2007, with 1169043 Ontario Inc., for office and warehouse premises at 2266 Drew Road, Unit 9, Mississauga, Ontario.  The basic rent payable for the 4,242 square foot space is $1,768 per month for the first year and $1,855 per month for the second year.

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

  Bellevue, WA: We have entered into a lease with F-Mac Ross Plaza LLC for three years commencing July 1, 2005 for retail premises in Bellevue, WA.  The annual basic rent payable for the 2,100 square foot retail space is US$3,762.50.  We have two five-year options to renew the lease by providing six months advance written notice.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of the operating results and our financial position for the year ended February 28, 2005 and the two prior fiscal years and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17.

Results of Operations

Year Ended February 28, 2005

Selected Financial Information

	Feb. 28,	Feb. 29,	Feb. 28
Fiscal Year Ended	2005	2004	2003

Sales	$ 5,470,434	$ 4,394,857	$ 2,691,777
Earnings
(loss) before
Income taxes	$ 38,558	$ 256,925	$ (225,433)
Per share -
Basic & diluted	$ 0.000	$ 0.001	$ (0.001)

Total assets	$ 2,569,901	$ 1,853,166	$ 1,416,698

Long-term liabilities	$ 304,429	$ 161,694	$ 207,489

Due to Shareholders	$ 501,607	$ 442,257	$ 352,395

Net sales for the year ended February 28, 2005 increased by 24% to $5,470,434 as compared to $4,394,857 during the same period in 2004.  This increase of $1,075,577 from 2004 to 2005 as well as the increase of $1,703,080 from 2003 to 2004 is primarily due to higher volume of existing products and the addition of new products and services introduced during the year.    In July 2004, the company’s bank credit facility with the Royal Bank of Canada was increased from $1,000,000 to $1,750,000.  With this increased credit facility, the company was able to increase inventory purchases and consequently generate higher sales from its existing products as well as diversify its product offerings and services.  Although the company was able to generate higher sales volume, it’s sales growth and business plan that included expansion into the United States continues to be delayed as a result of the delays from the Reverse Takeover.  The increase in assets of $716,735 from 2004 to 2005 as well as the increase of $436,468 from 2003 to 2004 is primarily due to an increase in accounts receivable and inventory.  The company secured another long-term loan in the amount of $250,000 in September 2005 resulting in an increase in long-term liabilities in 2005.from crease in long-term debt from 2004 to 2005 is from

Gross profit as a percentage of net sales increased to 39.5% in 2005 compared to 37.6% during the same period in 2004.  This increase in gross profit by  $507,962 or 30% is a result of higher sales, and higher margins for the new products and services as well as the increase in value of the Canadian dollar.

Selling expenses as a percentage of net sales were 15% for the year ended February 28, 2005 compared to 13% for the same period in 2004.  The overall dollar amount increased by $274,455 to $827,969 in 2005 compared to $553,514 for the same period a year ago.  This increase is comprised of higher advertising, freight and delivery, and salaries costs.  Advertising costs comprised of co-operative advertising with dealers, tradeshows, and brochures increased by $78,913 to $133,619 for the year ended February 28, 2005 compared to the same period a year ago.  Freight and delivery costs increased by $36,716 to $115,477 as a direct result of higher sales and the increased cost of fuel.  Salaries and benefits and travel costs increased by $159,089 due to the additional employees for nurse monitoring division.

General and administrative costs as a percentage of net sales for the twelve months ended February 28, 2005 were 24% compared to 19% in the previous year.  The overall dollar amount increased by $448,891 to $1,295,046 compared to $846,155 for the same period a year ago.  Amortization expense increased by $7,237 for the year ended February 28, 2005 compared to the previous year with the addition of new computer hardware and software.  Bad debts increased by $32,250 due to the write-off of accounts receivable from one customer.  Office and supplies increased by $37,200 for the year as a result of the new computer software program, internal server set-up and support, and donations.   Salaries and consulting costs increased by $188,221 for the year due to the approval of management contracts for the President and CEO in May 2004 and the addition of an administrative employee.  Public relations costs increased by $97,651 for the year ended February 28, 2005.  The company hired the services of investor relations firms in an effort to promote public awareness in the securities markets.   Additional public company costs of translating financial statements and USA filings account for the $46,817 increase in professional fees for the year ended February 28, 2005.

Earnings before income taxes were $38,558 for the twelve months ended February 28, 2005 compared to $256,925 in the previous year representing a decrease of $218, 367.  This decrease in earnings before income taxes is attributable to the start-up salaries costs of the new nurse monitoring division, higher public company related costs, and management contract costs.

Summary of Quarterly Results (in $’000)

Quarter	Feb. 28,	Nov. 30,	Aug. 31,	May 31,	Feb. 29,	Nov. 30,	Aug. 31,	May 31,
Ended	2005	2004	2004	2004	2004	2003	2003	2003

Sales	$ 890.5	$1,046.0	$1,573.5	$1,960.5	$ 825.2	$1,038.7	$1,271.7	$1,259.3

Earnings
(loss) before
taxes	$ (241.2)	$ (136.8)	$ 41.5	$ 375.0	$ (143.5)	$ 98.3	$ 92.2	$ 208.7

EPS	$ (0.001)	$ (0.001)	$ 0.001	$ 0.001	$ (0.001)	$ (0.001)	$ 0.001	$ 0.010

Fully diluted
EPS	$ (0.001)	$ (0.001)	$ 0.001	$ 0.001	$ (0.001)	$ 0.001	$ 0.001	$ 0.001

The recorded losses in the last two quarters are due to the seasonality factor in the sale of durable medical equipment, the additional costs of the IER monitoring services division, and public company related costs.  The peak season for the sale of scooters and scooter accessories runs from May to September.  The company continues to diversify its product and service offerings in order to mitigate the seasonality effect on sales.  As at February 28, 2005, 86% of the total sales were from scooters and power chairs with the remaining 14% from sale of cushions, disposables, daily living aids and IER monitoring services.

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

Selling expenses as a percentage of net sales were 12.5% for the year ended February 29, 2004 compared to 16.6% for the same period in 2003.  However, the overall dollar amount actually increased by $106,611 in 2004.  This increase is comprised of higher freight and stationery costs totaling $28,394 directly related to higher sales volume.  In addition, the Company added on two employees at the beginning of 2004, resulting in an increase in communication, travel, and salaries expense totaling $105,382.  Advertising costs on the other hand decreased by $27,165 due to a reduction in discretionary spending.

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

Liquidity and Capital Resources

We continued to finance our operations principally through cash generated by the business, shareholder advances, credit facility from the Royal Bank of Canada and funds obtained from our term debt.  Our borrowing arrangements for the bank contain certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital and ratio of current assets to current liabilities.  The long term debt is comprised of two separate five-year term subordinated debt financing from Vancity Capital Corporation and the Business Development Bank of Canada (BDC).  The Vancity debt financing was obtained beginning in November 2002 with an interest rate of prime plus 10.5%, payable monthly, consisting of principal and interest.  The BDC financing was obtained in September 2004 with a floating base rate plus variance of 7.5% per annum, consisting of principal and interest.  Both of the financings are secured by corporate guarantees and personal guarantees from Ms. Rani Gill and Mr. Harjit Gill.  The financings are also subject to certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital and ratio of current assets to current liabilities.

The amounts outstanding are disclosed in the financial statements.  As at February 28, 2005, our bank demand loan was $1,153,526 and as at February 29, 2004 was $779,491.  The total amount outstanding under the Vancity Capital Corporation loan was $161,694 as at February 28, 2005 and $207,489 as at February 29, 2004.   The total amount outstanding under the Business Development Bank of Canada loan was $246,030 as at February 28, 2005.

Net working capital increased from $745,674 in fiscal 2004 to $978,235 as at February 28, 2005.  This increase is attributable to the increase in accounts receivable, inventory and prepaid expenses.  We believe our net working capital is sufficient for the Company’s current requirements.

Operating activities resulted in cash outflows of $593,634 in the year ended February 28, 2005 compared to $379,836 for the same period in fiscal 2004.  This increase in cash outflows is attributable to changes in working capital accounts and in particular an increase in inventory levels as at February 28, 2005.

Cash flows from financing activities were $668,620 during the 2005 fiscal year compared to $425,680 in the previous year.  These were comprised of advances from shareholders of $59,350, advances from the bank demand loan of $374,035, $250,000 from new long-term debt, and $35,000 from the conversion of warrants into common shares.  The principal repayment of the long-term debt totaling $49,765 offset these advances.

Cash flows utilized by investing activities were $74,986 for the twelve months ended February 28, 2005 compared to $45,844 in the previous year.  Of this increase, $27,893 is attributable to the purchase of new computer hardware and software.  The acquisition of other assets totaling $47,093 is comprised of trademarks, patents, and financing costs.

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

Contractual Obligations

Year	Principal repayments of Long term debt	Operating Leases
2006	$103,295	$91,870
2007	$111,856	$92,143
2008	$96,663	$91,568
2009	$50,040	$14,947
2010	$45,870	_
TOTAL	$407,724	$290,528

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth all of our current directors and executive officers, with each position and office held by them.  Each director’s terms of office expires at the next annual general meeting of shareholders.

All of our Directors and Senior Management and our subsidiary own, as a group, 28,647,201 shares or 61.41% of all of our outstanding shares as at February 28, 2005.

Name, Age and Position Held	Director since	Number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised	Principal Occupation During the Past Five Years
Rani Gill (2) Age 40 President and Director	March 1, 2002	27,166,277	President and CFO of the Company, Owner and Controller of SCMP (partnership)
Ranjodh Sahota (1) Age 36 Director	September 19, 2003	113,500	Employment Assistance Officer for Ministry Human Resources, Developer
Jan Karnik (1) Age 40 Director	November 26, 2001	55,000	Senior Account Manager for software technology company, Manager, UMA Engineering
Amarjit Mann (1) Age 30 Director	August 27, 2002	619,300	Pharmacy owner
Harjit Gill(2) Age 40 CEO and Director	August 27, 2002	693,124	CEO and General Manager of AMS Homecare Inc., Investment Advisor

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

Board Practices

The current directors were elected to their position at the annual meeting of shareholders held on July 26, 2004.  The directors continue to serve until the next meeting of shareholders to be held in 2005.  Our officers are elected by the board and serve at the board’s pleasure.  Directors are appointed annually at the annual general meeting of shareholders.

We have not entered into service contracts with any of our directors.  The Audit Committee meets once per quarter and is comprised of three independent directors.  The Audit Committee reviews and monitors the financial reporting process on behalf of the Board of Directors.  The Audit Committee is responsible for reviewing the Company's financial statements with management and with the external auditors. It is also responsible to review accounting policies and procedures, as well as internal controls over the Company's assets and to meet with the external auditors to review the results of their audit.  The Audit Committee reviews the annual financial statements and recommends their approval to the Board of Directors.

The Board of Directors is of the view that the decision to not set up various committees such as Nominating, Human Resources, Governance or Compensation Committee is appropriate having regard to the cost and time issues and the operating size of the Registrant.

Compensation

The aggregate direct or indirect remuneration paid to our directors and officers as a group during the year ended February 28, 2005 for services to us in all capacities, was $286,000.  Certain information about payments to particular officers and directors is set out in the following table:

Name and Principal Position	Year Ended Feb. 28	Annual Compensation			Long Term Compensation			All Other Compen-sation
		Salary	Bonus	Other Annual Compen-sation	Awards		Payouts
					Securities Under Options/ SARs(1) granted	Restricted Shares or Restricted Share Units	LTIP(2) Payouts
Rani Gill President and Director	2005	$143,000	0	0	0	0	0	0
Jan Karnik Director	2005	$0	0	0	0	0	0	0
Ranjodh Sahota Director	2005	$0	0	0	0	0	0	0
Amarjit Mann Director	2005	$0	0	0	0	0	0	0
Harjit Gill CEO and Director	2005	$143,000	0	0	0	0	0	0

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

Other Benefits

No remuneration was paid (other than the payments set out above and those made pursuant to the Canada Pension Plan or any other government plan similar to it and payments to be made for, or benefits to be received from, group life or accident insurance, group hospitalization or similar group benefits or payments) during the financial year ended February 28, 2005 to the directors and senior officers of the Company, as a group, directly or indirectly, by the Company or any of its subsidiaries pursuant to any existing plan or arrangement.  There are Director’s service contracts which provide benefits upon the termination of employment.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plan, contract or arrangement whereby any Named Executive Officer is entitled to receive payment of more than $100,000 in the event of that officer's resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a subsidiary or a change in the Named Executive Officer's responsibilities following such a change of control.

Employment Agreements/Management Contracts - Named Executive Officers

The Company entered into employment agreements dated May 01, 2004 (collectively, the "Employment Agreements") with its Named Executive Officers - Ms. Rani Gill, President, CFO and Chairperson, and Mr. Harj Gill, CEO and Corporate Secretary. Under the terms of the respective Employment Agreements, the Company agreed to pay Ms. Gill an annual salary of CDN$156,000, and Mr. Gill an annual salary of US$156,000 (collectively, the "Annual Base Salaries") payable monthly. The terms of each Employment Agreement provide that the Company’s independent directors can increase the Annual Base Salaries upon review approximately every six months, and the agreements can be renegotiated from time to time. The Annual Base Salaries are exclusive of bonuses, benefits and other compensation, which can be negotiated and approved by the Company Directors.  The Employment Agreements have a term of five years commencing May 01, 2004 and terminating May 01, 2009, and, thereafter, will automatically renew for subsequent terms, unless terminated in accordance with the terms of the respective Employment Agreement.

See also, "Composition of the Board of Directors", below.

Composition of the Compensation Committee/Board of Directors

The Company does not have a formal Compensation Committee.  However, compensation is determined by the Board of Directors whereby the Independent directors approve compensation for the Executive Officers.  The independent directors are Jan Karnik,  Amarjit Mann, and Ranjodh Sahota.

Report on Executive Compensation

It is the responsibility of the Board of Directors with approval from the Independent Directors to determine and administer the compensation policies and levels for the Company's executive officers. The Board of Directors meets as required and its recommendations are submitted to the Independent Board members for approval. The Independent Directors:

1.

Reviews and approves corporate goals and objectives relevant to CEO compensation, evaluates the CEO's performance in light of those goals and objectives and recommends and approves the CEO's compensation level based on this evaluation. In determining current and future bonuses and any other long-term incentive component of the CEO's and CFO’’s compensation, the Independent Directors may consider the Company's performance and relative shareholder return, the value of similar incentive awards to CEO’s and CFO’s at comparable companies, the awards given to the CEO and CFO in past years, contributions made by the CEO and CFO and personal opportunities lost, personal guarantees offered, and funds expended personally which has not been reimbursed by the company, in efforts to assist company and move company forward and other factors that the Independent Directors deem appropriate in connection with its review.

2.

Interprets, implements, administers, reviews and approves remuneration of the Company's Executive Officers and other key officers, including their participation in incentive compensation plans and equitybased compensation plans.

3.

Makes recommendations and approves the compensation of non-employee directors, including their participating in incentive compensation plans and equity-based compensation plans.

4.

Develops and recommends to the Board which recommends to the Company's shareholders (to the extent shareholder approval is required by any applicable law or regulation) for their approval of all stock ownership, stock option and other equity based compensation plans of the Company, and all related policies and programs. In addition, the Independent Directors recommend to the Board, which recommends to the Company's shareholders (to the extent shareholder approval is required by any applicable law or regulation) for their approval all equity-based compensation plans with respect to non-employee directors, and all related policies and programs.

5.

The Independent Directors monitor compliance by the Company and any recipients of stock, stock options or other equity awards under the Company's equity-based compensation plans (such as any policy that requires officers or directors to own Common Shares).

The total compensation plan for executive officers is comprised of the following components: base salary and other benefits, a bonus incentive program and stock options. In determining an executive officer's compensation the Independent Directors try to ensure that incentive compensation, such as bonuses and stock options, is structured to ensure that each officer's personal interests are aligned with those of the shareholders. The Independent Directors have undertaken a review of executive compensation within the home healthcare industry generally, within the Company's peer group within the home healthcare industry as well as within companies of a similar size (as measured by market capitalization) within both Canada and the United States. As a result, the Independent Directors have recommended to the Board certain compensation benchmarks.

The Independent Directors concluded that base salaries should be at levels substantially similar to the comparison group. In establishing base salaries, the Independent Directors review general market salary levels for individuals in positions with similar responsibilities and experience, with the objective of setting base salaries for the Company's executive officers consistent with those found in the marketplace. On an individual basis, base salaries are established by taking into account individual performance and experience as compared to those individuals in the comparison group. In order to ensure the attraction, motivation and retention of key executives, base salaries are reviewed during the year and negotiation are implemented with the executive officers in a manner the Independent Directors deem appropriate.  The Independent Directors during the year have concluded that the current compensation paid to the officers and directors of the company are below industry standards but the Independent Directors have determined not to implement any increase for the moment.  The Independent Directors will conduct periodic reviews to ensure that if the Committee deems it necessary or helpful to the Company, the Independent Directors will attempt to negotiate increases in compensation for directors and officers to ensure that compensation meets industry comparisons.

All Named Executive Officers have the right to receive salary enhancement in the form of bonuses. The eligibility of the Named Executive Officers to receive such incentive bonuses are subject to the Company's attainment of strategic, operational and financial goals for the calendar year. The Company has achieved many of its strategic and operational and financial goals but believes it suffered damages from the TSX Venture Exchange and continues to attempt to recover from these damages.  The Company has been assisted greatly by the personal efforts of the CEO and CFO and the directors of the Company.  Compensation in the future and any awards, if any, are based on a comparison of executive and Company target objectives for the year, with actual individual performance and Company financial performance during the same period, as well as the any unrecognized efforts made by the Officers to assist the company in its goals.

The Company has a Stock Option Plan which is intended to advance the interests of the Company and its subsidiaries by: aligning the interests of Named Executive Officers and employees with those of the Company's shareholders, providing eligible participants with a propriety interest in the growth and performance of the Company; and attracting, motivating and retaining selected key officers, employees, directors and third party consultants. The Independent Directors review and recommend to the board all option grants, taking into account the amount and terms of outstanding options, SARs, shares and units.  No options have been issued to date and is below industry standards.

Chief Executive Officer Compensation

The compensation package of the Chief Executive Officer and President is recommended and approved by the Independent Directors.  The Chief Executive Officer's, and President’s compensation package consists of Base Salary, Annual Incentives and Long-Term Incentives as described above.  As described above, the Company targets a mid-level of compensation for each component as well as for total compensation with reference to the same comparison group of companies in closely related industries in the U.S. and Canada.

In establishing the Chief Executive Officer's and President’s base salary for a given year, the Compensation Committee takes into account Mr. Gill’s and Ms. Gill’s contribution in terms of leadership in the management of the Company as well as the scope and size of the Company's operations, and personal sacrifices including personal guarantees, loans offered to the company. The Company also considers the level of corporate performance achieved in the prior year as well as the expected level of performance for the current year in establishing the Chief Executive Officer's and President’s base salary for a given year.

Based on the continued efforts to improve the Company's ability to increase revenues, expansion of distribution of products, US growth targets, and new business ventures, as well as the continued execution of the Company's marketing and acquisition strategies, the Board of Directors believes that Mr. Gill as Chief Executive Officer and Ms. Gill, as

President continue to achieve their goals for the Company and, as a result, they have earned their compensation.  It is the Company’s belief that the compensation paid to date does not fully reflect the contributions made by Mr. Gill and Ms. Gill to assist the Company, however, no increase in compensation has been approved or negotiated by the Independent Directors at this time.

Compensation of Directors

Directors' Fees: During the most recently completed financial year, the Company has not paid any Director’s fees.

Stock Options

During the fiscal year, no incentive stock options were granted to the Company's directors, employees or consultants.

Pension Plans

We do not provide retirement benefits for directors, senior management or employees.

Employees

As of February 28, 2005, we had a total of fourteen employees/contract employees (twelve full-time employees/contract employees and two part-time employees).  There are twelve employees/contract employees located in the Vancouver office and one employee located in Ontario and one in Montreal.  None of the employees are unionized.

Share Ownership of Directors and Senior Management

Name and Title	Share Ownership	% Share Ownership
Rani Gill President and Director	27,166,277	58.23%
Ranjodh Sahota Director	113,500	0.24%
Jan Karnik Director	55,000	0.11%
Amarjit Mann Director	619,300	1.32%
Harjit Gill CEO and Director	693,124	1.51%
All Directors and Senior Management as a group	28,647,201	61.41%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

The following table sets forth, as of February 28 2005, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares. Unless otherwise indicated by footnote, we believe that the beneficial owners of the common shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such common shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

The company is aware of only one shareholder owning more than 10% of the company’s outstanding common shares.  The name of this shareholder is listed below.  This shareholder has identical voting rights to the other shareholders.

Title of Class	Identity of Holder	Number of Common Shares	Percentage of Beneficially Owned
Common shares	Rani Gill	27,466,277	58.23%

United States Shareholders

As of February 28, 2005, we had 91 registered shareholders with addresses in the United States representing 4.04% of the issued and outstanding shares.  In addition, residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

Related party transactions

None of our directors or senior officers, and no associates or affiliates of any of them is or has been indebted to us or our subsidiaries at any time. None of our experts or counsel was employed on a contingent basis or owns any shares which is material to such person.

ITEM 8. FINANCIAL INFORMATION

Financial Information

Our audited consolidated financial statements for the last three fiscal years ended February 28, 2005, including our consolidated balance sheets, the consolidated statements of operations and deficit and the notes to those statements and the auditor’s report thereon, are included in this Form 20-F.

Revenue Recognition

Revenue is recognized upon shipment of good to the end dealer subsequent to the confirmation of price and payment terms.  There are no return or price adjustment rights granted as an order is only shipped upon receipt of a written or verbal purchase order confirming the price of the gods being shipped.  The Company offers consignment inventory to certain dealers upon receipt of signed agreement from the dealer.  The Company retains title to the inventory until such time as the customer provides a written or verbal purchase order confirming the sale.  At this time, the Company issues an invoice and recognizes the revenue.  Sales representatives are responsible for confirming on a monthly basis all consignment stock at their customers.  An independent confirmation is obtained by head office at each year-end.  The value of consignment inventory as at February 28, 2005, February 29, 2004, and February 28, 2003 was $306,814, $240,668, and $185, 313, respectively.

ITEM 8B. SIGNIFICANT CHANGES

Other than as set out, there have been no significant changes in our business in the period from February 28, 2005 until the date of this document.

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

On March 11, 2005, the company announced that it had filed a Statement of Claim in British Columbia Supreme Court alleging the TSX Venture Exchange and certain of its employees acted deliberately to delay the company’s reverse takeover (RTO) of Shoprider Canada Mobility Products between August 2000 and February 2002.

On March 28, 2005, the company announced the signing of a binding agreement with Wireless 2000 of Burnaby, British Columbia to acquire the exclusive distribution rights for a term of 25 years to distribute its products into the healthcare, residential elder care, medical offices and hospital markets in North America.  The terms of the agreement call for Wireless 2000 to deliver a commercial product to the company within one year.  The company will pay CDN$350,000 in total over this period for the exclusive distribution rights.  The company will also pay a 20% royalty to Wireless 2000 on the revenues of all Wireless 2000 products sold

On July 5, 2005, the company announced an agreement to acquire a fifteen percent interest in Vytron Communications of Toronto for $1.5 million dollars CDN.  The acquisition is subject to an independent appraisal of the assets of Vytron in addition to certain other conditions.  This acquisition will allow the company to further its vision of providing improved security and monitoring in Healthcare facilities.

On July 11, 2005, the company announced the acquisition of exclusive distribution rights to sell TOTALtrak, Inc.’s product line to the healthcare industry in Canada subject to certain terms and conditions.  The distribution rights allow the company to continue to assemble a range of monitoring assets to further enhance and expand its IER Systems Division.  TOTALtrak is a high-tech Asset Management Company that develops products utilizing state-of-the-art radio frequency identification (RFID) and patent pending multiple range identification (MRID) technologies, global positioning technologies and advanced programming to create TOTAL Asset Management Systems.

ITEM 9. THE OFFER AND LISTING

Price History

Our common shares were listed and posted for trading on the TSX Venture Exchange (symbol AHC) from March 15, 2002 until the company was delisted on August 20, 2004.  Our common shares have been quoted on the NASD Over-The-Counter Bulletin Board (symbol AHCKF.OB) since March 8, 2004.

The annual high and low market prices for the five most recent full financial years are set forth in the table below.

YEAR	HIGH	LOW
03/01/03 – 02/29/04	$0.24	0.07
03/01/02 – 02/28/03	0.20	0.06
03/01/01 – 02/28/02*	-	-
03/01/00 – 02/28/01*	0.21	0.05
03/01/99 – 02/29/00	0.30	0.07

* Trading of the stock was suspended from September 2000 through February 2002.

For the two most recent full financial years the high and low market prices for each full financial quarter are set forth in the table below.

QUARTER	HIGH	LOW
12/01/03 – 02/29/04	$0.24	0.07
09/01/03 – 11/30/03	0.12	0.07
06/01/03 – 08/31/03	0.15	0.09
03/01/03 – 05/31/03	0.18	0.10
12/01/02 – 02/28/03	0.20	0.08
09/01/02 – 11/30/02	0.13	0.07
06/30/02 – 08/31/02	0.12	0.06
03/01/02 – 05/31/02	0.19	0.07

For each of the most recent six months the high and low market prices are set forth in the tables below.

TSX Venture Exchange:

MONTH	HIGH	LOW
07/04	$0.15	0.10
06/04	0.15	0.09
05/04	0.15	0.10
04/04	0.17	0.13
¾	0.19	0.13
02/04	0.19	0.13

NASD Over-The-Counter Bulletin Board:

MONTH	HIGH	LOW
08/04	$0.25	0.08
07/04	0.12	0.09

At July 31, 2005, we had 46,648,891 common shares issued and outstanding and held by estimated 750 registered owners of record.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Our Certificate of Incorporation was filed with the Ministry of Finance and Corporate Relations, Registrar of Companies in the Province of British Columbia, Canada on March 5, 1981 under the name Jacob Gold Corporation with the Certificate of Incorporation No. 228476.  We were incorporated to conduct all lawful business pursuant to the laws of British Columbia and our Certificate of Incorporation and Articles do not describe a business object or purpose.  As at the Company’s annual general meeting on July 29, 2005, the Company obtained shareholders’ approval to amend the Articles of the Incorporation, as the Board deems necessary and to reflect the new Business Corporations Act in British Columbia.  The Articles of the Company will be changed during the year.

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

As at February 28, 2005 our authorized and issued capital is as follows:

Authorized:

300,000,000 common shares without par value

200,000,000  Preference shares without par value

Issued:

46,648,891 common shares

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

Material Contracts

We have entered into the following material contracts:

On March 31, 2003, we entered into an agreement to acquire technologies from the University of Connecticut in the field of invasive monitoring technology.  On May 3, 2004 we announced that we had closed these agreements, which will result in yearly payments of US$25,000 per year to maintain these rights.  The company is in attempting to re-negotiate certain terms of this agreement.

We have also entered into various other agreements during the year as part of normal business and the agreements are confidential for competitive reasons.

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

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARS AND DELINQUENCIES

As of February 28, 2005, there was no material default in the payment principal, interest, a sinking or purchase fund instalment.  Furthermore, there was no material default that was not cured relating to indebtedness of the Company or any of its subsidiaries.

The Company has not declared or issued any dividends for the fiscal year ended February 28, 2005.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

As at February 28, 2005, there have been no material modifications to the rights of security holders and the use of proceeds.

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

There were no significant changes made in the Company's internal controls during the period covered by this annual report on Form 20-F or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions..

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

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.

Audit Committee Financial Expert

The Registrant currently has three independent directors on its audit committee two of whom are financial experts, Jan Karnik, who is the Chairman, and Amarjit Mann.  Also, the Registrant retained the audit services of chartered accountants to perform the audit on its year-end consolidated financial statements.

B.

Code of Ethics

The Registrant has not adopted a formal written code of ethics given its relatively small size and the Directors, including the director/employees of the Registrant, are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Registrant.  Also, the Board is comprised of one director who is an actively practicing lawyer and who is available to the management of the Registrant to provide a high standard of due care in the activities of the Registrant and to provide guidance when needed.

C.

Principal Accountant Fees and Services

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by our independent auditors on a case-by-case basis.  In making such determinations, the Audit Committee considers whether the provision of non-audit services is compatible with maintaining the auditor’s independence.  All of the non-audit services provided by our independent auditors in the year ended February 28, 2005 were pre-approved in accordance with this policy.

The following table discloses accounting fees and services of the Registrant:

Type of Services Rendered	2004 Fiscal Year (CAD$)	2005 Fiscal Year (CAD$)

(a) Audit Fees	$16,500	$23,500

(b) Audit-Related Fees	$33,073	$30,865

(c) Tax Fees	$16,824	$13,050

(d) All Other Fees	-	-

PART III

ITEM 17. FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements are incorporated by reference to this Item.

All financial statements herein are stated in accordance with Canadian Generally Accepted Accounting Principles and there have been no significant charges since the date of the annual financial statements.

(a)

The following Financial Statements pertaining to our consolidated financial statements are filed as part of this Registration Statement:

Exhibit Reference #	Consolidated Financial Statements
N/A	Report of Independent Accountants
Consolidated Balance Sheet
Consolidated Statements of Operations
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

The following exhibits are incorporated into this annual report by reference to this Item.

The following exhibits are filed with this annual report:

Exhibit Reference	Name
1.1	Memorandum – Filed with Form 20F/A on January 24, 2003
1.2	Articles – Filed with Form 20F/A on January 24, 2003
4.1	Pihsiang Manufacturing and Distribution Agreement dated January 8, 2001
4.2	Pihsiang Manufacturing and Distribution Agreement dated June 7, 2002 – Filed with Form 20F/A on May 14, 2004
4.3	Three Kay Share Purchase Agreement dated June 7, 2002 – Filed with Form 20F/A on January 24, 2003
4.4	Escrow Agreement dated February 21, 2002 – Filed with Form 20F/A on January 24, 2003
4.5	Itrade Finance Agreement dated July 22, 2002 – Filed with Form 20F/A on December 8, 2003

4.6	Vancity Capital Corp. Agreement dated October 11, 2002 – Filed with Form 20F/A on December 8, 2003
4.7	Sun Life Assurance Company of Canada Lease Agreement dated March 14, 2003 – Filed with Form 20F/A on December 8, 2003
4.8	Royal Bank of Canada Credit Facility Agreement dated April 9, 2003 – Filed with Form 20F on August 31, 2004
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
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

August 31, 2005

AMS Homecare Inc.,
a British Columbia Corporation

By

/s/  Rani Gill

Rani Gill

President and Chief Financial Officer