Form 20-F
period 2006-02-28
AMS HOMECARE INC
filed 2006-10-19
CIK 1201784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 ☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 ☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2006

OR

 ☐

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________________ to ______________________________

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  235,572,391 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 ☐ Yes  ☑  No

786807/D/1

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 126.2 of the Exchange Act.

Large Accelerated Filer

 ☐

Accelerated Filer  ☐

Non-Accelerated Filer  ☑

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17  ☑  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 126.2 of the Exchange Act.

☐  Yes  ☑  No

2

786807/D/1

TABLE OF CONTENTS

i

786807/D/1

INTRODUCTION AND USE OF CERTAIN TERMS

AMS Homecare Inc. is a corporation incorporated under the Company Act (British Columbia, Canada) on March 5, 1981.  As used herein, except as the context otherwise requires, the term “we”, “our” or the “Company” refers to AMS Homecare Inc. and its subsidiaries, now called AMS Homecare Canada Inc., and AMS Homecare USA Inc.  Our consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles with a reconciliation to United States Generally Accepted Accounting Principles and are presented in Canadian dollars.  All monetary amounts contained in this Annual Report are in Canadian dollars unless otherwise indicated.

Our registered office and our North American office and principal place of business is located at 1360 Cliveden Avenue, Delta, British Columbia, V3M 6K2.

FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F is as of February 28, 2006 unless otherwise indicated.

The following discussion contains forward-looking statements regarding events and financial trends, which may affect our future operating results and financial position.  Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in forward-looking statements.  These factors include, but are not limited to, the fact that we will need additional financing to fully execute our business plan and will be subject to certain risks, all of which factors are set forth in more detail in the section entitled “Risk Factors” at Item 3 and “Operating and Financial Review and Prospects” at Item 5

PART I

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

786807/D/1

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003	Year Ended February 28, 2002
Sales	$6,946,317	$5,470,434	$4,394,857	$2,691,777	$2,998,512
Earnings (loss) before other income and income taxes	$120,102	$38,558	$253,942	($225,433)	($159,706)
Net earnings (loss)	($3,486,833)	$19,758	$255,725	($237,433)	($155,714)
Earnings (loss) per common share	($0.04)	$0.01	$0.01	($0.01)	($0.01)
Diluted Earnings (loss) Per common share	($0.04)	$0.01	$0.01	($0.01)	($0.01)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted average common shares outstanding	74,075,541	46,632,453	46,398,891	45,645,101	30,000,000
Total assets	$2,987,459	$2,569,901	$1,853,166	$1,416,698	$1,339,820
Capital assets	$83,627	$55,035	$49,580	$39,098	$52,052
Total liabilities	$3,324,367	$2,249,839	$1,587,862	$1,407,119	$1,167,808
Advances from Shareholders	$501,607	$501,607	$442,257	$352,395	$252,395
Shareholder’s equity (deficiency)	($336,908)	$320,062	$265,304	$9,579	$172,012

786807/D/1

Under U.S. GAAP, all amounts in the foregoing table remain the same except the following:

Earnings (Loss) before other income and taxes	($3,506,886)	$38,558	$253,942	($400,433)	($222,752)
Net earnings (loss)	($3,486,833)	$19,758	$255,725	($412,433)	($218,760)
Total assets	$2,980,150	$2,560,155	$1,840,064	$1,403,596	$1,326,718
Shareholders' equity (deficiency)	($344,217)	$310,316	$252,202	($3,523)	$158,910
Capital Stock	$2,940,263	$75,400	$75,400	$75,400	$400

On September 29, 2006, the Interbank rate of exchange for converting Canadian dollars into United States dollars equaled 1.1177 Canadian dollars for 1 United States dollar.  The following table presents a history of the high and low exchange rates of Canadian dollars into United States dollars for the previous six months:

Month	High	Low
September 2005	1.1891	1.1615
October 2005	1.1874	1.1170
November 2005	1.1932	1.1645
December 2005	1.1741	1.1504
January 2006	1.1714	1.1379
February 2006	1.1573	1.1360

The following table presents a history of the average exchange rates of Canadian dollars into United States dollars as of the last day of each fiscal year.

Year	Average Exchange Rate
2006	1.1360
2005	1.2332
2004	1.3371
2003	1.4852
2002	1.6023

786807/D/1

Risk Factors

The following is an overview of the risk factors to be considered in relation to our business. Specific risk factors to be considered are as follows:

WE ARE DEPENDENT ON PIHSIANG FOR OUR SUCCESS AND IF THIS RELATIONSHIP DETERIORATES OR IS TERMINATED OUR BUSINESS WILL SIGNIFICANTLY SUFFER

Since 1989, we have been dependent largely upon our Taiwanese scooter supplier, Pihsiang Machinery Manufacturing Co. ("Pihsiang"), for our success. Approximately 86% of our gross revenue during the fiscal year ending February 28, 2006 was attributable to sales of products supplied to SCMP by Pihsiang. In addition, Pihsiang distributes its products to our competitors in the U.S. Our success is dependent upon our reputation for providing quality sales, marketing and distribution services for our dealers.  However, our reputation is, in turn, dependent upon an ongoing supply from Pihsiang of quality products that meet the requirements of the marketplace.  We may continue to rely on Pihsiang to provide the AMS line of scooters and power chairs which will increase our dependence on Pihsiang in reference to scooter sales.  We have also entered into new manufacturing and distribution agreements with other suppliers for products other than scooters, which are intended to diversify the risk inherent to the Pihsiang relationship.  In addition to product diversification, we also provide monitoring services using our proprietary software called IER Systems.  We are also in the process of expanding our business by setting up retail outlets in the United States called “65 Plus”.

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

786807/D/1

DOING BUSINESS OUTSIDE OF CANADA MAY SUBJECT US TO ADDITIONAL RISKS

Historically our operations have been confined to Canada. However in November 2005 we announced the opening of our first retail store called 65Plus. Our new business model turns our focus towards expanding business into the United States, although there is no assurance that we will be successful with either expansion.  There can be no assurance that we will be successful in our efforts to expand.  Establishing operations outside Canada will expose us to additional risks associated with fluctuations in foreign currency exchange rates. We have no intention at this time of expanding into Europe, Latin America, Asia or India.  However we continue to explore opportunities.  In addition, international operations are subject to other risks, such as the imposition of government controls, export license requirements, tariffs or taxes and other trade barriers and difficulties in staffing and managing international operations, among others.  There can be no assurance that these and other factors will not have an adverse effect on our financial condition and results of operations.  Currently, we operate primarily in Canada.  Our expansion into the United States results in us competing with other manufacturers and their distributors of their products.

SUBSTANTIALLY ALL OF OUR ASSETS AND OUR DIRECTORS AND OFFICERS ARE OUTSIDE OF THE UNITED STATES WITH THE RESULT THAT IT MAY BE DIFFICULT FOR INVESTORS TO ENFORCE ANY JUDGMENTS OBTAINED AGAINST US OR ANY OF OUR DIRECTORS OR OFFICERS WITHIN THE UNITED STATES

Substantially all of our assets are located outside of the United States except for an immaterial amount of inventory and store fixtures at our first retail outlet.  In addition, our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

CONFLICTS WITH PIHSIANG COULD AFFECT THE LAUNCH OF OUR BRANDED SCOOTERS

Although our agreement with Pihsiang allows us to sell the AMS line of scooters manufactured by Pihsiang, there is ongoing risk that the manufacturer may terminate this agreement, which would result in the loss of our ability to market these scooters.  We would then have to obtain a new manufacturer to produce our AMS line of scooters and this may be costly and time-consuming.

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

Our ability to operate profitably depends in part on the extent to which reimbursement for the cost of the products we sell will be available from government health administration authorities, private health coverage insurers and

786807/D/1

other organizations. Third-party payers are increasingly challenging the price of medical products, with the result that profit margins are generally being reduced. Significant uncertainty exists as to the reimbursement status of new medical equipment, and there can be no assurance that adequate third party coverage will be available to establish price levels sufficient for us to operate profitably.  A major issue facing our business in the United States is Competitive Bidding, a resolution that was part of the Provider Giveback Bill, which is legislation to increase reimbursement for hospitals and doctors.  The current United States administration believes that in order to control rising medical costs without sacrificing service, market economics should be introduced.  Competitive Bidding involves a process whereby equipment providers provide bids to Medicare and the lowest-cost provider wins the Medicare reimbursement.  The introduction of Competitive Bidding will result in a shakeout of the smaller equipment providers who cannot match the lowest price.  If we cannot provide competitive products to the equipment providers, then this will reduce sales.  There are similar issues regarding competition and reimbursement in other markets, however we have not fully evaluated specifics in markets other than the United States.

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

OUR SHARE PRICE MAY BE VOLATILE AND OUR STOCK MARKET LISTING MAY BE AT RISK

Market prices for shares of junior venture companies are often volatile.  Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights by us or others, regulatory actions, publications or financial results could have a significant effect on the market price for our common shares.  The Company announced in releases dated July 10, 2006 and July 10, 2006 that the Company was unable to obtain an audit opinion letter from our auditors Cinnamon Jang Willoughby & Company (CJW).  We obtained new auditors, STS Partners LLP and have now completed the audit.  As a result of the delays in filings the Company was cease traded by the British Columbia Securities Commission and is at risk of being de-listed from the OTCBB.  The Company needs to file a complete Form 20F in order to maintain a listing.

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

786807/D/1

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

Our sales, which have been predominately been confined to date to Canada , have been highest in the spring and summer.  Moreover, we have experienced, and expect to continue to experience, losses or significantly lower earnings from November to January of each year insofar as Canadian scooter sales are concerned.  Our results of operations have depended significantly upon the weather in the second and third calendar quarters, but could be offset by gains from the introduction of other products such as disposables, rollators, cushions and wheelchairs.  Less than satisfactory net sales during the winter months could have a material adverse effect on our financial

786807/D/1

condition or results of operations for the year.  In the future, changes in the product mix offered by us, our expansion into United States or other factors, may result in different seasonality trends that may adversely affect our revenues.

OUR RECENT REVENUE GROWTH MAY NOT CONTINUE IN THE FUTURE

There can be no assurance that the revenue growth we experienced in 2006 will continue or increase. Our industry makes the prediction of future results difficult or impossible, and therefore, our recent revenue growth should not be taken as an indication of any growth that can be expected in the future.  Although we believe that the losses during the years ending February 28, 2002 and February 28, 2003 were due largely to the costs associated with the reverse tender offer, we may operate at a loss at any point in the future.  The company suffered a loss in 2006 due primarily to the reporting and payment of some of the damages incurred by the CEO and the President as a result of RTO delays  Any increase in our revenues will be dependant on our ability to implement all of the products and services we propose to offer under our business plan which will require us to expend capital on an on-going basis.

OUR LONG-TERM LIQUIDITY AND CAPITAL RESOURCES ARE UNCERTAIN

We believe revenues from current operations combined with our cash resources and lines of credit are adequate to fund our current marketing program in Canada.  We believe we will need to secure additional financing to continue our  expansion into the U.S.  Other than as described below, we have not entered into any agreements with respect to this additional financing but expect to raise such funds through debt or the offering of stock.  In the event that additional funds are needed, there is no assurance that we will successfully raise or internally generate sufficient capital.  Additionally, any issuances of equity may result in dilution to our existing shareholders or may result in a change of control.  We may require additional financings depending on acquisition costs and working capital needs in the future.  Any additional financings requiring security over assets of AMS may be limited because we have already pledged those assets to secure a loan from Royal Bank of Canada.  We entered into a five year term subordinated-debt financing for $250,000 with Vancity Capital Corporation beginning in November 2002, with an annual interest rate of prime plus 10.50%, payable monthly, consisting of principal and interest.  This debt is secured by corporate guarantees and personal guarantees from Ms. Rani Gill and Mr. Harj Gill, our President and CEO, respectively.  We have also entered into a five year term subordinated debt financing for $250,000 with the Business Development Bank of Canada beginning in September 2004 with an annual interest rate of floating base rate plus variance of 7.50%, payable monthly, consisting of principal and interest.  In addition, on July 11, 2006, the Company renogiated its credit facility with the Royal Bank of Canada.  The credit facility was increased from $1,750,000 ro 2,000,000 at an interest rate of Royal Bank prime plus 2.75% per annum.  Additional funding was also provided by the Business Development Bank of Canada in November 2005 for $500,000 at an interest rate of 17% per annum, repayable over 60 months with no principal payment until November 15, 2010.  All of these facilities contains certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.  As of February 28, 2006, the Company was in violation of these covenants; however subsequent to year-end the Company became compliant.  On April 06, 2006, shareholders advanced $375,000 to the Company.  . There may be further risks to liquidity and capital resources as the Company has previously reported that damages have been suffered by the Company, the CEO, and the President.  As per the lawsuit filed against the TSX Venture Exchange and certain individuals, management believes these damages have been caused by the TSX Venture Exchange and its predecessor companies.  Additional costs may be incurred; however the Company has not recorded an accrual for this contingency as actual cannot be ascertained at this time.   Management has attempted to minimize damages to the Company in various ways, including personal guarantees.  Provided by the CEO and the President.  The Company would be at a severe risk if the personal guarantees were withdrawn by the CEO and President.

LITIGATION

In April 2003, a former employee filed a wrongful dismissal suit in the Supreme Court of British Columbia for the amount $250,000 based upon his expected earnings over the 5-year term of his contract with us, stating that he was terminated in breach of his contract.  We disputed this claim based on the belief that he was terminated as per the terms of his contract and we believed that there was no merit to this claim.   On May 10, 2006 the Company abandoned the appeal with respect to a wrongful termination judgment issued and settled the matter for $65,493.24.

786807/D/1

On March 11, 2005, the Company announced that it had filed a Statement of Claim in British Columbia Supreme Court alleging the TSX Venture Exchange and certain of its employees acted deliberately to delay the Company’s reverse takeover (RTO) of Shoprider Canada Mobility Products between August 2000 and February 2002.  The Company believes that both the Company, and  vendors of the RTO Target and Company President and CEO suffered damages as a result of the delay and has reported this in news releases.  The Company has estimated the amount of the alleged damages but has not at this time finalized the final amount of these damages.  The lawsuit and associated damages to date has been financed by the Directors who are also the CEO and the President.  These two directors have claimed no specified amounts and no accruals have been made;  however, the CEO and the President  were issued 174,850,000 common shared valued at $2,617,997 plus $799,847 in cash for some of the damage to date.  The shareholders including minority shareholders voted and approved the issuance of shares and cash to be paid to the CEO and the President and authorized the Board to make payments for further damages that may be paid by the Company.  Payments will further dilute the shareholders and also decrease cash in the Company and thereby further increasing the risk to the Company.

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

ITEM 4. INFORMATION ON THE COMPANY

History and Development of AMS

We were originally incorporated under the Company Act (British Columbia, Canada) on March 5, 1981 as Jacob Gold Corporation.  Our name was subsequently changed to Sargon Resources Ltd. and then to International Sargon Resources Ltd., and later to Canoil Exploration Corporation ("Canoil"). On February 28, 2002 Canoil, which had no operations, material assets or liabilities at the time, acquired 393231 and Ambassador, the corporate partners that own SCMP, a general partnership founded in 1989 and registered by the Registrar of Companies (British Columbia) on June 25, 1992.  Canoil's name was changed to our current legal and commercial name, AMS Homecare Inc, on March 14, 2002.  Our North American office and principal place of business is located at 1360 Cliveden Avenue,

786807/D/1

Delta, British Columbia, V3M 6K2 (phone: (604) 273-5173).  Further, AMS Homecare Inc., operates through two subsidiaries, AMS Homecare USA Inc. and AMS Homecare Canada Inc.

As at February 28, 2006, the Company’s registered office is located at 1360 Cliveden Avenue, Delta, British Columbia, Canada, V3M 6K2.

We have delivered, since 1989, high quality, reliable and comfortable self-care equipment addressing the requirements of customers seeking to maintain their freedom and independence. We are dedicated to providing innovative, reasonably priced healthcare solutions specially developed or acquired with consumers in mind.

♦

The Shoprider® brand manufactured by Pihsiang, which we represent exclusively in Canada, is recognized for superior design and technical sophistication, as well as for functionality in mobility products.

♦

Through warehouse-service centers conveniently located across Canada, we distribute Shoprider® scooters and accessories and install, manufacture and assemble a proprietary patient monitoring system, called IER Systems.  IER is an acronym for Integrated Emergency Response Systems.

♦

We offer an expanding product line of AMS-brand assistive devices such as walkers/rollators, bed assists, bathroom safety and daily living items to serve the broader homecare/healthcare market requirements.

Capital Expenditures and Divestitures

On February 28, 2002, we (known as Canoil at the time) acquired 393231 and Ambassador, the corporate partners that own SCMP in exchange for 30,000,000 common shares issued to Rani Gill (50%) and RKGCM Holdings Ltd. (50%), a company controlled by Ms. Gill.  All of these shares were subject to an escrow agreement, pursuant to which 15% of the shares have been released from escrow and 5% of which will be released on September 7, 2004.  Thereafter, 10% of the remaining shares will be released from escrow every six months thereafter until all the shares have been released from escrow.  The final tranche of shares to be released from escrow will be released on September 7, 2008.  Throughout the escrow period, the holder may vote the shares, except in support of an arrangement that would result in the repayment of capital prior to a wind up, and retains the same shareholder rights as the non-escrow shares, including the right to dividends.  The release from escrow of these shares is not subject to the verification of any representations and warranties.  The only condition upon the release of these shares from escrow is the passage of time.  During the year, the Company obtained the approval from the TSX Venture Exchange and from the shareholders for the release of all the escrowed shares.  Therefore, there is no escrow agreement in place..

Ms. Gill and RKGCM Holdings Ltd. granted an option entitling us to repurchase from them up to an aggregate of 10,000,000 shares at a price of $0.10 cents per share.  This option was exercisable if, at any time prior to February 2006, Ms. Gill voluntarily terminates her employment with us.  This time period has now expired.

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

Business Overview

Description of the Company

AMS Homecare Inc. is a Healthcare company focused on the elderly and disabled marketplace, with three main divisions.  The wholesale and contract manufacturing division started in 1989 now supplies mobility equipment and medical products throughout Canada, and currently has a base of over 300 plus dealer customers in Canada.  AMS

786807/D/1

also has a technology division, called IER Systems, which markets and installs proprietary software and hardware into Care Facilities and it is used to monitor the facility and the residents.  AMS also has a retail division in the United States, named 65 PLUS, which has been initiated in 2005.  The foundation and concept behind the retail stores is to offer products to the “graying population” as a “one stop shop”. Our first store opened in November 2005 this year in Bellevue, Washington State.

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

The strategies include:

1.

Expansion of Canadian operations through increasing the dealer base and improving dealer relations and the sale of new products directly into care facilities. www.amshomecare.com

2.

Entering the United States Market through the establishment and or purchase of retail stores and potential franchising of these retail stores called 65 Plus

3.

Developing and marketing IER systems, a monitoring system for health care facilities and incorporating Ultra Wide Band Technology.

DISTRIBUTION AND CONTRACT MANUFACTURING

Since 1989 AMS has been marketing the Shoprider Brand Scooters and powerchairs, through an exclusivity agreement with Pihsiang Machinery in Taiwan.  The Company has expanded its distribution business to market exclusively the Supracor medical cushions developed by a Supracor, a US company . The Company also sells bathlifts and other products under distribution agreements.  In addition, AMS markets products such as walkers, wheelchairs, and scooter accessories which are outsource manufactured locally in Canada and in Asia.

IER SYSTEMS / ULTRA WIDEBAND TECHNOLOGY

Software for monitoring buildings and residents was acquired in January 2004 by AMS.  The software has been further enhanced over the last two years.    Currently there are 30 Care Facilities in BC and North America that have installed IER Systems.

IER Systems contacts care personnel directly; wherever they may be in the facility. Its provision of quick access to both reports and the patient database is an immediate benefit to the staff and management. The system also provides personal alarm protection for patients or residents, as well as staff working alone during the night or in unprotected areas. A wide selection of devices for personal use are available in pendant, wristband or belt clip attachments. Waterproof devices may be worn in the shower or bath while still providing emergency call protection. The same integrated system providing supervised nurse call systems may also control the building security with programmable day and night modes for all devices. The supervised security alarm operation also monitors maintenance equipment. Establishing two-way communication is very beneficial, especially for after hours staff assisted calls. The IER System interfaces with existing telephone systems to provide two-way communication via long range telephones or

786807/D/1

pocket pagers. IER software is intended to be integrated with leading and new products such as  with UWB (Ultra Wideband) products when available to make it the most advanced system available.

Wireless 2000 RF & UWB Technologies has given AMS exclusive rights to market and distribute any or all of the HRRM and PLT Systems for use in the health care, residential elder care, medical offices and hospital markets throughout in United States and Mexico and in Canada the exclusive right to market to Residential Elder Care Facilities and non-exclusive rights in Canada for all markets that are not Residential Elder Care Facilities.   To date Wireless 2000 has not produced and delivered commercial products to AMS.  Such delays will delay any expected sales from these products and also delay the integration of IER Systems with the UWB products.  There is no assurance that Wireless 2000 will produce and deliver these products.

A large opportunity also exists for the HRRM in the health and fitness markets where the comfort of a non-contact monitor and immunity to interference from other nearby heart monitors will be key selling points. Large opportunities also exist for tracking products (assets) and people using the PLT system in warehouses, distribution centers, shipping and storage facilities, large companies, and amusement parks.  A very intriguing use of UWB, which provides a much needed product, is created by combining the features of the HRRM with the PLT system into an integrated system that provides vital signs monitoring and tracking of firefighters and search and rescue personnel within burning buildings.  Wireless 2000 is currently developing the core wireless technology upon which its UWB products will be based. A team of experienced professionals with backgrounds in RF, DSP, and UWB has been assembled. The team was committed, through the signing of a contract with AMS, to deliver a commercially viable prototype of the HRRM by the end of 2005, and a functional commercial quality HRRM and PLT system by May 2006.  As noted, these products have not been delivered by Wireless 2000 to the Company.  The Company continues to discuss the development progress with Wireless2000   AMS intends to incorporate the UWB products into its IER System, creating a leading edge monitoring system for AMS to market in the years ahead.   As at February 28, 2006, the Company paid $200,000 for the exclusive distribution rights.  The Company will pay $350,000 in total.

RETAIL NETWORK / 65PLUS

The Company in November 2005 opened up a retail outlet called 65PLUS in the USA offering : Pharmacy, Durable Medical/Mobility, and many other products useful to the ageing baby boomer generation.  The retail store expects to address the needs of the aging population.  There are opportunities to consolidate the industry as it is fragmented and there are opportunities to grow by setting up new 65 PLUS stores as the sector grows naturally due to the aging population.  Our first store is in Washington State. The Company expects to franchise the 65plus store concept starting at some stage in the future..

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

786807/D/1

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

Bathlift

The Company markets the Aquajoy bath lift in North America.  In Canada, the bathlift is sold through the existing distribution network and the in the US through its 65 Plus retail store and the 65Plus Website. .  The product assists individuals in lowering themselves into the bathtub.

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

786807/D/1

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

In the US, AMS has its own 65PLUS stores to sell directly to the end consumer as well as through a website and a 1-800 number to sell directly through that channel as well.

RETAIL STORES / 65PLUS

The United States represents a much larger market for AMS products.  AMS is in a unique position in that it already has experience in this market under the predecessor company.

The Company has another advantage in that it will sell direct to the consumers to take advantage of retail margins.  In this market, AMS will have a strong cost advantage making it competitive in this highly saturated market.  AMS has entered this market with its own private label brand of Scooters under the name “65 PLUS”.  This product will be marketed through branding strategies securing a strong position in customer awareness and preference.

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

In Washington on the West Coast of the United States, AMS has set up the first 65 PLUS store (www.65plusstore.com) to sell to consumers.  A site was chosen due to its favorable demographics and its close proximity to the Vancouver headquarters and warehouse in BC Canada.

Sales will be built not only by a bricks-and-mortar establishment but also with ecommerce and telephone sales.  A website is under development that will provide customers with the information they require and ecommerce capabilities to facilitate sales online.  Also, a 1-800 number will allow those without Internet access to order AMS products over the telephone.

AMS expects to expand its own dealership network into attractive market regions through acquisitions and retail start-ups.

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

MONITORING TECHNOLOGY / IER SYSTEMS / UWB TECHNOLOGY

A new business unit was added to AMS in 2004.  IER is a completely comprehensive monitoring system that is targeted at institutions in the health care industry.  Long-term care facilities, nursing homes, acute care facilities, resorts and hospitals will all benefit from this integrated approach to operations management.

786807/D/1

This monitoring technology integrates alarms, intercoms, video surveillance, portable communications devices, telephones, PA systems, and other components of the facilities operating technologies into a singular control center.  This allows administrators to manage a facility with the greatest efficiency reducing wasted human resources and improving the management’s efficiency.

With this technology, facility administrators will have a comprehensive knowledge of the environment.  They can monitor the facility for temperature and ventilation, security breaches, fires.  With the inclusion of other AMS technologies in the future such as UWB, institutions may be able to monitor patients including their vital signs, their locations, communications and other vital inputs.

All this capability will be coordinated with Internet based operating software to effectively manage a facility from a convenient location.  These institutions may  be able to reduce administration staff or even outsource their facility management through web-based monitoring to AMS which may be offered in the future.

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

▪

Faster reaction times

▪

Less wasted efforts

▪

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

786807/D/1

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

786807/D/1

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

Principal Markets

Since our inception, we principally have sold products in Canada.  Most of our products are for healthcare patients and their homecare needs with the exception of our proprietary software monitoring system called IER Systems.  As at February 28, 2006, approximately 86% ( February 28, 2005 : 86% February 29, 2004:  86%; February 28, 2003:  95%) of sales are from products provided by the company’s largest supplier, Pihsiang Machinery.

Seasonality

Our sales, which have been predominately confined to date to Canada , have been highest in the spring and summer.  Moreover, we have experienced, and expect to continue to experience, losses or significantly lower earnings from November to January of each year insofar as Canadian scooter sales are concerned.  Our results of operations have depended significantly upon the weather in the second and third calendar quarters, but could be offset by gains from the introduction of other products such as disposables, rollators, cushions and wheelchairs.  Less than satisfactory net sales during the winter months could have a material adverse effect on our financial condition or results of

786807/D/1

operations for the year.  In the future, changes in the product mix and services offered by us, our expansion into United States or other factors, may result in different seasonality trends that may adversely affect our revenues.

Source and Availability of Raw Materials

The Company operates as a distributor and installer in Canada and as a retailer in the United States; therefore, it does not use any raw materials.

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

♦

Marketing Materials:  We have a number of color brochures, flyers, banners and posters outlining our line of scooters.  In addition, we have a purchasing solutions booklet, which helps end-users choose the right scooter by outlining the unique features of each scooter.

♦

A Co-op Advertising Fund:  We have established a program under which our authorized dealers can claim expenses for the promotion of our products.  This fund is based on each dealer’s quarterly scooter sales.  We refund up to 50% of funds spent by the dealers on advertising up to a maximum of 3% of the dealer’s quarterly scooter sales.

♦

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

♦

Website:  We have developed a Website (www.amshomecare.com) containing information about our line of products. A separate website (www.65plusstore.com) has been launched  to facilitate online purchasing from our 65 Plus retail outlets in the United States.

♦

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

786807/D/1

Dependence on Pihsiang

Since 1989, we have been dependent largely upon our Taiwanese scooter supplier, Pihsiang, for our success. Approximately 86% of our gross revenue during the fiscal year ending February, 28 2006 was attributable to sales of products supplied to AMS by Pihsiang. In addition, Pihsiang distributes its products to our competitors in the U.S. Our success is dependent upon our reputation for providing quality sales, marketing and distribution services for our dealers.  However, our reputation is, in turn, dependent upon an ongoing supply from Pihsiang of quality products that meet the requirements of the marketplace.  We may continue to rely on Pihsiang to provide the AMS line of scooters which will increase our dependence on Pihsiang in reference to scooter sales.  We have entered into new manufacturing and distribution agreements with other suppliers for other products, which are intended to diversify the risk inherent to the Pihsiang relationship.  Specifically, we expect increased revenues from other products so that over the next few years a greater percentage of our total revenue will be from these new products thereby reducing our reliance on Pihsiang products to generate revenue, but there can be no assurance that we will be successful with these efforts.  There is an ongoing risk of inadequate inventory problems as we expand into other products and other jurisdictions which could harm our financial position.

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

♦

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

♦

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

♦

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

786807/D/1

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

Organizational Structure

The Company wholly-owns the following subsidiaries:

1.

AMS Homecare Canada Inc.,, was incorporated under the laws of the Province of British Columbia on October 12, 2000;

2.

AMS Homecare USA Inc. was incorporated under the laws of the State of Delaware on January 17, 2003

Facilities

We have a leased, furnished warehouse at Cliveden Avenue, Delta, B.C., which also serves as our head office, and have leased premises in Mississauga, Ontario, and Montreal, Quebec.  All of the properties are used for office space or storage.  The terms of each of the leases are as follows:

♦

Mississauga, Ontario: We have entered into a lease from March 1, 2005 to April 30, 2007, with 1169043 Ontario Inc., for office and warehouse premises at 2266 Drew Road, Unit 9, Mississauga, Ontario.  The basic rent payable for the 4,242 square foot space was $1,768 per month for the first year and $1,855 per month for the second year.

♦

Montreal, Quebec: We have entered into an agreement dated March 1, 2002 with U-Haul to lease 560 square feet of storage space located at 65 Brunswick Boulevard, Montreal, Quebec.  Effective March 1, 2002 the rent payable is $800.00 per month.  The term of the lease is one month and renews automatically month to month. Ten days notice is required to terminate the lease.

♦

Delta, British Columbia: We have entered into a lease with Sun Life Assurance Company of Canada until March 2008 for office and warehouse premises at 1360 Cliveden Avenue, Delta, British Columbia.  The annual basic rent for the first two years is $71,513 and $74,788 for the remaining three years.  This new location is over 10,000 square feet.

♦

Bellevue, WA: We have entered into a lease with F-Mac Ross Plaza LLC for three years commencing July 1, 2005 for retail premises in Bellevue, WA.  The annual basic rent payable for the 2,100 square foot retail space is US$3,762.50.  We have two five-year options to renew the lease by providing six months advance written notice.

786807/D/1

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of the operating results and our financial position for the year ended February 28, 2006 and the two prior fiscal years and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17.

Results of Operations

Year Ended February 28, 2006

Selected Financial Information

	Feb. 28,	Feb. 28,	Feb. 29,
Fiscal Year Ended	2006	2005	2004

Sales	$6,946,317	$5,470,434	$4,394,857
Earnings
(loss) before
Income taxes	($3,506,886)	$38,558	$256,925
Per common share -
Basic & diluted	($.04)	$0.001	0.001

Total assets	$2,987,459	$2,569,901	$1,853,166

Long-term liabilities	$692,572	$304,429	$161,694

Due to Shareholders	$501,607	$501,607	$442,257

Net sales for the year ended February 28, 2006 increased by 27% to $6,946,317 as compared to $5,470,434 during the same period in 2005.  This increase of $1,475,883 from 2005 to 2006 as well as the increase of $1,075,577 from 2004 to 2005 is primarily due to higher volume of existing products and the addition of new products and services introduced during the year.  The Company’s first retail store in Bellevue, WA did not open until November 2005 and therefore sales from the store as a percentage of total sales are immaterial.  The increase in total assets of $417,558 from 2005 to 2006 is primarily due to an increase in accounts receivable. The increase in long-term liabilities in 2006 of $388,143 is comprised of an additional long-term loan of $500,000 in December 2005 less repayment of existing long-term loans.

Gross profit as a percentage of net sales increased to 40.6% in 2006 compared to 39.5% during the same period in 2005.  This increase in gross profit by $657,416 or 30% is a result of higher sales, and higher margins for the new and existing products.

Selling expenses as a percentage of net sales were 15.9% for the year ended February 28, 2006 compared to 15.1% for the same period in 2005.  The overall dollar amount increased by $279,185 to $1,107,154 in 2006 compared to $827,969 for the same period a year ago.  This increase is comprised of higher advertising, communication, freight, salaries, and travel costs.  Advertising costs comprised of co-operative advertising with dealers, tradeshows, and brochures increased by $73,431 to $207,050 for the year ended February 28, 2006 compared to the same period a year ago.  Freight and delivery costs increased by $37,566 to $153,043 for the year due to higher sales and higher fuel costs.  Salaries, communication and travel costs

786807/D/1

increased by $168,505 for year ended February 28, 2006 with the addition of two more employees for the Bellevue, WA retail location.

General and administrative costs as a percentage of net sales for the twelve months ended February 28, 2006 were 22.9% compared to 23.7% in the previous year.  The overall dollar amount increased by $296,687 to $1,591,733 compared to $1,295,046 for the same period a year ago.  Amortization expense increased by $28,452 for the year with the opening of the new retail location and additional head office staff.  Bad debts decreased by $49,834 to $1,467 compared to $51,301 for the same period a year ago.  Interest and bank charges were 35% or $56,557 higher with the addition of the new long-term loan in December 2005.  Occupancy and office costs increased by $122,156 the opening of the Company’s first retail outlet in Bellevue, WA.  Public relations costs decreased by $53,191 compared to the previous year as the Company only engaged the services of outside investor relations firms for part of the year.  Additional public Company costs of translating financial statements, USA filings, lawsuit launched by the Company, and costs relating to an action by a former employee account for the $211,771 increase in professional fees compared to the previous year. Salaries and consulting costs decreased by $35,108 for the year.  Consulting payments to the President and CEO were lower by $79,500.  This decrease was offset by an increase in salaries and benefits for administrative staff totally $44,392 due to additional staff.

Net loss before income taxes was $3,506,886 for the twelve months ended February 28, 2006 compared to earnings of $38,558 in the previous year representing a decrease of $3,545,444.  This decrease in earnings before income taxes is primarily attributable to the compensation to current directors and employees, and compensation to the current President and CEO of the Company in respect of some of the damages suffered by them during the RTO process.  The Company issued 14,150,000 common shares valued at $211,866 to the current directors and certain employees.  The Company issued 174,850,000 common shares at a value of $2,617,997 and paid cash of $799,847 to the President and CEO of the company as approved by the Board to reflect the extent of some of the damages.

Summary of Quarterly Results (in $’000)

Quarter	Feb. 28,	Nov. 30,	Aug. 31,	May 31,	Feb. 28,	Nov. 30,	Aug. 31,	May 31,
Ended	2006	2005	2005	2005	2005	2004	2004	2004

Sales	$ 934.6	$ 1,774.2	$ 2,220.4	$ 2,017.1	$ 890.5	$ 1,046.0	$ 1,573.5	$ 1,960.5

Earnings
(loss) before taxes	$ (4,114.9)	$ 15.8	$ 292.5	$ 299.6	$ (241.2)	$ (136.8)	$ 41.5	$ 375.0

Fully diluted
EPS	$ (0.0555)	$ 0.0003	$0.0063	$ 0.0064	$ (0.0052)	$ (0.0029)	$0 .0009	$ 0 .0080

The recorded loss in the last quarter is due to the seasonality factor in the sale of durable medical equipment, compensation to current directors and employees, and compensation to the current President and CEO of the Company in respect of some of the damages suffered by them during the RTO process.  The peak season for the sale of scooters and scooter accessories runs from May to September.  The Company continues to diversify its product and service offerings in order to mitigate the seasonality effect on sales.  As at February 28, 2006, 86% of the total sales were from scooters and power chairs with the remaining 14% from sale of cushions, disposables, daily living aids, IER monitoring services, and retail sales.

786807/D/1

Financial Condition

The Company continued to finance its operations principally through cash generated by the business, shareholder advances, and increase in the credit facility from a Canadian chartered bank and the funds obtained from the long-term debt.

Net working capital decreased from $978,235 in fiscal 2005 to $715,511 as at February 28, 2006.  This decrease is attributable to the increase in both the bank demand loan and accounts payable, and offset by the increase in accounts receivable.

Operating activities resulted in cash outflows of $685,568 in the year ended February 28, 2006 compared to $593,634 for the same period in fiscal 2005.  This increase in cash outflows is attributable to changes in working capital accounts and in particular, an increase in accounts payable as at February 28, 2006.

Cash flows from financing activities were $756,591 during the 2006 fiscal year compared to $668,620 in the previous year.  These were comprised of advances from the bank demand loan of $359,886, $500,000 from new long-term debt.  The principal repayment of the long-term debt totaling $103,295 offset these advances.

Cash flows utilized by investing activities were $71,023 for the twelve months ended February 28, 2006 compared to $74,986 in the previous year.  Of this increase, $51,485 is attributable to the purchase of new computer hardware, software, furniture, and store fixtures for the new retail location.  The acquisition of other assets totaling $19,538 is comprised of trademarks, patents, and financing costs.

Summary of Contractual Obligations

Long-term debt	2006	2005
Loan of $250,000, interest at prime plus 10.5% per annum, repayable over 60 months in blended monthly payments of $6,146, due November 2007	$108,438	$161,694

Loan of $250,000, interest at floating base rate plus variance of 7.5% per annum, with the first principal payment of $3,970 on February 4, 2005, followed by 59 consecutive monthly installments of $4,170 commencing on March 3, 2005, with the final payment on January 3, 2010	195,990	246,030

Loan of $500,000, interest at 17% per annum, repayable over 60 months with no principal payment until maturity on November 15, 2010.	500,000	-

	804,428	407,724

Less current portion	111,856	103,295

	$692,572	$304,429

These loans are secured by a general security agreement from the Company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and CEO and contain certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital ratio and ratio of current assets to current liabilities.   As at February 28, 2006, the Company was in violation of these loan covenants.  Subsequent to year end, the Company became compliant with respect to these covenants.

786807/D/1

Principal repayments of the Long-term debt are as follows:

2007	$111,856
2008	96,662
2009	50,040
2010	45,870
2011	500,000

$804,428

Operating leases

The Company is committed to operating leases for premises and vehicles.  Future minimum payments are as follows:

2007	$213,185
2008	194,140
2009	54,217

$461,542

Transaction with Related Parties

a)

  The Company advanced $3,332 to WISE, a private business controlled by the CEO, as part of the agreement to share in the revenue from operations of WISE.

b)

  The Company paid/accrued $41,257 (2005 – $43,343, 2004 - $33,903) in interest during the year to the President of the Company on shareholders advances totalling $501,607.

c)

  The Company issued 174,850,000 common shares at a value of $2,617,997 and paid a total of $799,847 in cash  (2005 - $Nil, 2004 - $Nil) to the President and to the CEO of the Company in respect of some of the damages suffered by them during the RTO process.   The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties.

d)

  The Company issued 13,000,000 common shares at a value of $194,647 (2005 - $Nil, 2004 - $Nil) to the current directors of the Company, excluding the President and the CEO, for their services rendered to the Company form the time of its listing on the TSX Venture Exchange in 2002 to date.   The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties.

e)

  The Company paid a total of $206,500 (2005 - $286,000, 2004 - $118,800) in management fees to the President and to the CEO in the normal course of operations.

Share Capital

Authorized:

300,000,000 common voting shares without par value

200,000,000 preferred shares without par value

Issued and Fully Paid:

235,572,391 Common Shares (2005:  46,648,891; and 2004:  46,398,891)

a)

On March 16, 2004, 250,000 warrants were converted into the Company’s common shares at a price of fourteen cents per share.

b)

On December 8, 2005, 76,500 common shares were cancelled and returned to treasury.

786807/D/1

c)

On January 6, 2006, the Company issued 189,000,000 common shares at a value of $2,829,863.  Of the total, 13,000,000 common shares were issued to directors, excluding the President and the CEO, for services provided since 2002, 1,150,000 common shares were issued to employees for compensation, and 174,850,000 common shares were issued to the President and to the CEO for some of the damages suffered in the reverse take-over.

Stock Options and Warrants:

The Company has a stock option plan for officers, directors and employees.  The maximum number of options available for issuance is 8,777,811.  As at February 28, 2006, no options were granted or issued.

Warrants

There were no warrants outstanding as at February 28, 2006.

Subsequent Events

a)

On April 6, 2006, shareholders advanced $375,000 to the Company.

b)

On May 10, 2006, the Company abandoned the appeal with respect to a wrongful termination judgement issued to a former employee.  Both parties agreed to settle for a final payment of $65,493.24.  This full amount has been recorded as an accrual in the financial statements.

c)

On May 29, 2006, the Company provided an update on the lawsuit filed against the TSX Venture Exchange and certain of its employees on March 11, 2005 seeking damages and penalties for their deliberate delay of the Company’s reverse takeover (RTO).  Based on the review of disclosure documents obtained from the TSX Venture in April 2005, the Company will proceed forward with this lawsuit.

d)

As of May 31, 2006, the Company was in compliance with the terms of all banking and long-term debt covenants entered into.

e)

On June 12, 2006, the Company announced that it had agreed to provide administrative services to the World Internet Stock Exchange (“WISE”), a private business involved in providing stock information and quotation services through WIS-X.  The Company has entered into an interim agreement and will be finalizing a revenue sharing model under which the Company would be compensated for the services provided to WISE.  WISE is owned by the CEO of the Company.

f)

On July 11, 2006, the Company renegotiated its credit facility with the Royal Bank of Canada.  The credit facility was increased from $1,750,000 to $2,000,000 at an interest rate of Royal Bank prime plus 2.75% per annum.  In addition to the general security agreement from the Company, personal guarantees of $1,000,000 each have been provided by both the President and CEO.

g)

At the Annual General Meeting on August 31, 2006, the Company obtained shareholders’ approval for the following resolutions:

i.

Removal of pre-existing Company provisions

ii.

Adoption of new articles under the Business Corporations Act

iii.

Increase authorized share capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value

iv.

Amendment of the Company Option Plan to increase maximum options that can be issued to  47,000,000 shares

v.

Conduct business with WISE, a Company controlled by the CEO

vi.

Authorization to issue 174,850,000 shares to the President and to the CEO and to issue and compensate the President and CEO with further shares and payments as deemed appropriate by the independent Board of Directors for damages and related events

786807/D/1

Year Ended February 28, 2005

Net sales for the year ended February 28, 2005 increased by 24% to $5,470,434 as compared to $4,394,857 during the same period in 2004.  This increase of $1,075,577 from 2004 to 2005 as well as the increase of $1,703,080 from 2003 to 2004 is primarily due to higher volume of existing products and the addition of new products and services introduced during the year.    In July 2004, the company’s bank credit facility with the Royal Bank of Canada was increased from $1,000,000 to $1,750,000.  With this increased credit facility, the company was able to increase inventory purchases and consequently generate higher sales from its existing products as well as diversify its product offerings and services.  Although the company was able to generate higher sales volume, it’s sales growth and business plan that included expansion into the United States continues to be delayed as a result of the delays from the Reverse Takeover.  The increase in assets of $716,735 from 2004 to 2005 as well as the increase of $436,468 from 2003 to 2004 is primarily due to an increase in accounts receivable and inventory.  The company secured another long-term loan in the amount of $250,000 in September 2005 resulting in an increase in long-term liabilities in 2005 from crease in long-term debt from 2004 to 2005 is from

Gross profit as a percentage of net sales increased to 39.5% in 2005 compared to 37.6% during the same period in 2004.  This increase in gross profit by  $507,962 or 30% is a result of higher sales, and higher margins for the new products and services as well as the increase in value of the Canadian dollar.

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

786807/D/1

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

Critical Accounting Policies

Our consolidated financial statements are based on the selection and application of significant accounting policies, some of which require management to make estimates and assumptions.  Our estimates are based on historical experience and on our future expectations that are believed to be reasonable; the combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results are likely to differ from our current estimates and those differences may be material.  We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

786807/D/1

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

Liquidity and Capital Resources

We continued to finance our operations principally through cash generated by the business, shareholder advances, credit facility from the Royal Bank of Canada and funds obtained from our term debt.  Our borrowing arrangements for the bank contain certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital and ratio of current assets to current liabilities.  During the current fiscal year and subsequent to February 28, 2006,  the Company obtained increases in the credit facility with the Royal Bank.  The long term debt is comprised of two separate five-year term subordinated debt financing from Vancity Capital Corporation and the Business Development Bank of Canada (BDC).  The Vancity debt financing was obtained beginning in November 2002 with an interest rate of prime plus 10.5%, payable monthly, consisting of principal and interest.  The BDC financing was obtained in September 2004 with a floating base rate plus variance of 7.5% per annum, consisting of principal and

786807/D/1

interest. Additional BDC funding was obtained in  November 2005 with interest at 17% per annum, repayable over 60 months with no principal payment until maturity on November 15, 2010.  All of the financings are secured by corporate guarantees and personal guarantees from Ms. Rani Gill and Mr. Harjit Gill.  The financings are also subject to certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital and ratio of current assets to current liabilities.

The amounts outstanding are disclosed in the financial statements.  As at February 28, 2006, our bank demand loan was $1,513,412 and as at February 29, 2005 was $1,153,526.  The total amount outstanding under the Vancity Capital Corporation loan was $108,438 as at February 28, 2006 and $161,694 as at February 29, 2005.   The total amount outstanding under the Business Development Bank of Canada loans was $695,990 as at February 28, 2006.  $246,030 as at February 28, 2005,

The Company continued to finance its operations principally through cash generated by the business, shareholder advances, and increase in the credit facility from a Canadian chartered bank and the funds obtained from the long-term debt.

Net working capital decreased from $978,235 in fiscal 2005 to $715,511 as at February 28, 2006.  This decrease is attributable to the increase in both the bank demand loan and accounts payable, and offset by the increase in accounts receivable.

Operating activities resulted in cash outflows of $685,568 in the year ended February 28, 2006 compared to $593,634 for the same period in fiscal 2005.  This increase in cash outflows is attributable to changes in working capital accounts and in particular, an increase in accounts payable as at February 28, 2006.

Cash flows from financing activities were $756,591 during the 2006 fiscal year compared to $668,620 in the previous year.  These were comprised of advances from the bank demand loan of $359,886, $500,000 from new long-term debt.  The principal repayment of the long-term debt totaling $103,295 offset these advances.

Cash flows utilized by investing activities were $71,023 for the twelve months ended February 28, 2006 compared to $74,986 in the previous year.  Of this increase, $51,485 is attributable to the purchase of new computer hardware, software, furniture, and store fixtures for the new retail location.  The acquisition of other assets totaling $19,538 is comprised of trademarks, patents, and financing costs.

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

786807/D/1

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

Summary of Contractual Obligations

Long-term debt	2006	2005
Loan of $250,000, interest at prime plus 10.5% per annum, repayable over 60 months in blended monthly payments of $6,146, due November 2007	$108,438	$161,694

Loan of $250,000, interest at floating base rate plus variance of 7.5% per annum, with the first principal payment of $3,970 on February 4, 2005, followed by 59 consecutive monthly installments of $4,170 commencing on March 3, 2005, with the final payment on January 3, 2010.	195,990	246,030

Loan of $500,000, interest at 17% per annum, repayable over 60 months with no principal payment until maturity on November 15, 2010.	500,000	-

	804,428	407,724

Less current portion	111,856	103,295

	$692,572	$304,429

These loans are secured by a general security agreement from the Company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and CEO and contain certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital ratio and ratio of current assets to current liabilities.   As at February 28, 2006, the Company was in violation of these loan covenants.  Subsequent to year end, the Company became compliant with respect to these covenants.

786807/D/1

Principal repayments of the Long-term debt are as follows:

2007	$111,856
2008	96,662
2009	50,040
2010	45,870
2011	500,000

$804,428

Operating leases

The Company is committed to operating leases for premises and vehicles.  Future minimum payments are as follows:

2007	$213,185
2008	194,140
2009	54,217

$461,542

786807/D/1

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2006

OVERVIEW

The following management’s discussion and analysis (MD&A) has been prepared by management and focuses on key statistics from the February 28, 2006 consolidated financial statements, and pertains to known risks and uncertainties.  This discussion should be read in conjunction with the Company’s audited consolidated financial statements for the years ended February 28, 2006 and February 28, 2005.  The discussions in this MD&A are based on information available at September 29, 2006.

Forward-looking Statements

Certain statements in this MD&A constitute “forward-looking statements”.  Readers are cautioned not to place undue reliance on forward-looking statements.  A number of important factors, as discussed herein, and in our other continuous disclosure documents, could cause actual results to differ materially from those expressed in such forward-looking statements.

Responsibility of Management

The preparation of the financial statements, including the accompanying notes, is the responsibility of management.  Management has the responsibility of selecting the accounting polices used in preparing the financial statements.  In addition, management’s judgment is required in preparing estimates contained in the financial statements.

Disclosure Controls

An evaluation was performed under the supervision and with participation of the Corporation’s senior management, including the President and Chief Executive Officer, of the effectiveness of the Corporation’s disclosure controls and procedures as of February 28, 2006.  Based on that evaluation, the Corporation’s management concluded that the Corporation’s disclosure controls and procedures were effective as of February 28, 2006.

786807/D/1

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2006

DESCRIPTION OF BUSINESS

The Company is principally in the business of outsourced manufacturing and distributing medical equipment, products and supplies appealing to the self-care base of the homecare sector, with an emphasis on providing assistive mobility devices and medical cushions that satisfy the growing needs of the aging North American population. The Company is expanding its range of product offerings to cover a wide range of safety and daily living items.  In addition to product offerings, the Company has also entered into the business of selling and installing wireless products and services relating to nursing call and emergency alert systems (IER).  The Company’s long-term goals for the business include continued expansion of product offerings and services and expansion into the United States.  During the year, the Company set-up its first retail store called “65 Plus” focused on serving the needs of the elderly and disabled.

In order to improve competitiveness in the field of nursing call and emergency alert systems, the Company has announced the signing of an agreement to acquire the distribution rights to Ultra Wideband (UWB) technology.  In addition to UWB technology, the Company also announced the signing an exclusive licensing agreement with V, L.L.C. to apply Nemesysco’s Layered Voice Analysis (LVA) software technology into the North American residential and residential care security market.  LVA is a computer software-based technology that analyzes the frequencies of the sound waves of a human voice and provides an emotional/psychological analysis of the speaker.  As part of this development program, the Company intends to develop a proprietary hardware telecommunications device with a voice component to incorporate the LVA technology within its existing Integrated Emergency Response (IER) monitoring system and within a general home security system.  The Company will combine the LVA software technology with its hardware platform development efforts to enable a fully integrated telecommunications-based security product for both commercial senior care facility and home residential security applications.

In order to achieve these goals, the Company is attempting to complete financings previously announced and negotiate additional financings.  The Company trades on the OTC Bulletin Board under the symbol (AHCKF).

786807/D/1

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2006

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Selected Financial Information

	Feb. 28,	Feb. 28,	Feb. 29,
Fiscal Year Ended	2006	2005	2004

Sales	$ 6,946,317	$ 5,470,434	$ 4,394,857

Net earnings (loss) before
Income taxes	$ (3,506,886)	$ 38,558	$ 256,925

Per share -
Basic & diluted	$ (0.04)	$ 0.01	$ 0.01

Total assets	$ 2,987,459	$ 2,569,901	$ 1,853,166

Long-term liabilities	$ 692,572	$ 304,429	$ 161,694

Net sales for the year ended February 28, 2006 increased by 27% to $6,946,317 as compared to $5,470,434 during the same period in 2005.  This increase of $1,475,883 from 2005 to 2006 as well as the increase of $1,075,577 from 2004 to 2005 is primarily due to higher volume of existing products and the addition of new products and services introduced during the year.  The Company’s first retail store in Bellevue, WA did not open until November 2005 and therefore sales from the store as a percentage of total sales are immaterial.  The increase in total assets of $417,558 from 2005 to 2006 is primarily due to an increase in accounts receivable. The increase in long-term liabilities in 2006 of $388,143 is comprised of an additional long-term loan of $500,000 in December 2005 less repayment of existing long-term loans.

786807/D/1

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2006

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations (continued)

Gross profit as a percentage of net sales increased to 40.6% in 2006 compared to 39.5% during the same period in 2005.  This increase in gross profit by $657,416 or 30% is a result of higher sales, and higher margins for the new and existing products.

Selling expenses as a percentage of net sales were 15.9% for the year ended February 28, 2006 compared to 15.1% for the same period in 2005.  The overall dollar amount increased by $279,185 to $1,107,154 in 2006 compared to $827,969 for the same period a year ago.  This increase is comprised of higher advertising, communication, freight, salaries, and travel costs.  Advertising costs comprised of co-operative advertising with dealers, tradeshows, and brochures increased by $73,431 to $207,050 for the year ended February 28, 2006 compared to the same period a year ago.  Freight and delivery costs increased by $37,566 to $153,043 for the year due to higher sales and higher fuel costs.  Salaries, communication and travel costs increased by $168,505 for year ended February 28, 2006 with the addition of two more employees for the Bellevue, WA retail location.

General and administrative costs as a percentage of net sales for the twelve months ended February 28, 2006 were 22.9% compared to 23.7% in the previous year.  The overall dollar amount increased by $296,687 to $1,591,733 compared to $1,295,046 for the same period a year ago.  Amortization expense increased by $28,452 for the year with the opening of the new retail location and additional head office staff.  Bad debts decreased by $49,834 to $1,467 compared to $51,301 for the same period a year ago.  Interest and bank charges were 35% or $56,557 higher with the addition of the new long-term loan in December 2005.  Occupancy and office costs increased by $122,156 the opening of the Company’s first retail outlet in Bellevue, WA.  Public relations costs decreased by $53,191 compared to the previous year as the Company only engaged the services of outside investor relations firms for part of the year.  Additional public Company costs of translating financial statements, USA filings, lawsuit launched by the Company, and costs relating to an action by a former employee account for the $211,771 increase in professional fees compared to the previous year. Salaries and consulting costs decreased by $35,108 for the year.  Consulting payments to the President and CEO were lower by $79,500.  This decrease was offset by an increase in salaries and benefits for administrative staff totally $44,392 due to additional staff.

Net loss before income taxes was $3,506,886 for the twelve months ended February 28, 2006 compared to earnings of $38,558 in the previous year representing a decrease of $3,545,444.  This decrease in earnings before income taxes is primarily attributable to the compensation to current directors and employees, and compensation to the current President and CEO of the Company in respect of some of the damages suffered by them during the RTO process.  The Company issued 14,150,000 common shares valued at $211,866 to the current directors and certain employees.  The Company issued 174,850,000 common shares at a value of $2,617,997 and paid cash of $799,847 to the President and CEO of the company as approved by the Board to reflect the extent of some of the damages.

786807/D/1

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2006

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Summary of Quarterly Results (in $’000)

Quarter	Feb. 28,	Nov. 30,	Aug. 31,	May 31,	Feb. 28,	Nov. 30,	Aug. 31,	May 31,
Ended	2006	2005	2005	2005	2005	2004	2004	2004

Sales	$ 934.6	$ 1,774.2	$ 2,220.4	$ 2,017.1	$ 890.5	$ 1,046.0	$ 1,573.5	$ 1,960.5

Earnings
(loss) before taxes	$ (4,114.9)	$ 15.8	$ 292.5	$ 299.6	$ (241.2)	$ (136.8)	$ 41.5	$ 375.0

Fully diluted
EPS	$ (0.0555)	$ 0.0003	$0.0063	$ 0.0064	$ (0.0052)	$ (0.0029)	$0 .0009	$ 0 .0080

The recorded loss in the last quarter is due to the seasonality factor in the sale of durable medical equipment, compensation to current directors and employees, and compensation to the current President and to the CEO of the Company in respect of some of the damages suffered by them during the RTO process.  The peak season for the sale of scooters and scooter accessories runs from May to September.  The Company continues to diversify its product and service offerings in order to mitigate the seasonality effect on sales.  As at February 28, 2006, 86% of the total sales were from scooters and power chairs with the remaining 14% from sale of cushions, disposables, daily living aids, IER monitoring services, and retail sales.

Financial Condition

The Company continued to finance its operations principally through cash generated by the business, shareholder advances, and increase in the credit facility from a Canadian chartered bank and the funds obtained from the long-term debt.

Net working capital decreased from $978,235 in fiscal 2005 to $715,511 as at February 28, 2006.  This decrease is attributable to the increase in both the bank demand loan and accounts payable, and offset by the increase in accounts receivable.

786807/D/1

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2006

Financial Condition (continued)

Operating activities resulted in cash outflows of $685,568 in the year ended February 28, 2006 compared to $593,634 for the same period in fiscal 2005.  This increase in cash outflows is attributable to changes in working capital accounts and in particular, an increase in accounts payable as at February 28, 2006.

Cash flows from financing activities were $756,591 during the 2006 fiscal year compared to $668,620 in the previous year.  These were comprised of advances from the bank demand loan of $359,886, $500,000 from new long-term debt.  The principal repayment of the long-term debt totaling $103,295 offset these advances.

Cash flows utilized by investing activities were $71,023 for the twelve months ended February 28, 2006 compared to $74,986 in the previous year.  Of this increase, $51,485 is attributable to the purchase of new computer hardware, software, furniture, and store fixtures for the new retail location.  The acquisition of other assets totaling $19,538 is comprised of trademarks, patents, and financing costs.

Summary of Contractual Obligations

Long-term debt	2006	2005
Loan of $250,000, interest at prime plus 10.5% per annum, repayable over 60 months in blended monthly payments of $6,146, due November 2007	$108,438	$161,694

Loan of $250,000, interest at floating base rate plus variance of 7.5% per annum, with the first principal payment of $3,970 on February 4, 2005, followed by 59 consecutive monthly instalments of $4,170 commencing on March 3, 2005, with the final payment on January 3, 2010.	195,990	246,030

Loan of $500,000, interest at 17% per annum, repayable over 60 months with no principal payment until maturity on November 15, 2010.	500,000	-

	804,428	407,724

Less current portion	111,856	103,295

	$692,572	$304,429

These loans are secured by a general security agreement from the Company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and CEO and contain certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital ratio and ratio of current assets to current liabilities.   As at February 28, 2006, the Company was in violation of these loan covenants.  Subsequent to year end, the Company became compliant with respect to these covenants.

786807/D/1

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2006

Summary of Contractual Obligations

Long-term debt (continued)

Principal repayments of the Long-term debt are as follows:

2007	$111,856
2008	96,662
2009	50,040
2010	45,870
2011	500,000

$804,428

Operating leases

The Company is committed to operating leases for premises and vehicles.  Future minimum payments are as follows:

2007	$213,185
2008	194,140
2009	54,217

$461,542

Transaction with Related Parties

a)

  The Company advanced $3,332 to WISE, a private business controlled by the CEO, as part of the agreement to share in the revenue from operations of WISE.

b)

  The Company paid/accrued $41,257 (2005 – $43,343, 2004 - $33,903) in interest during the year to the President of the Company on shareholders advances totalling $501,607.

c)

  The Company issued 174,850,000 common shares at a value of $2,617,997 and paid a total of $799,847 in cash (2005 - $Nil, 2004 - $Nil) to the President and to the CEO of the Company in respect of some of the damages suffered by them during the RTO process.   The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties.

d)

  The Company issued 13,000,000 common shares at a value of $194,647 (2005 - $Nil, 2004 - $Nil) to the current directors of the Company for their services rendered to the Company form the time of its listing on the TSX Venture Exchange in 2002 to date.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties.

e)

  The Company paid a total of $206,500 (2005 - $286,000, 2004 - $118,800) in management fees to the President and to the CEO in the normal course of operations.

786807/D/1

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2006

Share Capital

Authorized:

300,000,000 common voting shares without par value

200,000,000 preferred shares without par value

Issued and Fully Paid:

235,572,391 Common Shares (2005:  46,648,891; and 2004:  46,398,891)

a)

On March 16, 2004, 250,000 warrants were converted into the Company’s common shares at a price of fourteen cents per share.

b)

On December 8, 2005, 76,500 common shares were cancelled and returned to treasury.

c)

On January 6, 2006, the Company issued 189,000,000 common shares at a value of $2,829,863.  Of the total, 13,000,000 common shares were issued to directors, excluding the President and the CEO, for services provided since 2002, 1,150,000 common shares were issued to employees for compensation, and 174,850,000 shares were issued to the President and to the CEO for some of the damages suffered in the reverse take-over.

Stock Options and Warrants:

The Company has a stock option plan for officers, directors and employees.  The maximum number of options available for issuance is 8,777,811.  As at February 28, 2006, no options were granted or issued.

Warrants

There were no warrants outstanding as at February 28, 2006.

Subsequent Events

a)

On April 6, 2006, shareholders advanced $375,000 to the Company.

b)

On May 10, 2006, the Company abandoned the appeal with respect to a wrongful termination judgement issued to a former employee.  Both parties agreed to settle for a final payment of $65,493.24.  This full amount has been recorded as an accrual in the financial statements.

c)

On May 29, 2006, the Company provided an update on the lawsuit filed against the TSX Venture Exchange and certain of its employees on March 11, 2005 seeking damages and penalties for their deliberate delay of the Company’s reverse takeover (RTO).  Based on the review of disclosure documents obtained from the TSX Venture in April 2005, the Company will proceed forward with this lawsuit.

d)

As of May 31, 2006, the Company was in compliance with the terms of all banking and long-term debt covenants entered into.

786807/D/1

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2006

Subsequent Events (continued)

e)

On June 12, 2006, the Company announced that it had agreed to provide administrative services to the World Internet Stock Exchange (“WISE”), a private business involved in providing stock information and quotation services through WIS-X.  The Company has entered into an interim agreement and will be finalizing a revenue sharing model under which the Company would be compensated for the services provided to WISE.  WISE is owned by the CEO of the Company.

f)

On July 11, 2006, the Company renegotiated its credit facility with the Royal Bank of Canada.  The credit facility was increased from $1,750,000 to $2,000,000 at an interest rate of Royal Bank prime plus 2.75% per annum.  In addition to the general security agreement from the Company, personal guarantees of $1,000,000 each have been provided by both the President and CEO.

g)

At the Annual General Meeting on August 31, 2006, the Company obtained shareholders’ approval for the following resolutions:

i.

Removal of pre-existing Company provisions

ii.

Adoption of new articles under the Business Corporations Act

iii.

Increase authorized share capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value

iv.

Amendment of the Company Option Plan to increase maximum options that can be issued to  47,000,000 shares

v.

Conduct business with WISE, a Company controlled by the CEO

vi.

Authorization to issue 174,850,000 shares to the President and to the CEO and to issue and compensate the President and CEO with further shares and payments as deemed appropriate by the independent Board of Directors for damages and related events

786807/D/1

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth all of our current directors and executive officers, with each position and office held by them.  Each director’s terms of office expires at the next annual general meeting of shareholders.

All of our Directors and Senior Management and our subsidiary own, as a group, own 213,572,701 shares or 90.66% of all of our outstanding shares as at February 28, 2006.

Name, Position, Province or State, and Country of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares(2)
RANI GILL President, Chief Financial Officer and Chairperson British Columbia, Canada	President and CFO of the Company. Prior to that owner of Shoprider Canada Mobility Products.	January 19, 2002	184,966,277
HARJ GILL Chief Executive Officer, Corporate Secretary and Director British Columbia, Canada	Chief Executive Officer and Corporate Secretary of the Company. Prior to that an independent business person and Investment Advisor.	August 28, 2002	14,877,624
AMARJIT MANN(3) Director British Columbia, Canada	Owner of a Pharmacy and Pharmacist.	August 28, 2002	5,110,300
JAN KARNIK(3) (4) Director British Columbia, Canada	Owner of a Mechanical Engineering Firm. Prior to that a Project Development Manager	November 26, 2001	4,005,000
RANJODH SAHOTA(3) Director British Columbia, Canada	Business person and Administrator for Ministry of Human Resources	September 19, 2003	4,613,500

(1)

The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually as of July 31, 2006.

(3)

Denotes member of Audit Committee as at August 28, 2006

(4)

Denotes member as Lead Director.  Amarjit Mann, Jan Karnik and Ranjodh Sahota are independent directors from the company.

The Company does not have an executive committee.

786807/D/1

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

Jan Karnik

Mr. Karnik is currently a senior account manager for a software technology company, and has worked as a senior official of a major B.C.-based engineering firm, where he was responsible for a division with 140 employees. He has a Bachelor of Science degree (physics) from Simon Fraser University and has obtained his M.B.A.

Amarjit Mann

Mr. Mann holds a Pharmacy degree and an MBA from the University of British Columbia, and is owner of a pharmacy in Surrey, B.C.

Harj Gill

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

786807/D/1

The Board of Directors is of the view that the decision to not set up various committees such as Nominating, Human Resources, Governance or Compensation Committee is appropriate having regard to the cost and time issues and the operating size of the Registrant.

STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officer" means: (a) the Chief Executive Officer ("CEO"); (b) the Chief Financial Officer (“CFO”), regardless of the amount of compensation of those individuals; (c) the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal period and whose salary and bonus exceeds $150,000; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed fiscal year.

The Company currently has two Named Executive Officers, Ms. Rani Gill and Mr. Harj Gill. The following table sets forth the compensation awarded, paid to or earned by the Company’s Named Executive Officers during the financial years ended February 28, 2006, 2005 and 2004.

786807/D/1

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Pay-outs
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Pay-outs ($)	All Other Compen- sation ($)
Rani Gill President and Chief Financial Officer	2006 2005 2004	$78,000 $143,000 $59,400	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	(2) Nil Nil
Harj Gill Chief Executive Officer	2006 2005 2004	$128,500 $143,000 $59,400	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	(3) Nil Nil

(1)

Fiscal years ended February 28, 2006, 2005, and 2004.

(2)

The Company issued 161,000,000 common share to Ms. Gill as compensation for some of the damages incurred in respect of a reverse takeover transaction.

(3)

The Company issued 13,850,000 common shares Mr. Gill as compensation for damages incurred in respect of a reverse take over transaction.

Other Benefits

No remuneration was paid (other than the payments set out above and those made pursuant to the Canada Pension Plan or any other government plan similar to it and payments to be made for, or benefits to be received from, group life or accident insurance, group hospitalization or similar group benefits or payments) during the financial year ended February 28, 2006 to the directors and senior officers of the Company, as a group, directly or indirectly, by the Company or any of its subsidiaries pursuant to any existing plan or arrangement.  There are Director’s service contracts which provide benefits upon the termination of employment.

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

786807/D/1

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

1.

Reviews and approves corporate goals and objectives relevant to CEO compensation, evaluates the CEO's performance in light of those goals and objectives and recommends and approves the CEO's compensation level based on this evaluation. In determining current and future bonuses and any other long-term incentive component of the CEO's and CFO’s compensation, the Independent Directors may consider the Company's performance and relative shareholder return, the value of similar incentive awards to CEO’s and CFO’s at comparable companies, the awards given to the CEO and CFO in past years, contributions made by the CEO and CFO and personal opportunities lost, personal guarantees offered, and funds expended personally which has not been reimbursed by the company, in efforts to assist company and move company forward and other factors that the Independent Directors deem appropriate in connection with its review.

2.

Interprets, implements, administers, reviews and approves remuneration of the Company's Executive Officers and other key officers, including their participation in incentive compensation plans and equity based compensation plans.

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

786807/D/1

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

786807/D/1

Employees

As of February 28, 2006, we had a total of nineteen employees/contract employees (eighteen full-time employees/contract employees and two part-time employees).  There are thirteen employees/contract employees located in the Vancouver office the remaining are located in the Ontario, the Montreal or in the US office.  None of the employees are unionized.

Share Ownership of Directors and Senior Management

Name and Title	Share Ownership	% Share Ownership
Rani Gill President and Director	184,966,277	78.5
Harj Gill Director	14,877,624	6.3
Amarjit Mann Director	5,110,300	2.2
Jan Karnik Director	4,005,000	1.7
Ranjodh Sahota CEO and Director	4,613,500	2.0
All Directors and Senior Management as a group	213,572,701	90.66%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

The following table sets forth, as of February 28 2006, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares. Unless otherwise indicated by footnote, we believe that the beneficial owners of the common shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such common shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

The company is aware of only one shareholder owning more than 10% of the company’s outstanding common shares.  The name of this shareholder is listed below.  This shareholder has identical voting rights to the other shareholders.

Title of Class	Identity of Holder	Number of Common Shares	Percentage of Beneficially Owned
Common shares	Rani Gill	184,966,277	78.5%

786807/D/1

United States Shareholders

As of February 28, 2006, we had 85 registered shareholders with addresses in the United States representing 1.0% of the issued and outstanding shares.  In addition, residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

Related party transactions

None of our directors or senior officers, and no associates or affiliates of any of them is or has been indebted to us or our subsidiaries at any time. None of our experts or counsel was employed on a contingent basis or owns any shares which is material to such person.  Immaterial advances as noted in the financials, were made to the CEO in efforts to move forward arrangements with the Company that were being made with WISE, a company owned by the CEO.  Hence, on June 12, 2006, the Company announced that it had agreed to provide administrative services to the World Internet Stock Exchange (“WISE”), a private business involved in providing stock information and quotation services through WIS-X.  The Company has entered into an interim agreement and will be finalizing a revenue sharing model under which the Company would be compensated for the services provided to WISE.

ITEM 8. FINANCIAL INFORMATION

Financial Information

Our audited consolidated financial statements for the last three fiscal years ended February 28, 2006, including our consolidated balance sheets, the consolidated statements of operations and deficit and the notes to those statements and the auditor’s report thereon, are included in this Form 20-F.

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

On April 6, 2006, shareholders advanced $375,000 to the Company.

On May 10, 2006, the Company abandoned the appeal with respect to a wrongful termination judgement issued to a former employee.  Both parties agreed to settle for a final payment of $65,493.24.  This full amount has been recorded as an accrual in the financial statements. The employee had been seeking a claim against the Company for $250,000 for wrongful termination of employment contract

On May 29, 2006, the Company provided an update on the lawsuit filed against the TSX Venture Exchange and certain of its employees on March 11, 2005 seeking damages and penalties for their deliberate delay of the Company’s reverse takeover (RTO).  Based on the review of disclosure documents obtained from the TSX Venture in April 2005, the Company will proceed forward with this lawsuit.

786807/D/1

As of May 31, 2006, the Company was in compliance with the terms of all banking and long-term debt covenants entered into.

On June 12, 2006, the Company announced that it had agreed to provide administrative services to the World Internet Stock Exchange (“WISE”), a private business involved in providing stock information and quotation services through WIS-X.  The Company has entered into an interim agreement and will be finalizing a revenue sharing model under which the Company would be compensated for the services provided to WISE.  WISE is owned by the CEO of the Company.

On July 11, 2006, the Company renegotiated its credit facility with the Royal Bank of Canada.  The credit facility was increased from $1,750,000 to $2,000,000 at an interest rate of Royal Bank prime plus 2.75% per annum.  In addition to the general security agreement from the Company, personal guarantees of $1,000,000 each have been provided by both the President and CEO.

At the Annual General Meeting on August 31, 2006, the Company obtained shareholders approval for the following resolutions:

vii.

Removal of pre-existing Company provisions

viii.

Adoption of new articles under the Business Corporations Act

ix.

Increase authorized share capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value

x.

Amendment of the Company Option Plan to increase maximum options that can be issued to  47,000,000 shares

xi.

Conduct business with WISE, a Company controlled by the CEO

xii.

Authorization to issue 174,850,000 shares to the President and CEO and to issue and compensate the President and CEO with further shares and payments as deemed appropriate by the independent Board of Directors for damages and related events

ITEM 9. THE OFFER AND LISTING

Price History

Our common shares were listed and posted for trading on the TSX Venture Exchange (symbol AHC) from March 15, 2002 until the company was delisted on August 20, 2004.  Our common shares have been quoted on the NASD Over-The-Counter Bulletin Board (symbol AHCKF.OB) since March 8, 2004.

The annual high and low market prices for the five most recent full financial years are set forth in the table below.

NASD Over-The-Counter Bulletin Board:

YEAR	HIGH	LOW
03/01/05 – 02/28/06	$0.130	0.045
03/01/04 – 02/28/05	0.240	0.070

For the two most recent full financial years the high and low market prices for each full financial quarter are set forth in the table below.

NASD Over-The-Counter Bulletin Board:

QUARTER	HIGH	LOW
12/01/05 – 02/28/06	$0.90	0.045
09/01/05 – 11/30/05	0.094	0.070

786807/D/1

06/01/05 – 08/31/05	0.130	0.055
03/01/05 – 05/31/05	0.100	0.050
12/01/04 – 02/28/05	0.100	0.070
09/01/04 – 11/30/04	0.150	0.070
06/30/04 – 08/31/04	0.240	0.090
03/01/04 – 05/31/04	0.150	0.110

For each of the most recent six months the high and low market prices are set forth in the tables below.

NASD Over-The-Counter Bulletin Board:

MONTH	HIGH	LOW
02/06	$0.060	0.048
01/06	0.065	0.045
12/05	0.090	0.050
11/05	0.094	0.080
10/05	0.090	0.070
09/05	0.094	0.080

NASD Over-The-Counter Bulletin Board:

MONTH	HIGH	LOW
08/04	$0.25	0.08
07/04	0.12	0.09

At September 29, 2006, we had 235,572,391 common shares issued and outstanding and held by estimated 1000 registered owners of record.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Our Certificate of Incorporation was filed with the Ministry of Finance and Corporate Relations, Registrar of Companies in the Province of British Columbia, Canada on March 5, 1981 under the name Jacob Gold Corporation with the Certificate of Incorporation No. 228476.  We were incorporated to conduct all lawful business pursuant to the laws of British Columbia and our Certificate of Incorporation and Articles do not describe a business object or purpose.  As at the Company’s annual general meeting on July 29, 2005 and again reconfirmed at the Company’s annual general meeting on August 31, 2006, the Company obtained shareholders’ approval to amend the Articles of the Incorporation, as the Board deems necessary and to reflect the new Business Corporations Act in British Columbia.  The new Articles of the Company were presented to the shareholders and approved.

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

As at February 28, 2006 our authorized and issued capital is as follows:

786807/D/1

Authorized:

300,000,000 common shares without par value

200,000,000  Preference shares without par value

Issued:

235,572,391 common shares

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

786807/D/1

Material Contracts

We have entered into material contracts during the year as reported in news releases during the year:

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

786807/D/1

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

786807/D/1

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

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARS AND DELINQUENCIES

As of February 28, 2006, there was no material default in the payment principal, interest, a sinking or purchase fund installment.  Furthermore, there was no material default that was not cured relating to indebtedness of the Company or any of its subsidiaries.

The Company has not declared or issued any dividends for the fiscal year ended February 28, 2006.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

As at February 28, 2006, there have been no material modifications to the rights of security holders and the use of proceeds other than those indicated in news releases and referred to in the Form 20F annual report.

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

786807/D/1

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

B.

Code of Ethics

The Registrant has adopted a formal written code of ethics and can be requested by the shareholders and is subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Registrant.

C.

Principal Accountant Fees and Services

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by our independent auditors on a case-by-case basis.  In making such determinations, the Audit Committee considers whether the provision of non-audit services is compatible with maintaining the auditor’s independence.  All of the non-audit services provided by our independent auditors in the year ended February 28, 2006 were pre-approved in accordance with this policy.

The following table discloses accounting fees and services of the Registrant:

786807/D/1

Type of Services Rendered	2005 Fiscal Year (CAD$)	2006 Fiscal Year (CAD$)

(a) Audit Fees	$23,500	$25,000

(b) Audit-Related Fees	$30,865	$6,510

(c) Tax Fees	$13,050	$7,816

(d) All Other Fees	-	-

PART III

ITEM 17. FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements are incorporated by reference to this Item.

All financial statements herein are stated in accordance with Canadian Generally Accepted Accounting Principles and there have been no significant charges since the date of the annual financial statements.

(a)

The following Financial Statements pertaining to our consolidated financial statements are filed as part of this Registration Statement:

Reference
Ex 9.1 – Ex 9.2	Report of Independent Registered Chartered Accountants
Page F-3	Consolidated Balance Sheets
Page F-4	Consolidated Statements of Operations
Page F-5	Consolidated Statement of Shareholders' Equity (Deficiency)
Page F-6	Consolidated Statements of Cash Flows
Pages F-7 - F-19	Notes to the Consolidated Financial Statements

786807/D/1

The following exhibits are incorporated by reference to this Item.  The following Exhibits are filed with this annual report:

Exhibit Reference	Name
9.1	Consent of STS Partners LLP, Chartered Accountants
9.2	Consent of HLB Cinnamon Jang Willoughby
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
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

786807/D/1

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Dated:

October 18, 2006

AMS Homecare Inc.,
a British Columbia Corporation

By

/s/  Rani Gill

Rani Gill

President and Chief Financial Officer

786807/D/1

AMS Homecare Inc.

Consolidated

Financial Statements

(expressed in Canadian dollars)

February 28, 2006 and 2005

AMS Homecare Inc.

Consolidated Financial Statements

(expressed in Canadian dollars)

Years Ended February 28, 2006, 2005 and 2004

Contents

Page

Consolidated Balance Sheets

F-3

Consolidated Statements of Operations

F-4

Consolidated Statement of Capital Stock and Shareholders’ Equity (Deficiency)

F-5

Consolidated Statements of Cash Flows

F-6

Notes to the Consolidated Financial Statements

 F-7 – F-19

AMS Homecare Inc.

Consolidated Balance Sheets

(expressed in Canadian dollars)

As at February 28	2006	2005

Assets
Current
Receivables (Note 12(a)(d))	$1,176,052	$696,559
Inventories	1,566,845	1,597,050
Prepaids	87,802	128,429
Income tax recovery	15,000	-
	2,845,699	2,422,038

Plant and equipment (Note 3)	83,627	55,035

Intangible assets (Note 4)	58,133	92,828

	$2,987,459	$2,569,901

Liabilities
Current
Bank demand loan (Note 5)	$1,513,412	$1,153,526
Payables and accruals	504,920	166,982
Current portion of long-term debt (Note 6)	111,856	103,295
Income taxes payable	-	20,000
	2,130,188	1,443,803

Long-term debt (Note 6)	692,572	304,429

Due to shareholders (Note 7)	501,607	501,607

	3,324,367	2,249,839

Capital Stock and Shareholders’ Equity (Deficiency)
Capital stock (Note 8)	2,940,263	110,400
Retained earnings (Deficit)	(3,277,171)	209,662

	(336,908)	320,062

	$2,987,459	$2,569,901

Commitments (Notes 11 and 12)

Subsequent Events (Note 16)

Contingencies (Note 18)

Approved on behalf of the Board

     “Jan Karnik”     Director

“Rani Gill”     Director

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Consolidated Statements of Operations

(expressed in Canadian dollars)

For the Years Ended February 28,

	2006	2005	2004

Sales	$6,946,317	$5,470,434	$4,394,857

Cost of sales	4,127,328	3,308,861	2,741,246

Gross profit	2,818,989	2,161,573	1,653,611

Expenses

Selling
Advertising and promotion	207,050	133,619	54,706
Communication	71,595	39,300	37,075
Freight and delivery	153,043	115,477	78,761
Salaries and benefits	559,975	442,863	292,544
Stationery and supplies	11,999	12,316	14,804
Travel	103,492	84,394	75,624
	1,107,154	827,969	553,514
General
Bad debts	1,467	51,301	19,051
Amortization	77,125	48,673	41,436
Insurance	64,977	49,595	32,446
Interest and bank charges	153,183	118,838	106,662
Interest on long-term debt	63,887	41,675	34,353
Occupancy	240,589	163,350	152,639
Office and supplies	115,522	70,605	33,405
Professional fees	383,224	171,453	124,636
Public relations	52,510	105,701	8,050
Salaries and benefits	384,832	419,940	231,719
Transfer agent and regulatory	19,512	26,448	18,393
Travel	34,905	27,467	43,365
	1,591,733	1,295,046	846,155

Total expenses	2,698,887	2,123,015	1,399,669

Operating income	120,102	38,558	253,942

Other income (expense) (Note 17)
Other income	2,722	-	2,983
Directors’ fees and employee compensation	(211,866)	-	-
Compensation for damages	(3,417,844)	-	-
	(3,626,988)	-	2,983

Net earnings (loss) before income taxes	(3,506,886)	38,558	256,925

Income taxes (Note 9)	(20,053)	18,800	1,200

Net earnings (loss)	$(3,486,833)	$19,758	$255,725

Weighted average common shares outstanding	74,075,541	46,632,453	46,398,891

Earnings (loss) per share, basic and fully diluted	$(0.04)	$0.01	$0.01

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Consolidated Statement of Capital Stock and

Shareholders’ Equity (Deficiency)

(expressed in Canadian dollars)

Years Ended February 28, 2006, 2005 and 2004

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings (Deficit)	Total

Balance, February 28, 2003	46,398,891	$75,400	$(65,821)	$9,579

Net earnings, year ended February 29, 2004	-	-	255,725	255,725

Balance, February 29, 2004	46,398,891	75,400	189,904	265,304

Conversion of warrants into common shares (Note 8(a))	250,000	35,000	-	35,000

Net earnings, year ended February 28, 2005	-	-	19,758	19,758

Balance, February 28, 2005	46,648,891	110,400	209,662	320,062

Cancellation of shares (Note 8(b))	(76,500)	-	-	-

Shares issued for compensation and damages
(Note 8(c))	189,000,000	2,829,863	-	2,829,863

Net loss, year ended February 28, 2006	-	-	(3,486,833)	(3,486,833)

Balance, February 28, 2006	235,572,391	$2,940,263	$(3,277,171)	$(336,908)

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

For the Years Ended February 28,

	2006	2005	2004

Cash derived from (applied to):

Operating Activities
Net earnings (loss)	$(3,486,833)	$19,758	$255,725
Amortization	77,125	48,673	41,436
Loss (gain) on sale of property and equipment	-	2,031	(1,424)
Shares issued for compensation and damages (Note 17)	2,829,863	-	-
Changes in non-cash operating working capital (Note 10)	(105,723)	(664,096)	(675,573)
	(685,568)	(593,634)	(379,836)
Financing Activities
Proceeds from bank demand loan	359,886	374,035	375,356
Proceeds from long-term debt	500,000	250,000	-
Repayment of long-term debt	(103,295)	(49,765)	(39,538)
Advances from shareholders	-	59,350	89,862
Common stock issued	-	35,000	-
	756,591	668,620	425,680

Investing Activities
Purchase of equipment	(51,485)	(27,893)	(35,765)
Proceeds from sale of equipment	-	-	17,017
Acquisition of intangible assets	(19,538)	(47,093)	(27,096)
	(71,023)	(74,986)	(45,844)

Net change in cash	-	-	-

Cash, beginning of year	-	-	-

Cash, end of year	$-	$-	$-

Non-cash transactions
Common shares issued for compensation and damages (Note 17)	$2,829,863	$-	$-

Supplemental cash flow information
Interest	$182,567	$127,258	$105,885

Income taxes	$14,947	$-	$-

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2006, 2005 and 2004

1.

Operations

AMS Homecare Inc. is a corporation incorporated under the Company Act (British Columbia, Canada) on March 5, 1981.  The Company is currently listed on the OTCBB with the symbol AHCKF.  The Company has two subsidiaries, AMS Homecare Canada Inc. and AMS Homecare USA Inc.  AMS Homecare Canada Inc. is a purveyor of mobility equipment, durable and disposable medical products, and patient monitoring technology with a head office in Delta, B.C. and branch locations in Ontario and Quebec.  AMS Homecare USA Inc. operates as a retail outlet in Bellevue, WA under the trade name 65Plus.

2.

Summary of significant accounting policies

Basis of presentation

These consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries AMS Homecare Canada Inc. and AMS Homecare USA Inc.  The accounting principles used conform in all material respects to those generally accepted in the United States of America except as disclosed in Note 19.  All significant intercompany balances and transactions are eliminated on consolidation.

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

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2006, 2005 and 2004

2.

Summary of significant accounting policies, (Continued)

Plant and equipment

Plant and equipment assets are recorded at cost less accumulated amortization, and amortization is calculated on the declining balance method at the following rates:

Automobile

30%

Office furniture and equipment

20%

Warehouse equipment

30%

Leasehold improvements

20%

Store fixtures

20%

Computer hardware

30%

Computer software

50%

The Company reviews the carrying value of its plant and equipment assets on a regular basis and where these carrying values are estimated to exceed the net recoverable amounts, provision is made for these decreases in value.

Distribution rights

The distribution rights are amortized over the term of the distribution agreement which is five years.  Management assesses these distribution rights for impairment at each balance sheet date and will record an impairment adjustment in the period in which such a write-down is warranted.

Trademarks and patents

Trademarks consist of legal fees incurred to register certain corporate trademarks. These trademarks are amortized over 60 months on a straight-line basis.  Patented technologies are amortized over 180 months on a straight-line basis.

Financing costs

The financing costs are amortized over the term of the loan on a straight-line basis.

Intellectual property

Intellectual property is to be amortized over ten years on a straight-line basis.  The Company will review the property for impairment in its value and will record an impairment adjustment in the year in which such a write-down is identified.

Foreign currency

The Company’s and its subsidiaries’ functional currency is the Canadian dollar. Monetary assets and liabilities denominated in United States dollars for the current fiscal year were translated to Canadian dollars at the year-end exchange rate of $1.1366.  All income and expenses for the fiscal years were translated at average exchange rates prevailing during the period.  Non-monetary assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred.  Exchange gains and losses arising on translation are included in earnings.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2006, 2005 and 2004

2.

Summary of significant accounting policies, (Continued)

Income taxes

The Company follows the liability method of accounting for income taxes based on the accounting recommendations issued by the Canadian Institute of Chartered Accountants.  Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result from unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the uncertainty that the assets will be realized.

Earnings (loss) per share

Earnings (loss) per share are calculated using the weighted average number of shares outstanding.  There were no unexercised warrants as at February 28, 2006.

Statement of cash flows

For the purpose of the statement of cash flows, the Company considers cash on hand balances with banks and highly liquid temporary money market instruments with original maturities of three months or less as cash or cash equivalents.  Bank borrowings are considered to be financing activities.

Stock-based compensation

The Company has a stock-based compensation plan as described in Note 8.  In accordance with the new recommendations of the CICA for accounting for stock-based compensation, the Company has adopted the fair value method of accounting for stock-based compensation.

3. Plant and equipment			2006	2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$15,867	$9,258	$6,609	$9,441
Office furniture and equipment	39,907	27,957	11,950	8,719
Warehouse equipment	21,467	19,630	1,837	2,239
Leasehold improvements	3,766	377	3,389	-
Store fixtures	35,569	3,557	32,012	-
Computer hardware and software	91,550	63,720	27,830	34,636

	$208,126	$124,499	$83,627	$55,035

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2006, 2005 and 2004

4. Intangible assets			2006	2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Distribution rights	$50,000	$35,000	$15,000	$25,000
Trademarks and patents	62,047	47,532	14,515	43,426
Financing costs	52,500	33,625	18,875	11,918
Intellectual property	3,042	608	2,434	2,738
Product development costs	13,102	5,793	7,309	9,746

	$180,691	$122,558	$58,133	$92,828

5.

Bank demand loan

The Company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $1,750,000.  The demand loan bears interest at the Royal Bank prime rate plus 1% per annum.  The security includes a first floating charge over all assets and an assignment of inventories. This facility contains certain covenants with respect to total liabilities to tangible net worth.  As at year end, the Company was in violation of these covenants.  Subsequent to year end, the Company renegotiated its credit facility and the Company is currently in compliance. (Note 16(f)).

6. Long-term debt	2006	2005
Loan of $250,000, interest at prime plus 10.5% per annum, repayable over 60 months in blended monthly payments of $6,146, due November 2007	$108,438	$161,694

Loan of $250,000, interest at floating base rate plus variance of 7.5% per annum, with the first principal payment of $3,970 on February 4, 2005, followed by 59 consecutive monthly instalments of $4,170 commencing on March 3, 2005, with the final payment on January 3, 2010.	195,990	246,030

Loan of $500,000, interest at 17% per annum, repayable over 60 months with no principal payment until maturity on November 15, 2010	500,000	-

	804,428	407,724

Less current portion	111,856	103,295

	$692,572	$304,429

These loans are secured by a general security agreement from the Company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and CEO and contain certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital ratio and ratio of current assets to current liabilities.   As at February 28, 2006, the Company was in violation of these loan covenants.  Subsequent to year end, the Company became compliant with respect to these covenants.  (Note 16(d))

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2006, 2005 and 2004

6.  Long-term debt, (Continued)

Principal repayments of the Long-term debt are as follows:

2007	$111,856
2008	96,662
2009	50,040
2010	45,870
2011	500,000

$804,428

7. Due to shareholders

Advances received from shareholders are unsecured.  Shareholders have agreed not to demand repayment in advance of March 1, 2007.  The Company agrees to pay/accrue interest of $3,200 (USD $2,800) per month to the shareholders, an effective interest rate of 8% per annum.

8. Capital stock

Authorized:

300,000,000 common voting shares without par value

200,000,000 preferred shares without par value

Issued and Fully Paid:

235,572,391 Common Shares (2005:  46,648,891; and 2004:  46,398,891)

a)

On March 16, 2004, 250,000 warrants were converted into the Company’s common shares at a price of fourteen cents per share.

b)

On December 8, 2005, 76,500 common shares were cancelled and returned to treasury.

c)

On January 6, 2006, the Company issued 189,000,000 common shares at a value of $2,829,863.  Of the total, 13,000,000 common shares were issued to directors, excluding the President and CEO, for services provided since 2002, 1,150,000 shares were issued to employees for compensation, and 174,850,000 shares were issued to the President and to the CEO for some of the damages suffered in the reverse take-over. (Notes 13, 17, and 18)

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2006, 2005 and 2004

8. Capital stock (Continued)

Stock Options and Warrants:

The Company has a stock option plan for officers, directors and employees.  The maximum number of options available for issuance is 8,777,811.  As at February 28, 2006, no options were granted or issued.

Warrants

There were no warrants outstanding as at February 28, 2006.

9.  Income taxes

The components of the future income tax assets and liabilities at February 28, 2006 and 2005 are as follows:

		2006		2005
Plant and equipment		$7,800		$-
Intangible assets		2,700		-
Non-capital losses		1,288,300		-
		1,298,800		-
Valuation allowance		(1,298,800)		-

	$	Nil	$	Nil

The Company’s non-capital losses available to be carried forward are comprised as follows:

	2006	2005
Canada	$3,119,000	$-
United States	304,000	-

	$3,423,000	$-

The Company’s non-capital losses that, if not used, will expire as follows:

		Date of Expiry
Canada
Year ended February 29, 2004	$3,000	2014
Year ended February 28, 2006	3,116,000	2016

	$3,119,000
United States
Year ended February 28, 2006	$304,000	2025

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2006, 2005 and 2004

9.

  Income taxes, (Continued)

The potential future tax benefit that may be derived from these losses and expenditures has been offset by a valuation allowance because it is uncertain that sufficient future income will be earned to realize those benefits.  Also, the availability of the above deductions for income tax purposes may be restricted if there is a change in control of the Company.  These losses are subject to acceptance by local tax authorities.

The following schedule reconciles the expected statutory tax provision (recovery) with the tax provision (recovery) recorded in these consolidated financial statements:

	2006	2005	2004
Net earnings (loss), before income taxes
Canada	$(3,204,886)	$38,558	$256,925
United States	(302,000)	-	-
	$(3,506,886)	$38,558	$256,925

Expected provision (recovery)
Canada at 38%	$(1,217,900)	$14,652	$97,632
United States at 34%	(102,700)	-	-
	(1,320,600)	14,652	97,632
Utilization of non-capital losses	-	(4,755)	(106,320)
Prior year tax provision adjustment	(5,053)	-	-
Timing differences	6,800	8,903	9,888
Valuation allowance	1,298,800	-	-

Income tax provision (recovery)	$(20,053)	$18,800	$1,200

10.

Changes in non-cash operating working capital

	2006	2005	2004
Receivables	$(479,493)	$(72,858)	$(249,041)
Inventories	30,205	(597,747)	(123,640)
Prepaids	40,627	(21,848)	(57,955)
Payables and accruals	337,938	9,557	(246,137)
Income taxes	(35,000)	18,800	1,200

	$(105,723)	$(664,096)	$(675,573)

11.

Operating Leases

The Company is committed to operating leases for premises and vehicles.  Future minimum payments are as follows:

2007	$213,185
2008	194,140
2009	54,217

$461,542

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2006, 2005 and 2004

12.

Commitments

a)

On March 28, 2005, the Company announced the signing of a binding agreement with Wireless 2000 of Burnaby, British Columbia to acquire the exclusive distribution rights for a term of 25 years to distribute its products into the healthcare, residential elder care, medical offices and hospital markets in North America.  The terms of the agreement call for Wireless 2000 to deliver a commercial product to the Company within one year.  The Company will pay $350,000 in total over this period for the exclusive distribution rights.  The Company will also pay a 20% royalty to Wireless 2000 on the revenues of all Wireless 2000 products sold.  As at February 28, 2006, the Company has paid a total of $200,000 for the exclusive distribution rights.  These payments are included in receivables as they are refundable and will be repaid if Wireless 2000 fails to deliver a functional commercial quality product.

b)

   On July 5, 2005, the Company announced an agreement to acquire a fifteen percent interest in Vytron Communications (“Vytron”) of Toronto for $1.5 million dollars.  The acquisition is subject to an independent appraisal of the assets of Vytron in addition to certain other conditions.  This acquisition will allow the Company to further its vision of providing improved security and monitoring in Healthcare facilities.  Currently, Vytron has not met certain terms and conditions and the Company is awaiting response from Vytron.

c)

   On July 11, 2005, the Company announced the acquisition of exclusive distribution rights to sell TOTALtrak, Inc.’s (“TOTALtrak”) product line to the healthcare industry in Canada subject to certain terms and conditions.  The distribution rights allow the Company to continue to assemble a range of monitoring assets to further enhance and expand its IER Systems Division.  TOTALtrak is a high-tech Asset Management Company that develops products utilizing state-of-the-art radio frequency identification (RFID) and patent pending multiple range identification (MRID) technologies, global positioning technologies and advanced programming to create TOTAL Asset Management Systems.  Currently, TOTALtrak has not met certain terms and conditions and the Company is attempting to re-negotiate the agreement.

d)

   On February 15, 2006, the Company announced the signing of an exclusive 20-year North American licensing agreement with V, L.L.C. of Richmond, VA to apply Nemesysco’s Layered Voice Analysis (LVA) software technology into the North American residential and residential care security market.  The Company will pay $114,000 (USD $100,000) in total for the exclusive licensing agreement and will also pay a 20% royalty on all Net Profits on Sales of the Residential Security Device.  As at February 28, 2006, the Company has paid a total of $57,800 (USD $50,000).  This payment is included in receivables as the amount is refundable and will be repaid if V, L.L.C does not provide an appropriate working Software Development Kit (SDK) within 30 days of receipt of notice from the Company.

e)

As at February 28, 2006, the Company had outstanding letters of credit for inventory in the amount of $123,962 ($278,934 - February 28, 2005).

13.

Related Party Transactions

a)

  The Company advanced $3,332 to WISE, a private business controlled by the CEO, as part of the agreement to share in the revenue from the operations of WISE.  (Note 16(e))

b)

  The Company paid/accrued $41,257 (2005 – $43,343, 2004 - $33,903) in interest during the year to the President of the Company on shareholders advances totalling $501,607.  (Note 7)

c)

  The Company issued 174,850,000 common shares at a value of $2,617,997 and paid a total of $799,847 in cash (2005 - $Nil, 2004 - $Nil) to the President and to the CEO of the Company in respect of some of the damages suffered by them during the RTO process.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties.  (Notes 8, 17, and 18)

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2006, 2005 and 2004

13.

Related Party Transactions, (Continued)

d)

  The Company issued 13,000,000 common shares at a value of $194,647 (2005 - $Nil, 2004 - $Nil) to the current directors of the Company for their services rendered to the Company from the time of its listing on the TSX Venture Exchange in 2002 to date.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties. (Note 8)

e)

  The Company paid a total of $206,500 (2005 - $286,000, 2004 - $118,800) in management fees to the President and to the CEO in the normal course of operations.

14.

Financial instruments and risk management

Fair value

The Company has various financial instruments including receivables, income tax recoveries, bank demand loan, payables and accruals, and long-term debt.  It is not practicable to estimate the fair value of the amounts due from related parties or due to shareholders.  The fair value of all other financial instruments approximates their recorded amounts.

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

Interest rate risk

Interest on the Company’s bank indebtedness and long-term debt is variable based on the lenders’ prime rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

15.

Economic dependence

Approximately 86% (February 28, 2005:  85%; February 29, 2004:  86%) of sales are from products provided by the Company’s largest supplier with the balance being comprised of other products and patient monitoring services.  The Company’s first retail store in Bellevue, WA did not open until November 2005 and therefore sales from the store as a percentage of total sales are immaterial.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2006, 2005 and 2004

16.

Subsequent events:

a)

On April 6, 2006, shareholders advanced $375,000 to the Company.  This advance is unsecured and non-interest bearing until such time as terms and conditions are finalized.

b)

On May 10, 2006, the Company abandoned the appeal with respect to a wrongful termination judgement issued to a former employee.  Both parties agreed to settle for a final payment of $65,493.24.  This full amount has been recorded as an accrual in the consolidated financial statements.

c)

On May 29, 2006, the Company provided an update on the lawsuit filed against the TSX Venture Exchange and certain of its employees on March 11, 2005 seeking damages and penalties for their deliberate delay of the Company’s reverse takeover (RTO).  Based on the review of disclosure documents obtained from the TSX Venture in April 2005, the Company will proceed forward with this lawsuit.

d)

Currently, the Company is in compliance with the terms of all banking and long-term debt covenants entered into. (Notes 5 and 6)

e)

On June 12, 2006, the Company announced that it had agreed to provide administrative services to the World Internet Stock Exchange (“WISE”), a private business involved in providing stock information and quotation services through WIS-X.  The Company has entered into an interim agreement and will be finalizing a revenue sharing model under which the Company would be compensated for the services provided to WISE.  WISE is owned by the CEO of the Company. (Note 13(a))

f)

On July 11, 2006, the Company renegotiated its credit facility with the Royal Bank of Canada.  The credit facility was increased from $1,750,000 to $2,000,000 at an interest rate of Royal Bank prime plus 2.75% per annum.  In addition to the general security agreement from the Company, personal guarantees of $1,000,000 each have been provided by both the President and CEO. (Note 5)

g)

At the Annual General Meeting on August 31, 2006, the Company obtained shareholders’ approval for the following resolutions:

i.

Removal of pre-existing Company provisions

ii.

Adoption of new articles under the Business Corporations Act

iii.

Increase authorized share capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value

iv.

Amendment of the Company Option Plan to increase maximum options that can be issued to  47,000,000 shares

v.

Conduct business with WISE, a Company controlled by the CEO

vi.

Authorization to issue 174,850,000 shares to the President and CEO and to issue and compensate the President and CEO with further shares and payments as deemed appropriate by the independent Board of Directors for damages and related events

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2006, 2005 and 2004

17.  Other Income (Expense)

The other income (expense) amounting to $3,626,988 (2005: $Nil, 2004: $2,983) are comprised of the following:

	2006	2005	2004
Other income	$2,722	$-	$2,983
Directors’ fees and employee compensation (a)	(211,866)	-	-
Damages paid to the Company’s President and CEO (b)	(3,417,844)	-	-
	$(3,626,988)	$-	$2,983

a)

Directors’ fees & employee compensation

During the year the Company issued 13,000,000 common shares at a value of $194,643 to compensate the current directors for their services rendered to the Company from the time of its listing on the TSX Venture Exchange in 2002 to date.  The Company also issued 1,150,000 common shares at a value of $17,219 to compensate certain employees for their services from 2002 to date. (Note 8 and 13)

b)

Damages paid to the Company’s President and to the CEO

This amount represent the compensation paid in cash of $799,847 and by the issuance of 174,850,000 common shares valued at $2,617,997 to the President and to the CEO of the Company in respect of some of the damages suffered by them during the RTO process.  (Notes 8, 13, and 18))

18.

Contingencies

On March 11, 2005, the Company announced that it had filed a Statement of Claim in British Columbia Supreme Court alleging the TSX Venture Exchange and certain of its employees acted deliberately to delay the Company’s reverse takeover (RTO) of Shoprider Canada Mobility Products between August 2000 and February 2002.  Based on the review of disclosure documents obtained from the TSX Venture Exchange in April 2005 by management, the Company will proceed forward with this lawsuit.   During the current fiscal year, the Company paid a total of $3,417,844 in cash and common shares to the President and to the CEO as compensation for some of the damages.  Additional costs may be incurred; however no accrual has been recorded at this point until actual costs can be ascertained.  (Notes 8, 13, and 17)

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2006, 2005 and 2004

19.

Differences between Canadian and U.S. generally accepted accounting principles and practices,

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices accepted in the United States of America (“U.S. GAAP”).  The differences between the Canadian and U.S. bases that affect these consolidated financial statements are as follows:

(1)

Under Canadian GAAP, product development costs can be deferred and amortized on a systematic basis when the costs associated with the process are clearly identifiable, the Company has indicated its intention to use the process and funding for continued development is available.  Under U.S. GAAP, such development costs are expensed as incurred.

(2)

Under U.S. GAAP, transaction costs related to a reverse-takeover are charged to equity only to the extent of the cash held by the accounting subsidiary.  All transaction costs incurred in excess of the cash acquired are charged to period expenses.  Under Canadian GAAP, such costs are charged to equity regardless of the accounting subsidiary’s cash balance.

Had the Company followed U.S. GAAP, the effect on the consolidated financial statements of the Company of the foregoing differences is set out below:

Balance sheets		2006	2005

Assets under Canadian GAAP		$2,987,459	$2,569,901

Product development costs expensed under U.S. GAAP		(7,309)	(9,746)

Assets under U.S. GAAP		$2,980,150	$2,560,155

Shareholders’ equity (deficiency) under Canadian GAAP		$(336,908)	$320,062

Product development costs expensed under U.S. GAAP		(7,309)	(9,746)

Shareholders’ equity (deficiency) under U.S. GAAP		$(344,217)	$310,316

Statements of operations	2006	2005	2004

Net earnings (loss) under Canadian GAAP	$(3,486,833)	$19,758	$255,725

Product development costs expensed under U.S. GAAP	2,437	3,356	-

Net earnings (loss) under U.S. GAAP	$(3,484,396)	$23,114	$255,725

Weighted average common shares outstanding	74,075,541	46,632,453	46,398,891

Earnings (loss) per share, basic and fully diluted	$(0.04)	$0.01	$0.01

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2006, 2005 and 2004

19.

Differences between Canadian and U.S. generally accepted accounting principles and practices,

(Continued)

Statements of cash flows	2006	2005	2004

Cash (applied to):

Operating Activities under Canadian and U.S. GAAP	$(685,568)	$(593,634)	$(379,836)

Financing Activities under Canadian and U.S. GAAP	$756,591	$668,620	$425,680

Investing Activities under Canadian and U.S. GAAP	$(71,023)	$(74,986)	$(45,844)

No differences under Canadian and U.S. GAAP for non-cash transactions not included in cash flows

Recent United States accounting pronouncements

In November 2004, the FASB Issued SFAS No. 151, Inventory Costs, an amendment of APB No. 43, Chapter 4.

SFAS No. 151 amends APB No. 43, Chapter 4, to clarify that abnormal amount of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges.  In addition, SFAS No. 151 requires that allocation of fixed production overhead to the cost of conversion be based on normal capacity of the production facilities.  The provision of SFAS No. 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  The Company does not expect the adoption of SFAS No. 151 to have a material impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets – An Amendment of APB Opinion No. 29 (“APB No. 29”), Accounting for Non-monetary Transactions.  SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB No. 29 and replaces it with an exception for exchanges that do not have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005.  The Company does not expect the adoption of SFAS No. 153 to have a material impact on its consolidated financial statements.

In December 2004, the FASB issued Statement No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”), which requires the measurement and recognition of compensation expense for all stock-based compensation payments.  SFAS 123R is effective for all annual periods beginning after June 15, 2005.  In March 2005, The Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 relating to the adoption of SFAS123R.  The Company will adopt SFAS 123R in the first quarter of fiscal 2007 and will continue to evaluate its impact on its operating results and financial condition.  Since the Company currently has no stock options outstanding, the adoption of this statement has no current impact on these consolidated financial statements.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB No. 3, Reporting Accounting Changes in Interim Financial Statements.  The statement applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting a change in accounting principle.  SFAS No. 154 requires retrospective application to prior periods’ consolidated financial statements of a voluntary change in accounting principle unless to do so is impracticable.  It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005.  The Company does not expect the effect of SFAS No. 154 to have a material impact on its consolidated financial statements.