Form 20-F
period 2007-02-28
AMS HOMECARE INC
filed 2007-10-17
CIK 1201784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2007

OR

☐

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________________ to ______________________________

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

AMS HOMECARE INC.
(Exact name of registrant as specified in charter)

BRITISH COLUMBIA, CANADA	000-50109
(State or other jurisdiction of incorporation)	(Commission File Number)

1360 CLIVEDEN AVENUE, DELTA, BRITISH COLUMBIA, CANADA, V3M-6K2
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

Yes ☐   No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 126.2 of the Exchange Act.

Large Accelerated Filer ☐

Accelerated Filer ☐

Non-Accelerated Filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 126.2 of the Exchange Act.

Yes ☐   No ☒

TABLE OF CONTENTS

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

2

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

2

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

2

ITEM 3.

KEY INFORMATION

2

ITEM 4.

INFORMATION ON THE COMPANY

9

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

21

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

31

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

37

ITEM 8.

FINANCIAL INFORMATION

37

ITEM 8B.

SIGNIFICANT CHANGES

38

ITEM 9.

THE OFFER AND LISTING

39

ITEM 10.

ADDITIONAL INFORMATION

40

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

43

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

44

ITEM 13.

DEFAULTS, DIVIDENDS ARREARS AND DELINQUENCIES

45

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS  45

ITEM 15.

CONTROLS AND PROCEDURES

45

ITEM 16.

AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES  46

ITEM 17.

FINANCIAL STATEMENTS AND EXHIBITS

47

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

FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F is as of February 28, 2007 unless otherwise indicated.

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

	Year Ended February 28, 2007	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Sales	$6,714,106	$6,946,317	$5,470,434	$4,394,857	$2,691,777
Earnings (loss) before other income and income taxes	$8,052	$120,102	$38,558	$253,942	(225,433)
Net earnings (loss)	($557,825)	($3,486,833)	$19,758	$255,725	(237,433)
Earnings (loss) per common share	($0.002)	($0.04)	$0.01	$0.01	(0.01)
Diluted Earnings (loss) Per common share	($0.002)	($0.04)	$0.01	$0.01	(0.01)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	0.00
Weighted average common shares outstanding	235,572,391	74,075,541	46,632,453	46,398,891	45,645,101
Total assets	$2,746,393	$2,987,459	$2,569,901	$1,853,166	$1,416,698
Capital assets	$78,970	$83,627	$55,035	$49,580	$39,098
Total liabilities	$3,641,126	$3,324,367	$2,249,839	$1,587,862	$1,407,119
Advances from Shareholders	$876,607	$501,607	$501,607	$442,257	$352,395
Shareholder’s equity (deficiency)	($894,733)	($336,908)	$320,062	$265,304	$9,579

Under U.S. GAAP, all amounts in the foregoing table remain the same except the following:

Earnings (Loss) before other income and taxes	($557,772)	($3,506,886)	$38,558	$253,942	($400,433)
Net earnings (loss)	($557,825)	($3,486,833)	$19,758	$255,725	($412,433)
Total assets	$2,719,457	$2,980,150	$2,560,155	$1,840,064	$1,403,596
Shareholders' equity (deficiency)	($921,669)	($344,217)	$310,316	$252,202	($3,523)
Capital Stock	$2,940,263	$2,940,263	$75,400	$75,400	$75,400

On October 15, 2007, the Interbank rate of exchange for converting Canadian dollars into United States dollars equaled 0.9914 Canadian dollars for 1 United States dollar.  The following table presents a history of the high and low exchange rates of Canadian dollars into United States dollars for the previous six months:

Month	High	Low
September 2006	1.1287	1.1045
October 2006	1.1404	1.1152
November 200	1.1473	1.1290
December 2006	1.1654	1.1403
January 2007	1.1827	1.1636
February 2007	1.1855	1.1591

The following table presents a history of the average exchange rates of Canadian dollars into United States dollars as of the last day of each fiscal year.

Year	Average Exchange Rate
2007	1.1698
2006	1.1360
2005	1.2332
2004	1.3371
2003	1.4852

Risk Factors

The following is an overview of the risk factors to be considered in relation to our business. Specific risk factors to be considered are as follows:

WE ARE DEPENDENT ON PIHSIANG FOR OUR SUCCESS AND IF THIS RELATIONSHIP DETERIORATES OR IS TERMINATED OUR BUSINESS WILL SIGNIFICANTLY SUFFER

Since 1989, we have been dependent largely upon our Taiwanese scooter supplier, Pihsiang Machinery Manufacturing Co. ("Pihsiang"), for our success. Approximately 90% of our gross revenue during the fiscal year ending February 28, 2007 was attributable to sales of products supplied to SCMP by Pihsiang. In addition, Pihsiang distributes its products to our competitors in the U.S. Our success is dependent upon our reputation for providing quality sales, marketing and distribution services for our dealers.  However, our reputation is, in turn, dependent upon an ongoing supply from Pihsiang of quality products that meet the requirements of the marketplace.  We may continue to rely on Pihsiang to provide the AMS line of scooters and power chairs which will increase our dependence on Pihsiang in reference to scooter sales.  We have also entered into new manufacturing and distribution agreements with other suppliers for products other than scooters, which are intended to diversify the risk inherent to the Pihsiang relationship.  In addition to product diversification, we also provide monitoring services using our proprietary software called IER Systems.  We set-up a retail outlet in the United States called “65 Plus” in November 2005.

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

Our ability to operate profitably depends in part on the extent to which reimbursement for the cost of the products we sell will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payers are increasingly challenging the price of medical products, with the result that profit margins are generally being reduced. Significant uncertainty exists as to the reimbursement status of new medical equipment, and there can be no assurance that adequate third party coverage will be available to establish price levels sufficient for us to operate profitably.  A major issue facing our business in the United States is Competitive Bidding, a resolution that was part of the Provider Giveback Bill, which is legislation to increase reimbursement for hospitals and doctors.  The current United States administration believes that in order to control rising medical costs without sacrificing service, market economics should be introduced.  Competitive Bidding involves a process whereby equipment providers provide bids to Medicare and the lowest-cost provider wins the Medicare reimbursement.  The introduction of Competitive Bidding will result in a shakeout of the smaller equipment providers who cannot match the lowest price.  If we cannot provide competitive products to the equipment providers, then this will reduce sales.  There are similar issues regarding competition and reimbursement in other markets, however we have not fully evaluated specifics in markets other than the United States.

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

OUR RECENT REVENUE GROWTH MAY NOT CONTINUE IN THE FUTURE

There can be no assurance that the revenue growth we experienced in 2007 will continue or increase. Our industry makes the prediction of future results difficult or impossible, and therefore, our recent revenue growth should not be taken as an indication of any growth that can be expected in the future.  Although we believe that the losses during the years ending February 28, 2002 and February 28, 2003 were due largely to the costs associated with the reverse tender offer, we may operate at a loss at any point in the future.  The company suffered a loss in 2006 due primarily to the reporting and payment of some of the damages incurred by the CEO and the President as a result of RTO delays  Any increase in our revenues will be dependant on our ability to implement all of the products and services we propose to offer under our business plan which will require us to expend capital on an on-going basis.

OUR LONG-TERM LIQUIDITY AND CAPITAL RESOURCES ARE UNCERTAIN

We believe revenues from current operations combined with our cash resources and lines of credit may not be adequate to fund our current marketing program in Canada.  We believe we will need to secure additional financing to continue our expansion into the U.S.  Other than as described below, we have not entered into any agreements with respect to this additional financing but expect to raise such funds through debt or the offering of stock.  In the event that additional funds are needed, there is no assurance that we will successfully raise or internally generate sufficient capital.  Additionally, any issuances of equity may result in dilution to our existing shareholders or may result in a change of control.  We may require additional financings depending on acquisition costs and working capital needs in the future.  Any additional financings requiring security over assets of AMS may be limited because we have already pledged those assets to secure a loan from Royal Bank of Canada.  We entered into a five year term subordinated-debt financing for $250,000 with Vancity Capital Corporation beginning in November 2002, with an annual interest rate of prime plus 10.50%, payable monthly, consisting of principal and interest.  This debt is secured by corporate guarantees and personal guarantees from Ms. Rani Gill and Mr. Harj Gill, our President and CEO, respectively.  We have also entered into a five year term subordinated debt financing for $250,000 with the Business Development Bank of Canada beginning in September 2004 with an annual interest rate of floating base rate plus variance of 7.50%, payable monthly, consisting of principal and interest.  In addition, on July 11, 2006, the Company renogiated its credit facility with the Royal Bank of Canada.  The credit facility was increased from $1,750,000 ro 2,000,000 at an interest rate of Royal Bank prime plus 2.75% per annum.  Additional funding was also provided by the Business Development Bank of Canada in November 2005 for $500,000 at an interest rate of 17% per annum, repayable over 60 months with no principal payment until November 15, 2010.  All of these facilities contains certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.  As of February 28, 2007, the Company was in violation of these covenants.  Subsequent to year-end, one of the subsidiaries of the Company, AMS Homecare Canada Inc., filed for bankruptcy.  There may be further risks to liquidity and capital resources as the Company has previously reported that damages have been suffered by the Company, the CEO, and the President.  As per the lawsuit filed against the TSX Venture Exchange and certain individuals, management believes these damages have been caused by the TSX Venture Exchange and its predecessor companies.  Additional costs may be incurred; however the Company has not recorded an accrual for this contingency as actual cannot be ascertained at this time.   Management has attempted to minimize damages to the Company in various ways, including personal guarantees.  Provided by the CEO and the President.  The Company would be at a severe risk if the personal guarantees were withdrawn by the CEO and President.

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

As at February 28, 2007, the Company’s registered office is located at 1360 Cliveden Avenue, Delta, British Columbia, Canada, V3M 6K2.

We have delivered, since 1989, high quality, reliable and comfortable self-care equipment addressing the requirements of customers seeking to maintain their freedom and independence. We are dedicated to providing innovative, reasonably priced healthcare solutions specially developed or acquired with consumers in mind.

?

The Shoprider® brand manufactured by Pihsiang, which we represent exclusively in Canada, is recognized for superior design and technical sophistication, as well as for functionality in mobility products.

?

Through warehouse-service centers conveniently located across Canada, we distribute Shoprider® scooters and accessories and install, manufacture and assemble a proprietary patient monitoring system, called IER Systems.  IER is an acronym for Integrated Emergency Response Systems.

?

We offer an expanding product line of AMS-brand assistive devices such as walkers/rollators, bed assists, bathroom safety and daily living items to serve the broader homecare/healthcare market requirements.

Capital Expenditures and Divestitures

On February 28, 2002, we (known as Canoil at the time) acquired 393231 and Ambassador, the corporate partners that own SCMP in exchange for 30,000,000 common shares issued to Rani Gill (50%) and RKGCM Holdings Ltd. (50%), a company controlled by Ms. Gill.  All of these shares were subject to an escrow agreement, pursuant to which 15% of the shares have been released from escrow and 5% of which will be released on September 7, 2004.  Thereafter, 10% of the remaining shares will be released from escrow every six months thereafter until all the shares have been released from escrow.  The final tranche of shares to be released from escrow will be released on September 7, 2008.  Throughout the escrow period, the holder may vote the shares, except in support of an arrangement that would result in the repayment of capital prior to a wind up, and retains the same shareholder rights as the non-escrow shares, including the right to dividends.  The release from escrow of these shares is not subject to the verification of any representations and warranties.  The only condition upon the release of these shares from escrow is the passage of time.  During the year, the Company obtained the approval from the TSX Venture Exchange and from the shareholders for the release of all the escrowed shares.  Therefore, there is no escrow agreement in place.

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

Mission

AMS Homecare Inc. is a dominant player in the durable medical industry in Canada. Our mission is to actively seek out the most innovative and affordable healthcare products on the market today to keep up with your changing lifestyle. At AMS, we also recognize that understanding and empathy toward each of our customers is essential to meeting individual needs.  Our strategy of distributing quality products directly and through our US retail chain as well as providing monitoring technology to eldercare and hospital facilities allows us to fully meet the needs of the “graying population”.

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

?

Faster reaction times

?

Less wasted efforts

?

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

?

Marketing Materials:  We have a number of color brochures, flyers, banners and posters outlining our line of scooters.  In addition, we have a purchasing solutions booklet, which helps end-users choose the right scooter by outlining the unique features of each scooter.

?

A Co-op Advertising Fund:  We have established a program under which our authorized dealers can claim expenses for the promotion of our products.  This fund is based on each dealer’s quarterly scooter sales.  We refund up to 50% of funds spent by the dealers on advertising up to a maximum of 3% of the dealer’s quarterly scooter sales.

?

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

?

Website:  We have developed a Website (www.amshomecare.com) containing information about our line of products. A separate website (www.65plusstore.com) has been launched  to facilitate online purchasing from our 65 Plus retail outlets in the United States.

?

General Advertising:  We have a toll-free telephone line for our customers and dealers. As well, we intend to advertise in trade publications.

Competition

The homecare medical equipment and supplies markets are highly competitive, price sensitive and fragmented, with a number of competitors offering similar products. Companies compete primarily with respect to price, delivery and service, product design and features, quality and relationships developed between dealers and customers.  Our most significant competitors in our primary markets are Invacare, Pride Mobility Products Corporation, Sunrise Medical Inc., and Optiway Technology Inc.

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

?

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

?

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

?

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

?

Montreal, Quebec: We have entered into an agreement dated March 1, 2002 with U-Haul to lease 560 square feet of storage space located at 65 Brunswick Boulevard, Montreal, Quebec.  Effective March 1, 2002 the rent payable is $800.00 per month.  The term of the lease is one month and renews automatically month to month. Ten days notice is required to terminate the lease.

?

Delta, British Columbia: We have entered into a lease with Sun Life Assurance Company of Canada until March 2008 for office and warehouse premises at 1360 Cliveden Avenue, Delta, British Columbia.  The annual basic rent for the first two years is $71,513 and $74,788 for the remaining three years.  This new location is over 10,000 square feet.

?

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

Results of Operations

Year Ended February 28, 2007

Selected Financial Information (in $’000)

Quarter	Feb. 28,	Nov. 30,	Aug. 31,	May 31,	Feb. 28,	Nov. 30,	Aug. 31,	May 31,
Ended	2007	2006	2006	2006	2006	2005	2005	2005

Sales	$579.8	$1,316.8	$2,529.4	$2,288.1	$934.6	$1,774.2	$2,220.4	$2,017.1

Gross profit	$322.5	$567.5	$1,013.5	$1,018.9	$243.6	$753.8	$950.9	$870.7

Operating
income (loss)	$(340.4)	$(197.2)	$223.3	$322.2	$(487.8)	$15.8	$292.5	$299.6

Interest and
amortization	$88.7	$82.6	$78.4	$75.0	$96.0	$53.8	$55.5	$54.4

Other income
and expense	$565.8	$-	$ -	$ -	$3,627.0	$ -	$ -	$ -

Total assets	$2,746.4	$3,399.8	$3,794.9	$3,154.8	$2,987.5	$3,515.2	$3,254.8	$3,191.9

Shareholders'
equity (Deficit)	$(894.7)	$11.5	$208.7	$(14.7)	$(336.9)	$868.0	$872.2	$599.7

Net sales for the year ended February 28, 2007 decreased by 3% to $6,714,106 as compared to $6,946,317 during the same period in 2006.  This decrease of $232,211 from 2006 to 2007 is primarily due to lower sales for the Company’s IER division.  The Company’s first retail store in Bellevue, WA did not open until November 2005 and therefore sales from the store as a percentage of total sales are immaterial for both the 2007 and 2006 fiscal years.  The decrease in total assets of $183,266 from 2006 to 2007 is primarily due to a decrease in accounts receivable.  Retained deficit of the Company increased by $500,025 due to compensation payouts for damages.  The recorded loss in the last quarter is due to the seasonality factor in the sale of durable medical equipment, compensation to the current CEO of the Company in respect of some of the damages suffered by him during the RTO process.  The peak season for the sale of scooters and scooter accessories runs from May to September.  The Company continues to diversify its product and service offerings in order to mitigate the seasonality effect on sales.  As at February 28, 2007, 90% of the total sales were from scooters and power chairs with the remaining 10% from sale of cushions, disposables, daily living aids, IER monitoring services, and retail sales.

Gross profit as a percentage of net sales increased to 43.5% in 2007 compared to 40.6% during the same period in 2006.  This increase in gross profit by $103,367 or 4% is a result of lower cost of goods sold for the new and existing products.

Selling expenses as a percentage of net sales were 17.8% for the year ended February 28, 2007 compared to 15.9% for the same period in 2006.  The overall dollar amount increased by $87,747 to $1,194,901 in 2007 compared to $1,107,154 for the same period a year ago.  This increase is comprised of higher advertising, freight, and salaries costs.  Advertising costs comprised of co-operative advertising with dealers, tradeshows, and brochures increased by $9,532 to $216,582 for the year ended February 28, 2007 compared to the same period a year ago.  Freight and delivery costs increased by $13,895 to $166,938 for the year because of higher fuel costs.  Salaries costs increased by $94,333 for year ended February 28, 2007.  There is a full year of salaries included in fiscal 2007 to the three employees at the retail location in Bellevue, WA as compared to only four months of salaries in fiscal 2006 with the retail location opening in November 2005.

General and administrative costs as a percentage of net sales for the twelve months ended February 28, 2007 were 25.6% compared to 22.9% in the previous year.  The overall dollar amount increased by $127,670 to $1,719,403 compared to $1,591,733 for the same period a year ago.  Amortization expense was higher in the previous fiscal year due to the full amortization of certain intangibles.  Bad debts increased by $12,482 to $13,949 compared to $1,467 for the same period a year ago.  There were four customer accounts written-off during the year compared to only two in the previous year.  Interest and bank charges increased by 46% or $100,757 during the twelve months ended February 28, 2007.  This increase is due to a full year of interest paid on the additional long-term loan funds received in December 2005 and higher interest paid to the operating bank.  Professional fees decreased by $114,856 to $268,368 from $383,224 due to lower legal fees paid during the current fiscal year.  During the previous fiscal year, legal costs were higher due to legal fees paid for the lawsuit launched by the Company against the TSX Venture and fees paid with respect to an action filed by a former employee.  Salaries and consulting costs increased by $112,161 for the year.  This increase is primarily comprised of higher consulting payments to the President and CEO.  Total consulting payments were $312,000 for the current fiscal year compared to $206,500 for the previous fiscal year.

Net loss before income taxes was $557,772 for the twelve months ended February 28, 2007 compared to $3,506,886 in the previous year.  The higher loss in the previous year was primarily attributable to the compensation to current directors and employees, and compensation to the current President and CEO of the Company in respect of some of the damages suffered by them during the RTO process.  The Company issued 14,150,000 common shares valued at $211,866 to the current directors and certain employees in the previous fiscal year.  The Company issued 174,850,000 common shares at a value of $2,617,997 and paid cash of $799,847 to the President and CEO of the company as approved by the Board to reflect the extent of some of the damages in the previous fiscal year compared to $511,393 paid out in the current fiscal year.

Transaction with Related Parties

a)

  The Company advanced $66,743 to WISE, a private business controlled by the CEO, as part of the agreement to share in the revenue from the operations of WISE.  The advanced amount is included in receivables.

b)

  The Company paid/accrued $37,991 (2006 – $41,257, 2005 - $43,343) in interest during the year to the President of the Company on shareholders advances totalling $501,607.  (Note 7)

c)

  The Company paid $511,393 to the CEO of the Company in respect of some of the damages suffered by him during the RTO process.  In the previous fiscal year, the Company issued 174,850,000 common shares at a value of $2,617,997 and paid a total of $799,847 in cash to the President and to the CEO of the Company in respect of some of the damages suffered by them during the RTO process.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties.  (Notes 8, 17, and 18)

d)

  The Company issued 13,000,000 common shares at a value of $194,647 during the previous fiscal year (2005 - $Nil) to the current directors of the Company for their services rendered to the Company from the time of its listing on the TSX Venture Exchange in 2002 to date.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties. (Note 8)

e)

  The Company paid a total of $312,000 (2006 - $206,500, 2005 - $286,000) in management fees to the President and to the CEO in the normal course of operations.

Share Capital

Authorized:

300,000,000 common voting shares without par value

200,000,000 preferred shares without par value

Issued and Fully Paid:

235,572,391 Common Shares (2006:  235,572,891 and 2005:  46,648,891)

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

Stock Options and Warrants:

The Company has a stock option plan for officers, directors and employees.  The maximum number of options available for issuance is 8,777,811.  As at February 28, 2007, no options were granted or issued.

Warrants

There were no warrants outstanding as at February 28, 2007.

Year Ended February 28, 2006

Selected Financial Information

	Feb. 28,	Feb. 28,	Feb. 29,
Fiscal Year Ended	2006	2005	2004

Sales	$6,946,317	$ 5,470,434	$ 4,394,857
Earnings
(loss) before
Income taxes	($3,506,886)	$ 38,558	$ 256,925
Per common share -
Basic & diluted	($.04)	$ 0.001	$ 0.001
Total assets	$2,987,459	$ 2,569,901	$ 1,853,166
Long-term liabilities	$692,572	$ 304,429	$ 161,694
Due to Shareholders	$501,607	$ 501,607	$ 442,257

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

Transaction with Related Parties

1.

The Company advanced $3,332 to WISE, a private business controlled by the CEO, as part of the agreement to share in the revenue from operations of WISE.

2.

The Company paid/accrued $41,257 (2005 – $43,343, 2004 - $33,903) in interest during the year to the President of the Company on shareholders advances totalling $501,607.

3.

The Company issued 174,850,000 common shares at a value of $2,617,997 and paid a total of $799,847 in cash  (2005 - $Nil, 2004 - $Nil) to the President and to the CEO of the Company in respect of some of the damages suffered by them during the RTO process.   The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties.

4.

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

5.

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

Liquidity and Capital Resources

We continued to finance our operations principally through cash generated by the business, shareholder advances, credit facility from the Royal Bank of Canada and funds obtained from our term debt.  Our borrowing arrangements for the bank contain certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital and ratio of current assets to current liabilities.  During the current fiscal year and subsequent to February 28, 2006,  the Company obtained increases in the credit facility with the Royal Bank.  The long term debt is comprised of two separate five-year term subordinated debt financing from Vancity Capital Corporation and the Business Development Bank of Canada (BDC).  The Vancity debt financing was obtained beginning in November 2002 with an interest rate of prime plus 10.5%, payable monthly, consisting of principal and interest.  The BDC financing was obtained in September 2004 with a floating base rate plus variance of 7.5% per annum, consisting of principal and interest. Additional BDC funding was obtained in  November 2005 with interest at 17% per annum, repayable over 60 months with no principal payment until maturity on November 15, 2010.  All of the financings are secured by corporate guarantees and personal guarantees from Ms. Rani Gill and Mr. Harjit Gill.  The financings are also subject to certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital and ratio of current assets to current liabilities.    As at February 28, 2007, the Company was in violation of these covenants.

The amounts outstanding are disclosed in the financial statements.  As at February 28, 2007 our bank demand loan was $1,811,101 and as at February 28, 2006 was $1,513,412.  The total amount outstanding under the Vancity Capital Corporation loan was $46,622 as at February 28, 2007 and $108,438 as at February 28, 2006.   The total amount outstanding under the Business Development Bank of Canada loans was $645,950 as at February 28, 2007.  $695,990 as at February 28, 2006.

The Company continued to finance its operations principally through cash generated by the business, shareholder advances, and increase in the credit facility from a Canadian chartered bank and the funds obtained from the long-term debt.

Net working capital decreased from $715,511 in fiscal 2006 to $488,748 as at February 28, 2007.  This decrease is primarily due to the increase in the bank demand loan.

Operating activities resulted in cash outflows of $500,722 during the fiscal year ended February 28, 2007 compared to $685,568 for the same period in fiscal 2006.  This decrease in cash outflows is primarily due to changes in working capital accounts and the operations of the company as at February 28, 2007.

Cash flows from financing activities were $560,833 during the 2007 fiscal year compared to $756,591 in the previous year.  These advances were comprised of advances from both the bank demand loan and shareholder advances.

Cash flows utilized by investing activities were $60,111 for the twelve months ended February 28, 2007 compared to $71,023 in the previous year. Acquisitions of capital assets decreased by $32,614 whereas the investment in intangible assets increased by $21,702 during the current fiscal year as compared to the same period in the previous year.

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

Summary of Contractual Obligations

Long-term debt	2007	2006
Loan of $250,000, interest at prime plus 10.5% per annum, repayable over 60 months in blended monthly payments of $6,146, due November 2007	$46,622	$108,438
Loan of $250,000, interest at floating base rate plus variance of 7.5% per annum, with the first principal payment of $3,970 on February 4, 2005, followed by 59 consecutive monthly instalments of $4,170 commencing on March 3, 2005, with the final payment on January 3, 2010.	145,950	195,990
Loan of $500,000, interest at 17% per annum, repayable over 60 months with no principal payment until maturity on November 15, 2010.	500,000	500,000
	692,572	804,428
Less current portion	96,662	111,856
	$595,910	$692,572

These loans are secured by a general security agreement from the Company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and CEO and contain certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital ratio and ratio of current assets to current liabilities.   As at February 28, 2007 the Company was in violation of these loan covenants.

Principal repayments of the Long-term debt are as follows:

2008	96,662
2009	50,040
2010	45,870
2011	500,000
$692,572

Operating leases

The Company is committed to operating leases for premises and vehicles.  Future minimum payments are as follows:

2007	$365,299
2008	66,273
2009	14,355
2010	9,570
$455,497

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth all of our current directors and executive officers, with each position and office held by them.  Each director’s terms of office expires at the next annual general meeting of shareholders.

All of our Directors and Senior Management and our subsidiary own, as a group, own 213,572,701 shares or 90.66% of all of our outstanding shares as at February 28, 2007.

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

Amarjit Mann

Mr. Mann holds a Pharmacy degree and an MBA from the University of British Columbia, and is owner of a pharmacy in Surrey, B.C. Subsequent to February 28, 2007, Mr. Mann resigned as director due to an apparent conflict of interest.

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

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Pay-outs
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Pay-outs ($)	AllOther Compensation ($)
Rani Gill President and Chief Financial Officer	2007 2006 2005	$156,000 $78,000 $143,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	(2) Nil Nil
Harj Gill Chief Executive Officer	2007 2006 200	$156,000 $128,500 $143,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	(3) Nil Nil

(1)

Fiscal years ended February 28, 2007, 2006, and 2005.

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

Employees

As of February 28, 2007, we had a total of nineteen employees/contract employees (eighteen full-time employees/contract employees and two part-time employees).  There are thirteen employees/contract employees located in the Vancouver office the remaining are located in the Ontario, the Montreal or in the US office.  None of the employees are unionized.

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

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

The following table sets forth, as of February 28 2007, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares. Unless otherwise indicated by footnote, we believe that the beneficial owners of the common shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such common shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

The company is aware of only one shareholder owning more than 10% of the company’s outstanding common shares.  The name of this shareholder is listed below.  This shareholder has identical voting rights to the other shareholders.

Title of Class	Identity of Holder	Number of Common Shares	Percentage of Beneficially Owned
Common shares	Rani Gill	184,966,277	78.5%

United States Shareholders

As of February 28, 2007, we had 85 registered shareholders with addresses in the United States representing 1.0% of the issued and outstanding shares.  In addition, residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

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

ITEM 8.

FINANCIAL INFORMATION

Financial Information

Our consolidated financial statements for the last three fiscal years ended February 28, 2007, including our consolidated balance sheets, the consolidated statements of operations and deficit and the notes to those statements  are included in this Form 20-F.

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

ITEM 8B.

SIGNIFICANT CHANGES

Other than as set out, there have been no significant changes in our business in the period from February 28, 2006 until the date of this document.

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

Conduct business with WISE, a Company controlled by the CEO

vi.

Authorization to issue 174,850,000 shares to the President and CEO and to issue and compensate the President and CEO with further shares and payments as deemed appropriate by the independent Board of Directors for damages and related events

On August 24, 2007, the subsidiary, AMS Homecare Canada Inc., filed for bankruptcy.

On September 27, 2007, the assets of AMS Homecare Canada Inc. were sold to 6833110 Canada Inc., a company owned by Mr. Sukhi Grewal and others including Kelly Langlois, an former employee.  Both the company and the associated individuals including a former director of AMS Homecare Inc., Mr. Amarjit Mann, have been advised by legal counsel that there is a conflict of interest by them purchasing and attempting to compete with AMS Homecare Inc.

Subsequent to February 28, 2007, AMS Homecare Inc. entered into a marketing agreement with HG Soliman Enterprises Ltd. to jointly cooperate to market AMS products.

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

As at February 28, 2007 our authorized and issued capital is as follows:

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

There were no significant changes made in the Company's internal controls during the period covered by this annual report on Form 20-F or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

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

The following table discloses accounting fees and services of the Registrant:

Type of Services Rendered	2007 Fiscal Year (CAD$)	2006 Fiscal Year (CAD$)
(a) Audit Fees	$39,751	$23,500
(b) Audit-Related Fees	-	$30,865
(c) Tax Fees	$10,000	$13,050
(d) All Other Fees	-	-

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

(a)

The following Financial Statements pertaining to our consolidated financial statements are filed as part of this Registration Statement:

AMS Homecare Inc.

Consolidated Balance Sheets

(expressed in Canadian dollars)

As at February 28	2007	2006
Assets
Current
Receivables (Note 12(a)(d))	$892,562	$1,176,052
Inventories	1,608,584	1,566,845
Prepaids	98,410	87,802
Income tax recovery	-	15,000
	2,599,556	2,845,699
Plant and equipment (Note 3)	78,970	83,627
Intangible assets (Note 4)	67,867	58,133
	$2,746,393	$2,987,459
Liabilities
Current
Bank demand loan (Note 5)	$1,811,101	$1,513,412
Payables and accruals	260,846	504,920
Current portion of long-term debt (Note 6)	96,662	111,856
	2,168,609	2,130,188
Long-term debt (Note 6)	595,910	692,572
Due to shareholders (Note 7)	876,607	501,607
	3,641,126	3,324,367
Capital Stock and Shareholders’ Deficiency
Capital stock (Note 8)	2,940,263	2,940,263
Deficit	(3,834,996)	(3,277,171)
	(894,733)	(336,908)
	$2,746,393	$2,987,459

Commitments (Notes 11 and 12)

Subsequent Events (Note 16)

Contingencies (Note 18)

Approved on behalf of the Board

“Jan Karnik” Director	“Rani Gill” Director

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Consolidated Statements of Operations

(expressed in Canadian dollars)

	2007	2006	2005
Sales	$6,714,106	$6,946,317	$5,470,434

Cost of sales	3,791,750	4,127,328	3,308,861
Gross profit	2,922,356	2,818,989	2,161,573
Expenses
Selling
Advertising and promotion	216,582	207,050	133,619
Communication	68,265	71,595	39,300
Freight and delivery	166,938	153,043	115,477
Salaries and benefits	654,308	559,975	442,863
Stationery and supplies	13,042	11,999	12,316
Travel	75,766	103,492	84,394
	1,194,901	1,107,154	827,969
General
Bad debts	13,949	1,467	51,301
Amortization	55,034	77,125	48,673
Insurance	74,200	64,977	49,595
Interest and bank charges	194,100	153,183	118,838
Interest on long-term debt	123,727	63,887	41,675
Occupancy	258,993	240,589	163,350
Office and supplies	99,875	115,522	70,605
Professional fees	268,368	383,224	171,453
Public relations	45,759	52,510	105,701
Salaries and benefits	496,993	384,832	419,940
Transfer agent and regulatory	31,315	19,512	26,448
Travel	57,090	34,905	27,467
	1,719,403	1,591,733	1,295,046
Total expenses	2,914,304	2,698,887	2,123,015
Operating income	8,052	120,102	38,558
Other income (expense) (Note 17)
Other income	3,369	2,722	-
Other expense	(57,800)	-	-
Directors’ fees and employee compensation	-	(211,866)	-
Compensation for damages	(511,393)	(3,417,844)	-
	(565,824)	(3,626,988)	-
Net earnings (loss) before income taxes	(557,772)	(3,506,886)	38,558
Income taxes (Note 9)	53	(20,053)	18,800
Net earnings (loss)	$(557,825)	$(3,486,833)	$19,758
Weighted average common shares outstanding	235,572,391	74,075,541	46,632,453
Earnings (loss) per share, basic and fully diluted	$(0.002)	$(0.047)	$0.01

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Consolidated Statement of Capital Stock and

Shareholders’ Equity (Deficiency)

(expressed in Canadian dollars)

Years Ended February 28, 2007, 2006 and 2005

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings (Deficit)	Total

Balance, February 29, 2004	46,398,891	$75,400	$189,904	$265,304
Conversion of warrants into common shares (Note 8(a))	250,000	35,000	-	35,000
Net earnings, year ended February 28, 2005	-	-	19,758	19,758
Balance, February 28, 2005	46,648,891	110,400	209,662	320,062
Cancellation of shares (Note 8(b))	(76,500)	-	-	-
Shares issued for compensation and damages
(Note 8(c))	189,000,000	2,829,863	-	2,829,863
Net loss, year ended February 28, 2006	-	-	(3,486,833)	(3,486,83)
Balance, February 28, 2006	235,572,391	2,940,263	(3,277,171)	(336,908)
Net loss, year ended February 28, 2007	-	-	(557,825)	(557,825)
Balance, February 28, 2007	235,572,391	$2,940,263	$(3,834,996)	$(894,733)

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

For the Years Ended February 28,	2007	2006	2005
Cash derived from (applied to):
Operating Activities
Net earnings (loss)	$(557,825)	$(3,486,833)	$19,758
Amortization	55,034	77,125	48,673
Loss (gain) on sale of property and equipment	-	-	2,031
Shares issued for compensation and damages (Note 17)	-	2,829,863	-
Changes in non-cash operating working capital (Note 10)	2,039	(105,723)	(664,096)
	(500,722)	(685,568)	(593,634)
Financing Activities
Proceeds from bank demand loan	297,689	359,886	374,035
Proceeds from long-term debt	-	500,000	250,000
Repayment of long-term debt	(111,856)	(103,295)	(49,765)
Advances from shareholders	375,000	-	59,350
Common stock issued	-	-	35,000
	560,833	756,591	668,620
Investing Activities
Purchase of equipment	(18,871)	(51,485)	(27,893)
Acquisition of intangible assets	(41,240)	(19,538)	(47,093)
	(60,111)	(71,023)	(74,986)
Net change in cash	-	-	-
Cash, beginning of year	-	-	-
Cash, end of year	$-	$-	$-
Non-cash transactions
Common shares issued for compensation and damages (Note 17)	$-	$2,829,863	$-
Supplemental cash flow information
Interest	$269,649	$182,567	$127,258
Income taxes	$-	$14,947	$-

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2007, 2006 and 2005

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

These financial statements were prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  With the subsidiary, AMS Homecare Canada Inc., having filed for bankruptcy subsequent to year-end, the Company’s ability to continue as a going concern is dependent on the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.

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

(expressed in Canadian dollars)

For the Years Ended February 28, 2007, 2006 and 2005

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

Foreign currency

The Company’s and its subsidiaries’ functional currency is the Canadian dollar. Monetary assets and liabilities denominated in United States dollars for the current fiscal year were translated to Canadian dollars at the year-end exchange rate of $1.1698.  All income and expenses for the fiscal years were translated at average exchange rates prevailing during the period.  Non-monetary assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred.  Exchange gains and losses arising on translation are included in earnings.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2007, 2006 and 2005

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

Earnings (loss) per share

Earnings (loss) per share are calculated using the weighted average number of shares outstanding.  There were no unexercised warrants as at February 28, 2007.

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

3. Plant and equipment			2007	2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$21,548	$11,745	$9,803	$6,609
Office furniture and equipment	41,190	30,464	10,726	11,950
Warehouse equipment	26,663	20,956	5,707	1,837
Leasehold improvements	3,766	1,020	2,746	3,389
Store fixtures	36,735	9,746	26,989	32,012
Computer hardware and software	97,095	74,096	22,999	27,830
	$226,997	$148,027	$78,970	$83,627

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2007, 2006 and 2005

4. Intangible assets			2007	2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Distribution rights	$50,000	$50,000	$-	$15,000
Trademarks and patents	70,326	54,191	16,135	14,515
Financing costs	52,500	39,125	13,375	18,875
Intellectual property	13,042	1,621	11,421	2,434
Product development costs	36,063	9,127	26,936	7,309
	$221,931	$154,064	$67,867	$58,133

5.

Bank demand loan

The Company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $2,000,000.  The demand loan bears interest at the Royal Bank prime rate plus 2.75% per annum.  The security includes a first floating charge over all assets and an assignment of inventories. This facility contains certain covenants with respect to total liabilities to tangible net worth.  As at year end, the Company was in violation of these covenants.

6. Long-term debt	2007	2006
Loan of $250,000, interest at prime plus 10.5% per annum, repayable over 60 months in blended monthly payments of $6,146, due November 2007	$46,622	$108,438

Loan of $250,000, interest at floating base rate plus variance of 7.5% per annum, with the first principal payment of $3,970 on February 4, 2005, followed by 59 consecutive monthly installments of $4,170 commencing on March 3, 2005, with the final payment on January 3, 2010.	145,950	195,990

Loan of $500,000, interest at 17% per annum, repayable over 60 months with no principal payment until maturity on November 15, 2010	500,000	500,000
	692,572	804,428
Less current portion	96,662	111,856
	$595,910	$692,572

These loans are secured by a general security agreement from the Company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and CEO and contain certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital ratio and ratio of current assets to current liabilities.   As at February 28, 2007, the Company was in violation of these loan covenants.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2007, 2006 and 2005

6.  Long-term debt, (Continued)

Principal repayments of the Long-term debt are as follows:

2008	96,662
2009	50,040
2010	45,870
2011	500,000
$692,572

7.

Due to shareholders

Advances received from shareholders are unsecured.  Shareholders have agreed not to demand repayment in advance of March 1, 2008.  The Company agrees to pay/accrue interest of $3,200 (USD $2,800) per month to the shareholders, an effective interest rate of 8% per annum.

8.

Capital stock

Authorized:

300,000,000 common voting shares without par value

200,000,000 preferred shares without par value

Issued and Fully Paid:

235,572,391 Common Shares (2006:  235,572,891; and 2005:  46,648,891)

a)

On March 16, 2004, 250,000 warrants were converted into the Company’s common shares at a price of fourteen cents per share.

b)

On December 8, 2005, 76,500 common shares were cancelled and returned to treasury.

c)

On January 6, 2006, the Company issued 189,000,000 common shares at a value of $2,829,863.  Of the total, 13,000,000 common shares were issued to directors, excluding the President and CEO, for services provided since 2002, 1,150,000 shares were issued to employees for compensation, and 174,850,000 shares were issued to the President and to the CEO for some of the damages suffered in the reverse take-over. (Notes 13, 17, and 18)

Stock Options and Warrants:

The Company has a stock option plan for officers, directors and employees.  The maximum number of options available for issuance is 8,777,811.  As at February 28, 2007, no options were granted or issued.

Warrants

There were no warrants outstanding as at February 28, 2007.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2007, 2006 and 2005

9.  Income taxes

The components of the future income tax assets and liabilities at February 28, 2007 and 2006 are as follows:

		2007		2006
Plant and equipment		$6,600		$7,800
Intangible assets		8,600		2,700
Non-capital losses		1,477,000		1,288,300
		1,492,200		1,298,800
Valuation allowance		(1,492,200)		(1,298,800)
	$	Nil	$	Nil

The Company’s non-capital losses available to be carried forward are comprised as follows:

	2007	2006
Canada	$3,193,000	$3,119,000
United States	775,000	304,000
	$3,968,000	$3,423,000

The Company’s non-capital losses that, if not used, will expire as follows:

		Date of Expiry
Canada
Year ended February 29, 2004	$3,000	2014
Year ended February 28, 2006	3,116,000	2016
Year ended February 28, 2007	74,000	2017
	$3,193,000
United States
Year ended February 28, 2006	$304,000	2025
	471,000	2026
	$775,000

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

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2007, 2006 and 2005

9.

  Income taxes, (Continued)

The following schedule reconciles the expected statutory tax provision (recovery) with the tax provision (recovery) recorded in these consolidated financial statements:

	2007	2006	2005
Net earnings (loss), before income taxes
Canada	$(88,509)	$(3,204,886)	$38,558
United States	(469,263)	(302,000)	-
	$(557,772)	$(3,506,886)	$38,558
Expected provision (recovery)
Canada at 38%	$(33,600)	$(1,217,900)	$14,652
United States at 34%	(159,500)	(102,700)	-
	(193,100)	(1,320,600)	14,652
Utilization of non-capital losses		-	(4,755)
Prior year tax provision adjustment	-	(5,053)	-
Timing differences	(247)	6,800	8,903
Valuation allowance	193,400	1,298,800	-
Income tax provision (recovery)	$53	$(20,053)	$18,800

10.   Changes in non-cash operating working capital

	2007	2006	2005
Receivables	$(283,490)	$(479,493)	$(72,858)
Inventories	41,739	30,205	(597,747)
Prepaids	10,608	40,627	(21,848)
Payables and accruals	244,074	337,938	9,557
Income taxes	(15,000)	(35,000)	18,800
	$2,069	$(105,723)	$(664,096)

11.

Operating Leases

The Company is committed to operating leases for premises and vehicles.  Future minimum payments are as follows:

2007	$365,299
2008	66,273
2009	14,355
2010	9,570
$455,497

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2007, 2006 and 2005

12.

Commitments

a)

On March 28, 2005, the Company announced the signing of a binding agreement with Wireless 2000 of Burnaby, British Columbia to acquire the exclusive distribution rights for a term of 25 years to distribute its products into the healthcare, residential elder care, medical offices and hospital markets in North America.  The terms of the agreement call for Wireless 2000 to deliver a commercial product to the Company within one year.  The Company will pay $350,000 in total over this period for the exclusive distribution rights.  The Company will also pay a 20% royalty to Wireless 2000 on the revenues of all Wireless 2000 products sold.  As at February 28, 2007, the Company has paid a total of $200,000 for the exclusive distribution rights.  These payments are included in receivables as they are refundable and will be repaid if Wireless 2000 fails to deliver a functional commercial quality product.

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

d)

   As at February 28, 2007, the Company had no outstanding letters of credit for inventory ($278,934 - February 28, 2006).

13.

Related Party Transactions

a)

  The Company advanced $66,743 to WISE, a private business controlled by the CEO, as part of the agreement to share in the revenue from the operations of WISE.  The advanced amount is included in receivables.

b)

  The Company paid/accrued $37,991 (2006 – $41,257, 2005 - $43,343) in interest during the year to the President of the Company on shareholders advances totalling $501,607.  (Note 7)

c)

  The Company paid $511,393 to the CEO of the Company in respect of some of the damages suffered by him during the RTO process.  In the previous fiscal year, the Company issued 174,850,000 common shares at a value of $2,617,997 and paid a total of $799,847 in cash to the President and to the CEO of the Company in respect of some of the damages suffered by them during the RTO process.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties.  (Notes 8, 17, and 18)

d)

  The Company issued 13,000,000 common shares at a value of $194,647 during the previous fiscal year (2005 - $Nil) to the current directors of the Company for their services rendered to the Company from the time of its listing on the TSX Venture Exchange in 2002 to date.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties. (Note 8)

e)

  The Company paid a total of $312,000 (2006 - $206,500, 2005 - $286,000) in management fees to the President and to the CEO in the normal course of operations.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2007, 2006 and 2005

13.

Related Party Transactions, (Continued)

f)

  The Company issued 13,000,000 common shares at a value of $194,647 during the previous fiscal year (2005 - $Nil) to the current directors of the Company for their services rendered to the Company from the time of its listing on the TSX Venture Exchange in 2002 to date.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties. (Note 8)

g)

  The Company paid a total of $312,000 (2006 - $206,500, 2005 - $286,000) in management fees to the President and to the CEO in the normal course of operations.

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

15.

Economic dependence

Approximately 90% (February 28, 2006:  86%; February 28, 2005:  85%) of sales are from products provided by the Company’s largest supplier with the balance being comprised of other products, patient monitoring services, and retail sales in Bellevue, WA.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2007, 2006 and 2005

16.

Subsequent events:

4.

On August 24, 2007, the subsidiary, AMS Homecare Canada Inc., filed for bankruptcy.

5.

On September 27, 2007, the assets of AMS Homecare Canada Inc. were sold to 6833110 Canada Inc., a company owned by Mr. Sukhi Grewal and others including Kelly Langlois, an former employee.  Both the company and the associated individuals including a former director of AMS Homecare Inc., Mr. Amarjit Mann, have been advised by legal counsel that there is a conflict of interest by them purchasing and attempting to compete with AMS Homecare Inc.

6.

Subsequent to February 28, 2007, AMS Homecare Inc. entered into a marketing agreement with HG Soliman Enterprises Ltd. to jointly cooperate to market AMS products.

17.  Other Income (Expense)

The other income (expense) amounting to $3,626,988 (2005: $Nil, 2004: $2,983) are comprised of the following:

	2007	2006	2005
Other income (a)	$3,369	$2,722	$-
Other expense (a)	(57,800)	-	-
Directors’ fees and employee compensation (b)	-	(211,866)	-
Damages paid to the Company’s President and CEO (c)	(511,393)	(3,417,844)	-
	$(565,824)	$(3,626,988)	$-

a)

Other income and expense

Foreign exchange translation gain during the current fiscal year was $3,369 and $2,722 for the previous year.  During the current fiscal year, the Company wrote-off a deposit paid to V, L.L.C. of Richmond, VA in the amount $57,800 (USD $50,000).  This deposit was for the exclusive licensing agreement with

V, L.L.C. to apply Nemesysco’s Layered Voice Analysis (LVA) software technology.  The Company is currently negotiating directly with Nemesysco for the same technology.

b)

Directors’ fees & employee compensation

During the previous fiscal year, the Company issued 13,000,000 common shares at a value of $194,643 to compensate the current directors for their services rendered to the Company from the time of its listing on the TSX Venture Exchange in 2002 to date.  The Company also issued 1,150,000 common shares at a value of $17,219 to compensate certain employees for their services from 2002 to date. (Note 8 and 13)

c)

Damages paid to the Company’s President and to the CEO

During the current year, the Company paid in cash $511,393 (2006: - $799,847) to the CEO in respect of some of the damages suffered by him during and after the RTO process.  In the previous year, the Company also issued 174,850,000 common shares valued at $2,617,997 to the President and to the CEO of the Company in respect of some of the damages suffered by them during the RTO process.  (Notes 8, 13, and 18))

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2007, 2006 and 2005

18.

Contingencies

On March 11, 2005, the Company announced that it had filed a Statement of Claim in British Columbia Supreme Court alleging the TSX Venture Exchange and certain of its employees acted deliberately to delay the Company’s reverse takeover (RTO) of Shoprider Canada Mobility Products between August 2000 and February 2002.  Based on the review of disclosure documents obtained from the TSX Venture Exchange in April 2005 by management, the Company will proceed forward with this lawsuit.   During the current fiscal year, the Company paid a total of $511,393 in cash to the CEO as compensation for some of the damages.  In the previous fiscal year, the Company paid $3,417,844 in cash and common shares to the President and to the CEO as compensation for some of the damages.  Additional costs may be incurred; however no accrual has been recorded at this point until actual costs can be ascertained.  (Notes 8, 13, and 17)

19.

Differences between Canadian and U.S. generally accepted accounting principles and practices,

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

Had the Company followed U.S. GAAP, the effect on the consolidated financial statements of the Company of the foregoing differences is set out below:

Balance sheets		2007	2006
Assets under Canadian GAAP		$2,746,393	$2,987,459
Product development costs expensed under U.S. GAAP		(26,936)	(7,309)
Assets under U.S. GAAP		$2,719,457	$2,980,150
Shareholders’ equity (deficiency) under Canadian GAAP		$(894,733)	$(336,908)
Product development costs expensed under U.S. GAAP		(26,936)	(7,309)
Shareholders’ equity (deficiency) under U.S. GAAP		$(921,669)	$(344,217)

Statements of operations	2007	2006	2005
Net earnings (loss) under Canadian GAAP	$(557,825)	$(3,486,833)	$19,758
Product development costs expensed under U.S. GAAP	3,335	2,437	3,356
Net earnings (loss) under U.S. GAAP	$(554,490)	$(3,484,396)	$23,114
Weighted average common shares outstanding	235,572,391	74,075,541	46,632,453
Earnings (loss) per share, basic and fully diluted	$(0.002)	$(0.04)	$0.01

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2007, 2006 and 2005

19.

Differences between Canadian and U.S. generally accepted accounting principles and practices, (Continued)

Statements of cash flows	2007	2006	2005
Cash (applied to):
Operating Activities under Canadian and U.S. GAAP	$(500,722)	$(685,568)	$(593,634)
Financing Activities under Canadian and U.S. GAAP	$560,833	$756,591	$668,620
Investing Activities under Canadian and U.S. GAAP	$(60,111)	$(71,023)	$(74,986)
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

The following exhibits are incorporated by reference to this Item.  The following Exhibits are filed with this annual report:

Exhibit Reference	Name
9.1	Consent of STS Partners LLP, Chartered Accountants
9.2	Consent of HLB Cinnamon Jang Willoughby
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1

Certification of the Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2

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

AMS Homecare Inc.,
a British Columbia Corporation

Dated: October 17, 2007	By:	/s/ Harj Gill
Harj Gill
President and Chief Executive Officer